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04046718

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Societe Generale Group

*CURRENT ADDRESS

**FORMER NAME

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DEC 17 2004

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FILE NO. 82- 3501 FISCAL YEAR 12-31-03

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DAT : 12/16/04

82-3501



Annual Report 2003

Société Générale Group

ARIS
12-31-03

SOCIETE GENERALE

GROUP

RETAIL BANKING & FINANCIAL SERVICES ▪ ASSET MANAGEMENT & PRIVATE BANKING ▪ CORPORATE & INVESTMENT BANKING



Since 1987, *Mécénat Musical Société Générale* has embodied the conviction that "one of the greatest pleasures with music is sharing it with others."

Contents

This document is a full translation of the original French text. The original document was filed with the Autorité des marchés financiers (French Securities Regulator) on March 22, 2004 in accordance with Regulation 98-01, and represents the French "document de reference" of the Société Générale Group. As such, it may be used in support of a financial transaction when accompanied by a prospectus duly approved by the AMF.
This report is available online at www.socgen.com.
The Société Générale Group also publishes a social audit for the previous financial year in accordance with Law 77-769 of July 12, 1977.



No.1 non-mutual [illegible] banking group in France

3rd largest corporate and investment bank in the euro zone(2)

4th largest euro-zone bank in asset management(3)

8th largest market capitalization in France (EUR 30.7 billion at December 31, 2003)(4)

AA- (Standard & Poor's), Aa3 (Moody's), AA- (Fitch)

Profile

Société Générale is one of the leading financial services groups in the euro zone. The Group employs 88,000 people worldwide across three core businesses:

- Retail Banking and Financial Services: the Group serves over 15 million customers in 32 countries.
- Global Investment Management: Société Générale ranks among the top tier of euro-zone banks with EUR 284 billion of assets under management at December 31, 2003.
- Corporate and Investment Banking: SG CIB ranks among the European and global leaders in the euro capital markets, derivatives and structured finance.

The Group's values are professionalism, team spirit and innovation. Société Générale is included in the four major international socially responsible investment indexes.

(1) By net banking income and number of branches (source: Société Générale).
(2) By net banking income (source: Société Générale).
(3) By volume of assets under management (source: Société Générale).
(4) Source: Bloomberg.



Message

from Daniel Bouton

Chairman and Chief Executive Officer

Fifth consecutive year combining growth and profitability.

The 2003 financial year was marked by sluggish economic growth in our European markets, while confirmation of the nascent recovery in the United States from the summer onwards, spurred by accommodative fiscal and monetary policies, bolstered the upturn in the macroeconomic environment. Against this backdrop, Société Générale saw **net income rise sharply to EUR 2.5 billion** in 2003, while the Group's return on equity came out at 16.2%, above the high level registered in 2001.

All our businesses demonstrated dynamic performance, with Retail Banking and Financial Services racking up growth, Global Investment Management holding up well, and Corporate and Investment Banking producing exceptional results.

Our franchises continued to expand in 2003 on the back of organic growth and acquisitions.

In a mature market, the French Retail Banking Networks registered a further increase in both the number of customers and the number of products per personal current account. Our retail banking networks outside France continued to grow and now serve over 5 million customers, including approximately one-third within the enlarged European Union. The Global Investment Management businesses turned in solid performances over the year, despite lackluster market conditions, notably notching up successes in Asia (Private Banking) and China (Asset Management). In a favorable environment, Corporate and Investment Banking posted exceptional results in its debt, financing and equity activities.

The Group pursued **its selective acquisition policy** in 2003. The purchase of **Compagnie Bancaire Genève**, which was merged with our existing bank in Zurich, reinforced SG Private Banking's presence in Europe, where it now has a significant platform spanning France, the United Kingdom, Belgium, Luxembourg and Switzerland. The merger of **Hertz Lease**, acquired at the start of the year, with our existing companies under the ALD brand created Europe's second largest player in operational vehicle leasing – a growth market that generates recurrent profitability. Two acquisitions by Retail Banking outside France (in Ghana and Réunion) complemented the Group's existing presence in Africa and the Indian Ocean. SG Corporate and Investment Banking (SG CIB) reinforced its derivatives business with the acquisition of a specialized player in the United States.

Net banking income came out at EUR 15.6 billion, up 7.3% on the previous year.

The growth and strong performances of the Corporate and Investment Banking activities, coupled with tight cost control, produced a significant reduction in the Group's breakeven point ahead of schedule. The Group's cost/income ratio thus fell by 4.6 points to 67.6%.

The net allocation to provisions was down over the year, while allowing for the economic uncertainties weighing on Europe.

After negatively affecting results in 2002 due to sizeable provisioning, the equity portfolio made a small positive contribution to earnings in 2003. The Group began to trim the portfolio over the period.

Our strong performance in 2003 reflects the efforts of our 88,000 employees, who are all driven by the same core values: professionalism, team spirit and innovation.

This strategy of sustainable and profitable growth has been recognized by the markets: Société Générale regularly outperforms the EURO STOXX BANK index, and our stock has recorded the strongest rise amongst major European banks since January 1, 1999. Over this period, our market capitalization has risen from being the 12th largest to the 5th largest amongst euro-zone banks.

We will pursue our strategy of profitable growth in 2004 and continue to lower our breakeven.



Strategy

First priority: reinforce our centers of excellence

Our Group's **French Retail Banking Networks** have an exceptional franchise, which we strive to serve with increasing skill and effectiveness. The reorganization of the Société Générale network in 2003 and the local banking model of Crédit du Nord's network of regional banks are principally intended to meet the needs of our customers as fully as possible. **Our new customer relationship management tools and the customer service units** will further bolster our dynamic commercial development and the quality of our customer relationships from 2004.

In **Corporate and Investment Banking**, we have a solid platform that has boasted one of the highest returns on equity in continental Europe for the past four years. SG CIB will continue to implement its strategy of profitable growth while harnessing synergies with the Group's other business lines:

- By drawing on its three core competency businesses, namely the euro capital markets, derivatives and structured finance.
- By focusing its geographical development on Europe.
- By enhancing even further the offering aimed at financial institution groups.

Second priority: develop our growth drivers through a combination of organic growth, partnerships and selective acquisitions

We shall continue to expand our customer bases in **Retail Banking outside France**:

- By pursuing our strategy of organic growth and acquisitions (in the enlarged EU and emerging countries).
- By reinforcing synergies between entities (information systems, sales practices, risk management).

Our **Financial Services** activities, which have taken on a truly pan-European dimension, will extend their coverage within the enlarged EU in our four core activities: equipment finance, operational vehicle leasing, IT asset leasing and management, and consumer credit.

Our **Global Investment Management** arm currently has a powerful and well-balanced platform. While giving priority to strengthening its presence on high-potential product segments (alternative management, multi-management, etc.) and to its commercial development, this business will continue to seek opportunities for partnerships and acquisitions, notably in Europe and Asia. It will be complemented by a competitive service offering following the integration of all the Group's securities business lines (Global Securities Services for Investors).

Third priority: lower the breakeven

In order to meet our customers' expectations as efficiently and cost-effectively as possible, we stand by our objective of realizing cost savings of some EUR 750 million by the end of 2004. The continued implementation of our major cost-cutting programs will be reflected in:

- Increased efficiency of our back offices.
- The rationalization and pooling of cross-business processes (human resources, etc.).
- Tighter control of external expenditure by developing a common approach to purchasing and relations with suppliers across the Group's businesses, and by rationalizing purchasing policies (office tools, telecoms, etc.).

Lastly, we shall continue to develop cross-selling with our target clients by building on the synergies between business lines and via our coverage platform.

This strategy should enable the Group to continue creating shareholder value and consolidate its competitive position.

2003 key figures

In 2003, net income totaled EUR 2.5 billion, up 78% on 2002, while operating income was 40% higher at EUR 3.8 billion.

This solid performance was driven by all the Group's core businesses.

Sound Group profitability

ROE after tax: 16.2%



Core businesses
2,721
(ROE after tax: 23.8%)
1,079
Corporate and Investment Banking
(ROE after tax: 30.1%)
2,492
249
Global Investment Management
1,393
Retail Banking
and Financial Services
(ROE after tax: 18.8%)
Financial Services: 301
Retail Banking outside France: 214
French Networks: 878
Group
(229) Corporate Center

CONTRIBUTION TO NET INCOME

in millions of euros

ROE = Return on equity

Group consolidated figures

in millions of euros	2003	2002	2001	2000	1999*
Results					
Net banking income (1)	15,637	14,573	13,966	13,799	11,409
Operating income	3,843	2,746	2,703	3,392	2,402
Net income before minority interests	2,755	1,651	2,327	2,877	2,066**
Net income	2,492	1,397	2,154	2,698	1,980**
Retail Banking and Financial Services (2)	1,393	1,277	1,142	1,014	852
Global Investment Management (2)	249	240	252	257	173
Corporate and Investment Banking	1,079	509	654	1,144	713
Corporate Center and other	(229)	(629)	106	283	242**

* *Figures restated in relation to those presented in the 1999 reports to take into account the impact of Regulation 99-07 of the Comité de réglementation comptable (French Accounting Regulation Committee).*

** *Excluding impact of the SG Paribas project.*

(1) *2001 and 2002 figures restated for operating expenses previously charged against net banking income, in accordance with the 2003 methodology.*

(2) *2001 and 2002 figures restated for internal changes made to the Group's structure in 2003.*

Growth trend in results over the medium term


11.4
13.8
14.0
14.6
15.6
1999
2000
2001
2002
2003

NET BANKING INCOME

in billions of euros


3.1
4.1
3.8
4.0
5.1
1999
2000
2001
2002
2003

GROSS OPERATING INCOME

in billions of euros


2.0
2.7
2.2
1.4
2.5
1999
2000
2001
2002
2003

NET INCOME

in billions of euros

Solid fundamentals


11.9
12.5
11.5
11.1
11.7
1999
2000
2001
2002
2003

B.I.S. RATIO

% (at year-end) ■ *Tier-one ratio*


11.9
13.7
15.8
15.7
16.9
1999
2000
2001
2002
2003

SHAREHOLDERS' EQUITY

in billions of euros (at year-end)


19.1**
22.4
15.5
9.4
16.2
1999
2000
2001
2002
2003

ROE

%

In billions of euros	2003	2002	2001	2000	1999*
Activity					
Total assets and liabilities (3)	539.4	501.4	512.5	455.9	435.5
Customer loans (3)	177.5	174.2	166.3	148.5	132.8
Customer deposits	160.2	152.8	150.5	123.7	116.4
Assets under management	284	269	297.7	203.9	184.0
Equity					
Consolidated shareholders' equity	16.9	15.7	15.8	13.7	11.9
Total equity (4)	21.3	19.5	19.9	16.9	14.2
Average headcount (5)	90,040	88,278	86,574	71,149	66,020

(3) 2001 and 2002 figures restated relative to presentation used in 2001 and 2002 annual reports.

(4) Consolidated shareholders' equity, minority interests, general reserve for banking risks and preferred shares.

(5) Including temporary staff.

The Société Générale share

Stock market performance

Société Générale's share price rose by 26% in 2003, closing at EUR 70.0. In comparison, the CAC 40 index gained 16% and the EURO STOXX BANK index rose by 31% over this period.

At December 31, 2003, the Société Générale Group's stock market capitalization amounted to EUR 30.7 billion, which ranked it eighth among CAC 40 stocks and fifth among euro-zone banks. The new method of calculating weightings within the CAC 40 index focuses on the free float of each stock, making the Société Générale Group the index's fourth largest stock with a weighting of 5.1%.

The market for the Group's shares remained highly liquid in 2003, with an average daily trading volume on the CAC 40 of EUR 3.30 billion, representing a daily capital rotation rate of 0.48% (versus 0.49% in 2002). In value terms, Société Générale's shares were the sixth most actively traded in the CAC 40 index.

Stock exchange listing

Société Générale's shares are listed on the Paris Bourse (deferred settlement market, continuous trading group A, share code 13080) and on the Tokyo stock exchange. They are also traded in the United States under an American Depositary Receipt (ADR) program.

Stock market indexes

The Société Générale share is a component stock of the CAC 40, EURO STOXX 50, MSCI Europe, FTSE Eurotop and Dow Jones Sustainability Index World indexes.

Total return* for shareholders

The following table shows the overall return on investment for Société Générale shareholders over different time periods ending December 31, 2003. The figures are given as a cumulative total and an annualized average. For example, an investor holding Société Générale shares from January 1, 1999 to December 31, 2003 (i.e. over five years) would have obtained a cumulative total return of 152% over the period, or an average of 20.3% per year.

DURATION OF SHAREHOLDING	DATE	CUMULATIVE TOTAL RETURN*	ANNUALIZED AVERAGE TOTAL RETURN*
Since privatisation	Jul. 9, 1987	778%	14.1%
15 years	Jan. 1, 1989	582%	13.7%
10 years	Jan. 1, 1994	261%	13.7%
5 years	Jan. 1, 1999	152%	20.3%
4 years	Jan. 1, 2000	46%	9.9%
3 years	Jan. 1, 2001	22%	6.9%
2 years	Jan. 1, 2002	23%	10.9%
1 year	Jan. 1, 2003	34%	33.6%

Source: Bloomberg. * *Total return = capital gain + gross dividend (including tax credit) reinvested in shares.*

Dividend history

Between 1999 and 2003, the dividend paid by the Société Générale Group rose by an average of 13% per year.

The Group's aim is to raise the payout ratio to a level close to 45%.

DIVIDEND, PAYOUT RATIO AND YIELD

	2003	2002	2001	2000	1999
Net dividend (in EUR) (1)	2.50 (2)	2.10	2.10	2.10	1.55
Payout ratio (%) (3)	41	62	39	31	32
Net yield (%) (4)	3.6	3.8	3.3	3.2	2.7

(1) Individual investors have a tax credit of 50%.
(2) Submitted to the Annual General Meeting of Shareholders for approval.
(3) Net dividend/earnings per share.
(4) Net dividend/closing price at end-December.

Any dividends not claimed within five years of their payment date expire and are subsequently paid to the French government.

Stock market data		Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 1999
Common stock (number of outstanding shares) (1)		438,434,749	430,170,265	431,538,522	423,248,418	417,322,484
Market capitalization (in EUR billion)		30.7	23.9	27.1	28.0	24.1
Earnings per share (in EUR)		6.07	3.41	5.35	6.78	4.90*
Book value per share at year-end (in EUR)		41.0	38.4	38.6	34.4	29.6*
Share price (in EUR)	High	70.0	80.5	74.6	70.1	58.5
	Low	42.9	38.1	45.9	48.2	32.5
	Close	70.0	55.5	62.9	66.2	57.8

(1) Nominal value: EUR 1.25 per share. * *Excluding impact of the SG Paribas project.*



Société Générale
DJ EURO STOXX BANK
CAC 40
2002
2003

SHARE PERFORMANCE VERSUS CAC 40* AND DJ EURO STOXX BANK* INDEXES SINCE DECEMBER 29, 2001

■ *Société Générale* ■ *DJ EURO STOXX BANK* ■ *CAC 40* ** Base = Société Générale share price* *Source: Bloomberg.*



69.75
68.75
72.50
78.65
80.50
72.50
67.00
65.10
60.30
53.90
57.65
57.95
58.20
55.70
54.50
56.45
57.65
59.40
62.35
63.75
63.45
64.45
67.30
70.00
67.70
64.40
58.50
57.20
59.65
53.90
45.05
41.65
42.90
2002
2003

MONTHLY EVOLUTION OF SHARE PRICE

■ *Highest closing price during month* ■ *Average closing price during month* ■ *Lowest closing price during month* *Source: Bloomberg.*



1.6
1.6
1.6
1.9
1.7
2.3
2.9
1.9
2.5
2.5
2.2
2.4
2.2
2.4
2.7
3.1
2.7
2.7
2.0
1.9
2.0
1.8
2.2
1.5
Jan.
Fev.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.
2002
2003

TRADING VOLUMES

■ *Volumes: daily average in millions of shares* *Source: Bloomberg.*

Société Générale share data

Share capital

Common stock

At December 31, 2003, the Group's common stock comprised 438,434,749 shares with a nominal value of EUR 1.25 per share.

This increase of 8.26 million in the number of outstanding shares during 2003 breaks down as follows:

- 7.35 million shares issued and subscribed for by Group employees under the Company-sponsored employee share ownership plan.
- 0.91 million shares issued following the exercise of stock options.

If all vested stock options were to be exercised, 4,836,225 shares would be issued, representing a maximum potential dilution of 1.10%. The Group's common stock would then amount to EUR 554,088,717, divided into 443,270,974 shares.

Share buybacks

Since the launch of its share buyback program in September 1999, Société Générale has bought back 51.2 million of its own shares, for a total net amount of EUR 2.87 billion. In 2003, it bought back 9.1 million shares for a total of EUR 485 million and sold or transferred 2.8 million shares with a book value of EUR 154 million.

At December 31, 2003, the Group held 21.1 million of its own shares (excluding treasury stock), representing 4.81% of the share capital and a book value of EUR 1,141 million. Of this total, 13.1 million shares with a book value of EUR 704 million are used to cover stock options granted to employees.

Changes in share ownership

Some significant changes in the share ownership structure occurred during the course of 2003. AVIVA reduced its stake from 4.14% to 1.37%, with part of this holding being sold to Fondazione CRT (1.68% of the capital), while PSA trimmed its holding from 1.66% to 0.8%. Pernod Ricard sold its shares to drop below the 0.5% statutory declaration threshold.

The *Fonds E* (the Société Générale employee share ownership plan) raised its stake from 7.65% to 8.03%.

Share ownership

Share ownership structure at December 31, 2003



Employees via the Group employee share ownership plan 8.46%
Shareholders with over 1% of the capital 12.67%
Treasury stock 2.05%
Buybacks 4.81%
Other 72.01%

AS % OF CAPITAL



Employees via the Group employee share ownership plan 14.21%
Shareholders with over 1% of the capital 16.29%
Other 69.50%

AS % OF VOTING RIGHTS

BREAKDOWN OF CAPITAL AND VOTING RIGHTS (1) OVER 3 YEARS

	At December 31, 2003		At December 31, 2002		At December 31, 2001	
	% of capital	% of voting rights	% of capital	% of voting rights	% of capital	% of voting rights
Employees and former employees via the Group employee share ownership plan	8.46%	14.21%	7.83%	13.11%	7.78%	12.93%
Groupama	3.02%	2.89%	3.08%	2.82%	(3)	(3)
Meiji Life	2.52%	4.68%	2.97%	5.28%	3.19%	5.63%
CDC (2)	1.97%	3.14%	1.88%	2.94%	2.52%	3.39%
Fondazione CRT	1.68%	1.61%	(3)	(3)	(3)	(3)
Aviva	1.37%	1.33%	4.14%	4.51%	6.69%	8.20%
Dexia	1.31%	1.26%	1.40%	1.28%	1.32%	1.17%
PSA	0.80%	1.38%	1.66%	3.00%	2.10%	3.47%
Pernod Ricard	(3)	(3)	0.69%	1.26%	1.16%	2.06%
AGF	(3)	(3)	(3)	(3)	2.50%	3.94%
SCH	(3)	(3)	(3)	(3)	1.50%	1.33%
Free float	72.01%	69.50%	70.80%	65.80%	65.03%	57.88%
Buybacks	4.81%	0.00%	3.46%	0.00%	4.12%	0.00%
Treasury stock	2.05%	0.00%	2.09%	0.00%	2.08%	0.00%
Total	100.00 %	100.00%	100.00%	100.00%	100.00%	100.00%
Number of outstanding shares	438,434,749	457,086,131	430,170,265	469,480,478	431,538,522	488,787,663

To the best of Société Générale's knowledge, no other shareholders hold more than 1% of the capital or voting rights, excluding undertakings for collective investment in transferable securities (UCITS).
(1) Including double voting rights (Article 14 of the Company's by-laws).
(2) CDC (general section only), excluding CDC IXIS Capital Markets.
(3) Shareholders with less than 1% of capital or voting rights.

At June 30, 2003, on the basis of a study of identifiable bearer securities (TPI), the Société Générale Group had some 326,000 individual shareholders (representing 7.6% of the capital, excluding the employee share ownership plans).



Corporate Governance

Information on corporate governance

Société Générale implements the recommendations given in the AFEP-MEDEF[1] report of September 2002 on the corporate governance of listed companies.

In September 1995, three committees (Audit Committee, Compensation Committee and Nomination Committee) were set up. Since early 2000, the Board of Directors and the Committees have been governed by internal rules. A Director's Charter lays out the compliance rules applicable to the Directors of Société Générale.

The internal rules and the Director's Charter, together with the Company's by-laws, are included as an appendix to the Annual Report.

This section contains two parts. The first, which covers the work of the Board of Directors, contains the Chairman's report on how the Board prepares and organizes its work (Articles L 225-37 and L 225-51 of the French Commercial Code). This report was presented to the Nomination Committee and to the Board of Directors. The activity reports of each Committee were approved by the Committees themselves. The second part covers the composition of the Board of Directors and its appraisal, and relations with the Statutory Auditors. It was approved by the Board of Directors at its meeting on February 11, 2004, on the advice of the Nomination Committee and the Audit Committee.

Chairman's Report

Board of Directors

Société Générale is a *Société Anonyme* (French limited liability corporation) managed by a Board of Directors. In May 2002 and again in April 2003, the Board of Directors upheld the Group's monistic management structure, considering it the most suitable option for the Company in its current position. Under this structure, the Chairman, Daniel Bouton, also carries out the functions of Chief Executive Officer and is assisted by Philippe Citerne in the capacity of Chief Executive Officer.

The by-laws provide for no particular limitations to the powers of the chief executive officers, who exercise their functions in accordance with the laws and regulations in force, the Company's by-laws and internal rules, and the guidelines set by the Board of Directors.

Directors

The Group's directors hold a significant number of shares personally: although the statutory minimum is 200 shares, the Director's Charter recommends that each director appointed by shareholders hold at least 600 Société Générale shares. Over 93% of directors comply with this recommendation.

As provided for in the internal rules of the Board, half of directors' attendance fees is paid in proportion to attendance at Board or Committee meetings (see page 22).

The Director's Charter stipulates that directors of Société Générale should abstain from carrying out transactions on securities issued by companies about which they have access to inside information. Like Group employees with access to privileged information, directors are prohibited from conducting transactions in Société Générale shares during the thirty days prior to the publication of results, and from carrying out speculative trading in Société Générale shares (shares must be held for at least two months, options trading is banned).

Directors must inform Société Générale twice a year of any transactions carried out in Société Générale shares, and this information is passed on to the *Autorité des marchés financiers* (French Securities Regulator) for publication.

Duties and powers of the Board

The Board of Directors determines the Company's strategy and ensures its implementation. The Board's internal rules stipulate that it must regularly examine the Group's strategy and deliberate *ex ante* on changes to the Group's management structure and on transactions – in particular acquisitions and disposals – that are liable to have a significant impact on Société Générale's earnings, the structure of its balance sheet or its risk profile.

Since 2003, the internal rules have clearly stated the rules applicable in cases where the Board of Directors gives its prior approval to investment projects or more general strategic transactions (see article 1 of the internal rules).

The Board is informed of and regularly discusses Group policy with respect to human resources, information systems and organization.

The Board sets the remuneration of the chief executive officers and decides on the implementation of stock option plans in accordance with the authorization granted by the General Meeting.

(1) Association Française des Entreprises Privées *(Association of French Private-Sector Companies)* and Mouvement des Entreprises de France *(French Business Confederation)*.

Functioning of the Board

Internal rules govern how the Board of Directors operates. The Board is convened by the Chairman or at the request of one-third of Board members. At least five meetings are scheduled each year, notably to approve the parent company and consolidated financial statements. At least once a year, one item on the agenda is devoted to appraising the Board's performance. Similarly, the Board also deliberates at least once a year on the risks to which the Company is exposed.

Where appropriate, the Board's opinion is published in press releases issued following its meetings.

Each director receives the information necessary to carry out his or her mission, notably with a view to preparing each Board meeting. In addition, directors receive any pertinent information – including that of a critical nature – on significant events affecting the Company.

Each director receives the necessary training to fulfil his or her mandate.

Six training sessions were organized for directors in 2003, covering the Group's structure and strategy, the equity derivatives and debt finance business lines, and market risks. Over 80% of directors attended the market risk training session.

Activity report of the Board of Directors

The Board of Directors met seven times in 2003, with the meetings lasting an average of three hours. The attendance rate of directors was 82%, compared with 79% in 2002 and 81% in 2001.

The Board approved the annual, half-yearly and quarterly results.

Following the AFEP-MEDEF report of September 2002, the Board of Directors' internal rules and the Director's Charter were amended to take into account the proposals put forward by the ad hoc committee comprising Messrs Cannac, Pruvost and Viénot, and the conclusions of the appraisal of the Board of Directors.

The Board of Directors co-opted Mr Azéma following the resignation of Mr Bilger and selected a new Statutory Auditor to be appointed by the General Meeting.

The Board discussed acquisitions and disposals in accordance with its internal rules, and, in particular, the acquisition of Compagnie Bancaire Genève and the disposal of the Group's holding in Sophia.

The Board carried out a review of the Group's strategy, notably as regards the industrial equity portfolio, the sales structure within the Corporate and Investment Banking business, Retail Banking outside France, Financial Services and Global Investment Management. It also assessed certain recent acquisitions.

The Board of Directors reviewed the Group's risk exposure and examined the annual reports on internal control and risk management submitted to the *Commission bancaire* (French Banking Commission), as well as the follow-up letters received from the Banking Commission further to its own audits.

It was presented with the Bank's business continuity plans and was updated on preparations for the adoption of International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS), as well as the future Basel II capital adequacy standards.

It decided to implement a stock option plan and a capital increase reserved for employees as part of the Group's global employee share ownership plan.

Lastly, following the renewal of Mr Bouton's mandate as director, the Board also ratified the Company's existing management structure, renewing Mr Bouton's mandate as Chairman and Chief Executive Officer and that of Mr Citerne as Chief Executive Officer. It also set their terms of employment (see "Senior management remuneration policy", page 21).

Board Committees

The Board's internal rules stipulate that preparatory work for its decisions in certain areas must be carried out by specialized committees composed of directors appointed by the Board. These committees examine matters within their remit and submit their opinions and proposals to the Board for approval. Three such committees have been created: the Audit Committee, the Compensation Committee and the Nomination Committee. The Board may also set up one or more ad hoc committees. An ad hoc committee was created in 2002 to review the internal rules and the Director's Charter.

Audit Committee

The Committee is composed of three directors, Messrs Calvet, Cannac and Wyand, two of whom are independent members. The Committee is chaired by Mr Calvet and is responsible for:

- Reviewing the draft financial statements before they are submitted to the Board, notably verifying how they were prepared and ensuring the relevance and consistency of the accounting principles and methods applied.
- Reviewing the choice of methods and rules used in the preparation of the consolidated accounts.
- Reviewing the consistency of procedures put in place to ensure proper internal control of operations, risk management and compliance with the corporate ethical policy.

- Managing the process for selecting the Statutory Auditors and providing the Board with an opinion on the appointment or renewal of the Statutory Auditors, as well as on their remuneration.
- Ensuring that the Statutory Auditors remain independent (see "Statutory Auditors", page 15).
- Examining the work schedule of the Statutory Auditors.
- Examining the Group's internal audit schedule and the annual report on internal control drawn up in accordance with banking regulations, and formulating an opinion on the organization and functioning of the internal audit departments.
- Examining follow-up letters sent by the French Banking Commission and issuing an opinion on draft responses.

The Statutory Auditors attend meetings of the Audit Committee, unless the Committee decides otherwise.

Activity report of the Audit Committee

The Committee met five times in 2003, with an attendance rate of 93% (96% in 2002).

At each closing of the accounts, the Audit Committee now meets alone with the Statutory Auditors, before hearing the presentation of the accounts by the Chief Financial Officer and comments by the Head of Group Risk Management and the Corporate Secretary on all matters pertaining to risks. Since 2002, one of the chief executive officers attends part of the meetings called to approve the accounts and discusses the highlights of the quarter with the Committee. More in-depth presentations are given by other managers on certain subjects, notably the principal risks, asset/liability management, internal control and the financial aspects of planned acquisitions.

In 2003, the Committee reviewed the draft annual, half-yearly and quarterly consolidated financial statements before their presentation to the Board, and submitted its opinion on these statements to the Board. In particular, it checked the adequacy of provisioning in relation to the principal identified risks, as well as the methods and level of provisioning on the investment portfolios. It closely monitored operating expenses, as well as the main credit, market and legal risks.

It examined the report on internal control, the report on risk assessment and monitoring procedures submitted to the French Banking Commission, the internal audit schedule and plans to improve internal audit and risk management.

The Committee was presented with the Group's balance sheet and off-balance sheet positions, and was informed of anti-money laundering arrangements.

It discussed the audit schedule and the Statutory Auditor's budget for 2003. It submitted a proposal to the Board of Directors for stricter rules governing missions liable to be entrusted to the Statutory Auditors and the networks to which they belong, and organized the selection of a new Statutory Auditor (see "Statutory Auditors", page 15).

The Committee reviewed the procedures used to control certain market risks and was consulted on the annual revision of limits set in this respect.

It was also consulted on draft responses made by the Group to follow-up letters from the French Banking Commission. Lastly, it issued an opinion on the financial aspects of certain planned acquisitions.

Compensation Committee

Made up of three independent directors, Messrs Baird, Jeancourt Galignani and Ricard and chaired by Mr Jeancourt Galignani, the Compensation Committee:

- Draws up and submits to the Board the criteria for determining the remuneration of the chief executive officers, including benefits in kind, insurance and pension benefits, as well as any compensation received from Group companies; it ensures these criteria are properly applied, in particular the rules governing performance-linked bonuses.
- Advises the Board on the policy for awarding stock options, and formulates an opinion on the list of beneficiaries.
- Is kept informed of the Group's compensation policy, in particular that applicable to senior managers.
- Prepares the annual appraisal of the chief executive officers and meets with the Group's outside directors to discuss these appraisals.
- Prepares Board decisions regarding employee savings schemes.

Activity report of the Compensation Committee

The Compensation Committee met four times in 2003. The attendance rate of its members stood at 92% (89% in 2002).

The Committee submitted a proposal to the Board concerning the method used to set the variable portion of the chief executive officers' compensation for 2002. It also recommended a slight change to the method used to determine the variable portion of the chief executive officers' remuneration for 2003 by modifying the weighting of quantitative and qualitative indicators. The Committee also reviewed the terms of employment of the chief executive officers upon the renewal of their mandates in April 2003 and submitted a proposal to the Board in this regard (see "Senior management remuneration policy", page 21).

The Committee made a proposal to the Board concerning a stock option plan on the date set by the Board the previous year, and the principles for a stock option plan to be implemented in 2004 (see "Stock option plans", page 23).

Exercising its remit concerning employee savings schemes for the first time, the Committee recommended that the employee share ownership plan be extended over a period of three years to include employees of the Group's French subsidiaries and foreign entities. The first phase of this operation was implemented at the time of the sixteenth capital increase decided by the Board in April 2003. It concerned 15 French subsidiaries comprising 3,100 employees and 48 entities in 21 other countries (see "Human resources", page 70).

Nomination Committee

The Nomination Committee is composed of the Chairman of the Board and the three members of the Compensation Committee. It is chaired by the Chairman of the Compensation Committee and makes proposals to the Board for the appointment of new Board members and for the replacement of chief executive officers, especially in the case of an unexpected vacancy.

The Nomination Committee prepares the Board of Directors' review of issues pertaining to corporate governance. It carries out the appraisal of the Board of Directors. It submits proposals to the Board of Directors concerning the presentation of Board members in the Annual Report, notably as regards the list of independent directors. It makes proposals to the Board regarding its composition, after carrying out any necessary inquiries. The Nomination Committee is informed prior to the appointment of any member of the Group's Executive Committee and any head of a corporate department who does not sit on this Committee. It is informed of the list of replacements for these senior managers.

Activity report of the Nomination Committee

The Nomination Committee met four times in 2003, with an attendance rate of 93.75% (100% in 2002).

It prepared the Board's review of the corporate governance section of the 2002 annual report, in particular that part concerning the assessment of directors' independence (see below). It made a proposal to the Board concerning the nominations of directors submitted to the 2003 General Meeting, the co-option of Mr Azéma as a replacement for Mr Bilger and the appointment of Mr Ricard as a member of the Compensation Committee and Nomination Committee to replace Mr Seillière. It also prepared the proposals for the 2004 General Meeting. It was informed in advance of changes to the composition of the Group's Executive Committee in January 2003.

After the renewal of Mr Bouton's mandate as director, it discussed, in his absence, the methods of exercising general management of the Group and submitted its recommendations to the Board (see below).

Lastly, in the absence of Mr Bouton, the Committee prepared the appraisal of the chief executive officers and discussed it with the Group's other outside directors before submitting a report to the Chairman and the Board. It reviewed the list of replacements for the chief executive officers and is ready to submit its proposals to the Board if so required.

Activity report of the Board of Directors

Composition (at December 31, 2003)

The Board of Directors has seventeen members (one woman and sixteen men), three of whom are representatives elected by employees. Four directors are non-French nationals. The average age of directors is 60. In 2003, the composition of the Board changed as follows:

- Expiry of the mandate of Mr Tchuruk at the General Meeting of April 22, 2003.
- Appointment by the General Meeting of Ms Lulin and Mr Cohen.
- Renewal by the General Meeting of the mandates of Messrs Bouton, Cannac, Viénot and Wyand.
- Resignation of Mr Bilger on August 6, 2003 and co-option of Mr Azéma to replace him for the remaining term of his mandate.
- Election of Mr Sonnet and re-election of Messrs Baude and Pruvost by employees.

In accordance with the recommendations of the AFEP-MEDEF report, the Board of Directors, on the basis of the report of its Nomination Committee, examined the independence of each of its members at December 31, 2003 against the criteria set out in the aforementioned report. In particular, it examined the banking relations between the Group and the companies that its directors manage, with a view to determining whether these relationships were of such nature and importance as to color the directors' judgment. This analysis was based on a thorough examination that factored in a number of criteria, including the company's overall debt level and liquidity, the ratio of bank loans to total debt, Société Générale's total exposure and the ratio of this exposure to total bank loans, other commercial relations, etc. The Board of Directors also analyzed the situation of those directors with ties to groups that hold Société Générale shares.

With respect to these criteria, the Board of Directors considered that Ms Lulin and Messrs Azéma, Baird, Calvet, Cannac, Cohen, Jeancourt Galignani and Ricard, as well as Meiji Yasuda Life, should be regarded as independent directors.

Mr Calvet and Meiji Yasuda Life have been directors for over twelve years. However, while the AFEP-MEDEF report stipulates that independent directors must not remain on the Board for more than 12 years, this limit had not been reached on the date the mandates of these directors were last renewed and hence they do not lose the status of independent director based on this criterion until expiry of their current mandates (2004 and 2005 respectively).

Mr Ricard is considered an independent director since the banking relations between the group he chairs and Société Générale are not of a nature to impair his judgment, and the cross-holdings between the two groups were unwound at the end of 2002. Société Générale fully disposed of its holding in SIFA – the holding company that owns part of Pernod Ricard's capital – and its presence on SIFA's Board, on which Mr Ricard is the permanent representative of the Pernod Ricard Group. The Société Générale Group still holds 3.8% of the Pernod Ricard Group's capital, but is not represented on the company's Board of Directors and this investment affords the Group no control over the company. The June 1997 agreement between Pernod Ricard and Société Générale was amended on December 18, 2002 and is now no longer applicable, as Pernod Ricard has since sold all the Société Générale shares it held at this date.

Mr Azéma, Groupama's Chief Executive Officer, is considered an independent director since Groupama holds substantively less than 10% of Société Générale's capital, and neither the banking relations between Groupama and Société Générale nor the partnership set up between the two Groups to launch Groupama Banque are liable to color his judgment, given the limited impact of this project for both groups.

The other directors are not considered independent under the criteria given in the AFEP-MEDEF report.

Therefore, nine out of the seventeen directors are independent (i.e. 53% of the Board of Directors and 64% of directors appointed by the General Meeting).

This situation is in line with the Board's aim of ensuring that half of all directors are independent, as recommended in the AFEP-MEDEF report of September 2002, as and when mandates expire. Furthermore, the proposals submitted to the General Meeting are intended to ensure a well-balanced and diversified mix of competencies and experience among the directors, and to reconcile continuity with a process of gradual renewal.

Three directors are elected to the Board by employees for a period of three years. These were elected in 2003. Given the Group's international reach and the implementation of the global employee share ownership plan, the Chairman announced that the Board of Directors would submit a proposal to the General Meeting by 2005 at the latest to change the procedures for appointing employee representatives, such that all Group employees and not just those within the parent company are represented on the Board.

In 2000, the General Meeting of Shareholders approved the reduction in the term of directors' new mandates to four years (instead of six years), which now enables a quarter of the directors' mandates awarded by the General Meeting to be renewed each year (directors representing employees are appointed by election every three years).

Appraisal of the Board of Directors

The Board of Directors carried out its second performance self-appraisal during the autumn of 2002, following that carried out in 2000. This appraisal was organized with the assistance of an external consultancy firm, which interviewed all Board members – both one-on-one and using a detailed questionnaire approved by the Nomination Committee – to ascertain their views on how the Board operates and their suggestions for improvements. Among the subjects covered was the size and composition of the Board, the collective performance of the Board, directors' access to information and training, the choice of subjects treated at Board Meetings, the quality of presentations and discussions, the quality of the work carried out by the Board Committees and the reports presented by these Committees to the Board. The consultancy firm produced an anonymous summary of responses, which was presented to and discussed by the directors in November 2002 and January 2003.

Several changes to the way in which the Board functions were decided on the basis of this appraisal, some of which gave rise to amendments to the internal rules and the Director's Charter, notably as regards Board members' access to information, the content and organization of meetings, and the missions and functioning of the Committees.

Statutory auditors

The accounts of Société Générale are certified jointly by Ernst & Young Audit, represented by Mr Christian Mouillon, and Deloitte Touche Tohmatsu, represented by Mr José-Luis Garcia. Their mandate ends upon closing of the 2005 financial statements. In 2003, Deloitte Touche Tohmatsu took over from Barbier Frinault & Autres, which resigned its mandate.

In order to select a replacement, the Board of Directors asked the Audit Committee to organize a call for tenders. The Committee approved the terms of the invitation to tender and the choice of the four audit firms invited to bid. It reviewed the conclusions submitted by an internal committee formed to analyze the bids and, after interviewing the candidates, selected Deloitte Touche Tohmatsu.

In 2001, with a view to reinforcing the independence of the Company's Statutory Auditors, the Board decided to limit the fees paid to the networks of the Statutory Auditors for non-audit work, such that the said fees do not exceed 30% of their total fees.

In 2002, the Board approved stricter rules distinguishing between the various types of mission that may be entrusted to external auditors and the networks to which they belong. Only audit assignments and related or complementary work may be entrusted to external auditors – all other missions are prohibited in all Group companies, unless prior authorization is obtained from the Audit Committee.

Article 104 of the French law on financial security dated August 1, 2003 amended the legislation governing the independence of Statutory Auditors. It prohibits Statutory Auditors from providing services other than audit services and restricts the services that can be provided by the networks to which the Statutory Auditors belong.

The Board meeting held on November 5, 2003 noted these changes and adopted new rules governing the relations between the Group companies and their Statutory Auditors.

These rules may be amended as the law comes into force, notably in line with any decisions taken by the *Haut Conseil du commissariat aux comptes* (French High Council of Auditors) introduced under this law.

As such, Ernst & Young and Deloitte Touche Tohmatsu may only provide statutory auditing services to:

- Société Générale,
- Its subsidiaries.

Any assignment that does not fall within this scope, as stipulated by the French High Council of Auditors, is therefore excluded.

The law does not prohibit the Statutory Auditors and the networks to which they belong from supplying services to Group companies that are not audited by them. The Board of Directors has nevertheless approved stricter rules, whereby these services may only be offered outside France and after receiving the express authorization of the Audit Committee.

The Statutory Auditors declare the fees earned for their work each year. A report is submitted to the Audit Committee each year on the way in which the aforementioned rules are applied, with details of the fees paid for each type of assignment to the networks to which the Statutory Auditors belong.

FEES PAID TO STATUTORY AUDITORS IN 2003

Rounded figures in thousands of euros	Deloitte Touche Tohmatsu		Ernst & Young Audit		Total fees in 2003	
	Amount	%	*Amount*	%	*Amount*	%
Audit						
Statutory audit, certification, examination of individual and consolidated accounts	4,669		11,356		16,025	
Related assignments	1,263		4,825		6,089	
Sub-total	**5,933**	**95%**	**16,181**	**85%**	**22,114**	**87%**
Other services						
Legal, tax, social	181		2,740		2,921	
Information technology	90		32		122	
Internal audit	-		46		46	
Other	21		91		112	
Sub-total	**292**	**5%**	**2,910**	**15%**	**3,202**	**13%**
Total	**6,225**	**100%**	**19,091**	**100%**	**25,316**	**100%**

Corporate Governance

		Year of first appointment and year in which current mandate will expire	Principal position	Other directorships in listed companies[1]	Biography
	**Daniel Bouton** Member of the Nomination Committee Date of birth: April 10, 1950 Holds 20,500 shares	1997-2007	Chairman and Chief Executive Officer of Société Générale	*Director:* Arcelor, Schneider Electric SA, Total SA, Véolia Environnement	Budget Director at the Ministry of Finance (1988-1990). Joined Société Générale in 1991. Appointed Chief Executive Officer in 1993. Chairman and Chief Executive Officer since November 1997.
	**Philippe Citerne** Date of birth: 14/04/1949 Holds 17,600 shares	2001-2004	Chief Executive Officer of Société Générale	*Director:* Unicredito Italiano Spa *Member of Supervisory Board:* Sopra Group *Permanent representative of Société Générale on the Board of Directors:* Accor *Mandate expired at end of 2003: permanent representative of Société Générale on the Board of Directors:* TF1	After a career at the Ministry of Finance, he joined Société Générale in 1979. Head of Economic Research in 1984, Group Chief Financial Officer in 1986, Senior Executive Vice-President, Human Relations in 1990. Appointed Chief Executive in 1995, Chief Executive Officer in November 1997 and subsequently Chief Executive Officer accordance with the *Loi NRE* of May 15, 2001.
	**Marc Viénot**[2] Date of birth: November 1, 1928 Holds 36,782 shares	1986-2007	Honorary Chairman of Société Générale	*Director:* Alcatel, Ciments Français *Member of Supervisory Board:* Aventis	After a career at the French Treasury, he joined Société Générale in 1973. Chief Executive Officer in 1977. Chairman from 1986 to 1997.
	**Jean Azéma**[3] Independent director[4] Date of birth: February 23, 1953 Holds 600 shares	2003-2005	Chief Executive Officer of Groupama	*Director:* Médiobanca, Véolia Environnement, *Permanent representative of: Groupama on the Board of Directors:* Bolloré Investissement	Joined the Groupama group in 1975. Appointed Chief Financial Officer of Groupama Vie in 1987 and Chief Executive Officer of Groupama in 2000.
	**Euan Baird** Independent director[4] Member of the Nomination Committee and Compensation Committee Date of birth: September 16, 1937 Holds 600 shares	2001-2004	Chairman of Rolls Royce Plc	*Director:* Scottish Power, AREVA	British national. Joined the Schlumberger group in 1960, where he became Deputy Chief Executive of wireline operations in 1979. Chairman of Schlumberger in 1986-2003. Appointed Chairman of Rolls Royce Plc in 2003.
	**Jacques Calvet** Independent director[4] Chairman of the Audit Committee Date of birth: September 19, 1931 Holds 1,064 shares	1989-2004	Company Director	*Chairman of Supervisory Board:* BHV *Vice-Chairman of Supervisory Board:* Galeries Lafayette *Member of Supervisory Board:* Axa *Vice-Chairman of Board of Directors:* Vivarte. *Director:* Société Foncière Lyonnaise. *Non-voting director:*Cottin Frères, EPI-Société Européenne de Participations Industrielles	Chairman of BNP from 1979 to 1982, and of PSA from 1982 to 1997.
	**Yves Cannac** Independent director[4] Member of Audit Committee Date of birth: March 23, 1935 Holds 700 shares	1997-2006	Member of *Conseil économique et social* (French government advisory committee)	*Director:* AGF *Member of Supervisory Board:* Solving International *Mandate expired at end of 2003: director of:* Danone	Chairman of Havas from 1978 to 1981. Chairman of Cegos from 1985 to 1999.
	**Elie Cohen** Independent director[4] Date of birth: December 8, 1946 Holds 600 shares	2003-2006	Professor at the *Université de Paris-Dauphine*		Professor in Management. PhD in economics. Professor at *Paris-Dauphine*. President of the *Université de Paris-Dauphine* from 1994 to 1999.

** The number of shares is given as at this date.*

(1) Other directorships in unlisted companies are shown on page 18.
(2) Former chief executive officer.
(3) Co-opted by the Board of Directors at its meeting on September 24 to replace Mr Bilger following his resignation on August 6, 2003. If the General Meeting ratifies this decision, his mandate will expire in 2005.
(4) An independent Director as per the definition given by the AFEP-MEDEF report on September 2002.
(5) Chief executive officer of a subsidiary of the Société Générale Group.

		YEAR OF FIRST APPOINTMENT AND YEAR IN WHICH CURRENT MANDATE WILL EXPIRE	PRINCIPAL POSITION	OTHER DIRECTORSHIPS IN LISTED COMPANIES[7]	BIOGRAPHY
	**Robert A. Day**[5] Date of birth: December 11, 1943 Holds 2,010,069 shares	2002-2006	Chairman and Chief Executive Officer of TCW Group Inc.	*Director:* Freeport	US national. Attended Robert Louis Stevenson School until 1961. Graduated from Claremont McKenna College with a BSc Economics in 1965. Portfolio manager for White, Weld & Co. investment bank in New York as of 1965. Founded Trust Company of the West (TCW) in 1971.
	**Antoine Jeancourt Galignani** Independent director[4] Chairman of the Nomination Committee and the Compensation Committee Date of birth: January 12, 1937 Holds 1,064 shares	1994-2004	Chairman of Gecina	*Director:* AGF, Total SA, Kaufman et Broad *Chairman of Supervisory Board:* Euro Disney Sca *Member of Supervisory Board:* Fox Kids Europe NV	Deputy Chief Executive of Crédit Agricole from 1973 to 1979. Appointed Chief Executive Officer of Banque Indosuez in 1979 and Chairman from 1988 to 1994. Chairman of AGF from 1994 to 2001. Chairman of Gecina since June 2001.
	**Meiji Yasuda Life Insurance Cy** Holds 11,069,312 shares				Mutual life insurance company
	Represented by **Kenjiro Hata** Independent director[4] Date of birth: July 27, 1928	1988-2005	Senior Corporate Advisor Meiji Yasuda Life Insurance Company	*Director:* Kirin Brewery Cy Ltd *Corporate Auditor:* Chubu Electric Power Cy	Japanese national. Joined Meiji Life group in 1954. Appointed Chairman in 1998 and Senior Corporate Adviser of Meiji Life (now Meiji Yasuda Life) since August 2, 2003.
	**Élisabeth Lulin** Independent director Date of birth: May 8, 1966 Holds 600 shares	2003-2005	Founder and CEO of Paradigmes et cætera (company specialized in benchmarking and public policy forecasting)		After a career at the Ministry of Finance (1991-1996) as adviser to Edouard Balladur and subsequently as technical adviser to Alain Juppé (1994-1995), she was appointed head of the external communication unit at INSEE (1996-1998). CEO of Paradigmes et cætera since 1998.
	**Patrick Ricard** Independent director[4] Member of the Nomination Committee and the Compensation Committee Date of birth: May 12, 1945 Holds 200 shares	1994-2005	Chairman and Chief Executive Officer of Pernod Ricard	*Director:* Provimi, Altadis	Joined Pernod Ricard group in 1967. Chairman since 1978.
	**Anthony Wyand**[5] Member of the Audit Committee Date of birth: November 24, 1943 Holds 1,000 shares	2002-2007	Company Director	*Director:* Unicredito Italiano Spa, Société Foncière Lyonnaise *Non-Executive Director:* Grosvenor Group Holding Ltd	British national. Joined Commercial Union in 1971. Executive Director of Aviva until the end of 2003.
	**Gérard Baude** Director elected by employees Date of birth: November 1, 1947 Holds 240 shares	1993-2006	Employee in Means of Payment department, Aix-en-Provence branch		Société Générale employee since 1968.
	**Philippe Pruvost** Director elected by employees Date of birth: March 2, 1949 Holds 3,178 shares	2000-2006	Asset manager advisor, Annemasse branch		Société Générale employee since 1971.
	**Marc Sonnet** Director elected by employees Date of birth: October 16, 1947 Holds 200 shares	2003-2006	Head of employee relations, Aix-en-Provence		Société Générale employee since 1973.

Directors whose ratification is submitted for the approval of the General Meeting of shareholders

RENEWALS	PRINCIPAL POSITION	MANDATES HELD IN 2003	BIOGRAPHY
Philippe Citerne	Chief Executive Officer of Société Générale	See page 16 and below	See page 16
Euan Baird	Chairman of Rolls Royce Plc	See page 16 and below	See page 16
Antoine Jeancourt Galignani	Chairman of Gecina	See page 17 and below	See page 17




APPOINTMENTS	PRINCIPAL POSITION	MANDATES HELD IN 2003	BIOGRAPHY
Jean Azéma Independent Director Age 50 Holds 600 shares	Chief Executive Officer of Groupama since June 2000	See page 16 and below	Graduate in agricultural engineering from the *Ecole Supérieure d'Agriculture de Purpan* and a graduate of the CNESS *(Centre National d'Etudes Supérieures de Sécurité Sociale)*. He has spent his entire career within the Groupama group. Worked for the Pyrénées-Orientales Regional Mutual from 1975 to 1978, and then for the Allier Regional Mutual from 1979 to 1986. He was Chief Financial Officer for Groupama Vie, then Director of Investment, Director of Consolidation and finally Insurance Director for Groupama between 1987 and 1995. Managing Director of Groupama Sud-Ouest from 1996 to 1997, then Managing Director of Groupama Sud from 1997 to May 2000.
Michel Cicurel Independent Director Age 56	Chairman of the Management Board of Compagnie financière Edmond de Rothschild since January 1999	*Director:* Bolloré Investissement, Bouygues Télécom, Publicis Groupe SA	Graduated from IEP (Paris) and ENA with an MSc in Economics. He worked at the Ministry of Finance and the Ministry of Housing and Development from 1973 to 1982. Held management positions at Compagnie Bancaire from 1983 to 1988. Worked for the BSN Group from 1989 to 1992 and then for CERUS from 1993 to 1998. Chairman of the Management Board of Compagnie financière Edmond de Rothschild since January 1999 and member of the *Conseil des Commanditaires* of Rothschild and Cie Banque.

Directorships in unlisted joint-stock companies held during 2003

Philippe Citerne

Director: Crédit du Nord, Généval, SG Hambros Bank and Trust Ltd., Trust Company of the West TCW Group

Marc Viénot

Director: Société Générale Marocaine de Banques

Jean Azéma

Permanent representative of Groupama S.A. on the Board of Directors: Gimar Finance & Compagnie
Chief Executive Officer: Groupama Holding, Groupama Holding 2

Euan Baird

Director: The Haven Management Trust

Jacques Calvet

Non-voting director: Enjoy

Yves Cannac

Director: Caisse des Dépôts Développement (C3D)

Robert A. Day

Chairman: Oakmont Corporation
Director: Freeport-McMoRan Copper and Gold Inc, McMoRan Exploration Cy, Syntroleum Corporation, Synta Pharmaceuticals, Fischer Scientific Inc.

Kenjiro Hata

Corporate Auditor: The Kokkuku Bank Ltd., Shin-Etsu Polymer Co. Ltd., Daido Steel Co. Ltd.

Antoine Jeancourt Galignani

Chairman of the Board of Directors: Société des Immeubles de France, SNA Holding (Bermuda) Ltd.
Director: Oddo & Cie SCA, SNA-Re (Bermuda) Ltd., Société Nationale d'Assurances SAL (Lebanon)

Élisabeth Lulin

Director: Doma Viva SA

Patrick Ricard

Chairman of the Board of Directors: Comrie Plc. *Chairman and Chief Executive Officer:* World Brands Duty Free Ltd. *Chairman:* Austin Nichols Export Sales Inc. *Member of the Management Board:* Wyborowa SA. *Director:* Pernod Ricard Europe SA, PR Finance SA, Société Paul Ricard, Société Paul Ricard & Fils, Martell & Co SA, Altadis, Chivas Brothers Ltd., The Glenlivet Distillers Ltd., Aberlour Glenlivet Distillery Ltd., Boulevard Export Sales Inc., Peribel SA, Distillerie Fratelli Ramazzotti Spa, Duncan Fraser and Company Ltd., Glenforres Glenlivet Distillery Ltd., House of Campbell Ltd., Irish Distillers Group Ltd., Larios Pernod Ricard SA, Muir Mackensie Ad Company Ltd., Pernod Ricard Swiss SA, Polairen Trading Ltd., Sankaty Trading Ltd., Peri Mauritius Ltd., Pernod Ricard Nederland BV, Populus Trading Ltd., White Heather Distillers Ltd., W. Whiteley and Company Ltd., PR acquisitions II Corp. *Vice-Chairman of Board of Directors:* Chief Executive Officer of Austin Nichols and Co. Inc. *Permanent Representative of Pernod Ricard on the Board of Directors:* Cusenier SA, JFA SA, Pernod SA, Ricard SA, Santa Lina SA, Campbell Distillers Ltd. *Permanent Representative of Santa Lina on the Board of Directors:* Cie Financière des Produits Orangina (C.F.P.O.) SA, Société Immobilière et Financière pour l'alimentation (S.I.F.A.) SA *Permanent Representative of International Cognac Holding on the Board of Directors:* Renault Bisquit SA

Anthony Wyand

Director: Atis Réal, AVIVA Participations
Permanent representative: AVIVA Spain, CU Italia
Member of the Supervisory Board: AVIVA France

Mission:

Ensure the strategic management of the Group under the authority of the Chairman and Chief Executive Officer



Frédéric Oudéa
Senior Executive Vice-President,
Group Chief Financial Officer

Christian Schricke
Senior Executive Vice-President,
Corporate Secretary

Bernard de Talancé
Senior Executive Vice-President,
Corporate Resources
and Human Relations

Daniel Bouton
Chairman and Chief Executive Officer

Philippe Citerne
Chief Executive Officer

Didier Alix
Chief Executive Officer,
Retail Banking and Financial Services

Jean-Pierre Mustier
Chief Executive Officer,
SG Corporate and Investment
Banking

Philippe Collas
Chief Executive Officer
of Asset Management,
Chairman and Chief Executive Officer,
SG Asset Management

Alain Py
Chairman and Chief Executive Officer,
Crédit du Nord

Participate in meetings of the Executive Committee for subjects within their domain:

René Querret
Senior Executive Vice-President,
Group Chief Information Officer

Hervé Saint-Sauveur
Senior Advisor to the Chairman
and Chief Executive Officer

Attend meetings of the Executive Committee:

Didier Hauguel
Head of Group Risk Management

Hugues Le Bret
Head of Group Communications

GROUP MANAGEMENT COMMITTEE AT DECEMBER 31, 2003

el Bouton Philippe Citerne

er Alix Jean-Pierre Mustier Philippe Collas Alain Py

éric Oudéa Christian Schricke Bernard de Talancé





Claude Abescat
f Investment
g for Mid Caps

Jacques Bouhet
Deputy Head,
SG Corporate
and Investment Banking

Alain Clot
Deputy Chief Executive
Officer of SG Asset
Management

Kim Fennebresque
Global Heads
of Investment Banking

Didier Hauguel
Head of Group
Management

Maurice Kouby
Head of Information
Systems, Retail Banking

rd Beaufils
xecutive Officer,
du Nord

Marc Breillout
Global Head
of Debt Finance

Alain Closier
Global Head
of Banking Services

Michel Douzou
Deputy Head of Retail
Banking, Société Générale
France

Jean-François Gautier
Head of Specialized
Financial Services

Alexis Juan
Chairman of the Board
and Chief Executive Officer,
Komercni Banka

Hugues Le Bret
Head of Group
Communications





an Poirier
Strategy and
g, Retail Banking

Saint-Sauveur
Advisor
to the Chairman
and Chief Executive Officer

Catherine Théry
President,
SG Asset Management

Jean-Pierre Lesage
Chief Financial Officer,
SG Corporate and
Investment Banking

Jean-Louis Mattei
Head of International
Retail Banking

Philippe Mécrey
Head of Group
Internal Audit

Querret
ecutive
sident,
ief Information

Jean-Francois Sammarcelli
Head of Corporates and
Institutions, SG Corporate
and Investment Banking

Patrick Soulard
Deputy Head, SG Corporate
and Investment Banking

Yves Thieffry
Chief Operating Officer,
SG Corporate and
Investment Banking

Pierre Mathé
Global Head
of Private Banking

Inès Mercereau
Head of Corporate Strategy

Christophe Mianné
Global Head
of Equity Derivatives

Jean-Jacques Ogier
Head of Retail Banking,
Société Générale France

Mission:

Discuss Group strategy and other issues of general interest to the Group

The members of the Committee are shown in alphabetical order, reading clockwise from the top left.

Senior management remuneration policy

Chief executive officers

The Board of Directors, based on a proposal made by the Compensation Committee, determines the remuneration of the two chief executive officers as follows:

- A basic salary, which may be revised in line with market practices.
- An annual performance-linked bonus, equivalent to percentage of the basic salary set annually by the Board of Directors when closing the Group's annual accounts. Since 2002, the Board of Directors has set this performance-linked bonus based on two elements:
  - First, targets linked to earnings per share (EPS), which are set in absolute terms for the coming financial year. The bonus tied to this indicator can vary between 0% and 150% of the basic salary, with this ceiling and floor corresponding to the maximum and minimum EPS targets and a rate of 75% corresponding to the central EPS target. Each year, the Board makes sure that structural effects or exceptional profits and losses do not distort the calculation formula, and that the amount of the performance-linked bonus properly reflects the growth in the Group's results.
  - Second, qualitative indicators based on key objectives underpinning the success of the Company's strategy and set ahead of the coming financial year to which they apply. The bonus linked to this indicator can vary between 0% and 100% of the basic salary, with a rate of 75% being paid when the objectives are met.

The performance-linked bonus paid to the Company's chief executive officers is then reduced by the amount of attendance fees paid to the chief executive officers by Société Générale or by companies outside the Group of which they are directors.

The basic salary and performance-linked bonus paid to the Chief Executive Officer are equal to 55% of those received by the Chairman.

Messrs Bouton and Citerne benefit from a Company supplementary pension plan for senior Group managers, in which the only specific element related to their role as chief executive officers is the inclusion in pensionable earnings of a variable component, over and above the basic salary, set at the time of their appointment and equal to 60% of their basic salary. The chief executive officers have a company car.

Other members of the Executive Committee

For the Chairman of Crédit du Nord, the process is identical to that applied to Messrs Bouton and Citerne, with the Board of Directors setting the basic salary and the performance-linked bonus, based on a proposal made by the Compensation Committee. The performance-linked bonus is directly linked to the company's performance.

The remuneration of the other six members of the Executive Committee*, which is set by the chief executive officers, also comprises two parts:

- A basic salary, determined according to each member's responsibilities and taking into account market practices.
- A performance-linked bonus, set at the discretion of the chief executive officers, which depends on both the Group's results and the individual performances over the previous financial year.

Besides this remuneration, the six senior managers also benefit from the general incentive schemes established under the Company's collective agreements, like all employees. They do not receive any attendance fees for their directorships within or outside the Group, with any such fees being paid to Société Générale.

The members of the Executive Committee have a company car.

Remuneration paid in 2003

The basic salary paid to the chief executive officers has remained unchanged since 2001. As regards the performance-linked bonus, the Board of Directors set the part corresponding to the EPS targets based on the 2003 results (this part was equal to zero in 2002) and the part corresponding to qualitative performance criteria based on an assessment of these criteria, following a proposal by the Compensation Committee. The total performance-linked bonus thus stood at EUR 1.95 million for the Chairman and EUR 1.07 million for the Chief Executive Officer.

The total remuneration of the Company's senior managers in 2003 broke down as follows:

Remuneration *in millions of euros*	Basic salary	Performance-linked bonus	Total remuneration[1] incl. attendance fees	Total remuneration paid by Group[1]
Chairman	1.00	1.95	2.95	2.80
Chief Executive Officer	0.55	1.07	1.62	1.57
7 other members of the Executive Committee	1.85	6.89	8.74	8.74

(1) The total remuneration corresponds to the sum of basic salaries paid in 2003 and the performance-linked bonuses relating to the 2003 financial year paid in March 2004. The total remuneration paid by Group excludes the attendance fees paid to the chief executive officers by companies outside the Group, which amounted to EUR 150,000 for the Chairman and EUR 50,000 for the Chief Executive Officer.

** The Executive Committee comprises the Chairman, the Chief Executive Officer, the three Chief Executive Officers of the Retail Banking and Financial Services, Corporate and Investment Banking and Global Investment Management and Services divisions, the Chairman of Crédit du Nord, the Senior Executive Vice-President in charge of Finance and Corporate Planning, the Senior Executive Vice-President in charge of Corporate Resources and Human Relations, and the Senior Executive Vice-President in charge of the Corporate Secretariat.*

Change in remuneration since 2000

The remuneration paid to the Company's chief executive officers each year was as follows:

	2000			2001			2002			2003		
Remuneration *in millions of euros*	**basic**	**PLB**	**total**	**basic**	**PLB**	**total**	**basic**	**PLB**	**total**	**basic**	**PLB**	**total**
Chairman	0.84	1.90	2.74	1.00	1.25	2.25	1.00	0.80	1.80	1.00	1.95	**2.95**
Chief Executive Officer	0.46	1.04	1.50	0.55	0.69	1.24	0.55	0.44	0.99	0.55	1.07	**1.62**
Total	**1.31**	**2.94**	**4.25**	**1.55**	**1.94**	**3.49**	**1.55**	**1.24**	**2.79**	**1.55**	**3.02**	**4.57**

Attendance fees paid to Company directors

The total amount of directors' fees was set at the General Meeting on April 22, 2003 at EUR 650,000.

The rules for distributing attendance fees amongst directors, as decided by the Board of Directors on February 23, 2000, are as follows:

- Half of total fees are split equally between all directors, although members of the Audit Committee each receive two parts.
- The other half are shared between the directors, according to the number of Board or Committee meetings they attended during the year.

Table of directors' individual remuneration

Amounts received in 2003 from Société Générale (art. L. 225-102-1 of the French Commercial Code)

In euros

Director	**Basic salary**	**Performance-linked bonus***	**Attendance fees**	**Benefits in kind**
Daniel Bouton	1,000,000		28,153 (a)	Car
Philippe Citerne	550,000		24,868 (a)	Car
Euan Baird			23,579	
Gérard Baude			24,868 (b)	
Pierre Bilger			21,582	
Jacques Calvet			46,450	
Yves Cannac			48,093	
Robert A. Day			12,490	
Daniel Gourichon			24,161 (c)	
Kenjiro Hata			10,026 (d)	
Marie-Thérèse Henry			707	
Antoine Jeancourt Galignani			26,511	
Philippe Pruvost			26,511 (b)	
Patrick Ricard			19,939	
Ernest-Antoine Seillière			28,897 (e)	
Serge Tchuruk			18,296	
Marc Viénot			23,225	
Anthony Wyand			31,141 (f)	

(a) The attendance fees paid to the Chairman and the Chief Executive Officer are deducted from their performance-linked bonus and are not received in addition to the same.
(b) Paid to the SNB Société Générale trade union.
(c) Paid to the CFDT Société Générale trade union.
(d) Paid to Meiji Life Insurance Cy.
(e) Paid to CGIP, now Wendel Investissement.
(f) Paid to CGNU Plc, now AVIVA Plc.

** See above table: performance-linked bonus relating to the 2002 financial year paid in 2003.*

Share ownership obligations of the Group's senior managers

In 2002, the Board of Directors decided that the members of the Group's Executive Committee should hold the following average minimum number of Société Générale shares:

	Number of shares
Chairman	8,500
Chief Executive Officer	4,500
Other members of the Executive Committee	2,500

The shares may be held directly or indirectly via the Company's employee share ownership plan. Those members of the Executive Committee who do not currently fulfill these conditions will meet the requirements upon exercising their stock options.

At December 31, 2003, the members of the Executive Committee held a total of over 112,000 shares, representing an average of over 12,000 shares per member.

Stock option plans

General policy

The vesting of stock option awards is intended to motivate, secure the loyalty of and reward three categories of employee. The first category comprises executives who have made a significant contribution to the Group's results with respect to their responsibilities. The second category is made up of high-potential executives, whose competences are the most highly sought-after on the labor market. The third category is aimed at executives whose work has proved remarkably useful to the Company.

In general, these stock options are vested for a period of 7 years and are exercisable after 3 years. Except in specific cases, the exercise of stock options is subject to the beneficiary holding a valid employment contract with the Company on the date that the options are exercised. Since the 2000 plan, in view of the tax regime in force in France, beneficiaries resident for tax purposes in France may not transfer the shares received upon exercising the options until the fourth year following the exercise date.

At the proposal of the Compensation Committee, the Board of Directors decided in 2003 to examine the appropriateness of implementing a stock options plan each year and, if appropriate, to take a decision during its meeting in January.

2003 Plan

On April 22, 2003, following a proposal made by the Compensation Committee, the Board of Directors awarded new stock options. This plan is broken down into two pools, representing 0.90% of the Company's share capital.

A general pool

This pool was awarded to 946 Group executives, including the chief executive officers, and represents a total of 3,232,025 options (0.75% of the capital). The strike price of these options was set at EUR 52.00, representing no discount to the rounded average market price of the Société Générale share during the twenty trading days preceding the meeting of the Board of Directors.

A specific pool for loyalty bonuses

As in 2002, this pool was intended to compensate for the deferred payment of the performance-linked bonuses of certain executives of SG Corporate and Investment Banking. It represented 659,554 options with the same characteristics as those in the general pool (strike price, duration, exercise period and disposal conditions), vested in 327 beneficiaries.

Under this plan, 470 beneficiaries (37%) were awarded options for the first time, 585 (46%) were under 41 and 165 (13%) were women, with non-French nationals accounting for 26% of total beneficiaries.

2004 Plan

On January 14, 2004, following a proposal made by the Compensation Committee, the Board of Directors awarded new stock options.

This plan does not include a specific pool for loyalty bonuses, as the decision to give up this practice definitively was taken in 2003. The options were awarded to 1,550 Group executives, including the chief executive officers, and represent a total of 3,788,300 options (0.86% of the capital). The strike price of these options was set at EUR 70.00, representing no discount to the rounded average market price of the Société Générale share during the twenty trading days preceding the meeting of the Board of Directors. 791 beneficiaries (51%) were awarded options for the first time, 752 (48%) were young executives and 350 (22%) were women, with employees of subsidiaries accounting for 36% of total beneficiaries.

Information on the 2004 plan

	OPTIONS VESTED					
Date of award	*Strike price*	*Number of beneficiaries*	*Number of options*	*Options exercisable as of*	*Shares transferable as of*	*Unit value**
14/01/04	EUR 70.00	1,550	3,788,300	14/01/07	14/01/08	EUR 19.00
	o.w. Executive Committee	9	469,250			

** The unit value of the options is provided for information purposes only. It was calculated using the Black-Scholes method for pricing options exchangeable on a market. This is not the case with options awarded to Group employees, as the options are not transferable to third parties. This theoretical value does not necessarily correspond to the capital gain that the beneficiaries may realize when they come to sell their securities. The capital gain will depend on the share's performance and hence on the stock market price on the exercise date.*

Société Générale stock option plans at December 31, 2003

with details of options awarded to Group senior management in office at the time of their allocation.

OPTIONS VESTED							OPTIONS EXERCISED									
Date of award	*Strike price*	*Number of beneficiaries*	*Number of options*	*Options exercisable as of*	*Shares transferable as of*	*Expiration*	*1998*	*1999*	*2000*	*2001*	*2002*	*2003*	*Options cancelled*	*Options outstanding at end-2002*	*Unit value**	*Potential dilutive effect*
25/06/97	EUR 18.94	334	1,690,760	25/06/02	25/06/02	24/06/04	28,600	18,620	44,580	13,440	454,965	489,179	108,420	**532,956**	EUR 51.15	0.12%
	o.w. Management	27	594,000				16,000	16,000	2,000	0	134,720	137,300				
24/06/98	EUR 45.35	541	1,953,200	24/06/03	24/06/03	23/06/05	0	0	32,800	11,200	600	428,631	99,200	**1,380,769**	EUR 25.68	0.31%
	o.w. Management	25	451,200				0	0	22,000	0	0	81,200				
08/09/99	EUR 48.50	714	3,502,400	08/09/02	08/09/04	07/09/06		0	11,200	8,400	13,150	92,505	211,600	**3,165,545**	EUR 24.38	
	o.w. Executive Committee	9	502,000					0	0	0	0	32,000				
02/08/00	EUR 51.00	1,477	2,268,000	02/08/03	02/08/05	01/08/07			0	0	0	8,754	235,000	**2,024,246**	EUR 23.73	
	o.w. Executive Committee	–	0						0	0	0	0				
12/01/01	EUR 66.00	258	3,116,500	12/01/04	12/01/05	11/01/08				0	0	0	194,000	**2,922,500**	EUR 16.39	0.67%
	o.w. Executive Committee	9	743,500							0	0	0				
16/01/02	EUR 62.50	1,092	3,543,977	16/01/05	16/01/06	15/01/09					0	0	202,419	**3,341,558**	EUR 19.50	
	o.w. Executive Committee	9	313,000								0	0				
22/04/03	EUR 52.00	1,235	3,891,579	22/04/06	22/04/07	21/04/10						0	8,844	**3,882,735**	EUR 26.00	
	o.w. Executive Committee	9	331,000									0				
			19,966,416				**28,600**	**18,620**	**88,580**	**33,040**	**468,715**	**1,019,069**	**1,059,483**	**17,250,309**		**1.10%**
	o.w. Management		2,934,700				16,000	16,000	24,000	0	134,720	250,500				

Note: Between 1997 and 1998 and in 2001, the awards were made in the form of stock subscription options. In 1999, 2000, 2002 and 2003, they were stock purchase options, which have no dilutive effect on capital. The strike price corresponds to the average opening market price of the Société Générale share during the twenty trading days preceding the Board of Directors meeting at which it was decided to award the options, with a 20% discount for options vested in 1997 and 2000.

** The unit value of the options is provided for information purposes only. It was calculated using the Black-Scholes method for pricing options exchangeable on a market. This is not the case with options awarded to Group employees, as the options are not transferable to third parties. This theoretical value does not necessarily correspond to the capital gain that the beneficiaries may realize when they come to sell their securities. The capital gain will depend on the share's performance and hence on the stock market price on the exercise date.*

The chief executive officers hold the following options:

	Date of award	*Strike price*	*Number of options awarded*	*Options exercised in 2003*
Chairman				
	25/06/97	18.94	80,000	80,000
	24/06/98	45.35	104,000	0
	08/09/99	48.50	160,000	0
	12/01/01	66.00	250,000	0
	16/01/02	62.50	90,000	0
	22/04/03	52.00	109,000	0
	14/01/04	70.00	120,000	0

	Date of award	*Strike price*	*Number of options awarded*	*Options exercised in 2003*
Chief Executive Officer				
	25/06/97	18.94	40,000	0
	24/06/98	45.35	52,000	0
	08/09/99	48.50	90,000	0
	12/01/01	66.00	137,500	0
	16/01/02	62.50	50,000	0
	22/04/03	52.00	60,000	0
	14/01/04	70.00	66,000	0

Stock options vested in and exercised by the ten employees who are not chief executive officers and who were awarded the largest number of stock options:

	Number of options	*Weighted average price*
Options vested in 2003 by a Group company	374,125	41.78 EUR
Options exercised in 2003 on the stock of a Group company	118,480	35.53 EUR

Table drawn up in accordance with the recommendations of the Autorité des marchés financiers *(French Securities Regulator).*

Allocation of Société Générale options to employees

Plan	*Total of 10 largest options awards per plan*
1997	129,060
1998	140,000
1999	272,000
2000	22,000
2001	476,000
2002	251,375
2003	308,125
2004	354,000



Activity 2003

Overview of activity in 2003

The Group's activity is well balanced between three core businesses

Retail Banking and Financial Services, which groups:

- The Société Générale and Crédit du Nord networks in France.
- Financial Services: business finance and consumer credit, banking services and securities, life and non-life insurance activities.
- Retail Banking outside France.

Global Investment Management:

which comprises the Group's Asset Management and Private Banking businesses.

Corporate and Investment Banking, which covers:

- Corporate Banking and Fixed Income.
- Equity and Advisory activities.

Alongside these three core businesses, the Corporate Center manages the Group's proprietary investments (the Group's industrial equity and real estate portfolios, as well as its equity investments in banks), looks after the Group's asset/liability management, acts as the central funding department and bears the cost of major projects that do not relate directly to the activity of the core businesses.


10.4
10.1
11.7
13.1
13.5
55%
73%
1999
2000
2001
2002
2003

AVERAGE CAPITAL ALLOCATED TO CORE BUSINESSES (EXCL. CORPORATE CENTER), INCLUDING NON-AMORTIZED GOODWILL

In EUR billion

Corporate and Investment Banking — *Global Investment Management* — *Retail Banking and Financial Services*

As in 2002, Retail Banking and Financial Services and Global Investment Management together accounted for over two-thirds of capital allocated to the core businesses (including non-amortized goodwill) in 2003.

In 2003, all the Group's Retail Banking and Financial Services activities turned in robust performances, while the Global Investment Management businesses held up well under difficult stock market conditions at the start of the year. Thanks in particular to excellent performances by the fixed income and equity derivatives businesses, the full impact of cost-cutting initiatives and an optimized capital allocation policy, the Corporate and Investment Banking arm registered an exceptionally high level of profitability in 2003 (ROE after tax of 30.1%).

Strong top-line growth and tight cost control combined to produce a sharp increase in gross operating income, which was up 22% when adjusted for changes in Group structure and at constant exchange rates, excluding a EUR 187 million capital gain realized on a property disposal and booked under net banking income. With a drop in risk provisioning, operating income also showed a marked rise of 32% on a like-for-like basis and excluding the property capital gain. Net income came out at EUR 2.5 billion, up sharply on 2002 (+78%).

The Group retains a solid financial structure: as at December 31, 2003, the Group's Tier-one ratio stood at 8.7% versus 8.1% at December 31, 2002.

In EUR billion	2002	2003	Change	
Net banking income	14.6	15.6	+ 7.3%	+ 7.3%*
Operating expenses	(10.5)	(10.6)	+ 0.4%	+ 1.9%*
Gross operating income	**4.0**	**5.1**	**+ 25.3%**	**+ 21.5%***
Net allocating to provisions	(1.3)	(1.2)	- 5.8%	- 2.1%*
Operating income	**2.7**	**3.8**	**+ 39.9%**	**+ 32.3%***
Net income from long-term investments	(0.3)	0.4		
Amortization of goodwill	(0.2)	(0.2)		
Exceptional items and general reserve for banking risks	(0.0)	(0.2)		
Net income	**1.4**	**2.5**	**+ 78.4%**	
Group ROE (after tax)	9.4%	16.2%		
Business line ROE (after tax)	18.7%	23.8%		
Tier-one ratio	8.1%	8.7%		

* *When adjusted for changes in Group structure, at constant exchange rates and excluding capital gain on property disposal.*

Growth across the board

In 2003, the Group continued to develop its franchises in all its businesses through a combination of organic growth and acquisitions. The domestic retail banking networks registered a 2.4% increase in the number of current accounts, while new loan issuance and inflows into personal savings products were particularly robust over the period (mortgage loans: +39% versus 2002, consumer credit: +10%, customer deposits: +3%). Global Investment Management gathered EUR 10.3 billion of net new money in 2003 against the backdrop of more bullish stock markets and an improved financial environment in the second half of the year. Corporate and Investment Banking maintained its top-tier positions in structured finance and derivatives, and turned in excellent performances in an environment marked by very low interest rates over the large part of the year and an upswing on the equity markets.

During 2003, the Group integrated the Tunisian bank UIB (Union Internationale de Banques), as well as the European multi-make operational leasing and fleet management activities of Hertz Lease (these acquisitions were finalized at the end of 2002). The Group also acquired and consolidated in its 2003 accounts Compagnie Bancaire Genève, which bolstered the Group's private banking platform in Switzerland, Constellation Financial Management (a management fees securitisation business) and two retail banks outside France in Réunion (BFCOI) and Ghana (SSB).

Net banking income rose by 7% to EUR 15.6 billion (up 8.7% when adjusted for changes in Group structure and at constant exchange rates). Revenues increased by 4.3% in the French Networks, by 17.6% in Financial Services and by 7.8% in Corporate and Investment Banking (+15.6% when adjusted for changes in Group structure and at constant exchange rates). Net banking income generated by Global Investment Management was stable over the full year when adjusted for changes in Group structure and at constant exchange rates, with a marked pickup seen in the second half of the year. Revenue growth was principally underpinned by the development of the Group's existing franchises, together with selective acquisitions in businesses offering strong potential for profitable growth (notably Financial Services and Private Banking).


14.0
14.6
15.6
2001
2002
2003

GROUP NET BANKING INCOME
in EUR billion

- Corporate and Investment Banking
- Global Investment Management
- Retail Banking and Financial Services
- Corporate Center

A marked improvement in the cost/income ratio

In 2003, the Group continued to implement its major cost-cutting programs focused on four main areas:

- Multi-channel retail banking platform and centralization of back offices.
- Centralization of the purchasing function.
- Integration of acquisitions and harnessing of synergies.
- Rightsizing of the Equity and Advisory platform.

Consequently, operating expenses came out at EUR 10.6 billion, stable in absolute terms and up slightly by 2% when adjusted for changes in Group structure and at constant exchange rates. The combined effect of revenue growth and rigorous cost control produced a sharp fall in the Group's cost/income ratio from 72.2% in 2002 to 67.6% in 2003.


73.0%
72.2%
67.6%
2001
2002
2003

GROUP COST/INCOME RATIO

Drop in specific provisioning for identified risks and reinforcement of general risk reserves

The net allocation to provisions fell 6% to EUR 1.2 billion in 2003. Expressed as a proportion of risk-weighted assets at the end of the year, the cost of commercial risk fell over the period to 59 bp versus 70 bp in 2002. On the Corporate and Investment Banking side, this included a marked reduction in specific provisioning for identified risks and a reinforcement of the general credit risk reserve in the amount of EUR 285 million. Risk provisioning booked by Retail Banking and Financial Services was stable at around EUR 650 million, while the cost of risk of the French Networks held steady at 37 bp in 2003 versus 36 bp in 2002.

Group operating income was up sharply at EUR 3.8 billion in 2003 (+40% in absolute terms, +39% when adjusted for changes in Group structure and at constant exchange rates).


2.7
2.7
3.8
2001
2002
2003

GROUP OPERATING INCOME
in EUR billion

- Corporate and Investment Banking
- Global Investment Management
- Retail Banking and Financial Services
- Corporate Center

Slightly positive contribution by industrial equity portfolio

The net contribution made by the industrial equity portfolio to Group earnings was slightly positive in 2003 (EUR +124 million) compared with a negative contribution of EUR -350 million in 2002, reflecting the upturn on the Paris Bourse over the period (CAC 40: +16%). At December 31, 2003, the market value of the industrial equity portfolio stood at EUR 3.0 billion, representing an unrealized capital gain of EUR 0.4 billion.

Retail Banking and Specialized Financial Services



Source: Société Générale.

The Group's Retail Banking and Specialized Financial Services arm comprises: the French Networks (Société Générale and Crédit du Nord), Retail Banking outside France and Specialized Financial Services.

The **leading non-mutual retail banking group in France**

Over **15** million individual customers across **36** entities, up **49.7%** in **3** years

2003 **ROE** after tax: **18.8%**

A **major European player** in business finance and services

Despite the persistently sluggish economic environment in 2003, the French Networks saw strong growth in both franchises and sales activity, and generated a high level of profitability over the period. With gross operating income up 8% and net income up 9%, these businesses accounted for 56% of the Group's consolidated net income over the period. At the same time, the cost/income ratio also improved to stand at 67.2%.

These performances reflected continuous efforts to expand the customer base and build up loyalty, alongside continual adjustments to the product offering and distribution methods and the harnessing of synergies with other Group business lines.

KEY FIGURES 2003

Source: Société Générale.



7,801*
8,684*
9,222
+6%
2001
2002
2003

NET BANKING INCOME
in millions of euros



15%
Retail Banking outside France
Specialized Subsidiaries and Banking Services
Société Générale and Crédit du Nord Networks
2003

NET INCOME BY BUSINESS LINE



1,981*
2,158*
2,374
+10%
2001
2002
2003

OPERATING INCOME
in millions of euros



18.3%
18.6%
18.8%
2001
2002
2003

ROE



10.2
13.5
14.6
15.2
2000
2001
2002
2003

INDIVIDUAL CUSTOMERS OF THE RETAIL BANKING NETWORKS
in millions

Note: figures restated to take into account the transfer of the Private Banking business to Global Investment Management.

* *Based on the Group structure in 2003.*



140
130
120
110
100
90
100 = 1997
80
1997
1998
1999
2000
2001
2002
2003

GROWTH AND PRODUCTIVITY IN THE FRENCH NETWORKS SINCE 1997

- *Bank cards* **+39%**
- *Savings accounts* **+34%**
- *Personal current accounts* **+19%**
- *Total staff (including telemarketing platforms and call center operators)* **0%**
- *Administrative staff* **-12%**

Société Générale Network

SOCIETE GENERALE

Source: Société Générale.

Excellent commercial performances and an in-depth transformation of the distribution channels

5.2 million current accounts: +8.3% in 3 years

7.6 products per personal current account

EUR 124 billion in deposits: +2.2%

EUR 73 billion in outstanding loans: +6.6%

159 million customer contacts via direct banking channels: +26%

Strategy

Develop the franchise in growth segments.

Build customer loyalty through expertise, service quality and innovation.

Leverage customer value via CRM tools.

Deploy an effective multi-channel distribution platform.

Pool expertise with other Group business lines.

Development of the franchise

In 2003, Société Générale saw sustained growth of 2.3% in its customer base (individuals, self-employed professionals, businesses, etc.), with the number of current accounts rising by 116,000 over the year to 5.2 million.

This dynamic performance is primarily due to the success registered on the youth market, and the quality of Société Générale's branch footprint in regions offering strong growth potential (Ile de France, Provence-Alpes-Côte d'Azur, etc.).

Innovative products and services to build customer loyalty

In addition to attracting new customers, Société Générale is enhancing its relationships with existing customers through its extensive range of products and services.

The average number of products per personal current account rose again in 2003 to stand at 7.6, compared with 7.3 at end-2002.

Over 2003, Société Générale added a number of new services to its range to provide customers with a renewed and more comprehensive offering.

Individual customers

- Launch of a **new loan insurance product**, in collaboration with Sogécap, **specifically designed for property investors buying to rent.**
- Renewal of the **guaranteed product offering**, with the launch of the Sogélyre line (principal-protected multi-manager investment products where customers can choose from a range of 20 recognized mutual funds from 13 management companies) and the Sogéseptuor line (offering customers 100% of the arithmetic mean annual performance of a selection of Société Générale's top mutual funds).

*Professional customers**

- **Online loan offering**: Société Générale is currently the only bank to offer a fast-track online loan application system for amounts up to EUR 25,000.
- Launch of a service to help tradesmen, retailers and entrepreneurs in **transferring their company**, providing assistance on key issues and offering loans at preferential rates to the purchaser in order to facilitate the transaction.

Customer Relationship Awards

Société Générale came joint first in the 2003 banking sector Customer Relationship Awards (source: TNS Sofres/BearingPoint, October 2003), which were based on the following criteria: ability to meet customer needs, responsiveness, after-sales service, innovation, policy towards customer loyalty, ease in reaching a customer relationship manager, and quality of contact.

Retirement savings

Société Générale is aiming to draw on its strong positioning in financial and employee savings products and the recognized expertise of its life insurance and asset management subsidiaries, to launch a range of retirement savings plans in 2004, under the new Fillon law. It will extend its existing range of long-term savings products for individual and professional customers with the addition of a specific product line offering major tax benefits: the PERP (personal retirement savings plan). It also intends to expand its employee savings product offering for businesses and professionals, based on the PERCO (collective retirement savings plan).

General information on the new pension scheme is already available on the Société Générale website, along with a simulator allowing customers to assess their potential retirement income.

* *self-employed professionals, tradespersons, shopkeepers and farmers*

CONTACT: a successfully met challenge

At the end of 2001, Société Générale announced it was to integrate the SIEBEL customer relationship management application into its existing IT environment, a preliminary before the roll-out of a multi-channel distribution platform. Two years later, in keeping with its projected budget and deadline, Société Générale successfully deployed CONTACT throughout its Network. The application is a major innovation, providing a single point of access to up-to-date customer information across all markets, which can be shared by all those involved in managing the relationships. Objective: improve sales efficiency and service quality through the provision of expert advice and know-how.

Business customers

- Introduction of a **new type of equipment lease financing** (Sogelease Express), guaranteeing customers an immediate response to financing applications up to EUR 120,000 for transport, handling and building equipment and machine tools.
- Overhaul and simplification of the **domestic and export trade receivables management service**: CGA, the Group's factoring subsidiary, has developed an insurance brokerage business, distributing loan insurance products developed by Euler Sfac (Timonia and Grand Angle). It now offers a specialized trade receivables management service for SMEs.

Sustained growth in loans and deposits

The network turned in a dynamic sales performance in 2003 on the personal loan segment. While the strong 31% rise in new mortgage loans, a low risk product that builds customer loyalty, can be attributed to high levels of demand, the excellent growth seen in consumer loans (+8%) was achieved despite a generally sluggish market.

In business finance, Société Générale is continuing to follow a cautious but open policy as a result of the economic slowdown.

The savings trends seen in 2002 continued into 2003, with customers favoring low-risk products, as shown by:

- Strong inflows into capital guaranteed funds (EUR 1.2 billion);
- The sharp rise in premium income in the life insurance business: EUR 5.2 billion, up 15.6% on 2002, compared with growth of 10,3% for the bancassurance market as a whole;
- Healthy growth in sight deposits (+2.5% overall, and +4% for individual customers) and in special savings account deposits (+7.7%).

Deployment of the multi-channel banking model

In 2000, the Société Générale Network launched the development of an integrated multi-channel distribution platform designed to optimize customer relationship management (CRM) and standardize the level of service quality, while lowering the network's break-even point.

The multi-channel CRM tool, CONTACT, is now fully operational on the workstations of 21,000 users, spread across the branches, multimedia customer relations centers and customer service units. Each workstation provides its user with an overview of the relationship between the bank and its customers.


160
150
140
130
120
110
100
90
1998
1999
2000
2001
2002
2003

CHANGE IN OUTSTANDING LOANS TO INDIVIDUAL CUSTOMERS

■ Société Générale ■ Market 100 = first quarter 1998


130
125
120
115
110
105
100
95
1998
1999
2000
2001
2002
2003

CHANGE IN ON-BALANCE SHEET DEPOSITS, EXCLUDING SHORT-TERM NOTES (RESIDENTS)

■ Société Générale ■ Market 100 = first quarter 1998

Sources: Société Générale, Banque de France.

At the same time, the distribution network is continuing its restructuring at a steady pace. At end-2003, over one-third of the network had been reorganized: 35 sales divisions were in place to manage the overall multi-channel platform and provide the central focus of the customer relationship; 3 multimedia customer relations centers (mCRC) were set up in Lyon, Nanterre and Lille to assist the network in developing the direct banking business; lastly, 7 customer service units (CSU) were established to centralize the after-sales service activities for one or more sales divisions.

The roll-out of the multi-channel platform has been accompanied by a complete overhaul of sales methods to improve the identification of customer needs, take increased advantage of the opportunities detected via the various banking channels and increase cooperation between the various players.

Strong growth in direct banking

Direct banking continued to attract more customers in 2003, and is now the channel of choice for certain types of transaction: two-thirds of stock market transactions and nearly half of all one-off transfers are now carried out via direct channels.

- Logitel Net, the free online banking site for individual customers, saw a 60% rise in the number of visitors, attracting 850,000 new users over the year;
- the annual number of connections to mobile telephone internet services, Wap and i-mode™, increased by a factor of 6.7 compared with 2002 to stand at over 550,000;
- subscriptions to the SMS account statement service totaled some 580,000 at end-2003, up by 32% year-on-year.

At the same time, Société Générale continued to expand its offering, notably in online trading, and made major investments in technology to keep pace with the steady rise in traffic.

Société Générale/Groupama partnership

In 2001, Société Générale and Groupama signed an agreement to create a multi-channel bank, Groupama Banque. The entity opened for business in March 2003, with a product offering that includes the Astréa range of everyday banking services and the Désirio consumer credit product. This offering should be extended in the near future to include mutual funds and mortgage loans.

Account agreement charter

At the start of 2003, Société Générale signed a deposit account agreement charter as part of its continuing commitment to maintaining open and transparent account relationships with its individual customers. The charter follows on from the discussions relating to the Murcef law and sets out three additional commitments to customers: to contractualize all current account relationships, to publish all fees and charges, and to provide information on the ombudsman process.


4,321
4,479
4,579
4,686
2000
2001
2002
2003

CHANGE IN THE NUMBER OF PERSONAL CURRENT ACCOUNTS

in thousands


6.6
6.9
7.3
7.6
1.0
1.0
1.0
1.0
2000
2001
2002
2003
Current accounts
Cards
Special savings accounts
Financial savings products
Services
Loans

CHANGE IN THE NUMBER OF PRODUCTS PER PERSONAL CURRENT ACCOUNT

CHANGE IN CUSTOMER LOANS AND DEPOSITS (2003/2002, IN %)

Savings accounts	**+ 3.2%**
of which sight deposits	+ 2.5%
Life insurance	**+ 7.4%**
Total managed savings	**+ 2.2%**
Loans	**+ 6.6%**
of which individual customers	+ 11.2%
of which business customers	+ 2.9%

Source: Société Générale.

Crédit du Nord Network

Groupe Crédit du Nord

Source: Crédit du Nord.

Strong growth in financial results, reflecting more robust commercial activity in all market segments

Over 1.3 million customers: +2% over 1 year

EUR 13.5 billion in customer deposits: +2.1%

Nearly 910,000 personal current accounts: +2.4% in 1 year

EUR 15 billion in outstanding loans: +10.3%

Strategy

A federation of 7 regional banks focused on neighborhood banking and the customer relationship.

Committed customer advisers and specialists.

An innovative offering tailored to customers' requirements.

Increasing numbers of customers

Despite an unstable economic and stock market environment, Crédit du Nord saw accelerated growth in 2003, registering a strong rise in the number of individual customers and self-employed professionals (1.7% and 4.6% respectively). The Group also saw a 10.3% rise in its overall lending activity, with mortgage loans up 16.8% and equipment loans up 6.1%, fuelling a sharp 6.1% rise in net banking income.

Crédit du Nord continued to expand its banking network, with the acquisition of the private banking franchise of KBC Bank Belgique's French branch by Norfinance Gilbert Dupont, Crédit du Nord's discretionary management subsidiary.

The Group also opened 9 new branches over the year.

Improved customer service

For some years now, it has been Crédit du Nord's policy to establish written account agreements in order to contractualize its customer relationships over the long term. In line with this clear and fair commitment, the Group has subscribed in full to the Murcef Charter on account agreements, drafted in January 2003 in conjunction with the public authorities.

Throughout 2003, Crédit du Nord extended its range of mutual funds with the addition of the following products:

- *Étoile Multi Gestion Europe*, launched in partnership with Russell. This innovative multi-style and multi-manager fund, which is eligible for PEA (French equity savings plans), is managed on a discretionary basis by five international managers and not as a fund of funds.
- *Étoile USA 500*, a mutual fund designed to track the performance of the S&P 500 while providing euro-zone investors with protection against the majority of the exchange rate risk. This is Crédit du Nord's second US equity fund after Étoile USA 30, which is indexed to the Dow Jones.
- *Étoile Alternative*, an alternative multimanagement fund launched in collaboration with Russell and backed by Lyxor Asset Management's extensive expertise.

In June 2003, Crédit du Nord launched an internet site for to company savings plans targeting employees, businesses and self-employed professionals. It comprises a corporate section, which gives a summary of the Group's product offering (targeted information for each customer profile), and an account management section, which allows customers to check their available assets and most recent account transactions in real time.

Customers also have access to two new tools:

- A statement of wealth, which provides a detailed summary of the customer's banking and financial assets;
- Portfolio models: an Internet advisory service to help customers manage their investment portfolio, designed in particular for customers who want specialist advice on how to diversify their financial market investments. The portfolios models are updated each month according to market fluctuations and changes in the economic environment.

Recognized performances

Étoile Gestion, Crédit du Nord Group's collective management subsidiary, won the following awards in 2003:

- The silver award for the best international equity range over three years at the 2003 mutual fund awards organized by the financial magazine *Le Revenu*. The award was in recognition of all Crédit du Nord's equity management strategies.
- At the mutual funds award ceremony organized by the financial magazine *Le Journal des Finances* in conjunction with Standard & Poor's, Crédit du Nord won second prize in the sectoral funds category for its *Premior* fund.



Example of a publicity poster.

The Crédit du Nord Group promotes its personal car loan offering.

Recognized twice for the quality of its telephone customer service

The Crédit du Nord Group won the Casque d'or *for the "best B-to-C relationship" at the 2003 Call Center Awards during SECA (European Call Centres and CRM Exhibition), and was also awarded the* Casque d'or *for the "best French call center" by ECCO (European Confederation of Contact Centre Organisation).*

Retail Banking outside France

Sustained growth and profitability

Over 5 million customers across 31 entities

27,400 employees

1,352 branches

Over EUR 23 billion in deposits

Source: Société Générale.

Central and Eastern Europe
Bulgaria
Cyprus
Czech Republic
Greece
Romania
Russia
Serbia-Montenegro
Slovakia
Slovenia

Mediterranean Basin
Algeria
Egypt
Jordan
Lebanon
Morocco
Tunisia
United Arab Emirates

Africa French overseas departments and territories
Benin
Burkina Faso
Cameroon
Chad
Côte d'Ivoire
Equatorial Guinea
Ghana
Guinea
Madagascar
Senegal
French Polynesia
French West Indies
New Caledonia
Réunion

Argentina

Strategy

Adapt the domestic retail banking model to local markets, with subsidiaries in three key geographic regions: Central and Eastern Europe, the Mediterranean basin, Africa and the French overseas departments and territories.

Continue to expand the franchise through a combination of organic growth and acquisitions in high-potential markets.

Consolidate recent acquisitions.

Harness synergies with other business lines within the Société Générale Group.

The Retail Banking outside France division was set up in 1998 to foster growth by exporting the Société Générale Group's know-how to countries that combined strong growth prospects on the local banking market, high profitability potential and an acceptable level of risk.

Continued development

The development strategy is focused on three key areas:

Selective acquisitions

Société Générale gained a strong foothold in Ghana with the acquisition of a 51% stake in SSB Bank, the country's fourth largest bank with 38 branches and a total of 200,000 customers.

The Group also bolstered its retail banking operations in the Indian Ocean with the acquisition of a 50% stake in BFCOI (Banque Française Commerciale – Océan Indien), which serves some 80,000 customers through 18 branches.

At the same time, the division is continuing to integrate its recent acquisitions: SKB Banka in Slovenia, Komercni Banka in the Czech Republic and UIB in Tunisia are currently being actively restructured, with the introduction of Société Générale's risk management and credit selection criteria and the reshaping of their product offering.

Development of a retail banking business in Russia

Société Générale has a long-standing presence in Russia, and in April 2003 decided to develop its retail banking activities in the country via its existing investment banking subsidiary, Banque Société Générale Vostok (BSGV). Around 10 new branches should be opened by the end of 2004 in Moscow, Saint Petersburg and the other main Russian towns.

Sustained development of the existing franchise

The customer base continued to grow strongly, particularly in Romania, Egypt and the Lebanon where the number of customers rose by 20%, 31% and 13% respectively.

This trend reflects the networks' ability to provide innovative services that meet consumer demand.

The highlights of the 2003 financial year included:

- the ongoing development of direct banking channels, notably with the launch of transactional websites in Morocco, Senegal, Lebanon and Egypt;
- initiatives targeted at the youth market: the *Banky* offer in Morocco, *Papilonija* in Slovenia, *Detske Konto KB* in the Czech Republic, etc;
- the launch of a number of life insurance products in collaboration with Sogécap: *Gamme Vital* in Morocco and the Czech Republic, *Gamme Sogelyre* in the French overseas departments and territories, *Cap Prévoyance*, *Projet* or *Investissement* in the Lebanon.



A specific offering targeting the youth market

Société Générale is adapting its commercial offering with innovative products designed to capture the youth market. For example, Société Générale Marocaine de Banques has launched its "Banky" range of products and services aimed at 16 to 30 year olds, where customers put together their own customized package from a range of everyday banking, bancassurance, savings and direct banking services. The young person's pack notably offers preferential rates and charges, a pre-paid rechargeable bank card and the Guide Banky, a comprehensive guide to banking.



Harnessing synergies

In order to meet the specific needs of the Senegalese and Moroccan communities resident in France, Société Générale de Banques au Sénégal and Société Générale Marocaine de Banques set up a representative bureau at two branches of the Société Générale network in France. The Retail Banking outside France division thus continued its efforts to market its services to foreign communities settled in France.

Adapting to a difficult environment

As a result of the difficult local conditions in Côte d'Ivoire, Société Générale de Banques en Côte d'Ivoire has been forced to restructure its banking platform, without calling into question its continued presence in the country. The entity posted respectable results for 2003, clearly demonstrating the ability of the international retail banking business model to weather a crisis.

- The development of consumer credit activities in partnership with Franfinance: in Romania, Slovenia, Bulgaria, Egypt, French Polynesia and the Lebanon, and the creation of a joint venture in the Czech Republic and Morocco.

The division's market share outside France varies by geographic region, but is generally high. Market share in the French overseas departments and territories is particularly strong (around 30% in French Polynesia and New Caledonia), and averages 25% in Africa. In Central Europe, it ranges between 15% and 20% in the Czech Republic and Romania, while it varies from 4% to 10% in the Mediterranean basin for the largest entities.

Risk management and increased harmonization

With risk management as a key focus given the business model, the division kept a tight rein on its exposure in 2003, despite a difficult environment. The net cost of risk was thus limited to 96 basis points, reflecting the positive effects of:

- the adoption of Société Générale risk management standards across all entities;
- the diversification of country risk.

Furthermore, the division has begun to harmonize its IT tools and processes in several locations, with a view to realizing cost savings and standardizing service levels.

Strong profitability

Retail Banking outside France posted an ROE after tax of 32.1%, up 2.1 points on 2002, attesting to the robustness and profitability of its networks and their ability to adapt to difficult market conditions.

Given the solid fundamentals underpinning these results, the division is well-placed to benefit from the accession to the EU in 2004 of a number of countries in which it is present (Czech Republic, Slovakia, Slovenia, Cyprus).

With the 2003 results validating the strategy in place, Société Générale can also continue to look for other development opportunities, focusing in particular on:

- harnessing growth drivers in high-potential markets;
- generating high levels of profitability within a short space of time;
- diversifying country and counterparty risk exposure.

Specialized Financial Services

A robust development model

No. 1 in Europe
in equipment finance
and vendor finance* (1)

No. 2 in Europe
in operational vehicle
leasing and fleet
management (1)

No. 1 in Europe
in multi-brand IT asset
leasing and management * (1)

Strategy

Integrate all the Group's specialized financial services activities within a single strategy to achieve sustainable and profitable growth in Europe.

Develop a pan-European offering in vendor finance, vehicle leasing and fleet management and IT asset leasing for businesses.

Continue to develop partnerships and promote skills sharing with the Group's other business lines.


Australia

Specialized financing and insurance: a broad geographical presence

- *Vehicle finance: 19 countries*
- *Business finance: 14 countries*
- *IT asset leasing and management: 10 countries*
- *Insurance: 7 countries*
- *Consumer credit: 7 countries*

Source: Société Générale.

* *Excluding structured finance.*

(1) Sources: 2002 annual reports of competitors.

ALD Automotive

ALD Automotive: direct access to Europe

With operations in 19 European countries, ALD Automotive offers one of the largest operational vehicle leasing and fleet management platforms, covering Western and Eastern Europe, Scandinavia and the Mediterranean Basin.

SGVS: robust performances in a difficult environment


6.4
6.7
+2.5%
International
+12.8%
France
2002
2003

PRODUCTION

in billions of euros

Source: Société Générale.

Société Générale is a leading player in specialized financial services in Europe. In less than three years, it has built up a robust sales and distribution network to meet the pan-European needs of an increasingly international customer base and take advantage of strong growth markets. With a presence in 26 countries, the Group's Specialized Financial Services arm is pursuing a policy of sustainable and profitable growth, offering customers and partners valuable services to help them meet their objectives.

Business finance and services

IT asset leasing and management

The dynamic of a market leader

In order to meet the increasingly specialized global demands of its international clients (Michelin, L'Oréal, etc.), the **ECS Group** has restructured its business into a series of cross-disciplinary European divisions.

Over 2003, it continued to develop its service activities (ISO 9001-certified) in Europe, harnessing synergies in Germany with SGVS (GEFA) and signing a number of new cooperation agreements, notably with Banque Populaire de Milan and Deutsche Bank in Spain.

In 2003, ECS generated turnover of EUR 1.8 billion.

Equipment finance and vendor finance

Meeting the pan-European needs of business customers

Based in 14 countries, **Société Générale Vendor Services** (SGVS) continued to expand its pan-European offerings with major international groups (EMC2, Liebherr, etc.) in 2003, and signed new multi-country vendor finance agreements with British Petroleum and Linde.

In the second quarter, Philips Medical Systems and SGVS announced their intention to establish a long-term partnership in Europe together, in the form of a joint venture Philips Medical Capital.

In the Czech Republic, SGVS reinforced its partnership with Komercni Banka over the period with the launch of the "KB leasing" offer marketed to the Czech bank's customers.

In Germany, it extended its service offering for road haulers by introducing an innovative solution for financing motorway tolls.

SGVS' new leasing volumes for 2003 totaled EUR 6.7 billion, up 5.5% on the previous year.

Operational leasing and fleet management

A European presence to meet our customers' aspirations

ALD Automotive is now one of the leading players in Europe. Following the acquisition of Hertz Lease's European activities from Ford, it currently ranks number 2 on the European operational vehicle leasing market, with 379,000 vehicles under ownership, representing assets of EUR 5.6 billion at end-December, coupled with a fleet of 132,000 vehicles under management. In 2003, ALD Automotive continued its expansion, setting up operations in Austria, Hungary and Poland.

In the UK, the company has developed an innovative remote vehicle diagnosis tool to allow customers to manage their fleet more closely.

Consumer credit

Franfinance and **CGI** had EUR 9.1 billion of outstanding loans under management at end-December 2003, up 7.9% on the previous year. Over the year, **the pooling of know-how between specialized subsidiaries and partnerships were reinforced.**

- CGI launched its "Providis" card, designed and managed by Franfinance, and took over the French network's hire purchase business.
- CGI has also developed a leisure sailing and yachting financing business in Italy, in conjunction with SGVS and Fiditalia.

The consumer credit business also strengthened its ties **with the international retail banking networks:**

- in Morocco, Sogecrédit merged with Eqdom, reinforcing its leading position;
- in the Czech Republic, the sales and distribution network set up in 2002 was bolstered with the acquisition of Essox;
- in Romania, the business line decided to set up a specialized company in conjunction with the Romanian Bank for Development.

In Italy, **Fiditalia** signed a number of **new partnerships** with major capital goods players (Olivetti, Subaru, etc.), and is developing an innovative tool for its vendors designed to approve contracts at the point of sale. At end-2003, new financing volumes were up an impressive 20% at EUR 1.8 billion.

Insurance

Sogécap: the backing of a major Group

For the second year running, **Sogécap** won the highest number of life insurance awards in the financial performance, innovation[1] and customer service categories. Sogécap is well known for its track record of innovation, and 2003 was no exception, with the successful launch of *Erable Evolutions* (160,000 policies in 9 months) and *Sogecapi Patrimoine*, the distribution of branded products by Oradéa Vie for the broker Sicavonline[2], and creation of the Sogeretraite.com website.

With premium income up 18% at EUR 5.8 billion, Sogécap confirmed Société Générale's position as the number 3 bancassurance player in France.

Sogessur

With around 100,000 new policies written each year and a continually expanding product range (launch of motorcycle insurance policies in 2003), **Sogessur** served nearly 360,000 customers at end-December 2003.

Banking services

Cash management

2003 saw an extension of the services offered to business and professional customers through Progéliance Net, Sogecash Net and Sogecash Net International, which are used by over 46,000 customers.

An international cash management offering for large corporates is now available at the main subsidiaries in the international retail banking network (notably in the Czech Republic, Slovakia, Morocco and Egypt), while client banks who are not direct members of the CLS foreign exchange clearing and settlement system now have access to a representation service. In addition, Société Générale was the first bank to present the new SWIFTNet reporting services at the Sibos conference in 2003.

Custody services

Despite a difficult market environment, assets under custody passed the EUR 1 trillion mark, rising 20% in 2003. Société Générale now ranks number ten worldwide and number four in Europe[3].

Fitch Ratings has raised its rating for the Group's depository control activities in Paris to aa+. The division launched a new version of its internet tool, Glass, offering transaction and consultation services for all types of financial instruments, and continued to develop STP (Straight Through Processing) to reduce back-office data entries and increase processing security.

Services for issuers

Société Générale offers a full range of services to assist French corporates with their stock-option and employee share ownership plans, and has now extended this offer to issuers in the euro zone. The Dutch company, EADS, has chosen Société Générale to manage its global stock-option plans.

Société Générale is now number one in Europe in terms of holders of stock-option plans.

An innovative range of credit cards

Providis card



***Franfinance** distributes Providis, which combines all the advantages of an international payment card with the added flexibility of a cash reserve.*

Eureka & Vacanze di Valore Conto *card*



***Fiditalia** launched the first co-branded revolving credit card in collaboration with leading players in the tourism sector.*

Custody services, a commercial success

In 2003, Société Générale acquired all AGF's securities custody business, representing total assets of EUR 62 billion. In addition, the Generali Group transferred all its custody business to Société Générale. The service offering covers global custody for portfolios and UCITS depository services.

(1) Sogécap won 7 life insurance awards from the financial press.
(2) Innovation award for the multi-manager multi-investment policy "Exigence Patrimoine".
(3) Source: globalcustody.net.

Global Investment Management and Services



Global Investment Management and Services comprises SG Asset Management and Private Banking. 2003 operating results remained excellent despite a difficult market environment for the third consecutive year. These results reflected product performance, sound risk management and a solid, well-balanced development model.

EUR 284 billion in assets under management

3,600 staff worldwide

4th largest euro-zone bank for asset management

Source: Société Générale.

The year 2003 was marked by the continued implementation of the growth policy:

- acquisition of Compagnie Bancaire Genève and reorganization of the Swiss Private Banking business;
- development of the partnership between SG Asset Management and Baosteel in China with the launch of the first investment product;
- grouping of all alternative investments activities within a single subsidiary, SGAM Alternative Investments, and the creation of a real-estate investment arm;
- development of the Sogelux fund offering, which now comprises 47 sub-funds corresponding to SG Asset Management's leading investment strategies, and has USD 4.5 billion of assets under management (+64% year-on-year).

Since February 2004, the Securities Services business has joined the Global Investment Management and Services arm.

Source: Société Générale.

KEY FIGURES* 2003


298
269
284
+5.6%
2001
2002
2003

ASSETS UNDER MANAGEMENT
in billions of euros


1,097
1,304
1,270
- 2.6%
2001
2002
2003

NET BANKING INCOME
in millions of euros


405**
385**
404
+4.9%
2001
2002
2003

OPERATING INCOME
in millions of euros


252**
240**
249
+3.8%
2001
2002
2003

NET INCOME
in millions of euros

* *Excluding securities services.*
** *Adjusted for 2003 Group structure.*

SG Asset Management

SG
ASSET MANAGEMENT

Active investing

EUR 239 billion in assets under management*

EUR 6.3 billion of net new money in 2003*

Rated **aa+** by Fitch-AMR for the whole of its international structure

4th largest euro-zone bank for asset management

Source: SG Asset Management.

Strategy

To consolidate our position as a global player supported by specialized centers of expertise in the world's four main investment regions (United States, Japan, Continental Europe, United Kingdom).

To strengthen our position in high-potential markets (Asia, Central and Eastern Europe, etc.) by developing growth drivers for the years to come.

To offer high-return products in all asset classes to all our clients worldwide (institutions and corporate investors, third-party distributors, retail investors).

To maintain a high quality of asset management, notably through rigorous risk control.

* *Including Étoile Gestion, Crédit du Nord's asset management business.*


EUR 71 billion
United States
US equities and fixed income
Alternative investments
EUR 10 billion
United Kingdom
International equities
European equities (institutions)
UK equities and fixed income
EUR 146 billion
Continental Europe
European equities (retail)
European fixed income
International bonds
Balanced management
Alternative investments
EUR 12 billion
Asia
Japanese equities and fixed income

High-return products

SG Asset Management has developed extensive expertise in the management of all asset classes: equities, balanced products, bonds, money market products and alternative investment products, in all the world's financial markets.

Despite a persistently bearish market environment in 2003, our products and portfolios turned in excellent performances overall, particularly in the equity and alternative investments segments that offer high added value.

Equities

SG Asset Management manages over EUR 56 billion in equity investments, a result of gaining the confidence of investors across the globe through its proven expertise in all geographic regions, investment styles and types of capitalization. Its reputation is based on the recognized skills of its investment teams, which comprise some 100 equity managers and 72 analysts worldwide. The strength of SG Asset Management's buy-side analyst teams lies in their geographic proximity to the companies they cover, which means that they can meet the managers several times a year.

Examples of top-performing strategies in 2003

- **Sogelux Euro Mid Cap** is invested in euro-zone mid-caps, and follows a unique investment strategy combining a bottom-up (issuer analysis) and top-down (sectoral analysis) approach, which is particularly well suited to this type of security. The three fund managers focus primarily on company research, and have developed an in-depth knowledge of the sector thanks to over 300 company visits each year. This fund posted a 1-year performance of 28.23% at end-December 2003, ranking it in the top quartile for its category.
- **Sogelux Equity US Concentrated Core** comprises 25-30 of the leading stocks on the New York stock exchange (selected from the S&P 500). The fund has maintained a consistent investment strategy since 1987, combining innovative stock-picking and analysis techniques, and has outperformed its benchmark for 13 of the past 15 years. It ranks in the first quartile for its category, and racked up an annual performance of +49.98% at end-December 2003, outperforming its benchmark by 20.23%.
- **Sogéactions Pacifique** is invested in Asian stocks outside Japan, and has been managed by the same team based in Singapore for the past 17 years. The fund has consistently tracked its benchmark, and outperformed it by 0.50% over the 12-month period ending December 31, 2003, with an annual return of 23.24% that places it in the top quartile for its category.

Sogelux: SG AM's flagship product

Sogelux is SG Asset Management's flagship international product. It comprises 47 sub-funds invested in all asset classes across all financial markets, and combines the full expertise of SG Asset Management's teams around the globe. The Sogelux range is authorized for sale in 18 different countries. Offering a mixture of conventional and more innovative products, Sogelux allows investors to transfer their assets between the different sub-funds at any time, free of charge, in order to find the asset allocation that best meets their investment needs or strategy.

At end-December 2003, 74% of the assets under management in the Luxembourg funds (including Sogelux, Equisys and SIS) were ranked in the first and second performance quartiles for their category.

Retirement and pensions

SG Asset Management is a major player in the management and creation of retirement products. Thanks to the quality of its resources and clients around the world, it has developed in-depth expertise in the management of retirement products in the United States, the United Kingdom, Japan and France, both for defined-benefit funds and defined-contribution company retirement schemes such as 401k plans, as well as for employee savings funds or life insurance.

As a result of demographic changes in developed countries and increasing life expectancy, existing retirement funds are being replenished at a dwindling rate, while statutory contributions (social and fiscal) are already considered to be high. A large number of countries are currently in the process of reforming their existing pension systems and introducing opt-in schemes offering a variety of tax benefits. SG Asset Management is well positioned to take advantage of these changes, notably in France, where the recent Fillon reforms have introduced a retirement dimension to employee savings plans. SG Asset Management is a top-tier player in this field, with a 15% market share.



Alternative investments

Investors' appetite for alternative investment products, which deliver absolute returns decorrelated from traditional financial markets, has increased significantly over the past few years. SG Asset Management is one of the European leaders in this area, with EUR 30 billion in assets under management at end-December 2003. It has strengthened its alternative investments platform considerably since 1998, and now offers guaranteed structured products, hedge funds, private equity and, since 2003, real-estate investment.

Examples of top-performing strategies in 2003

- **Trésorerie Plus Garanti** is a dynamic cash investment fund with daily liquidity, and a rolling one-year capital guarantee. The fund has outperformed its money-market benchmark, the Eonia, over 3 months, 6 months and 1 year, thanks to the dynamic management of seven different sources of added value. At end-December 2003, the fund posted returns of 3.11%.
- SG Asset Management can now deliver strong returns with any type of hedge strategy, through its comprehensive range of alternative funds. **SGAM ADF Platinum**, for example, is indexed to one of our diversified hedge funds, SGAM ADF, and offers a maximum leverage of 5. SGAM ADF Platinum was launched in August 2003 and at end-December 2003 posted a return of 13.22%, representing an annualized performance of 34.73%.

Risk management, a guarantee of quality

A solid risk management structure is essential in asset management as it helps guarantee consistent, sustainable returns for clients and ensures all regulatory and client investment constraints are respected. SG Asset Management places strong emphasis on this aspect of its business, dedicating significant human and IT resources to it that are strengthened on an ongoing basis.

Risk management is the responsibility of an independent Risk Department, which reports directly to SG Asset Management's General Management. The Department comprises a compliance officer and internal auditors, along with risk managers who are located in the operational departments. A number of IT tools are also used to automate risk control, with audit trails and processing chain controls (management of orders, real-time update of portfolios, validation, accounting, and calculation of portfolio net asset values).

Investment constraints and risk indicators are also analyzed (strict definition of managers' discretionary limits, verification of the consistency between forecast risk and actual risk for investment portfolios, *a posteriori* reaction to the analysis and quantification of portfolio risks, etc.), and market risks are also monitored (application of consolidated credit risk limits to enable exhaustive monitoring of issuers and counterparties on a daily basis).

SG Asset Management demands high levels of quality from its financial service providers (consistency between the volumes given to each financial intermediary and the quality of the service they provide), valuers and custodians.

As a result of these efforts over the past few years, and the constant emphasis placed on the quality and consistency of its transactions, SG Asset Management has avoided being implicated in the recent financial scandals around the world.

Third-party distribution: a presence in growth markets

SG Asset Management has attained critical mass internationally and has extended its investment expertise to cover all asset classes. It is now focusing on developing the sale and distribution of its products.

First priority

To develop cross-selling with Group entities, in order to provide all our clients, regardless of geographic location, with direct access to the highest quality investment products. For example, European pension funds can take advantage not only of our high quality local offering, but also our US and Asian management capabilities. Cross-selling accounted for over half SG Asset Management's sales in 2003.

Second priority

To develop agreements with third-party distributors worldwide: major banking networks, international insurers, medium-sized players and independent investment advisers. SG Asset Management currently has 650 active distribution agreements.

Third priority

Growth drivers: economists estimate that Asia should account for nearly half the world's GDP within ten years. In order to take advantage of this development, SG Asset Management has been strengthening its position in the region for some time now. We have been present in Singapore since 1996, in Japan since 1998, in China since 2003, and in Korea (14th largest investment fund market in the world) since the start of 2004. The US and NAFTA (with Canada and Mexico) also offer strong growth prospects and SG Asset Management has established a significant presence in these areas with the acquisition in 2001 of TCW, one of the largest independent players. SG Asset Management is also focusing on Central and Eastern Europe, particularly those countries set to join the European Union, by supporting the expansion of Société Générale's international retail banking network.



SGAM Real Estate Venture Capital Fund

In September 2003, SG Asset Management launched the SGAM Real Estate Venture Capital Fund, the first mutual fund offering real-estate investment in a French REIT (Real Estate Investment Trust) wrapper.

This product offers clients:

- *privileged access to the real-estate sector with a diversified portfolio of actively managed quality investments;*
- *unique market configuration and leverage: rental yields are currently running higher than the refinancing rate and purchases are being financed with loans, allowing clients to benefit from the full leverage effect;*
- *tax benefits: provided they hold their investment for 5 years, French residents are not liable for tax (excluding social charges) on any revenues paid by the fund or on capital gains from disposals.*

China fund

This is the first fund to be launched by the Fortune SGAM joint venture, set up by one of the leading Chinese industrial groups, Baosteel, and SG Asset Management. In the three weeks following its launch in July 2003, the fund attracted inflows of EUR 472 million. Of the 39 funds launched in China in 2003, this new management company ranks 6th in terms of asset gathering.

Baokang Fund ("happy wealth" in Chinese) is a Chinese open-ended fund comprising 3 sub-funds invested in the Chinese market, with three different risk profiles (dynamic, balanced, defensive).

It attracted a total of 99,900 Chinese investors, split evenly between institutions and individual private clients.

Private Banking

SG
PRIVATE BANKING

Wealth management services, offering estate planning and investment products to clients with at least EUR 1 million of financial assets or those offering significant potential.

EUR 45 billion in assets under management

41 offices in 25 countries

1,730 staff

Source: Société Générale.

Strategy

To focus on analyzing the individual needs of each client in order to offer a tailor-made wealth management strategy.

To offer a complete range of innovative products and services that meet the changing demands of clients.

To continue to expand the structure and activities, while combining high profitability with rigorous risk management.

Curacao
Mexico
Miami
Nassau
Sao Paolo

Athens
Brussels
Dubai
Geneva
Ghent
Gibraltar
Guernsey
Jersey
Lausanne
London
Lugano
Luxembourg
Monaco
Paris
Vienna
Zurich

Bangkok
Hong Kong
Jakarta
Shanghai
Singapore
Taipei
Tokyo


45
38
40
37
34
27
13
9
66
85
178
52
218
59
285
91
301*
78*
317*
54*
359
78
1996
1997
1998
1999
2000
2001
2002
2003
Creation of the Private Banking business line
Assets under management (EUR bn)
NBI (EUR m)
GOI (EUR m)
* Adjusted for 2003 Group structure.

Strengthening the Swiss platform

Switzerland is the world's leading private banking center, and is particularly attractive for investors following the recent cooperation agreements signed with international regulators and the European Union. The country's financial system is currently going through a period of consolidation, precipitated by the bearish market environment.

Société Générale was already present in the country through its subsidiary SG Rüegg Bank but, due to the changing market context, decided to strengthen its position by taking control of Compagnie Bancaire Genève. The two companies merged to form SG Private Banking Suisse on December 1, 2003, creating one of the top-ranking foreign banks in Switzerland with some EUR 12 billion in assets under management. The new company has recentered its activities in Geneva and significantly improved its profitability. The acquisition will enable Société Générale to take increased advantage of high-potential geographic zones such as South America.

SG Private Banking is continuing to grow rapidly in Asia, where assets under management, excluding Japan, have increased by an average of 29% per year for the past three years, amounting to some EUR 5.4 billion, and placing SG Private Banking among the ten leading players in this market.

Strong growth in recently created or acquired entities: SG Private Banking Japan, which was launched in mid-2002, has seen faster than expected growth in asset gathering and overall profitability, thanks in particular to effective management of its development costs.

Banque de Maertelaere, which was acquired at the end of 2001, is continuing to shift towards a high net worth client base, with the value of the average client portfolio increasing by nearly 50% in 2 years.

This development has been achieved notably by extending the alternative investments and structured product offering: building on the solid results achieved in 2002, thanks to alternative and structured products developed by SG Asset Management and SG Corporate and Investment Banking, SG Private Banking increased its offering in 2003 with the addition of a number of third-party funds. Overall, assets invested in alternative products rose 50% over 2003, and strong growth in quarterly inflows of new money was seen throughout the year.

The revenues generated by these products doubled between 2001 and 2003.

Continued development of alternative investments

The alternative investments offering, both in-house and from third parties, is constantly evolving in order to meet the changing demands of clients. At December 31, 2003 assets invested in alternative products totaled nearly EUR 600 million.

Corporate and Investment Banking



An outstanding year, confirming the relevance of SG Corporate & Investment Banking's (SG CIB) profitable growth strategy

SG
CORPORATE &
INVESTMENT BANKING

3rd largest corporate and investment bank in the euro zone*

3 target businesses:
- euro capital markets
- derivatives
- structured finance

SG CIB is one of the **most profitable** corporate and investment banks in Europe

Source: Société Générale.

* *By net banking income.*

Corporate and Investment Banking

Strategy

SG CIB's strategy is to capitalize on its well-balanced and diversified business mix to achieve profitable growth through four main areas of development:

Products: strengthen or consolidate its positions in its three target businesses – euro capital markets, derivatives and structured finance.

Clients: step up sales drive with major corporates and financial institutions.

Geography: pursue policy of sustained expansion in Europe, and selective development in US and Asia.

Synergies: increase cross-selling and synergy revenues between SG CIB teams and with other Group entities.

Corporate and Investment Banking

Strategy

SG CIB's strategy is to capitalize on its well-balanced and diversified business mix to achieve profitable growth through four main areas of development:

Products: strengthen or consolidate its positions in its three target businesses – euro capital markets, derivatives and structured finance.

Clients: step up sales drive with major corporates and financial institutions.

Geography: pursue policy of sustained expansion in Europe, and selective development in US and Asia.

Synergies: increase cross-selling and synergy revenues between SG CIB teams and with other Group entities.

The excellent results registered in 2003 confirm SG CIB's ability to implement its strategy by taking full advantage of periods of favorable market conditions and by weathering more difficult environments, as in 2002, while continuing to optimize resources and manage risk exposure effectively.

A partner of choice in euro capital markets, derivatives and structured finance

- In the **euro capital markets**, SG CIB offers issuers and investors a comprehensive range of debt, equity or hybrid products, combined with pan-European distribution and research capabilities.
- SG CIB offers standard and structured **derivatives products** across a full range of underlying assets (equities, indexes, foreign exchange, interest rates, credit, commodities), enabling its clients to optimize their approach to market risk.
- In **structured finance**, SG CIB provides corporates and investment funds with bespoke solutions to finance their development projects in its fields of specialty.

In 2003, SG CIB consolidated or reinforced its overall positions in these three core businesses. These results reflect the sustained efforts of its teams to win new market shares, expand the product offering and develop innovative products that set SG CIB apart from its rivals.

Euro capital markets, a confirmed position among the top ten players

In 2003, SG CIB confirmed its position as one of the top ten banks in the euro capital markets.

In debt products, SG CIB reinforced its overall position:

- SG CIB was No. 9 for euro-denominated bond issues, with volumes up by over 30% and a reinforcement of its market share at around 5%;
- the Bank moved up to No. 6 in the league table for corporate euro-denominated bond issues, and ranked No. 4 for financial institutions;
- in euro-denominated international securitizations, it strengthened its position, rising to No. 6;
- SG CIB was No. 11 for syndicated loans.

SG CIB ranked No. 6 for European convertible and exchangeable bond issues.

In the secondary equity markets, the increased emphasis on sales and research is starting to bear fruit, following the major restructuring in 2002.

SG CIB also demonstrated its capacity for innovation, notably lead-managing for Michelin the first deeply subordinated issue under the new French financial security act (August 2003), enabling issuers to launch lowest ranking subordinated debt issues. The Bank also sets itself apart from the competition through its advisory approach to debt products, offering clients optimized financing solutions.

*3 target businesses**

Euro capital markets

Bonds
Syndicated loans
Securitization
Convertible and exchangeable bonds
Equities

Derivatives

Equity and indexes
Interest rates
Credit
Foreign exchange
Commodities

Structured finance

Export finance
Commodities finance
Project finance
Asset finance
Acquisition and leveraged finance
Media & Telecoms finance

* *This list does not cover SG CIB's full product and service offering.*

Market positions in 2003

Euro capital markets [1]

No. 9	*For euro-denominated bond issues*
No. 6	*For corporate bond issues*
No. 4	*For bond issues by financial institutions*
No. 11	*Bookrunner of European syndicated loans (EMEA*)*
No. 6	*For euro-denominated securitization*
No. 13	*For European equity issues (EMEA*)*
No. 6	*For European convertible and exchangeable bond issues (EMEA*)*
No. 1	*For secondary equity market issues - Euronext*

* *EMEA: Europe Middle East Africa.*

Derivatives

	Equities and indexes
	Equity Derivatives House of the Year [2]
Top 3	*Commodities [3]*
	Best Bank for Oil Products [4]
	Best Bank for Asian Energy and Commodities [5]
	Interest rates and loans [6]
Top 5	Fixed income derivatives
No. 4	For hybrid credit structures
No. 9	*For foreign exchange for corporates [7]*

Structured finance

No. 1	*In export finance [8]*
No. 1	*In structured commodity finance [8]*
No. 5	*In project finance - Global MLA** [9]*
No. 10	*In strategic acquisition finance - Western Europe MLA** [10]*

** *MLA: Mandated Lead Arranger.*

(1) Source: IFR/Thomson Financial and Euronext 2003 rankings.
(2) Source: The Banker, September 2003, Risk Magazine and IFR 2002.
(3) Source: Risk Magazine, certain product categories, February 2004.
(4) Source: Energy and Power Risk Management awards 2003.
(5) Source: AsiaRisk Magazine, October 2003.
(6) Source: Risk Magazine, certain product categories, September 2003.
(7) Source: FX Week, November 2003.
(8) Source: Trade Finance, June 2003.
(9) Source: Project Finance International, January 2004.
(10) Source: Loanware 2003.

A world leader in derivatives

In 2003, SG CIB was named *Equity Derivatives House of the Year*, confirming its position as one of the global leaders in equity and index derivatives, and as the leading player worldwide in *warrants*. It also ranked in the top three in Europe for ETFs[1]. SG CIB continues to rank among the top global players in various categories of interest rates, credit and commodity derivatives.

Over 2003, SG CIB extended its range of innovative structured products based on equities, indexes, stock baskets and fund units (creation of the Titanium and Prestissim ranges, etc.) with the launch of three new ETFs by Lyxor Asset Management[2], designed to track the Dow Jones Global Titans 50, FTSE Eurofirst 80 and S&P/MIB. SG CIB also put the finishing touches to its credit derivatives sales platform, so that it can meet the anticipated rise in volumes.

The equity derivatives teams and Lyxor Asset Management proved their ability to innovate with the launch of the *MSCI Hedge Invest Index* in conjunction with *Morgan Stanley Capital International* (MSCI), an index comprising a sample of funds representing a full range of alternative management strategies and designed for fund managers, funds of funds and brokers. SG CIB also joined the iBoxx credit-linked notes trading platform, the leading platform for structured credit products on the euro market, and thereby reinforced its positions in a growth market.

Lyxor Asset Management saw assets under management rise by over 50% year-on-year to stand at EUR 28 billion.

In derivatives brokerage, Fimat further increased its market shares on the main derivatives markets over 2003. The company continues to rank as one of the leading international players on these markets.

A world leader in selected areas of structured finance

Despite a relatively low level of corporate investment, SG CIB turned in a satisfactory performance in structured finance, and consolidated its position among the leaders in this sector:

- best export finance arranger worldwide;
- best bank for structured commodity finance;
- no. 5 global project finance arranger.

Highlights in 2003 included SG CIB's participation in the financing of a EUR 665 million power plant for AES (Spain/US). The Bank also financed the acquisition of SigmaKalon (France), a subsidiary of Total, by Bain Capital, and of a US market research company by Taylor Nelson Sofres for GBP 490 million. In the UK, SG CIB also announced the creation of a British investment fund, in a joint-venture with Barclays Private Equity, on the secondary lending market for infrastructure projects.

(1) Exchange Traded Fund.
(2) Wholly-owned subsidiary specializing in alternative management, structured funds and ETFs.

Increased commercial effort on target segments

One of the key objectives of the coverage division for corporates and financial institutions, set up in 2002, is to develop client-driven activities, which account for nearly two-thirds of SG CIB's net banking income.

In 2003, SG CIB continued to implement its action plans for each of its target client segments:

- On the European corporates segment, SG CIB stepped up its commercial activity and communication drive to reinforce its presence with target clients, and position itself as the partner of choice in euro capital markets, derivatives and structured finance.
- Financial institutions were singled out as a major commercial target and significant investments were made to reinforce the sales and origination teams and build up a suitable offering in asset/liability management and hybrid debt.

An initial assessment shows positive results, and the target of 20% growth in client-driven revenues over the period 2002 to 2005 has been revised upwards to the 25-30% range.

Europe, a strategic priority

SG CIB continued to build on its solid product platform in Paris and London to expand its presence in Europe. Elsewhere, in the Americas and Asia, its achievements were in line with its more selective growth strategy.

Europe

SG CIB increased or strengthened its presence in sales and origination in the main European countries, notably in the euro capital markets. The Bank maintained its dominant position in structured equity and index derivatives in Continental Europe (Benelux, Germany, Switzerland, Italy, Spain and France), notably with retail banking networks and institutional investors.

Intensification of the sales drive


2/3*
Client-driven revenues
1/3
Trading revenues

REVENUE MIX (CLIENT-DRIVEN AND TRADING) IN 2003

* *Including trading revenues linked to client-driven activities.*

Geographical breakdown of client-driven revenues in 2003


EUROPE
60%
AMERICAS
29%
ASIA
11%

■ *SG CIB locations around the world.*

Market positions in Europe in 2003

France

No. 2	*For euro bond issues* [1]
No. 3	*Bookrunner of syndicated loans* [1]
No. 1	*For equities and convertible and exchangeable bonds* [1]
No. 3	*For equity research* [2]
No. 3	*For mergers & acquisitions – announced deals* [1]

Spain

No. 1	*For euro bond issues* [1]
No. 4	*Bookrunner of syndicated loans* [1]
No. 1	*For securitization* [3]

Germany

No. 3	*For corporate euro bond issues* [1]

Italy

No. 2	*For global risk management and derivatives* [4]
	Best bank for equity derivatives [4]

(1) *IFR/Thomson Financial 2003 rankings.*
(2) *AGEFI, Grands prix 2003.*
(3) *Expansión, January 2004.*
(4) *Risk Italia, May 2003.*

France

SG CIB has a solid presence in France, placing it in top-tier positions:

- No. 1 in the primary equity market;
- No. 1 in convertible and exchangeable bond issues;
- No. 2 in euro-denominated bond issues;
- No. 3 in merger and acquisitions (announced deals). In 2003, SG CIB advised Alcan in its bid for Pechiney, France Télécom in its offer for the minority stakes in Orange, Vivendi Universal in the sale of VU Entertainment to NBC, and Alstom in the sale of its transmission and distribution activities to Areva;
- No. 3 in equity research. SG CIB's new research team has overhauled its offering and analysis techniques, and has stepped up the promotion of its research products. The results for 2003 were particularly promising.

United Kingdom

SG CIB strengthened its London platform and continued to increase its business with UK companies. As a result, it carried out a number of major deals, notably a GBP 300 million bond issue for the Hilton Group and a GBP 1.6 billion hybrid debt transaction for AVIVA.

SG CIB also has a dominant position in the high-growth UK warrants market, which was created at the end of 2002, with a market share of over 50%.

Spain

The Bank confirmed its leading position on the Spanish market, where it ranks No. 1 for euro-denominated bond issues, *Cédulas Hipotecarias*[3], and securitization, and No. 4 for syndicated loans. SG CIB issued EUR 848 million of bonds convertible into Endesa shares for La Caixa, and EUR 1.5 billion of *Cédulas Hipotecarias* for Banco de Sabadell.

Germany

SG CIB made a spectacular entry into the German market, rising to No. 3 in the league table for German corporate euro-denominated bond issues, and to No. 10 for syndicated loans. Highlights in 2003 included a EUR 750 million bond issue which it lead-managed for BMW and a EUR 5 billion issue of bonds convertible into Deutsche Telekom shares for KfW.

Italy

SG CIB was voted best bank for equity derivatives in Italy. It ranked No. 2 for the quality of its risk management and derivatives advisory service, and was also selected by the Milan stock exchange to launch the first Exchange Traded Fund (ETF) on the new Italian S&P/MIB index.

In structured finance and debt products, SG CIB set up a local origination and distribution platform, and racked up a string of successes in this area, notably a EUR 3.15 billion inflation-indexed issue for the Italian Treasury.

(3) *Bonds issued by financial institutions and backed with a portfolio of mortgage loans guaranteed by the issuer.*

Americas

In the US, SG CIB offers expertise in its three target businesses to multinational clients as well as expertise in selected specialized sectors (e.g. sport, gaming industry, aeronautics, hotels and tourism, etc.).

SG CIB has also stepped up its commercial effort with major investors, notably in foreign exchange and equity derivatives. The acquisition of the assets of Constellation Financial Management, an innovative company specializing in the securitization of fund management fees, provides a perfect complement to SG CIB's activity in terms of technology and client base.

Asia

In Asia, SG CIB serves a local and international client base. In 2003, it launched the first securitization transaction on the Taiwanese market, issuing TWD 3.6 billion of asset-backed securities for the Industrial Bank of Taiwan, which was voted the "Best securitization deal of the year in Taiwan"[(4)]. In South Korea, SG CIB also saw some major successes, notably its transaction for Hanaro Telecom which was voted "Best Loan Deal"[(5)]. The Bank is also a recognized player on the equity and commodity derivatives markets ("Best equity derivatives house[(6)]" and "Best bank for energy and commodities"[(7)]). Lastly, SG CIB was granted a license by the Chinese authorities to offer its international clients financing solutions in local currency.

Synergies as a vector for growth

By fostering cooperation between its various businesses, SG CIB can offer its clients global, integrated solutions and maximize the return on the client relationship.

In 2001, the Bank launched a revenue growth plan, based on the harnessing of synergies between its debt and fixed-income activities within the Corporate Banking business on the basis of a control scheme mainly combining debt and interest rate hedging products. In 2003, it achieved its synergy revenues target of EUR 200 million and registered encouraging results with its efforts to realize synergies within SG CIB as well as between SG CIB and other Group divisions. The acquisition of SigmaKalon by Bain Capital demonstrates the ability of SG CIB's business lines to work together in order to meet the full spectrum of their clients' financing and advisory needs, while generating additional revenues for the Bank.

The sustained efforts of SG CIB's teams and the coverage division for corporates and financial institutions should generate increased revenues in the medium term through the implementation of synergies. This is in line with the action plan adopted in 2003, which set a target of a 25% increase in cross-selling and a 25-30% increase in revenues from the implementation of synergies between 2002 and 2005.

Boursorama

Boursorama was created in 1995, and has since become one of the leading European players in online savings, with 225,600 accounts and 3.8 million orders executed in 2003. Boursorama allows individual investors to manage their savings independently via the internet, and offers a wide range of financial products (equities, warrants, options, futures, mutual funds, life insurance, trackers, bonds, certificates, etc.) and services (Internet access to the main international financial markets, GTS – a trading application, WAP, telephone and Minitel access).

In France, Boursorama Invest is the market leader in online brokerage, with a market share of 38%, while www.boursorama.com is the leading online financial information portal.

Boursorama is also a major player in Germany where it operates under the Fimatex brand name, and in Spain and the UK under the Selftrade by Boursorama brand name.

The company is 71% owned by the Société Générale Group and has been listed on the Nouveau Marché of Euronext Paris since March 23, 2000.

(4) *Euromoney 2003.*
(5) *Asia Money 2003.*
(6) *AsiaRisk 2003 and Asia Money 2003.*
(7) *AsiaRisk, October 2003.*

Managing and optimizing resources


73%
71%
64%
2001
2002
2003

CHANGE IN COST/INCOME RATIO (EXCL. RESTRUCTURING COSTS)

Optimization of resources and rigorous risk management

While keeping its operating expenses stable in 2003 compared with 2002, thanks to a policy of strict cost control, SG CIB has had a selective investment policy, with 150 new recruits, dedicated to the sales teams for euro capital markets and derivatives. These recruitments should have a positive full-year impact of EUR 100 million on operating income. Overall, SG CIB's cost/income ratio continued to fall, in line with targets.

In terms of allocated capital, SG CIB's Cooke-weighted assets were up slightly at constant exchange rates, in line with its targeted growth strategy.

The Bank continued to manage its risk exposure carefully in 2003. Its VaR remained low, and provisions for credit risk were down compared with 2002. Over the period, specific provisioning for identified risks fell sharply, but the general credit-risk reserve was reinforced as a precautionary measure. SG CIB also continued to manage its loan book actively over the year.

Continuation of the "profitable growth" strategy in 2004

SG CIB has already established a solid basis for growth and intends to strengthen its position as one of the most competitive banks in the euro zone in 2004. Against the backdrop of a less favorable market environment for the banking sector, SG CIB intends to step up its "profitable growth" strategy, focusing on four main areas of development: products, clients, geographic presence and synergies. By increasing client-driven revenues while at the same time making selective investments and keeping a tight rein on costs and risks, SG CIB should achieve its objective for 2004 of combining growth and profitability.



Sustainable development

A banking group committed to sustainable development



Société Générale confirms its commitment by joining the Global Compact

Société Générale is a component stock of the 4 main international sustainable development indexes

6,200 new recruits in 2003

An independent ombudsman since 1996

17 years of *Mécénat Musical Société Générale*

51,000 existing and former employees are Société Générale shareholders

Sustainable development, a competitive advantage

"The world is changing at a rapid pace, bringing new opportunities for growth, but also an increasing number of risks and demands. We constantly need to find ways to adapt and develop in line with our partners, and sustainable development will prove to be a competitive advantage, contributing to value creation.

Laying the foundations

As an active contributor to various national and international sustainable development bodies, coordinator of a number of think-tanks and sponsor of special events, Société Générale hopes to lay the foundations for a coherent policy in areas where practices still lack specific direction and benchmarks.

A vision of sustainable development inherent in the Group's values

For Société Générale, sustainable development is not just some passing fad, but is an inherent part of our overall business strategy that has been integrated into our corporate values – professionalism, team spirit and innovation.

In keeping with the policies outlined in the 2002 Annual Report, we continued our efforts in 2003 to incorporate the following key targets into coherent action plans for all our businesses in France and abroad: standardization of our socially responsible practices worldwide, systematic integration of our environmental policy in all our businesses, progressive improvement in the Group's social and environmental reporting, and reinforcement of our sponsorship initiatives."

Philippe Citerne
Chief Executive Officer



Distribution of the value added of Group activities in 2003


Proportion distributed to shareholders
25%
Proportion paid to governments
12%
Proportion distributed to staff
63%
2003

in millions of euros

Net banking income	A	15,637
Operating expenses (excl. personnel expenses)	B	3,580
Gross added value	C = A – B	12,057
Other income statement items[1]	D	– 2,081
Net added value	E = C + D	9,976
Personnel expenses		6,323
Income tax		1,161
Net income		2,492

(1) Amortization and depreciation (– 665), net allocation to provisions (– 1,226), net income from companies accounted for by the equity method (+ 43), net income from long-term investments (+ 397), exceptional items (– 46), amortization of goodwill (– 217), minority interests (– 263), net allocation to general reserve for banking risks (– 104).

1987

Company project

1990

Compliance Committee

1996

1st independent ombudsman

1999

Société Générale is included in the four leading ethical investment indexes

2001

Société Générale signs the United Nations Environment Programme (UNEP) Statement by Financial Institutions on the Environment and Sustainable Development

2003

Société Générale joins the Global Compact, Member of the CNDD (National Council for Sustainable Development)

METHOD USED TO DRAFT THIS SECTION AND SCOPE COVERED: this section has been drafted in accordance with the specifications of the NRE law (French new economic regulations law) and the main international social and environmental reporting standards (see page 244). As a general rule, information on policies and management systems relates to the global network. For all other information (notably indicators), the scope is indicated in the relevant section. At the request of Société Générale, Ernst & Young Audit have prepared an external opinion on certain processes described in this section (see page 248).

Our response to the challenges

Establishing a relationship of trust

Although financial institutions share the same social and economic responsibilities as any other company, their specific role in financing the economy creates additional obligations. The financial sector has always been regulated by public authorities and by governing bodies set up within the profession itself. However, as a bank, our responsibilities must extend beyond simple compliance with existing regulations – we need to adapt our practices in line with the changing demands and concerns of society as a whole for two main reasons:

- the health and solidity of the financial sector are essential for economic and social development;
- as a Bank, we have a major role to play in the community by providing basic banking services in France, by offering financial support to microenterprises, by helping to limit overindebtedness, etc.

Trust forms the very cornerstone of banking

In order to counter potential threats to the basic intangible assets that are vital to our long-term development, such as our image and reputation, we need to continually reinforce our risk management procedures and bolster customer confidence.

- Drawing on a well-developed body of regulations, Société Générale has worked continuously over the past few years to strengthen its surveillance procedure, focusing on four main areas: corporate governance[(2)], compliance[(3)], risk management and internal control procedures[(4)].
- In order to build up the confidence and trust of our stakeholders, we need to show through our behavior and our organization that we maintain the highest standards of business ethics, notably with respect to corruption, money laundering and terrorist financing.

Creating leverage through our businesses

The biggest contribution we can make to sustainable development is through our business activities.

By gradually integrating non-financial criteria into our financing policies, we are fostering a more responsible approach to economic development.

In addition, although still somewhat modest in size, our range of socially responsible investment products helps to encourage the companies in which we invest, for both proprietary and client-driven activities, to incorporate sustainable development concerns into their business.

Human diversity, a driver for profitability and growth

We face a number of challenges for the future:

- keeping pace with the changes in our businesses by maintaining a balanced distribution of skills;
- implementing policies that reconcile professional and personal development (lifelong learning, balance between work and private life, etc.);
- adopting equal opportunity practices in everyday work (non-discriminatory practices, equal opportunities in recruitment and promotion, etc.).

Respecting the environment

Although the direct environmental impact of the banking sector remains relatively modest compared with that of the industrial sector, over the past few years we have targeted those areas that we can effectively control: consumption of paper and fluids, waste management and the application of HQE (high environmental quality) standards to our owned premises, etc.

Encouraging dialogue and exchange

We firmly believe that by listening and responding to the concerns of our stakeholders we can build a stronger platform for our business development. Exchange and dialogue are the keys to achieving mutual growth and enrichment.

(2) See page 10.
(3) See page 76.
(4) See page 67.

A broad vision of our stakeholders

By stakeholders, we refer to groups of internal or external parties who interact with the Bank in a fairly uniform manner and with whom the Bank has a two-way dialogue.

Société Générale maintains open and constructive dialogue with its traditional stakeholders (staff, customers, shareholders, regulatory authorities, etc.) through a number of procedures, which are already used systematically across the Group or are currently being extended. The ombuds process, for example, which was set up in 1996 for Société Générale's individual customers, has now been extended to all French retail banking customers. Similarly, satisfaction surveys are now carried out for all market segments, and are gradually being implemented in our international retail banking networks.

More recently, we have integrated human rights and environmental criteria into our relationships with suppliers, our terms and conditions, and our user satisfaction surveys. We have also developed contacts with non-governmental organizations and specialized international bodies, as well as with the public authorities and our peers, in order to compare experience and study areas where we can make progress in sustainable development.

Map of stakeholders



Group
Retail Banking & Financial Services
Global Investment Management
Corporate & Investment Banking
National and international professional associations (FBF, AFG, ASF, FFSA, etc.)
Public authorities
International institutions
National regulators (Banking Commission, etc.)
Employee representative bodies (local, national, Group)
Retail Banking customers and suppliers (individuals, self-employed professionals, companies, non-profit organizations, local government, etc.)
Institutional investors
Individual shareholders (incl. employees)
Employee representatives on the Board of Directors
Analysts
Rating agencies
Central suppliers
Trade unions (national, local)
International organizations (UNEP-FI, Global Compact)
Consumer associations
Associations (Sponsorship org.)
Suppliers
MARKET RELATIONS
ENVIRONMENT
COMMUNITY
Retired employees
Competitors
Human rights NGOs
Local, national and international NGOs concerned by sensitive projects
Environmental NGOs
National and international government bodies
International institutions (World Bank, EBRD, etc.)
CIES (inter-union employee savings committee)
GIM clients and suppliers (retail, institutional)
National and international government bodies
CIB clients and suppliers (industrial and commercial companies, institutional investors, governments, etc.)

The concentric circles show the main stakeholders in each major area of social responsibility. To avoid repetition, each stakeholder is only indicated once, even if they relate to all four areas.

Our commitments

The 9 principles of the Global Compact

Human Rights

Principle 1: *Businesses should support and respect the protection of internationally proclaimed human rights within their sphere of influence; and...*
Principle 2: *... make sure that they are not complicit in human rights abuses.*

Labor standards

Principle 3: *Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining;*
Principle 4: *the elimination of all forms of forced and compulsory labor;*
Principle 5: *the effective abolition of child labor; and...*
Principle 6: *... eliminate discrimination in respect of employment and occupation.*

Environment

Principle 7: *Businesses should support a precautionary approach to environmental challenges,*
Principle 8: *undertake initiatives to promote greater environmental responsibility; and...*
Principle 9: *... encourage the development and diffusion of environmentally friendly technologies.*

Stronger, more coherent commitments

A new step: signing of the Global Compact[5]

After signing the UNEP[6] statement in 2001, Société Générale reasserted its commitment to corporate responsibility on May 16, 2003 by becoming a member of the Global Compact.

By joining the Global Compact, Société Générale has asserted its pledge to uphold human rights in its business activities.

There is currently no single list identifying all countries that pose a threat to human rights. The number of high-risk countries varies from 11 to 48, depending on the human rights NGO compiling the list[7] as each has its own way of approaching the issue.

On the basis of the list compiled by EIRIS [8], Société Générale would appear to be present in 9 of the 27 countries deemed to be high-risk: Algêria, Cameroon, Egypt, Tunisia and United Arab Emirates, where the Group has general retail banking operations serving a local customer base, in some cases dating back a number of years; Iran, Kazakhstan and Vietnam, where it has representative offices employing a handful of staff; and China, where it currently has 4 branches.

In its project finance activities, Société Générale has implemented strict examination procedures (see pages 67 and 84).

The managers of all our foreign branches and subsidiaries were consulted prior to the signing of the Global Compact on May 16 to inform them of the issues at stake in these international principles, which focus in particular on human rights, and to allow them to assess the impact of their application across the Group. The vast majority of our entities were in favor and even enthusiastic.

The few reservations that were expressed, linked to the cultural context and local legal provisions, merely serve to underline the importance of these principles. The Board of Directors was also involved in the Executive Committee's decision.

Compliance with the principles of the Global Compact has now been integrated into the guidelines issued to suppliers by the Purchasing Department.

A commitment based on our corporate values

Société Générale's commitment to sustainable development is based on its corporate culture and its core values, which were reasserted in 2002.

These values underpinned our recruitment campaign in 2003 and our global employee share ownership plan (page 74).

(5) The Global Compact is an international initiative launched by the Secretary-General of the United Nations in July 2000.
(6) United Nations Environment Programme.
(7) The Freedom House: 48 countries, Amnesty International (The Prince of Wales International Business Forum – Business & Human Rights): 11 countries, Reporters sans frontières: 30 countries, United Nations High Commissioner for Refugees, etc.
(8) EIRIS is the longest-standing European social and environmental information agency (1983); FTSE4Good constructs its sustainable development indexes on the basis of EIRIS research.

As part of our Group-wide program, entitled "Innovation at all levels", we have also introduced a series of Innovation Awards, including one for individual or collective initiatives in the field of sustainable development. The first winners of this award were announced in March 2004.



A Group-wide commitment

The current organization of steering committees and reporting procedures was implemented centrally as of the end of 2000, and gradually extended to the divisions throughout 2002 and 2003. Each business has appointed operational "Sustainable Development representatives", who are responsible for coordinating all divisional initiatives and implementing the action plan. These representatives are themselves managed through a series of specific committees organized by the Quality and Sustainable Development Department which is attached to the Group's General Management (see diagram below).

Société Générale's involvement

Société Générale has committed to a number of projects designed to promote sustainable development. It is a member of the French National Sustainable Development Council and of various international bodies such as the Wolfsberg Group (for the prevention of the financing of terrorism) and Transparency International. It also supports the London Principles[9] and the Carbon Disclosure Project (a British initiative concerning the reduction of greenhouse gas emissions).

Société Générale sponsored the annual OECD Forum and FEDERE[10]. In June 2003, it took part in the first Sustainable Development week launched by the French government, during which it distributed a booklet to all staff in order to promote awareness. In January 2003, the Group organized a major conference at its headquarters, with 250 key figures from the worlds of finance and insurance, in conjunction with UNEP, Dexia, Caisse des dépôts and the ORSE[11]. Lastly, it gave a presentation on its performance in sustainable development at the First European Forum for Responsible Investment at the Palais Brongniart in June 2003.

(9) The London Principles for Economic Prosperity, Environmental Protection and Social Development.
(10) European Forum for Sustainable Development, and Corporate Responsibility, organized by Les Échos.
(11) Observatory for Corporate Social Responsibility.

A controversial project: the Bakou Tbilissi Ceyhan (BTC) oil pipeline

The BTC oil pipeline has sparked opposition from a number of NGO's on the grounds that it violates OECD directives, and notably those relating to human rights.

Société Générale is joint-arranger in the financing of the project, in conjunction with a syndicate of French and foreign establishments. Its decision to become involved is based on a series of analyses carried out by its own teams of specialists and by the Risk Division, but also by various independent experts commissioned by the lending banks to give an informed opinion. Société Générale's position is supported by the involvement of a number of multilateral institutions (IFC and EBRD) and export credit agencies (including Coface for France) which are known to have extensive experience in the field and extremely high standards with respect to the environment and social and human rights.

Structures and bodies which contribute to sustainable development

Chairman and CEO, & Chief Executive Officer, Executive Committee →	*Operational departments*	*Divisions*
COMMITMENTS, STRATEGIES AND STANDARDS . Corporate governance system . Compliance procedures: – legal, – fiscal, – anti-money laundering, – prevention of the financing of terrorism . *Inspection générale* and internal control	RISKS . Risk Committee . "Major Risks" Committee HUMAN RESOURCES . HR compliance rules . Personal safety rules MANAGEMENT . Group Property Committee . Purchasing charter . Sustainable Development specifications for suppliers FINANCE AND COMMUNICATION . Investor Relations Department . Intranet site and public website	RETAIL BANKING . Quarterly sustainable development steering committee . Independent ombudsman . Customer Relations Department CORPORATE AND INVESTMENT BANKING . New Products Committee . Screening Committee (high-risk projects) . Review of financing portfolios . Study group to look at ways to integrate non-financial criteria into lending activities GLOBAL INVESTMENT MANAGEMENT . Social and environmental analysis procedure . Dedicated SRI team . Ethical committee on biotechnology CRÉDIT DU NORD . Independent ombudsman . Customer Relations Department . Social and environmental analysis procedure

External recognition of our performance

A component stock of the main sustainable development indexes since their creation

Société Générale's scores with non-financial ratings agencies: close to the sector leaders, and improving constantly


sam
42
21
66
49
31
78
55
47
79
2001
2002
2003

Bar chart based on data from SAM: marks out of 100.
Société Générale · *Sector average* · *Top score for the sector*

Société Générale scored 64% of the top ranking in 2001, 70% in 2003.


vigeo
250
200
150
100
50
Human resources
Environ-ment
Customers/ Suppliers
Share-holders
Community

Lowest score in sector 2003 · *Highest score in sector 2003* · *Société Générale's score 1999* · *Société Générale's score 2003*

Based on data from VIGEO.

Société Générale's annual score has risen three times faster than that of the sector leader (+ 8 % against + 3%). In all areas, except for "Community", the Group is either catching up with the sector leader, or maintaining a stable score.

The new rankings confirm our previous scores

Société Générale was ranked for the first time in 2003 by CoreRatings and Innovest.





On a scale of 4 rankings, from A to D.



SOCIETE GENERALE

Country:	France	
Ticker Symbol:	SOGN	
Industrial Sector	Banks	
Rating:	A (Social)	BBB [illegible]
Rank:	7	13

On a scale of 7 rankings, from AAA to CCC.

Although the various divisions are ranked on much the same criteria, the methods used can vary which means that the final results are somewhat disparate. Consequently, we are engaging in closer discussion with the ratings agencies.

Risk management and internal control

Supporting business development through sound risk management

In terms of credit, the cost of risk measures loss incurred by the default of counterparties or clients of the bank.

Risk management is an essential part of Société Générale's culture. Its primary aim is to contribute to the Group's development by optimizing its overall risk-adjusted profitability.

A segregation of roles for better management

Because it is inherent in all banking activity, risk must be taken into account from the inception of a transaction until its completion. This is why responsibility for risk management lies first with the operating department. The department's role involves:

- analyzing the risks involved in each transaction it originates;
- checking that these are compatible with its assigned limits;
- ensuring that these risks are managed dynamically;
- assessing the risk-adjusted profitability of the transactions.

To increase their motivation, the cost of risk is factored into the variable remuneration of the business officers. To make this risk management even more effective and ensure that it is permanently adapted to new types of risk, the Risk Division provides an independent management and control function, approving any risks taken and monitoring them as they evolve.

The Risk Division is independent from the operating divisions, and reports directly to the Group Management.

Clear principles

The Group applies the following principles:

- strict compliance with legal and regulatory requirements and standards drawn up as part of the Group's risk management policy. This compliance is monitored on a permanent basis;
- the obligation to advise clients appropriately;
- development of business relationships only with counterparties whose identity has been fully established and who share the same sense of integrity and responsibility as we do;
- application of the principles of prudence, good conduct and risk quality and diversification, even when this may weigh on short-term profitability;
- arrangement of significant financing transactions for clients only if these transactions appear on their balance sheet or if the statutory auditors have been fully informed.

Widely disseminated objectives and procedures

The strategy is based on clearly defined targets for each category of risk (credit, market, country, operating). It is implemented through policies and procedures defined by the Risk Division, which set out the criteria for selecting the most suitable transactions for the Group according to various analysis factors. This information is disseminated throughout the Group via our dedicated intranet site.

A permanent supervision framework

The risk management procedures are monitored and controlled at a number of levels:

- in its preparatory work for the Board of Directors, the Audit Committee carries out an in-depth review of the measures in place for managing, preventing and assessing risk;
- during the Risk Committee meetings, the Executive Committee defines the risk management systems, reviews changes in the characteristics and risk profile of the Group's portfolio, and decides on any changes in the corresponding strategies;
- following on from the Risk Committee, the "Major Risks" Committee reviews significant exposure (individual counterparties or portfolio segments);
- before any new activity can be launched, the New Products Committee ensures that the infrastructure required for its proper management is in place and that the risks generated are correctly analyzed, measured and controlled;
- lastly, the internal audit teams give an opinion on the risks incurred during their various audit assignments throughout the Group.

Suitable methods and systems

Société Générale devotes significant resources to adapting its risk management and monitoring resources within the Group. The information systems in particular, are constantly being modified to accommodate changes in the products processed and the associated risk management techniques.

In the case of counterparty risk with respect to marketable products, the current methods used to measure exposure are backed up using worst-case scenario analyses, to reinforce the transaction selection process.

With respect to market risks, the current risk measurement model used internally (VaR) has been approved by the French Banking Commission for nearly all transaction types.

In credit risk, the existing approval and monitoring procedures have been reinforced over the last few years with the introduction of economic capital, risk-adjusted return on capital (RAROC) and economic value-added (EVA) indicators. As a result, major efforts have been made to model the Group's activities and adapt the information system accordingly.

Ensure the ongoing development of our business by constantly reinforcing our internal controls

Given the extent and diversity of the risks inherent to banking activities, internal control is a vital instrument in risk management and therefore plays an important role in Société Générale's activities.

Internal control is defined in the Group Audit Charter as all the means and resources which enable the Group Management to ensure that the transactions carried out and the organization and procedures implemented are compliant with legal and regulatory requirements, professional and compliance practices, internal rules and the policies defined by the company's executive body. Internal control is designed in particular to:

- detect and measure incurred risks, and manage this exposure in an adequate manner;
- guarantee the reliability, integrity and availability of financial and management data;
- verify the quality of the information and communication systems.

The internal control system is everybody's responsibility

Our internal control system relies primarily on the permanent supervision of activities at local level by operational staff. This comprises all procedures implemented on a permanent basis to guarantee that transactions carried out at operational level are correctly handled, secure and valid. Monitoring at operational level comprises two stages:

- day-to-day security: all operational staff are required to comply with the applicable rules and procedures in all transactions carried out;
- formal supervision: management is required to make regular checks in accordance with strict procedures, to verify that staff are complying with rules and procedures for processing transactions and for ensuring day-to-day efficiency and security.

In order to ensure this system functions correctly, operational methods need to be formally defined and communicated to all Group staff. The permanent supervision procedures have been adapted for each entity on the basis of their particular activities, and are set out in specific documents.

A number of departments are involved in the internal control system

The middle and back office are responsible for executing, recording, and processing all transactions carried out within the Group. In addition, they carry out first-level controls in accordance with regulatory requirements.

At the same time, a number of functional departments which are independent from the business departments, also control Group transactions:

- the Risk Division, which is responsible for the Group's risk management and control system, validates all risks incurred and monitors any changes in exposure;
- the Finance and Corporate Planning Department, which draws up the Group's consolidated accounts and Parent Company accounts, and checks that all financial and accounting data communicated externally is reliable and accurate;
- the Division Finance Departments, which assess the quality of the information submitted by the division to the Group for the consolidated financial reports and monitor compliance with accounting, regulatory and management stipulations;
- the Compliance Department, which ensures that all Group staff observe the compliance rules and principles applicable to the various businesses;
- the legal and tax departments which monitor all fiscal and legal aspects of the Group's activities;
- the Internal Audit and *Inspection Générale*.

Each Group entity has its own Internal Audit Department

The Internal Audit is a permanent system designed to evaluate the efficiency of the internal controls employed by the entity to which it is attached. It is based on three principles: independence, impartiality and universality. All Group activities and entities have an Internal Audit Department, which is authorized to inspect all aspects of their operations. Given the risks at stake, each department is provided with adequate resources, from both a qualitative and quantitative point of view, to carry out its functions effectively. The Internal Audit departments comprise some 1,000 auditors, which is in line with the generally accepted staff/auditor ratio for the banking sector.

Société Générale's control system is divided into two levels: the Internal Audits and the *Inspection Générale*.

Each Group arm has its own Internal Audit Department, managed by the chief auditor (*contrôleur général*), who is directly answerable to the arm manager. The head controller has hierarchical and functional authority over all the auditors in the arm. The system was recently reinforced with the creation of an Audit Department for the functional departments, which is attached to the Group Corporate Secretary.

Each Internal Audit Department regularly identifies the areas of risk to which its arm is exposed. It then defines an annual schedule of audits to ensure that the exposure is covered regularly and in full. Under this framework, the auditors carry out controls to check the security, compliance and efficiency of the division's activities, and evaluate the quality of the permanent supervision system in place. They then put forward recommendations based on their observations, and follow these up to ensure they are implemented correctly.

This system is reinforced with specialized audits in areas requiring specific skills: these include an accounting audit, legal audit, an audit of counterparty risks and information technology security. The management of the functional department in question takes direct responsibility for these specialized audits, and is thus able to monitor compliance with Group principles and procedures within the business and keep a closer eye on activities at operational level. The specialized audits can also intervene to assist the arm audits in specific areas.

The Inspection Générale *carries out inspection assignments every year and monitors the overall quality of the internal control system.*

The *Inspection Générale* inspects the business activities and operations of all entities within the Group, without exception, according to an annual program of inspections that is validated by the Group General Management. It reports its findings, conclusions and recommendations to the General Management. The Group Executive Committee then makes quarterly reviews to ensure that the Inspection's recommendations are being implemented accordingly.

Furthermore, the *Inspection Générale* is responsible for ensuring that the internal control system implemented across Société Générale and its subsidiaries is coherent and efficient.

To do this, the *Inspection Générale* carries out the following functions:

- it inspects the various functional departments involved in internal controls;
- it assesses the quality of the work carried out by the Internal Audit Departments;
- it validates the audit plans submitted by the Audit Departments;
- the *Inspecteur Général* is in charge of all the controllers and specialized audits;
- as part of his role, the *Inspecteur Général* is required to meet regularly with the Board of Directors' Audit Committee and maintains close ties with the Statutory Auditors and representatives of the supervisory authorities.

Risk in figures

- *Exposure to credit risk on non-banking clients: EUR 267 billion.*
- *87% in major developed countries.*
- *31% in off-balance sheet commitments.*
- *Risk provisioning for 2003: EUR 1,226 million (expressed as a proportion of risk-weighted assets: 59 basis points).*
- *Non-performing loans: 5.8% of customer loans, 78% provisioned.*
- *Average trading VaR for 2003: EUR 24 million.*

The Audit Committees

The Internal Audit Committees are organized at least once a year, to bring the audit departments together with their hierarchical and functional managers, and assess their activities. As a result they are a vital part of the overall internal control system. The agenda for each meeting is set by the Inspecteur Général, *and covers aspects such as permanent supervision, the missions carried out over the course of the year and the forthcoming audit plan, the implementation of the* Inspection Générale's *recommendations and, where applicable, those of the supervisory authorities and external auditors.*

The audit in figures

The Internal Audit Departments comprise 920 auditors, 78% of which are employed in Retail Banking, 14% in Corporate and Investment Banking and 5% in Global Investment Management.

The Inspection Générale *comprises 139 inspectors.*

Human resources

Diversity and talent

The HR department's challenge is to promote the diversity of Group staff in terms of background, culture and age, taking into account the problems and issues that are specific to each business activity and ensuring a high degree of internal cohesion.

In 2003, the department undertook a review of its targets and organization, stressing the need for closer human resources management within the businesses. According to the HR department, the main issues for the Group are: management, development of the skills of current managers and training of the future generation, internationalization of the management teams, definition of cross-disciplinary principles for performance assessment and remuneration, enhancement of the Group's image as an attractive place to work, and cross-disciplinary management of the functional departments.

In order to meet these goals, the various human resources functions need to work in close collaboration with the operational management, and adapt Group practices to the changing business environment. The Corporate and Investment Banking and Global Investment Management Arms are already adapting their remuneration, management and staff mobility policies to accommodate the often cyclical nature of their activities, the large number of geographical locations and the highly competitive market environment.

The Retail Banking Networks are facing a number of different problems, depending on their activities and geographical location: increasing the loyalty of younger staff, balancing the age distribution of staff, redeployment of the sales and distribution network in France, integration programs to accompany a sustained policy of acquisitions, training assistance, implementation of a career management procedure outside France.

The challenge for the functional departments is more how to attract and retain talented staff by offering stimulating career paths in terms of responsibilities, professional advancement and remuneration.

An active staff management policy to accompany change

Société Générale is very much an international group, operating in over 80 countries, with a total workforce of 88,000[(1)] half of which are located outside France.

The majority of its staff are female, accounting for 52% of its global workforce.

Geographical distribution of Group staff (proportion of women as a %)



EASTERN EUROPE
16,780 (73%)
NORTH AMERICA
3,190 (33%)
WESTERN EUROPE
55,640 (50%)
ASIA
1,350 (45%)
MIDDLE EAST
1,280 (38%)
SOUTH AMERICA
1,060 (35%)
AFRICA
7,700 (35%)
OCEANIA
920 (55%)

(1) *Total workforce at the end of the fiscal year, excluding temporary staff. The Group had 83,220 staff in 2002.*

Sustained recruitment

The Group employed 6,200 new staff worldwide in 2003, 72% on permanent contracts, and 52% female. The majority of new recruits joined the Retail Banking Networks (72%), both in France and abroad, and the Corporate and Investment Banking Arm (19%). Overall, in France, Société Générale took on 1,723 new staff on permanent contracts, 39% with executive status, and 835 on temporary contracts(2).

GEOGRAPHICAL BREAKDOWN OF RECRUITMENTS


France 57%
Europe (excl. France) 27%
Asia 4%
Americas 4%
Africa and Middle East 8%

2003

The Group's recruitment policy enables to anticipate and manage the renewal of its staff and its competencies.

In line with this policy, in 2003 the Group continued to extend the use of apprenticeship contracts in France and strengthened its partnerships with higher education establishments (Bac +2/3 and Bac +4/5). Similarly, the decentralized recruitment teams worked actively to enhance the image of the Group as an attractive place to work.

Société Générale was elected the best place to work in France in 2003, ahead of its banking rivals (according to the TNS Sofres survey), and is generally seen as a robust, competitive and dynamic company by future graduates of French engineering and business schools. This image, combined with the Group's excellent results, are major advantages for recruitment.

In France, the Group's recruitment policy is based on the following strategies:

- pre-recruitment through apprenticeships and targeted commercial training (BTS, DUT, masters/IUP or DESS in banking and finance, business schools, etc.) and an increased number of internships and international company volunteer programs (VIE);
- establishment of long-term partnerships with French schools, even in an unfavorable economic context.

Outside France, the Group is following a similar strategy, and has set up partnerships with a number of schools such as the University of Belgrano in Argentina, the Franco-Romanian Management Institute and the Singapore Institute of Marketing and Management.

Adapting to changes in our business

Against a backdrop of increasing competition and a changing market environment, the Group had to rightsize its resources in a number of activities, notably in Retail Banking outside France and Corporate and Investment Banking.

A total of 2,173 jobs were cut worldwide, including 1,589 economic redundancies outside France (1,237 in Retail Banking, notably in Eastern Europe and Africa, and just over 300 in Corporate and Investment Banking).

Participation in business forums

In 2003, Société Générale was the only bank to take part in two corporate forums for the redeployment of employees from the airline industry, where it met receptionists and call-centre staff. In total, it made 44 contacts and then interviewed 26 candidates, finally selecting a total of 10.

By November 2003, 6 staff, aged between 20 and 35, had been recruited, 5 as receptionists and 1 as a customer adviser.

Recruiting young talent: key figures

- *128 advertisements posted in France.*
- *450,000 visitors to the recruitment website.*
- *140,000 CVs submitted, including 42,000 via the website.*
- *7,300 internship offers (20% outside France).*
- *120 International company volunteer programs (VIE).*
- *596 apprenticeships (552 in the domestic network).*
- *Participation in 150 forums with targeted schools in France (Polytechnique, École centrale Paris, les Mines, HEC, ESSEC, ESCP, EM Lyon, ESC Rouen, Lille, Toulouse, AUDENCIA de Nantes, DESS Gestion de Patrimoine de Clermont-Ferrand, etc.), and abroad.*

(2) *Of which 74% were hired on apprenticeship contracts.*

Komercni Banka

Since it was acquired by the Group in 2001, Komercni Banka has been adapting its organizational structure in order to enhance its commercial growth and profitability.

In 2003, it recruited over 550 staff and 35 interns, and was voted one of the country's best banking employers by students.

At the same time, due to changes in certain activities, notably the support functions (centralization of the network back offices in Prague and the provinces, development of automated means of payment or distribution, etc.), there were 870 economic redundancies. These cuts were carried out in accordance with social law and local practices, following adequate consultation procedures and a number of accompanying measures (compensation, internal transfer, etc.).

Training in the retail banking network outside France

In 2003, more than one million hours of training were provided in Retail Banking outside France, equivalent to some 35 hours per employee and 2.4% of working time.

In addition to professional diplomas and cross-disciplinary training (languages, IT training), the main areas covered were new information systems, risks and sales skills.

At the same time, the Group continued its active integration policy.

Getting the best from our staff: career management

Société Générale's human resources policy is designed to allow staff to develop their skills in order to meet their own personal objectives and the needs of the Group's activities. The Group adopts a personalized approach to career management, offering help and guidance at local level.

The Corporate and Investment Banking division, for example, provides its young, highly specialized staff with good career development opportunities in order to bolster their loyalty.

Similarly, the Group aims to offer attractive career paths to all its specialized legal, fiscal, financial, risk, IT and human resources staff, with personal progress assessments and pay reviews.

Accompanying our staff throughout their careers

Although the actual career management process varies across the Group due to the diversity of staff, businesses and locations, it is always based on the following fundamental principles:

- Permanent dialogue between the manager and employee (regular personal evaluation to assess results, identify areas for improvement and define the employee's career prospects and ways they can develop).

In 2003, the Group implemented a program entitled "Performance and personal development", for 1,200 top executives. The program emphasized the importance of the manager's role in nurturing staff commitment and implementing personal development initiatives.

- Regular assessment of staff career prospects. In the case of executive staff, the Group organizes regular Career Committees with the participation of managerial staff and human resources representatives, to define forward-looking policies, and place rising talents in key positions to ensure resources are renewed. Similarly, the Group has a "Future Senior Managers" program to monitor the progress and career development of managerial staff in positions of responsibility. In 2003, 70 people (of which 30% were women) benefited from this program.

Making the most of our human capital

Société Générale relies on the competence and experience of its staff around the world. The Group actively encourages the exchange of skills at local and international level through integration seminars, training or geographical transfers, to allow staff to develop their abilities or extend their professional experience.

The number of expatriates remained stable in 2003 at 680, and the number of impatriates and international executives rose to 130, allowing the Group to benefit from broader cultural profiles and skills. The distribution of these international staff across the businesses and major geographical regions varies according to the technical specificity of the activity in question.


52%
43.5%
4.5%
7%
93%
90%
3%
7%
87%
7.5%
5.5%
Europe
52.1%
Africa/Middle East
15.7%
Asia/Australia
15.8%
Americas
16.4%

DISTRIBUTION OF EXPATS AND INTERNATIONAL EXECUTIVES BY GEOGRAPHICAL ZONE AND BY DIVISION

Corporate and Investment Banking *Retail Banking* *Corporate Departments*

One of the Group's main strategies for developing skills and making the most of individual talents is to promote functional and geographical mobility. In addition, it encourages staff promotion as a means of building internal cohesion and loyalty. In line with these strategies, 5,000 staff in France changed position in 2003, while 4,072 were promoted, representing some 11% of the total workforce.

The Group needs to ensure that knowledge is passed on to new recruits, particularly in France where new regulations regarding retirement and the age distribution of staff in certain activities make it vital that senior staff are managed efficiently.

Developing individual skills

In 2003, over 60,000 employees (55% female staff and 45% male) followed at least one training course, representing a total of 2.2 million hours. In France, Société Générale spends more than EUR 50 million per year on training.

As a result of its sustained policy of international growth, the Group has had to reinforce and extend its integration procedures in all countries where it operates.

Major training programs have been developed in the recently acquired entities, notably the Retail Banking operations in Eastern Europe.

In addition, the Group has increased the provision of training in new businesses, introducing a specific program for the multichannel banking platform, and providing regular training in new techniques and technologies.

Furthermore, 575 Société Générale staff successfully completed banking qualifications (Professional banking diploma, BTS in banking or Technical banking institute qualifications).

Promoting the development of managerial staff

The number and type of training courses available to managerial staff has been significantly increased. In Corporate and Investment Banking, different levels of training are provided, depending on the level of responsibility, and in Retail Banking specific programs have been added relating to changes in domestic network activities and the management of major banking projects. The Group's main managers meet each year to discuss overall strategic directions and developments, in order to promote cohesion between management teams. In 2003, these meetings focused in particular on innovation, cooperation and management techniques.

Integration of handicapped workers

The Group is committed to providing job opportunities for the handicapped, and currently employs some 1,550 disabled staff worldwide.

In France, Société Générale works actively with an enterprise agency to retain and recruit disabled staff, and in 2003 its domestic workforce comprised 900 employees registered with Cotorep[3] or receiving disability benefit. To assist its disabled employees, the Group can adapt working hours and work stations, and also offers subsidized transport. In some cases it even takes steps to reduce transport times. Furthermore, the Group continues to encourage the use of Centres d'Ateliers Protégés (centers offering tailored solutions to enable handicapped people to work) for activities such as mailing, the production of welcome packs, etc.

(3) *Commissions Techniques d'Orientation et de Reclassement Professionnel (technical commissions for career orientation).*

Adequate levels of remuneration

The Group is committed to developing an attractive system of remuneration for all its staff, that takes into account the specificities of their particular role and the increasing globalization of business activities in a highly competitive environment.

Although the Group cannot implement a standard remuneration policy, it monitors the overall coherence of practices and defines pay levels on the basis of local, national and international market practices. Levels of remuneration for individual and collective performances are reviewed on a regular basis in relation to the benchmark for the market.

Individual remuneration comprises a fixed salary, which is defined according to the employee's level of responsibility, and a variable portion which is dependent on the employee's performance over the financial period.

Staff are also entitled to variable remuneration in the form of profit-sharing schemes which are tied to the overall level of Group results.

Under the Société Générale scheme, the total profits to be shared are calculated as a percentage of the gross operating income for the period, weighted according to the change in activity indexes. The staff then receive a share of this profit, which is proportional to their basic salary.

Société Générale's domestic staff can invest their share of the profits in marketable securities under the Company Savings Plan, which offers excellent financial terms and tax benefits. They can choose from 4 mutual funds, one of which is invested in Société Générale shares. The company makes an additional contribution to the fund on behalf of staff choosing to invest.

In 2003, a total of EUR 60.4 million in profits was distributed to staff, and EUR 243.7 million were invested in the Company Savings Plan, EUR 131 million by staff and EUR 66.1 million by Société Générale as an additional contribution.

Global Employee Share Ownership Plan

In 2003, the capital increase previously reserved for current and former employees of Société Générale and Crédit du Nord was opened up to an additional 12,000 employees at 12 French subsidiaries and 47 international entities in 21 countries.

The operation is designed to encourage cohesion by giving staff a stake in the company's performance, and thus promote one of its core values, team spirit.

The initial campaign was extremely successful, attracting 67% of the 66,000 eligible staff, 71% of whom were French employees and former employees, thanks to the support of the management teams and 150 "ambassadors" and coordinators at the participating entities in France and abroad.

Subscriptions in 2003 totaled EUR 292.1 million (compared with EUR 258.8 million in 2002), EUR 64 million through the employee profit-sharing scheme(4), EUR 154.3 million in voluntary subscriptions and EUR 73.8 million in additional contributions by the Group.

Following this capital increase, 9% of the Group's capital is held by 51,000 existing and former staff, underlining their confidence in Société Générale's potential for development.

Given these encouraging results, Société Générale intends to extend the scope of the plan in 2004 to 32,000 additional staff in some forty countries.

Ensuring adequate social protection

Société Générale is open to comments from its staff on their own concerns and the Group's strategy. Each year, it conducts an internal image survey which enables it to adapt its policy and communication strategy accordingly. In 1997, the Group set up a European Works Council, with representatives from 8 countries, to provide a platform for dialogue on economic, financial or social issues which are considered to be of strategic and transnational importance.

Favorable working conditions

Where possible, Société Générale aims to adapt its working hours to the aspirations of its employees, while ensuring that its own operational requirements are met. Under the 35-hour working week agreement signed in October 2000, staff in France are entitled to additional days off and a "savings account" to accumulate unused days off. At the same time, the proportion of staff opting to work part-time remained stable in 2003 at 9%.

Outside France, agreements are frequently signed on working hours which go beyond the requirements of local regulations.

(4) Société Générale Parent Company, Crédit du Nord and other French subsidiaries.

High level of employee protection

The Group has increased training in personal safety in the workplace in order to reduce risks.

In France, all new recruits are trained in basic safety and provided with safety guidelines. Outside France, safety in the workplace is also a priority, and in 2003 a number of Group entities organized specific training modules.

Société Générale also maintains a preventive health policy which goes beyond local regulatory requirements, organizing regular medical check-ups for its employees, both in France and abroad. Staff in France are automatically entitled to complementary health insurance and insurance for invalidity or death, and these schemes are increasingly being offered at the Group's foreign entities, which goes beyond its legal obligations or standard practices. The total number of accidents in the workplace was less than 500 for the entire Group in 2003. Similarly, the Group is extremely reactive in the event of specific health risks and actively campaigns to inform its staff. For example, when the SARS outbreak was detected by the international health authorities, the Group launched an information campaign targeting all its staff. In Asia, specific emergency measures were taken to protect employees and ensure the continuity of the bank's activities.

Abroad, Société Générale is involved in prevention campaigns in a number of countries. In 2002, it began working with the Government of Cameroon to promote AIDS awareness[(5)], and in Madagascar and Cote d'Ivoire, it participates in government campaigns to prevent the spread of infectious diseases.

Sustained social dialogue

In France, the Group maintains a firm policy of negotiation and dialogue with trade union organizations and elected staff representatives, both at national level and in day-to-day operations via local representative bodies.

This dialogue led to the signature of 55 company agreements in France in 2003, 15 of which related to Société Générale Parent Company. In addition to a wage agreement and texts relating to the functioning of representative bodies, three major documents were signed:

- the 4D agreement (relating to the deployment of the multi-channel banking platform) (see opposite);
- an NTIC agreement (new technologies in information and communication) designed to encourage staff representative bodies to voice their opinions, by setting up a trade union intranet site available to all Group employees;
- an amendment to the agreement on the exercise of trade union legislation, to allow representatives to combine their professional activity with the exercise of their mandate.

Outside France, where the regulatory contexts differ, some thirty agreements were signed in 2003 (Czech Republic, Spain, Japan, Senegal, Ghana, Greece, the Lebanon, Germany, etc.) on a variety of issues such as retirement, family benefits, health care, salaries, trade union activities, training, working hours, etc.

4D Agreement

To accompany the overhaul of the domestic retail banking platform (4D program), Société Générale signed an agreement with staff representative bodies in March 2003, in which it provided firm guarantees on employment, organizational issues and the provision of training and assistance with job transfers.

Keeping our employees informed

At the end of 2003, two new information intranet sites were set up:

- ***Group Online** is designed to promote the image of the Group and staff cohesion, by providing information on strategy, the core businesses and results, along with the latest news and access to key reference documents;*
- ***RH Online** provides the 36,000 Société Générale France employees with comprehensive information on human resources: main policies, organization, current projects, training and social dialogue, along with career management, transfer opportunities, available training, benefits, etc. It also gives the real time price of the Société Générale share and the unit value of the Company Savings Plan. The Self-Service HR section allows staff to manage their holiday entitlement online, view job offers and invest in the Company Savings Plan. There is also a specific section for managers which provides information on the work experience of their staff to help them manage their teams more effectively.*

(5) *Société Générale has 10 operations in sub-Saharan Africa, and in 2003 became an active member of the association Sida Entreprises to implement concrete measures to fight the illness.*

Compliance and prevention of money laundering

Role of the Compliance Department

- *To define policies, principles and procedures for compliance and the prevention of money laundering and the financing of terrorism, in accordance with legal and regulatory requirements and the demands of the regulators, and to ensure they are applied effectively.*
- *To ensure professional market rules are respected and monitor any conflicts of interest, using a centralized database (Cosmos) that contains all information relating to transactions undertaken by the divisions and subsidiaries.*
- *To put forward proposals to the Compliance Committee on personal compliance rules that should be followed by all Group staff, and to establish a strict boundary between professional activities and personal interests.*
- *To inform, train and advise operational staff.*
- *To coordinate relations between the different Group entities and the French and international regulators.*




Working effectively to limit the ethical risks of financial activities

Practices that are deeply-rooted in our culture

Professional compliance has always been a core value of the Bank's business. It is not only the specific responsibility of the Group's compliance officers, it is the responsibility of all staff, and in particular of the sales staff and their managers. In the banking sector, compliance practices are based on three main principles:

- only working with customers or counterparties that are well known;
- the ability to justify an adopted stance under any circumstances;
- the ability to assess the economic legitimacy of any transaction undertaken on behalf of a customer.

Even before financial market regulations made a compliance function compulsory in 1997 in France, Société Générale had set up a Compliance Committee in 1990 which was headed by the Group's Corporate Secretary. The Group then set up a Compliance Department in 1997, and in 2002 extended this function to include a central anti-money laundering team. The compliance function now comprises 270 staff worldwide.

The Compliance Department also works with the Bank's other functions, notably the internal audit departments and *Inspection Générale*, and the Legal, Risk and Corporate Resources and Human Relations Divisions.

A wide variety of risks

Aside from the identifiable categories of risk to which the Group is exposed, such as legal, regulatory or disciplinary risks which may arise from a failure to respect the legal and regulatory stipulations and codes of good conduct which govern the profession, and commercial risks (management of conflicts of interest, quality of information, suitability of products and services to customer needs), the most serious threat that a bank faces is the potential damage to its image caused by a compliance issue.

Until fairly recently, a bank's image was linked primarily to the sense of security and trust it inspired in its customers. Today, however, due to changes in the expectations of society and the emergence of new threats associated with money laundering and terrorism, a bank's image is dependent on a much wider variety of factors and is therefore exposed to a larger number of risks. In addition to the potentially detrimental impact of associating with dubious counterparties, a bank's image can also be damaged if it is found to finance companies or projects that pose a threat to the environment, or if it operates in countries which are considered to have lax regulations (see page 77).



Highlights of 2003: a reinforced risk management system

As a result of these increased risks, Société Générale has taken major steps to reinforce its compliance procedures:

- SEE[1] risks are gradually being integrated into the assessment criteria applied by the New Product Committee[2];
- a "Screening Committee" has been set up in the Corporate and Investment Banking Division to assess all planned transactions likely to pose a threat to the image or reputation of the Bank;
- a new training module has been developed (online training) to allow trading room staff (some 300 people in Paris) to expand and test their knowledge of stock market regulations;
- a "Charter for the use of electronic means of communication" has been distributed;
- an updated Compliance manual has been drafted and distributed to all head office staff.

At the same time, Société Générale has significantly increased the resources dedicated to the prevention of money laundering and financing of terrorism:

- the number of staff in the central anti-money laundering team has been increased;
- a cross-disciplinary "Know Your Customer" team has been set up in the Corporate and Investment Banking Division to supervise the establishment of relationships with new clients;
- the Corporate and Investment Banking and Retail Banking Arms are continuing to develop risk detection tools suitable for the different types of transactions carried out: specialized application for check surveillance (Crible), filtering tools (Sam et Labo), etc.;
- dedicated information and training initiatives have been implemented. From November to June 2003, for example, 20,000 staff from the Société Générale network attended a specialized training course.

Our targets for 2004

- *To gradually extend the online training module to other staff members.*
- *To develop a specialized KYC tool called "Profil", which centralizes all available data on our clients and their transactions[3].*
- *To merge all the various compliance manuals and charters into a single Charter.*

Tax havens and non-cooperative countries

Société Générale has defined strict rules to avoid dealing with illegitimate operations in countries considered to be tax havens by the OECD or included in the FATF (Financial Action Task Force) black-list.

However, the Group does not completely rule out working in these countries provided they already have an effective banking and financial activity that meets the economic needs of a local customer base, as in the case of Monaco or Egypt.

Where necessary, the Group respects the specific provisions of the French tax code regarding countries offering significant tax benefits[4], and systematically submits a tax return in France for revenues generated by entities located in these countries if they fall under the scope of article 209 B of the tax code.

With respect to the prevention of money laundering, Société Générale complies with all operating principles applicable to credit institutions in France, and is regularly inspected by the Banking Commission, but also applies these standards to all its global operations, even where not required to do so by local regulations.

(1) *Social – Environmental - Ethical.*
(2) *See page 67.*
(3) *This tool is designed to identify abnormal transaction types, situations, or behavior liable to give rise to an investigation.*
(4) *The scope of this definition is much broader than the tax havens defined by the OECD.*

Customer and supplier relations

Developing relationships based on trust and transparency



10-year anniversary of our commitment to quality...

The Group set up its Quality department in 1993 to encourage the systematic application of the ongoing quality improvement process. In 2003, at the annual Quality Forum, attended by over 500 managers and "Quality representatives", we looked back over our "10 year commitment to Quality" and established the future targets for our customer-focused approach. Awards were also presented for the best and most promising quality initiatives and practices.

Over the past three years, the scope of the Quality Forum has also been expanded to cover the issue of sustainable development.

Maintaining our position as our customers' partner of choice

Our customer policy is the product of a long-standing culture of customer satisfaction and loyalty, and has been built around the creation of relationships of trust and confidence. We encourage our operational staff to look beyond short-term objectives and focus on establishing long-term relationships with their customers.

Société Générale has adapted its organization to create a more customer-focused structure, with the deployment of the 4D Program (Tomorrow's Retail Banking Distribution System), the creation of CORI (Corporate and Institutions) and a sales department dedicated to major accounts. It has also set up multimedia Customer Relations Centers (mCRC), to identify customer profiles more precisely and develop a product-and service offer which is better suited to their needs.

Permanent dialogue throughout the customer relationship

Société Générale has developed tools and systems in all market segments to allow its customers to voice their opinions. In the domestic retail banking networks, nearly 100,000 individual customers were contacted by telephone in 2003 in order to evaluate levels of satisfaction. 71% of Société Générale customers and 73% of Crédit du Nord customers said they were satisfied with the level of service, compared with an average of 70% for the banking sector as a whole[1].

In the event of a disagreement, customers can contact Mrs Christiane Scrivener, who has been the Bank's independent ombudsman since 1996. In accordance with the Murcef law, details on how to use the ombuds process have been included on each customer account statement since December 2002.

The rise in the number of cases handled by our ombudsman is primarily due to this increased communication and also to the extension of its scope of application.

	2001	2002	2003
Total number of cases submitted to the ombudsman	99	106	223
Number of cases, of which:			
– Investments	39%	37%	57%
– Means of payment	17%	17%	10%
– Functioning of accounts	23%	23%	20%
– Loans	21%	23%	12%

(1) Source: SG competition survey of individual customers.

Transparent and open relationships

Transparency is based first and foremost on the provision of clear, honest and comprehensive information. In its communication with its customers, notably its advertising, Société Générale aims to highlight both the risks inherent in its products and services and the potential benefits.

Access to information has been improved with the increasing deployment of the multi-channel banking platform (165 Internet sites were available at December 31, 2003).

At the same time, the Group publishes a large number of printed documents to inform its customers, and in 2003 produced 800,000 copies of its product catalogue for individual customers in the domestic retail banking network.

Since 1985, lists of fees and charges have been available at all branches and, more recently, on the website www.particuliers.societegenerale.fr. In accordance with the Murcef law, customers are now informed of any changes in fees and charges at least three months in advance, and have two months in which to submit their comments during which time they can close or transfer their account free of charge.

Since the end of the 1980's, and well before the introduction of the Murcef law, Société Générale has systematically drawn up written contracts for all customer deposit accounts, which must be signed by the accountholder(s)[2]. These contracts are compliant with the Charter signed at the beginning of 2003 by the banking profession and the Minister of Finance (see pages 33 and 35). At the beginning of 2003, all existing customers received a letter from the Head of Sales and Distribution[3] informing them that they were entitled to request a free copy of the contract.

Increased control of our Quality approach

In order to meet customers' security needs, Société Générale has continued its efforts to optimize the quality of its services.

Its work was rewarded with the renewal of ISO 9001 certification and the confirmation, and in some cases upgrading, of its ratings for securities activities by financial agencies. Furthermore, SGBT Luxembourg private banking was certified compliant with AIMR-RPS and GIPS standards in 2003[4].

FITCH RATINGS	2003	2002
SG AM (all activities)	aa+	aa+
Securities depository control	aa+	aa
Securities custodian services	aa	aa

MOODY'S	2003	2002
Investors' agency in the Institutional Securities Department	Aa2 (MQ)[5]	MQ1[6]

In order to improve the management of the Quality procedure, new projects are underway or scheduled to be launched in 2004. The Bank aims to build up customer satisfaction by providing the best service in terms of quality, cost and rapidity.

Meeting the needs of our customers, regardless of their situation

Société Générale's customer base covers all segments of the French population (see opposite). The Bank is fully aware of its responsibilities as a provider of banking services, and aims to treat all its customers equally, taking into account their specific financial situation, and going beyond legal stipulations regarding the provision of basic banking services for all[7].

Increasing focus on sustainable development products

Société Générale offers a range of ethical products and currently manages total assets of some EUR 1 billion in ethical or private funds.

It also offers two sustainable development funds, SGAM Développement Durable[8] and Étoile Développement Durable (distributed by the Crédit du Nord Group), with some EUR 45 million of assets under management.

SGAM's SRI management approach was awarded an AA+ rating, one of the highest in the sector[9].

Arcancia Label, a range of employee savings funds, was recognized by the CIES in 2002[10].

In addition, Société Générale offers a profit-sharing fund, Conciliance, where customers can donate all or part of the earnings from their investment to a selection of 20 charities (EUR 6.3 million of assets under management at December 31, 2003).


%
40
35
30
25
20
15
10
5
0
< EUR 915
EUR 915-1,525
EUR 1,525-2,287
> EUR 2,287

BREAKDOWN OF THE POPULATION BY MONTHLY INCOME
(in euros)

■ Société Générale customers ■ French Population

Source: OPERBAC 2002.

(2) 460,000 contracts were signed in 2003.
(3) Some 4.5 million letters were sent out.
(4) SG AM has been certified compliant with AIMR-PPS (Association of Investment Management and Research-Performance Presentation Standard) and GIPS (Global Investment Performance Standards) since 1999.
(5) 3rd rank on a scale of 16.
(6) Highest rating on a scale of 5.
(7) Law dated July 29, 1998, decree No. 45.2001 dated January 18, 2001.
(8) Formerly SGAM Europe Éthique.
(9) Quarterly assessment of socially responsible investment funds carried out by Amadéis & Novethic.
(10) Inter-union committee on employee savings.

Société Générale Group purchasing

- *54,000 suppliers*
- *EUR 3 billion of purchases*

Our targets for 2004

- *Extend our range of sustainable development products.*
- *Develop partnerships in the microfinance market, particularly in sub-Saharan Africa.*
- *Initiate further quality enhancement projects.*
- *Carry out an internal audit of the Group's compliance with social and environmental standards in its purchasing.*
- *Encourage the widespread recycling of electronic goods at the end of their useful life.*

As part of its commitment to meeting the needs of a diverse population, Société Générale has also implemented the following initiatives:

- for several years now, Société Générale has been providing account statements in Braille for the blind or partially-sighted;
- new or renovated branches are designed to provide easy access for disabled or less mobile customers.

In 2003, the Head of Retail Banking outside France launched a new microfinance project, focusing primarily on Africa, where a large proportion of the population does not have access to banking services and uses microfinance institutions for savings and loans services. Several of Société Générale's entities have already forged close ties with local microfinance institutions and granted loans (Benin, Morocco, Lebanon, Cameroon).

In addition, in 2003, Société Générale opened a specific branch for Moroccan nationals resident in France in order to help meet the needs of the country's foreign communities. This branch opening follows on from the 2002 creation of a branch for Senegalese customers.

Using our purchasing policy to encourage suppliers to adopt responsible practices

In 2003, the Purchasing Department continued its efforts to alert staff and suppliers to the issues of social responsibility, and encourage the adoption of responsible practices.

Training purchasers in social and environmental responsibility

The awareness drive was targeted at various levels of the purchasing organization (head office purchasers, country purchasers, delegated purchasers).

A number of purchasing managers received training on ecological design, focusing in particular on purchases which have a significant impact on greenhouse gas emissions (see below).

Encouraging our suppliers to adopt our practices

The Bank has taken every opportunity to stress social and environmental issues in its calls for tender, at its meetings with suppliers and when modifying supply contracts.
It placed particular emphasis on this area when it signed the Global Compact.

Taking concrete steps in specific purchasing categories

In practice, the main concrete steps taken in 2003 were as follows:

- encouragement of the use of recycled paper;
- systematic selection of diesel engines for service vehicles in the Retail Banking Division in order to use fuels which give off less carbon dioxide;
- reuse of printer cartridges;
- reuse and recycling of equipment and furnishings;
- reinforcement of clauses in contracts with suppliers of labor (cleaning staff and receptionists) to ensure they comply with regulations on social protection and safety.

Investor relations

Committed to maintaining long-term relationships with our shareholders

A dedicated team

Investor relations are managed by a team of 8 people, 5 of whom are dedicated to institutional investors and 3 to individual investors. This team is responsible for distributing detailed financial information and promoting a policy based on active dialogue and proximity.

Long-standing guiding principles

For over 15 years, Société Générale's policy towards financial information has been based on 4 guiding principles:

- equal access to information for all shareholders, and immediate availability;
- involvement of investors in the Group's development;
- compliance with recommended deadlines for the publication of company accounts;
- transparent information.

Any financial information liable to influence the Group's share price is published in a press release, which is widely distributed in French and English, and is immediately available online at www.ir.socgen.com. The Group's financial results are published within 24 hours of their approval by the Board of Directors. Following the publication of a press release, financial analysts, institutional investors and financial journalists are invited to a presentation followed by a Q&A session. To facilitate participation in these conferences, they are accessible by telephone and over the internet, both live and as a recording. Presentations are then made over subsequent weeks to institutional investors in the leading financial centers in France, Europe and North America, in the form of conferences or one-on-one meetings. These presentations are also adapted for meetings organized with individual shareholders in France.

The Group also organizes specific presentations of its medium-term financial and strategic plans, to encourage in-depth dialogue between the management and investors.

The annual results are published before the end of February each year, the half-yearly results in late July or early August and the quarterly results within 45 days of the closing of the quarterly accounts. These results are presented for each core business (Retail Banking and Financial Services, Global Investment Management and Corporate and Investment Banking), then broken down by business line.

The Shareholders' Consultative Committee

This Committee was set up in 1988 and currently has 14 members, including two representatives of shareholder associations[2], who have a permanent mandate, and 12 individual shareholders with three-year mandates.

It meets with the Group General Management to voice the concerns of individual shareholders, and has a twofold mission:

- *to express an opinion on Société Générale's communication with its shareholders;*
- *to suggest improvements and new ideas in this respect.*

The Shareholders' Consultative Committee met twice in 2003.

The first meeting was dedicated to preparing the Annual General Meeting (examination of the presentations and resolutions, etc.) and to a debate on Société Générale's sustainable development initiatives. The second was on the issue of corporate governance. The Committee suggested that Société Générale develop an external communication policy which places greater emphasis on its achievements in this field. These proposals are currently being studied.

* *The ANAF (National Association of French Shareholders) and Club Assact SG.*

A comprehensive system of dialogue

For several years now, Société Générale has maintained regular and direct contact with its individual shareholders and institutional investors. In 2003, 750 participants attended the Annual General Meeting.

Individual shareholders

Direct contact

Meetings: 4 main meetings in Paris and the Provinces, attended by several thousand shareholders.

2 Salons: Investment and savings forum and Actionaria (thousands of contacts).

Shareholders' Consultative Committee: 2 meetings per year.

Shareholders' Club activities: nearly 30,000 shareholders (holding at least 200 shares each). Organization of visits of Tour Société Générale, concerts, trips, etc.

Written communication

Letter to shareholders: 4 issues per year, following the quarterly results. Over 60,000 subscribers.

Shareholders' Club Newsletters: issued quarterly to some 30,000 members of the Shareholders' Club.

Telephone contact

Toll-free number (France only): 0 800 850 820

Free telephone service providing information on the share price, and recorded news (updated each week). Shareholders can also talk directly to the individual investor relations team. 75,000 calls, and nearly 2,000 direct consultations per year.

E-mail

actionnaires.individuels@socgen.com

Internet

Website: www.ir.socgen.com

Contents: annual reports (since 1997), quarterly results (since 1999), the financial communication calendar, contacts, Société Générale share price, press releases.

Several thousand visits per year.

Institutional investors

Direct contact

Roadshows: several hundred meetings per year with analysts and investors.

Conferences: 5 conferences in 2003 on specific themes (New York, Rome, Paris, Madrid and London).

Meetings at Tour Société Générale: groups of investors are invited to meet the Group General Management.

Written communication

Press releases.

Results presentations are posted online four times a year, along with all public presentations.

Telephone contact

+ 33 (0)1 42 14 47 72

E-mail

investor.relations@socgen.com



The Shareholders' Consultative Committee

From left to right: Marcel Tixier (President of ANAF), Patrice Leclerc (President of Club Assact SG), Patrick Bindschedler, Noël Flageul, Martine Adam-Roussel, Daniel Bouton, Florence Klein-Bourdon, Jean-Baptiste Téfra, Guillaume Raffy, Jean-Paul Chaudron, Christophe Bréard, Éric Pérouse.
Not pictured:
Marie-France Nordlinger, Brigitte Reech, Dominique Sénéchal.

Participation in the Annual General Meeting

The Annual General Meeting (AGM) is an opportunity for shareholders to gain direct information on the Company, take part in debates and vote on the resolutions submitted for their approval.

How are shareholders informed about the AGM?

One month before the AGM, a notice of meeting is published in the French Bulletin of Mandatory Legal Notices (BALO), containing the agenda and the resolutions to be submitted for approval. Two weeks before the AGM, a notice of meeting gives the time, date and place of the AGM. Information is also published in the press, and is available online at www.socgen.com, and via a toll-free number (0 800 850 820).

Holders of registered shares receive a notice of meeting two weeks before the AGM, including all necessary information and the voting form.

Who can take part in the AGM?

All shareholders whose shares are registered in an account two days before the AGM may attend the meeting. Shareholders who receive a notice of meeting and who wish to attend must request an admission card by checking the relevant box and returning the form.

Holders of bearer shares must contact their authorized financial intermediary to request a notice of meeting and an admission card or proof that their shares are not available for sale. This certificate is transmitted to Société Générale automatically when holders of bearer shares return the duly completed and signed voting form to their intermediary. If a shareholder does not receive an admission card prior to the meeting, he or she may still attend, on presentation of proof that their shares are not available for sale.

How does the vote take place?

For shareholders present at the AGM, votes are cast during the meeting using an electronic voting box, which is distributed to attendees once they sign the attendance register.

Shareholders who wish to vote without attending the meeting in person can either submit a postal vote, appoint their spouse or another shareholder to act as proxy, or delegate their vote to the chairman, by returning the voting form included in the notice of meeting.

Internet

The AGM is webcast live and is available as a recording online at www.socgen.com

Shareholders' diary

April 29, 2004
Annual General Meeting of Shareholders

May 13, 2004
Group results for the first quarter 2004

May 18, 2004
Dividend payment date

July 30, 2004
Group results for the second quarter 2004

November 9, 2004
Group results for the third quarter 2004

Investor relations

Individual shareholders
Toll-free number (France only):
0 800 850 820
Fax:
+ 33 (0)1 41 45 92 27
E-mail:
actionnaires.individuels@socgen.com

Institutional investors
Telephone:
+ 33 (0)1 42 14 47 72
Fax:
+ 33 (0)1 42 13 00 22
E-mail:
investor.relations@socgen.com

Environment

Encouraging environmentally-friendly behavior on the part of our clients and staff

Assessment of financing applications by environmental consulting engineers

The Risk Division comprises a team of top-level consulting engineers who are highly experienced in their particular field. They examine all loan applications in order to assess technical and industrial criteria.

The consulting engineers pay particular attention to environmental issues in their assessment, conducting site visits, using specially designed internal tools (e.g. an environmental questionnaire) and drawing on their own personal knowledge of the major considerations for the sector in question i.e. based on ICPEs (installations classified for the protection of the environment) and the Seveso Directive, etc. They then submit their findings to operational staff. If they have any doubts over a file, they may recommend intervention by an external expert.
In cases where the environmental risks were found to be inadequately controlled, the engineers were partially or fully opposed to the projects.

A financing process that integrates environmental, human rights and social criteria

In 2003, Société Générale continued to roll out its environmental initiative, with the aim of integrating environmental protection, and social and human rights into its financing and joint-financing activities.

Over the course of the year, it set up a cross-disciplinary sustainable development team in the Corporate and Investment Banking Division. Its goal is to adapt the principles and criteria defined in 2001 by the Risk Division for the entire Group – notably those put forward by the World Bank, the OECD, Coface, etc. – to the specific activities of each business line. In practice, in 2004, this adaptation process should reinforce our existing procedures in project and asset finance, and the monitoring of commitments considered to be high-risk[1]. In the long term, Société Générale hopes to achieve a satisfactory balance between the concerns of the NGOs with which we hope to establish an effective dialogue, and our own objective of meeting the demands of our customers with respect to our business conduct.

In Retail Banking, the Risk Division has drafted a series of practical guides to assist operational staff in evaluating the environmental risks inherent to certain sectors of activity (saw mills, printing and textiles, transport of chemicals, etc.).

Environmentally friendly financing

Société Générale is active in the field of environmentally-friendly financing[2].

- At end-2003, Sofergies financing (leasing companies specialized in environmental projects) accounted for EUR 449 million of our outstanding loans.
- Société Générale is the leading French financer (in terms of number of projects) of wind energy projects. For example, Crédit du Nord financed the largest wind farm in France, located in Bouin in the Vendée region, in the amount of EUR 11 million. Société Générale was also selected as joint-arranger for a project to construct 25 37.5 MW wind turbines in Nord-Pas-de-Calais[3].
- Certain foreign branches of the Retail Banking network have developed "green loans". For example, NSGB (Egypt) and the United States Aid Agency (USAID) set up a USD 10 million reserve to finance

(1) Nuclear power plants, dams, forests, etc.
(2) It is difficult to give an exact figure for the number of environmentally-friendly commitments as a large proportion are not specific projects but rather part of an overall operation financed by the Bank.
(3) These will generate 100,000 MWh of electricity per year without emitting greenhouse gases, equivalent to the average annual electricity consumption of 95,000 people.

projects which will have a positive effect on the environment. Loans will be granted to private Egyptian companies with projects relating to the use of natural gas, the management of energy consumption or eco-tourism.

Steps to reduce our direct ecological impact

Improvement of the Environmental Management System (EMS)

In 2003, Société Générale set up a Group Property Committee to manage all its premises, which represent some 1.8 million square meters located throughout the world. The Committee centralizes all worldwide initiatives relating to property and premises and works to optimize the use of office space and the associated consumption of energy, water, etc.

Extension of environmental reporting

In 2003, we extended the scope of our fluid consumption monitoring. It is now applied to nearly all sites in France and to several major foreign sites (Czech Republic, Romania, US and UK), representing some 62% of Group staff(4).

CONSUMPTION (5)	2002	2003
Electricity in MWh	207,200	282,651
Gas in MWh	32,360	89,240
Fuel + steam in MWh	24,639	30,545
Energy/person in MWh	6.5	7.2
Water in m^3	488,608	547,710
Water/person in m^3	18.4	18.6
Waste in tons	10,499	9,128
Waste/person in kg	259	219

A long-standing tradition of efficient resource management

For ten years now, we have implemented the following practices:

- all central offices in France have automatic thermal regulation systems(6);
- since 1995, the Group has had systems to reuse the heat generated in computer rooms, meeting 90% of heating requirements and saving 5.5 GWh per year;
- since 1994, the Group has had a structured waste management system(7), managed by a dedicated department.

Innovations in 2003

- Société Générale signed a "green offer" contract with EDF to ensure that at least 15% of its electricity requirements are from renewable sources. As of December 1, 2003, this contract has been applied to all legally eligible buildings(8). Approximately 9 GWh of our total annual consumption of 60 GWh will now come from renewable sources (wind, solar, geothermal, wave and biomass energy, etc.).
- The Group was granted permission to build its third tower at la Défense in December 2003. This building will be constructed in line with High Environmental Quality standards. The project was recognized as "an HQE and tertiary building initiative" by the CSTB and ADEME(9).
- A list of recommendations to optimize the use of climate management installations in the French Network branches was distributed in 2003.
- The policy for reducing use of paper was reasserted by the Group General Management at the 2003 Quality Forum (see page 78). It has already been implemented by the Retail Banking Division and recycled paper is now used internally across the entire Group.

Intensive recycling of computer equipment at ECS

ECS is ahead of the 2004 European Directive on the treatment of WEEE(10), processing 350 tons of computer equipment a year at its Technical Remarketing Center (CTR) and through its spare parts distribution subsidiary, Arilis.

The CTR recovers and recycles computer equipment at the end of its lifecycle (audit, test, reconditioning and reconfiguration).

The CTR features:

- *50 experienced staff guaranteeing a 24-hour service,*
- *3 test laboratories that handle 261,000 equipment transfers, recycle some 13,000 articles and send out 22,000 spare parts.*

ECS can also take charge of its customers' obsolete equipment.

Our targets for 2004

- *Continue the integration of SEE(11) criteria into our financing activities.*
- *Continue expanding the scope of our reporting system.*
- *Quantify carbon dioxide emissions at our head office.*
- *Define Group standards for the management of our premises.*

(4) Except for water and waste, for which no figures are available.
(5) Figures are not comparable from one year to the next, as the scope of the inventory has been extended. See also the NRE (New Economic Regulations) appendix in the Financial Statements, page 244.
(6) Some 20% of total premises.
(7) 16 types of waste collection are carried out and all subcontracting contracts contain a clause specifying that waste must be recycled or valorized. All our waste treatment is subcontracted. No dangerous waste is produced.
(8) Tour Société Générale at la Défense.
(9) CSTB: Scientific and technical centre for building construction; ADEME: Environmental and energy management agency.
(10) WEEE: Waste Electrical and Electronic Equipment.
(11) Social/Environmental/Ethical.

Community

The Group's commitment to society

Talents et Partage: employee charity work

Talents et Partage is a charitable association which was set up in 1994 by members of Société Générale's staff, to assist current or retired employees with their charity work for underprivileged children, the elderly, social integration and the handicapped (some 150 projects have been carried out over 9 years). In 2003, Société Générale signed a new, reinforced partnership with the association, granting a further EUR 250,000 for 2004 and agreeing to pay for all management and staff expenses. Talents et Partage has an office at the Group's headquarters, and maintains an active internal communication program to increase staff involvement.

Contributing actively to local development

Société Générale works to promote economic development at local level in France, through a number of initiatives:

- financing of local governments, notably for local infrastructure projects (Toulouse metro, Sytral in Lyon, the Seine Arche urban regeneration project, etc.). The Group's medium and long-term financing commitments in France totaled EUR 6.4 billion at December 31, 2003;
- health sector financing: Société Générale has links with over 20% of public hospitals;
- financing of associations: Société Générale has a market share of over 10% in this sector;
- support and guidance for business start-ups, with a market share of some 10% in 2003;
- loans to apprentices to allow them to complete their training;
- support for fair trade projects: financing of campaigns, sale of fair trade coffee at the café at Tour Société Générale (where some 6,000 staff are employed), soon to be extended to the entire Group.

The Group's entities outside France also contribute to local development. In addition to supporting microfinance (page 80), Société Générale brings its retail banking expertise to local customers in areas outside the main cities (see pages 37 and 38). Furthermore, in less developed countries, the Group adapts its distribution methods to local specificities. In Senegal, for example, it is developing a network of automated banking outlets in areas which previously had no banking services.

Group charity work

Société Générale has set itself two main targets for its charity work:

- promote and facilitate the direct involvement of staff;
- encourage its network branches, divisions and subsidiaries to take local initiatives both in France and abroad.

The commitment of Société Générale's staff

In addition to the legal entitlement to leave (sabbatical, international solidarity leave), since 1999 the Group has offered its staff the option of taking time off work to take part in humanitarian projects or work with associations. Staff taking this option are guaranteed a job within Société Générale at the end of their break, with an equivalent level of pay[1].

The partnership with Talents et Partage is also part of this policy (see opposite).

(1) *Under this system of exceptional leave, staff can take up to 2 years off and are entitled to at least 4 months' pay.*


France 44.2%
Middle East and Africa 21.0%
Europe (excl. France) 18.4%
Americas 15.6%
Asia & Pacific region 0.8%
2003

BREAKDOWN OF CHARITABLE WORK BY GEOGRAPHICAL REGION


Health 35.2%
Disabled 18.5%
Children 13.0%
Education 10.3%
Social exclusion 9.3%
Humanitarian projects 6.2%
Citizenship 6.1%
Other 1.4%
2003

BREAKDOWN OF CHARITABLE WORK BY FIELD

Initiatives for 2003

Société Générale's financial contribution to **charity work** around the world rose from EUR 1.6 million in 2002 to EUR 2.2 million in 2003.

In France, in addition to cross-disciplinary initiatives involving all or part of our network (*Offrez-vous un sourire* with the Association des Paralysés de France, *Donnez-leur un peu de toi* with Habitat et Humanisme, *Journées du handicap mental* with the UNAPEI (national association of friends and parents of disabled children), collection of donations in the Paris region for the *Association des Paralysés de France*, the Catholic famine and development Committee and Emmaüs, etc.), the branches supported a wide variety of local projects[2].

Staff abroad have been similarly enthusiastic. At BSGA, our Argentinean subsidiary, they created a charity association called AY SOL, to support children effected by the current economic crisis in the country. The funds collected were donated to a number of NGO projects (shelters, canteens, medical equipment, etc.). Our subsidiary in Madagascar, supported the "White Orchids", a local branch of the UNAPEI, by financing the construction of two centers for handicapped children.

These companies and our subsidiary in the Côte d'Ivoire were singled out in our 2003 Quality Forum (see page 78).

Cultural sponsorship

Cultural sponsorship

For over 15 years, Société Générale has been promoting the development of classical music through its corporate association, Mécénat Musical Société Générale (MMSG)[3]. In 2003, MMSG organized 46 concerts[4], and purchased 2,500 tickets for Group staff to attend concerts given by its partners. The association has also given a number of chamber music[5], symphonic[6] and contemporary formations[7] the opportunity to perform in public.

Making modern and contemporary art more accessible to the general public

Société Générale has an extremely large art collection, which is primarily exhibited in the communal areas at the head office at la Défense[8], and also forms the basis for a series of monthly modern art conferences for Group staff. In 2003, 16 conferences were held[9]. The Group also sponsored some ten private visits of major exhibitions in conjunction with the art magazine, *Connaissance des Arts*.

The 2004 grand tour: "celebrating our sponsorship!"

For 17 years, the MMSG's guiding philosophy has been that "Music is a passion to be shared". This principle, "that one of the greatest pleasures of music is to share it with others" was particularly well-illustrated in 2003 when the association began to prepare its "2004 Grand Tour" to celebrate music through 30 concerts in Paris and 6 in provincial towns, from March to April 2004. Throughout the tour, the MMSG will continue to focus on its main priorities, helping rising young musicians, chamber music, creativity and the conservation and dissemination of our cultural heritage.



(2) E.g. a concert for autistic children in Loire-Atlantique, support for diabetic children in Nice, support by the Banque Rhône-Alpes (part of Crédit du Nord) for the association Le Petit Monde*; mother and baby hospital in Lyon, etc.*

(3) To celebrate 15 years of support for music, MMSG brought out a DVD at the end of 2003 with images, music and documentaries on the various aspects of its policy.

(4) 18 for staff, and 28 for customers.

(5) The Psophos and Debussy Quatuors, and the Centre for Baroque Music in Versailles, etc.

(6) Lamoureux Orchestra, French National Youth Orchestra, etc.

(7) At the Why Note festival.

(8) The art collection can also be viewed online in 3D at www.socgen.com

(9) On Sonia Delaunay, Vassily Kandinsky or contemporary artists such as Zao-Wu-Ki and Serge Mendjisky, etc.

Société Générale and UNICEF: a partnership spanning 30 years

Winter 1973 – Winter 2003. Société Générale celebrated the thirtieth year of its partnership with UNICEF by selling special edition Christmas cards. Over the last ten years, Société Générale network branches have collected the equivalent of EUR 3.8 million.

Our targets for 2004

- *To continue to support our existing partners.*
- *To donate the funds collected at the Jazz awards to charity[10].*

Promotion of sport as a means of social integration

Continuing our support for rugby begun in 1987

In 2003, Société Générale renewed its partnerships in the world of rugby and negotiated new contracts for 2003-2007 with the French Rugby Federation, National Rugby League and FIRA-the European Amateur Rugby Association. Through its partnerships, the Group supports a large number of local initiatives, both in France (where it is involved with 300 clubs), and abroad (Czech Republic, Romania, Argentina, etc.).

Expanding this support to other sports and audiences: partnership with the Handisport Federation

In 2001, the Bank decided to extend its sport sponsorship to golf[11]. It has also supported bridge for over 20 years, and in August 2003 sponsored the International Junior Bridge Championship in Paris.

At the start of 2003, the Group became official partner of the Handisport Federation, which promotes 42 disciplines and over 26,000 athletes. This 4-year partnership is designed to foster the integration of young disabled people through sport, and to sponsor events such as les Jeux de l'Avenir, which took place in Paris in May 2003 with the participation of 700 disabled athletes.



CONTRIBUTIONS TO CHARITY AND TO CULTURAL AND SPORTS SPONSORSHIP

Excluding operating expenses (in EUR m)	2002	2003
Charity	1.6	2.2
Culture/Teaching	2.0	2.3
Sports partnerships	4.5	6.0
Total	**8.1**	**10.5**

(10) Loyalty points product.
(11) Société Générale Awards for golf schools for young amateurs; sponsorship of three young professionals to help them launch their career on the European circuit.

Financial Information 2003

Société Générale Group main activities

Simplified organisational chart at December 31, 2003

	Retail Banking and Financial Services		Global Investment Management		Corporate and Investment Banking
	RETAIL BANKING	**FINANCIAL SERVICES**	**ASSET MANAGEMENT**	**PRIVATE BANKING**	
FRANCE	**Société Générale** **Crédit du Nord Group** 80% **Compagnie Générale d'Affacturage** 100% **Sogéfinancement** 100% **Groupama Banque** 40% **Sogelease France** 100% **Sofinabail** 100% **Parel** 100% **Sogébail** 47% **Banque de Polynésie** 80% **Société Calédonienne de Banque** 100% **Banque Française Commerciale "Océan Indien"** 50% **SG de Banque aux Antilles** 100%	**Franfinance Group** 100% **CGL/CGI Group** 100% **ECS Group** 100% **Sogécap** 100% **Temsys** 100% **Sogessur** 65%	**SG Asset Management Group** 100% **BAREP Asset Management** 100%	**Société Générale***	**Société Générale*** **FIMAT Group** 100% **BAREP** 100% **CALIF** 100% **SG Securities (Paris)** 100% **SG Capital Développement** 100% **Lyxor Asset Management** 100% **Généfimmo** 100% **Généfim** 100% **Sogéprom** 70% **Sophia** 25% **Coprim** 100% **SG Option Europe** 100% **Boursorama** 71%
EUROPE	**SKB Banka** - ***Slovenia*** 100% **BRD** - ***Romania*** 51% **SG Express Bank** - ***Bulgaria*** 98% **Komercni Banka Group** ***Czech Republic*** 60% **Banque SG Vostok** - ***Russia*** 100%	**ALD International GmbH** - ***Germany*** 100% **GEFA Group** ***Germany*** 100% **Fiditalia** - ***Italy*** 100%	**SGAM Group Ltd.** ***United Kingdom*** 100% **SG Russell Asset Management** ***Ireland*** 50%	**SGBT** ***Luxembourg*** 100% **SG Private Banking (Suisse) SA** 78 % **SG Banque de Maertelaere** ***Belgium*** 95% **SG Hambros Ltd.** ***United Kingdom*** 100%	**SG Securities (London) Ltd.** ***United Kingdom*** 100% **Société Générale* Branches in:** **Milan** - ***Italy*** **Frankfurt** - ***Germany*** **Madrid** - ***Spain*** **London** - ***United Kingdom***
AMERICAS	**Banco Société Générale** ***Argentina*** 100%		**TCW Group** ***United States*** 61%		**SG Cowen Securities Corp.** ***United States*** 100% **SG Americas, Inc.** ***United States*** 100% **Société Générale* New York Branch** ***United States*** **SG Canada** 100% **Banco SG Brasil SA** 100%
MIDDLE EAST AND AFRICA	**SG Marocaine de Banques** 52% **SG de Banques en Côte d'Ivoire** 57% **SG de Banques au Sénégal** 58% **SG de Banques au Cameroun** 58% **SG de Banque au Liban** 50% **SSB Banka** ***Ghana*** 51% **Sogelease Maroc** ***Morocco*** 100% **BFV SG** ***Madagascar*** 70% **UIB** ***Tunisia*** 52% **NSGB** ***Egypt*** 54%	**Eqdom** ***Morocco*** 54% **La Marocaine Vie** ***Morocco*** 83%			
ASIA AUSTRALIA			**SG Yamaichi Asset Management** ***Japan*** 96%	**SG Private Banking (Japan) Ltd.** ***Japan*** 100%	**SG Securities Asia International Holdings Ltd.** ***(Hong Kong)*** 100% **SG Securities North Pacific, Tokyo Branch** ***Japan*** 100% **Korean French Banking Corp. Sogéko** - ***South Korea*** 42% **SG Asia Ltd.** ***Hong Kong*** 100% **SG Asia Ltd.** ***Singapore*** 100% **SG Australia Holding Ltd.** 100% **Société Générale* Branches in:** **Singapore** **Tokyo** - ***Japon*** **Hong Kong**

%: share of capital held by the Société Générale Group.
** Parent company.*

Group management report

Group activity and results

The 2003 financial year was marked by a gradual improvement in the global equity markets, with both stock market indexes and trading volumes on the primary and secondary markets picking up from the second quarter of the year. At the same time, interest rates remained persistently low over the first nine months of the year in both the United States and Europe.

The economic climate brightened in the United States compared with 2002, while Europe experienced sluggish growth. In parallel, the euro firmed up significantly against the dollar, hitting record highs at the end of 2003 (the EUR/USD parity stood at 1.26 at the end of December 2003 and averaged 1.13 over the year).

Against this backdrop, the Société Générale Group turned in very good performances, notching up 40% growth in operating income over 2003. These solid results were achieved thanks to the expansion and development of the Group's franchises through a combination of organic growth and selective acquisitions, enhanced operating efficiency and an improved risk profile. Lastly, the industrial equity portfolio made a small positive contribution to Group earnings.

Net income for the financial year came out at EUR 2.5 billion, up 78% on 2002. The Group's return on equity (ROE) after tax stood at 16.2% in 2003, up from 9.4% in 2002.

Summary consolidated income statement

(in millions of euros)	2003	2002	Change (%)
Net banking income	**15,637**	**14,573**	**+ 7**
Operating expenses	(10,568)	(10,526)	+ 0
Gross operating income	**5,069**	**4,047**	**+ 25**
Net allocation to provisions	(1,226)	(1,301)	- 6
Operating income	**3,843**	**2,746**	**+ 40**
Net income from long-term investments	397	(299)	NM
Net income from companies accounted for by the equity method	43	48	- 10
Exceptional items	(150)	(11)	x 13.6
Amortization of goodwill	(217)	(184)	+ 18
Income tax	(1,161)	(649)	+ 79
Net income before minority interests	2,755	1,651	+ 67
Minority interests	(263)	(254)	+ 4
Net income	**2,492**	**1 397**	**+ 78**
ROE after tax %	**16.2**	**9.4**	

During 2003, the Group integrated the Tunisian bank UIB (Union Internationale de Banques), as well as the European multi-make operational leasing and fleet management activities of Hertz Lease (these acquisitions were finalized at the end of 2002). The Group also acquired and consolidated in its 2003 accounts Compagnie Bancaire Genève, which bolstered the Group's private banking platform in Switzerland, Constellation Financial Management (a management fees securitization business), and two retail banks outside France in Réunion (BFCOI) and Ghana (SSB).

Net banking income rose by 7% to EUR 15.6 billion (up 8.7% when adjusted for changes in Group structure and at constant exchange rates). Revenues increased by 4.3% in the French Retail Banking Networks, 17.6% in Financial Services and 7.8% in Corporate and Investment Banking (+15.6% when adjusted for changes in Group structure and at constant exchange rates). Net banking income generated by Global Investment Management was stable over the full year when adjusted for changes in Group structure and at constant exchange rates, with a marked pickup seen in the second half of the year. Revenue growth was principally underpinned by the development of the Group's existing franchises, together with selective acquisitions in businesses offering strong potential for profitable growth (notably Financial Services and Private Banking).

Revenues for the period included a capital gain in the amount of EUR 187 million realized on the disposal of a property asset.

When adjusted for changes in Group structure, at constant exchange rates and excluding this capital gain, net banking income was up 7.3%.

Operating expenses came out at EUR 10.6 billion, stable in absolute terms and up 2% when adjusted for changes in Group structure and at constant exchange rates. This trend reflects the full impact of the rightsizing of the Cash Equity and Advisory platform decided in 2002, as well as the continued implementation of the major productivity enhancement programs launched in 2001 (in particular, centralization of purchasing function and rationalization of European back offices). At the same time, a tight rein was kept on the headcount (total staff numbers dipped 0.7% between 2002 and 2003), while the Group pursued its policy of selective investment in sales and information systems.

The combined effect of revenue growth and rigorous cost control produced a sharp fall in the cost/income ratio from 72.2% in 2002 to 67.6% in 2003.

Gross operating income rose by 25% between 2002 and 2003 to stand at EUR 5.1 billion. When adjusted for changes in Group structure, at constant exchange rates and excluding the capital gain on the property disposal, it was up by 22%.

The net allocation to provisions fell 6% to EUR 1.2 billion in 2003. Expressed as a proportion of risk-weighted assets at the end of the year, the cost of commercial risk fell over the year to 59 bp versus 70 bp in 2002. On the Corporate and Investment Banking side, this included a marked reduction in specific provisioning for identified risks and a reinforcement of the general credit risk reserve in the amount of EUR 285 million. Risk provisioning booked by Retail Banking and Financial Services was stable at around EUR 650 million, while the cost of risk of the French Networks held steady at 37 bp in 2003 versus 36 bp in 2002.

The combination of sustained growth in gross operating income and lower risk provisioning drove operating income up 40% on 2002 to EUR 3.8 billion in 2003. When adjusted for changes in Group structure, at constant exchange rates and excluding the capital gain on the property disposal, operating income showed a rise of 32%.

Net income from long-term investments had a positive impact of EUR 397 million in 2003 versus a negative contribution of EUR 299 million in 2002. This change reflects:

- on one hand, the contribution made by the Group's industrial equity portfolio (EUR 124 million in 2003 versus EUR -350 million in 2002) in light of the pickup in the Paris Bourse over the period (CAC 40: +16%). At December 31, 2003, the market value of the industrial equity portfolio stood at EUR 3.0 billion, representing an unrealized capital gain of EUR 0.4 billion;
- on the other hand, the Group disposed of its stake in Crédit Lyonnais during the year, generating a pre-tax capital gain of EUR 242 million. The planned trimming of the industrial equity and real estate investment portfolios was begun in 2003 (EUR - 320 million of net disposals over the year).

Goodwill amortization totaled EUR 217 million compared with EUR 184 million in 2002, reflecting the acquisitions made and exceptional amortization expenses of EUR 48 million booked over the period on goodwill related to past acquisitions.

Exceptional items, which amounted to EUR - 150 million, notably included an allocation of EUR 150 million to the general reserve for banking risks and exceptional charges linked to the Gruttadauria fraud totaling EUR 46 million, which were offset by a write-back in the same amount from the general reserve for banking risks.

Corporate income tax came out at EUR 1,161 million, corresponding to an effective tax rate of 27.4% versus 26.6% in 2002.

Overall, attributable net income stood at EUR 2.5 billion in 2003 compared with EUR 1.4 billion in 2002. The ROE after tax came out at 16.2% (with average allocated capital of EUR 15.4 billion) versus 9.4% in 2002 (with average allocated capital of EUR 14.9 billion).

Earnings per share (EPS) in 2003 stood at EUR 6.07, up 78% on 2002.

Activity and results of core businesses

The financial statements of each core business are drawn up in accordance with those of the Group in order to:

- determine the results of each core business as if it were a stand-alone entity;
- present a true and fair view of each business's results and profitability over the period.

The business disclosed correspond to the three key axes of the Group's development strategy:

- **Retail Banking and Financial Services**, which groups the Société Générale and Crédit du Nord networks in France, the retail banking networks outside France, the Group's business finance subsidiaries (vendor finance, IT asset leasing and management, operational vehicle leasing and fleet management), consumer credit, banking services and securities (means of payment, correspondent banking, custody services), and life and non-life insurance activities;

- Global Investment Management, which comprises the Group's Asset Management and Private Banking businesses;
- Corporate and Investment Banking, which covers two types of activity:

– Corporate Banking and Fixed Income, including:

- the Debt Finance platform, which groups the structured finance (export finance, project finance, acquisition finance, property finance, financial engineering), debt, currency and treasury activities,
- brokerage on the financial futures and commodities markets (FIMAT),
- commodity finance and trading,
- commercial banking (notably, plain vanilla corporate loans),

– Equity and Advisory activities comprising:

- equity activities (primary market, brokerage, derivatives, trading),
- advisory (mergers and acquisitions),
- private equity.

In addition, the Corporate Center acts as the central funding department of the Group's three core businesses. As such, it recognizes the cost of carry of equity investments in subsidiaries and related dividend payments, as well as income and expenses stemming from the Group's asset/liability management (ALM) and the amortization of goodwill. Furthermore, income from the Group's industrial equity and real estate investment portfolios, as well as from its equity investments in banks, is allocated to the Corporate Center, as are income and expenses that do not relate directly to the activity of the core businesses (activities in the process of being developed: for example, online brokerage, Groupama Banque).

The principles used to determine the income and profitability of each core business are outlined below.

Allocation of capital

- The general principle used in the allocation of capital is compliance with the average of current regulatory requirements over the period, to which a prudential margin is added. This margin is set by the Group on the basis of an assessment of the risk relating to its business mix (i.e. capital representing 6% of risk-weighted commitments).
- Consequently:

– in Retail Banking, capital is allocated on the basis of weighted risks. In the case of life insurance, the specific regulations governing this business are also taken into account;

– in Global Investment Management, the amount of capital allocated corresponds to the larger of either the capital requirement calculated on the basis of weighted risks or the amount representing operating expenses for a three-month period, the latter being the regulatory standard in this business;

– in Corporate and Investment Banking, capital is allocated on the basis of weighted risks and the value at risk in capital market activities. For the majority of transactions, market risk is calculated using an in-house model validated by the French Banking Commission;

– capital allocated to the Corporate Center corresponds to the sum of the regulatory requirement with respect to its assets (essentially the equity and real estate portfolios), and the surplus (or lack) of capital available at the Group level (the difference between the combined capital requirements of the core businesses, as defined above, and average Group capital after payment of the dividend).

Net banking income

Net banking income for each core business includes:

- revenues generated by its activity;
- the yield on normative capital allocated to the core business, which is defined on an annual basis by reference to an estimated rate of return on Group capital during the financial year. On the other hand, the yield on the difference between the core business's book capital and its normative capital is reassigned to the Corporate Center.

Operating expenses

Each core business's operating expenses include its direct expenses, its management overheads and a share of the head-office expenses, which are fully redistributed between the core businesses.

The Corporate Center only books costs relating to its activity, to projects involving different businesses or to exceptional events.

Provisions

The provisions are charged to each core business so as to reflect the cost of risk inherent in their activity during each financial year.

Provisions concerning the whole Group and country risk reserves are booked by the Corporate Center.

Net income from long-term investments

Net income from long-term investments principally comprises capital gains realized by the core businesses on the disposal of securities, as well as income from management of the Group's industrial equity portfolio and its equity investments in banks.

Amortization of goodwill

Goodwill amortization expenses are booked by the Corporate Center.

Income tax

The Group's tax position is managed centrally, with a view to optimizing the consolidated tax expense.

Income tax is charged to each core business on the basis of a normative tax rate, which takes into account the local tax rate of the countries in which it conducts its activities and the nature of its revenues.

Summary of results and profitability by core business

Income statement by core business

(in millions of euros)	Retail Banking and Financial Services 2003	Retail Banking and Financial Services 2002	Global investment Management 2003	Global investment Management 2002	Corporate and Investment Banking 2003	Corporate and Investment Banking 2002	Corporate Centre and other 2003	Corporate Centre and other 2002	Group 2003	Group 2002
Net banking income	**9,222**	**8,684**	**1,270**	**1,304**	**5,141**	**4,769**	**4**	**(184)**	**15,637**	**14,573**
Operating expenses	(6,200)	(5,873)	(864)	(905)	(3,274)	(3,487)	(230)	(261)	(10,568)	(10,526)
Gross operating income	**3,022**	**2,811**	**406**	**399**	**1,867**	**1,282**	**(226)**	**(445)**	**5,069**	**4,047**
Net allocation to provisions	(648)	(653)	(2)	(14)	(519)	(717)	(57)	83	(1,226)	(1,301)
Operating income	**2,374**	**2,158**	**404**	**385**	**1,348**	**565**	**(283)**	**(362)**	**3,843**	**2,746**
Net income from long-term investments	5	21	(11)	(10)	29	24	374	(334)	397	(299)
Net income from companies accounted for by the equity method	13	14	0	0	17	18	13	16	43	48
Exceptional items	0	0	0	0	0	0	(150)	(11)	(150)	(11)
Amortization of goodwill	0	0	0	0	0	0	(217)	(184)	(217)	(184)
Income tax	(812)	(741)	(120)	(120)	(307)	(78)	78	290	(1,161)	(649)
Net income before minority interests	1,580	1,452	273	255	1,087	529	(185)	(585)	2,755	1,651
Minority interests	(187)	(175)	(24)	(15)	(8)	(20)	(44)	(44)	(263)	(254)
Net income	**1,393**	**1,277**	**249**	**240**	**1,079**	**509**	**(229)**	**(629)**	**2,492**	**1,397**
Allocated capital	**7,415**	**6,858**	**420**	**356**	**3,579**	**3,593**	**3,945**	**4,085**	**15,359**	**14,892**
ROE after tax (%)	**18.8**	**18.6**	**59.3**	**67.4**	**30.1**	**14.2**			**16.2**	**9.4**

In 2003, all the Group's Retail Banking and Financial Services activities turned in robust performances, while the Global Investment Management businesses held up well under difficult stock market conditions at the start of the year. Thanks to excellent performances by the fixed income and equity derivatives businesses, the full impact of cost-cutting initiatives and an optimized capital allocation policy, the Corporate and Investment Banking arm registered an exceptionally high level of profitability in 2003 (ROE after tax of 30.1%).

Retail Banking and Financial Services

(in millions of euros)	2003	2002	Change %
Net banking income	**9,222**	**8,684**	**+ 6**
Operating expenses	(6,200)	(5,873)	+ 6
Gross operating income	**3,022**	**2,811**	**+ 8**
Net allocation to provisionss	(648)	(653)	- 1
Operating income	**2,374**	**2,158**	**+ 10**
Net income from long-term investments	5	21	- 76
Net income from companies accounted for by the equity method	13	14	- 7
Income tax	(812)	(741)	+ 10
Net income before minority interests	1,580	1,452	+ 9
Minority interests	(187)	(175)	+ 7
Net income	**1,393**	**1,277**	**+ 9**
Of which:			
Société Générale Network	*738*	*706*	*+ 5*
Crédit du Nord Network	*140*	*121*	*+ 16*
Specialized Financial Services	*301*	*260*	*+ 16*
Retail Banking outside France	*214*	*190*	*+ 13*
Average allocated capital	**7,415**	**6,858**	**+ 8**
ROE after tax (%)	**18.8**	**18.6**	

Retail Banking and Financial Services saw net income rise by 9% in 2003 for an ROE after tax of 18.8%, compared with 18.6% in 2002. These results reflected excellent commercial and financial performances across the board.

French Networks: growth and profitability

In France, 2003 was marked by a lackluster economic environment and low interest rates. Against this backdrop, the Group's two domestic retail banking networks - Société Générale and Crédit du Nord - once again demonstrated the robustness and performance potential of their banking models.



Fee & Commission Income 41%
Net Interest Income 59%
Asset Management & insurance (+ 4%) 590
Services (+ 6%) 1,723
Other (+ 26%) 336
1,879 Individual customers (+ 3%)
1,117 Business customers (- 1%)
At Dec. 31, 2003

REVENUE MIX OF FRENCH NETWORKS
in millions of euros

The quality of the networks' franchises, the accent placed on the customer relationship and the harnessing of synergies between customer segments remained the cornerstones of the banking models of both networks, which complement each other in terms of their respective structures and organizations. Serving 8.3 million customers at the end of 2003, the two networks form the leading non-mutual retail banking group in France.

Both networks continued to attract new customers in 2003, with a net increase of 129,000 current accounts (+2.4%). At the same time, the quality of the customer relationships produced a further increase in the average number of products held per current account, which stood at 7.4 at the end of 2003 versus 7.1 at the end of 2002. Lastly, new loans and inflows into savings products were particularly robust on the mortgage loan (+39% versus 2002), consumer credit (+10%) and customer deposit (+3%) segments.

Under these circumstances, net banking income rose 4.3% between 2002 and 2003 to stand at EUR 5,645 million. Despite low interest rates over the year, net interest income rose 3.9% in relation to 2002 on the back of growth in customer loans and deposits, notably on the individual customer segment. Fee and commission income rose strongly over the year (+4.9%), fuelled by service commissions (+8.4%).

As part of the rationalization of its platform, the Société Générale network continued to centralize its back offices. The number of local back-office structures thus fell from 136 to 109 between 2000 and 2003, while 7 customer service units (which are intended to pool the after-sales service activities handled up to now within the branch groups) were in place at the end of 2003. At Crédit du Nord, the administrative tasks of 550 branches serving individual customers and SMEs are currently being transferred across to 27 specialized regional processing centers. At the same time, the customer relationship management (CRM) tools and channels are continuing to be deployed: in the Société Générale network, 21,000 staff were trained in the CRM application in 2003, while the multimedia customer relations centers continued to develop, employing 580 staff at the end of 2003 versus 370 at end-2002. Lastly, the Société Générale and Crédit du Nord networks continued to optimize their geographical footprint, opening 32 points of sale over the year and installing an additional 339 ATMs in 2003.

Despite continued sales investment, the French Networks kept the increase in operating expenses down to 2.9% versus 2002, with a stabilization of staff numbers. The cost/income ratio shed one point between 2002 and 2003 to stand at 69.4%.

This combination of growth in net banking income and tight cost control produced an 8% rise in gross operating income.

The cost of risk of the French Networks was stable in 2003 at 37 bp compared with 36 bp in 2002.

Operating income was up by 7% on 2002.

Net income booked by the French Networks came out at EUR 878 million in 2003, up 6% on 2002. The ROE after tax for the year was a remarkable 19.7%, up 0.4 point on the previous year.

Retail Banking outside France: ongoing development and high profitability


Other excl. EU (1%)
Other EU (1%)
French Overseas Departments & Territories (10%)
Africa (10%)
Mediterranean Basin (21%)
Europe EU and pre-EU
Czech Republic, Slovenia (43%)
Romania Bulgaria (14%)
At Dec. 31, 2003

BREAKDOWN OF NET BANKING INCOME BY REGION

In order to bolster its international retail banking platform, the Group acquired two banks in 2003 in Réunion (BFCOI) and Ghana (SSB). Furthermore, Union Internationale de Banques (UIB) in Tunisia, which was taken over at the end of 2002, was consolidated in the Group's accounts at the start of 2003. Before recognizing the acquisition of General Bank of Greece, which should be completed in the first half of 2004, 64% of the business line's outstanding loans were concentrated in EU member states or accession countries.

Thanks to sustained organic growth and after recognizing those acquisitions made during the year, the business line served over 5 million customers (individuals and businesses) across 31 entities at the end of 2003. The international retail banking networks were reinforced over the period with the opening of 63 new outlets (on a like-for-like basis).

Net banking income was up by 1.6% in 2003 (+2.9% when adjusted for changes in Group structure and at constant exchange rates). Revenue growth, which was fuelled by the robust commercial development of all entities, was nevertheless limited at Komercni Banka by two factors: first, the negative impact of the disposal of part of the bad loan book built up prior to the bank's takeover by the Société Générale Group, and second, the negative impact on the bank's interest margin of the convergence of Czech interest rates on those of the European Union.

In 2003, the international retail banking networks accounted for 11% of Group net banking income.

The business line kept a lid on operating expenses, which rose by 3.1% when adjusted for changes in Group structure and at constant exchange rates. The positive effects of the restructuring plan at Komercni Banka (6% drop in operating expenses at constant exchange rates) offset the cost of investments in certain entities such as Egypt and Russia (3 branches at the end of 2003).

The net allocation to provisions was down sharply (-25% when adjusted for changes in Group structure and at constant exchange rates) on 2002, when the business line was affected by provisioning linked to the crisis in Argentina. Consequently, net income rose by 13% in 2003 to stand at EUR 214 million, while the ROE after tax came out at 32.1% for the year (30% in 2002), above the target level.

Financial Services: increase in core profitability

The Group's Financial Services activities encompass three business lines: Specialized Financing, Life Insurance, and Securities and Banking Services.


Businesses (+ 4.4%) 11.3
6.3 Individuals (+ 7.1%)

OUTSTANDING LOANS IN 2003
(% change vs. 2002)
in billions of euros

In 2003, the Group consolidated the European activities of Hertz Lease, which have bolstered its European **operational leasing, fleet management and vehicle financing** platform. With a presence in 19 countries, this activity had over 500,000 vehicles under management at the end of 2003 (up 3% on 2002), ranking it second in Europe.

In **equipment finance**, the Group registered further dynamic topline growth on the large corporates segment. New leasing volumes were up by 2.5% over the year and margins improved by 8 bp.

The **consumer credit activities** also turned in a satisfactory performance, with growth in existing activities (new loans up 10% when adjusted for changes in Group structure) and developments under way in the Czech Republic and Russia.

Net banking income booked by the Group's Specialized Financing activities in 2003 rose by 8.4% when adjusted for changes in Group structure and at constant exchange rates. The business line's operating income over the period was up by 18.5% on the previous year, while the ROE after tax stood at 17.1% in 2003 compared with 14.9% in 2002.

The **Life Insurance business line** registered a sustained level of activity in 2003, with written premiums in France rising by 18% in relation to 2002, compared with 10% growth for the French bancassurance market as a whole. Investments are currently being made in support of the Group's international retail banking network (in Morocco, the Czech Republic and Egypt). Over the year, net banking income generated by the business line was up 10% on 2002 when adjusted for changes in Group structure and at constant exchange rates.

Despite little improvement in market conditions until the end of the year, the **Securities and Banking Services business line** saw assets under custody grow by 32% between the end of 2002 and the end of 2003 on the back of successful sales activity.

Overall, the **Financial Services** arm booked net income of EUR 301 million in 2003, up 16% on 2002. The ROE after tax in 2003 came out at 13.1%, stable against the previous year.

Global Investment Management:
resilient performance over year

(in millions of euros)	2003	2002	Change %
Net banking income	**1,270**	**1,304**	**- 3**
Operating expenses	(864)	(905)	- 5
Gross operating income	**406**	**399**	**+ 2**
Net allocation to provisions	(2)	(14)	- 85
Operating income	**404**	**385**	**+ 5**
Net income from long-term investments	(11)	(10)	+ 10
Income tax	(120)	(120)	+ 0
Net income before minority interests	273	255	+ 7
Minority interests	(24)	(15)	+ 60
Net income	**249**	**240**	**+ 4**
Of which:			
Asset Management	*188*	*201*	- 6
Private Banking	*61*	*39*	+ 56

Following a difficult start to the year, the Group's Global Investment Management arm confirmed its recovery potential in the second half against the backdrop of more bullish stock markets and an improved financial environment. In 2003, this business booked net income of EUR 249 million, up slightly on 2002 (+4%).

Assets under management amounted to EUR 284.1 billion at end-December 2003 compared with EUR 268.8 billion at end-December 2002, up 6% thanks to a robust net inflow of new money (EUR +10.3 billion) and a favorable price effect (EUR +22.3 billion). The exchange rate effect remained negative over the period at EUR -18.8 billion. The Private Banking business recognized the acquisition of Compagnie Bancaire Genève in the second quarter of 2003, with EUR 8 billion under management.



Net new money + 10.3
Price effect + 22.3
Exchange rate effect - 18.8
Changes in Group structure + 1.5
268.8
284.1
+ 6.3
+ 21.2
- 15.8
- 4.6
231.9
239.0
Asset Management
+ 4.0
+ 1.1
- 3.0
+ 6.1
36.9
45.1
Private Banking
Dec. 31, 2002
Dec. 31, 2003

ASSETS UNDER MANAGEMENT

Asset Management *Private Banking* *in billions of euros*

Asset Management

The Asset Management business line registered EUR 6.3 billion of net new money in 2003. After recognizing price effects (EUR +21 billion), exchange rate effects (EUR -16 billion), and the disposal and closure of low-margin activities in the United States (EUR – 4.6 billion), assets under management stood at EUR 239 billion at end-December 2003, ranking the Group as the fourth largest euro-zone bank in asset management.

The Group's alternative management[1] activities continued to develop successfully with over EUR 30 billion[2] of assets under management at the end of 2003 and a net inflow of EUR 2.8 billion (9% of total assets invested in alternative management products), making the Group one of the European leaders on this segment. Commercial innovation in this activity was notably reflected in the launch of the first real estate investment trust in France, as well as new funds including Oil & Gas and growth capital funds in France and Eastern Europe. Moreover, the Group continued to reinforce its structured products offering on the credit derivatives, mortgage-backed securities and hedge fund segments.

In terms of commercial development, the joint venture set up by SG Asset Management in 2002 with Baosteel, the leading Chinese industrial group, attracted nearly EUR 0.5 billion of new money in 2003 with the launch of its first mutual fund, distributed through the second largest Chinese bank (China Construction Bank).

(1) Performance-guaranteed funds, future funds, hedge funds, private equity.
(2) Excluding assets managed by Lyxor Asset Management (EUR 28 billion at December 31, 2003), whose results are consolidated in the Equity and Advisory business line.

The performance of funds remained excellent: 90% of equity products managed by SG AM Paris outperformed their benchmark over one year and 82% ranked in the 1st and 2nd performance quartiles. Moreover, 98% of equity assets managed by TCW outperformed their benchmark over one year.

The breakdown of assets between institutional investors and retail clients remained well balanced. Assets managed for institutional investors totaled EUR 118.8 billion, representing 50% of total assets under management. Moreover, the geographic diversification of assets (USA 30%, Europe 65%, Asia 5%) ensures a strong capacity to weather any crises on local markets.


Asia 11.1
USA 54.6
Europe 53.1
50% Institutional investors
Life insurance 39.8
Retail 50%
French Networks 48.2
Third-party distribution 32.2
At December 31, 2003

BREAKDOWN OF ASSETS UNDER MANAGEMENT BY CLIENT SEGMENT AND GEOGRAPHIC REGION
in billions of euros

The share of assets invested in equity, diversified and alternative management products rose to 54% in 2003 from 52% in 2002. Assets invested in alternative management accounted for 12% of total assets under management at the end of 2003, compared with 13% in 2002.

After a difficult start to 2003, revenues booked by Asset Management picked up steadily and held up well over the full year (-1% when adjusted for changes in Group structure and at constant exchange rates). The gross margin (net banking income/average assets under management) was stable over the period at 39 bp, compared with 40 bp in 2002.


Equities + 18%
56.6
Diversified - 1%
42.9
Equities & diversified 42%
Alternative Management 12%
+ 2%
29.8
Fixed-income products 46%
Money Market 36.6
+ 9%
73.1 Bonds
- 6%
At December 31, 2003

BREAKDOWN OF ASSETS UNDER MANAGEMENT BY TYPE OF PRODUCT
in billions of euros

Operating expenses were stable between 2002 and 2003 when adjusted for changes in Group structure and at constant exchange rates, enabling operating income in 2003 to come out at a level close to that seen in 2002 (-1.5% when adjusted for changes in Group structure and at constant exchange rates). Net income for the year amounted to EUR 188 million, compared with EUR 201 million in 2002.

Private Banking

2003 saw the Group's Private Banking arm reinforce its platform in Europe, with the acquisition of Compagnie Bancaire Genève bolstering the business line's presence on offshore markets in Europe. SG Private Banking Suisse, which was formed by the merger of Compagnie Bancaire Genève and SG Rüegg (the Group's existing Swiss subsidiary), had EUR 12.1 billion under management at end-December 2003 and gathered EUR 0.4 billion of net new money over the second half of 2003.

Private Banking also reaped the rewards of its sales strategy in Asia, where it had EUR 6.2 billion under management at end-2003, representing average annual growth in assets under management of 20% over the past three years.

At the same time, the business line continued to develop its structured product and alternative management offering, with revenues from these products accounting for 11% of total revenues in 2003 compared with 2% in 2000. Total assets invested in alternative management products grew by 50% in 2003 to stand just shy of EUR 600 million.

Total assets under management amounted to EUR 45.1 billion(3). The net inflow of new money remained robust at EUR +4 billion including Compagnie Bancaire Genève. Price and exchange rate effects were slightly negative at EUR -1.9 billion versus EUR - 5.8 billion in 2002.

When adjusted for changes in Group structure and at constant exchange rates, net banking income was up by 8%, essentially driven by the sharp increase in commissions on structured products (notably in Asia). Operating expenses were up 5% on the same basis. Operating income totaled EUR 78 million, up 41% on 2002 when adjusted for changes in Group structure and at constant exchange rates, while net income amounted to EUR 61 million (against EUR 39 million in 2002).

(3) Excluding the assets of customers managed directly by the French networks (EUR 63 billion held by clients with financial assets exceeding EUR 150,000).

Corporate and Investment Banking:
exceptional profitability

(in millions of euros)	2003	2002	Change %
Net banking income	**5,141**	**4,769**	**+ 8**
Operating expenses	(3,274)	(3,487)	- 6
Gross operating income	**1,867**	**1,282**	**+ 46**
Net allocation to provisions	(519)	(717)	- 28
Operating income	**1,348**	**565**	**x 2.4**
Net income from long-term investments	29	24	+ 21
Net income from companies accounted for by the equity method	17	18	- 6
Income tax	(307)	(78)	x 3.9
Net income before minority interests	1,087	529	x 2.1
Minority interests	(8)	(20)	- 60
Net income	**1,079**	**509**	**x 2.1**
Average allocated capital	**3,579**	**3,593**	**- 0**
ROE after tax (%)	**30.1**	**14.2**	

In 2003, the Group's Corporate and Investment Banking arm turned in excellent performances in an environment marked by very low interest rates over the large part of the year and an upswing on the equity markets. The Corporate Banking and Fixed Income business line booked a high level of revenues, essentially driven by the treasury and fixed income activities, while the Equity and Advisory businesses produced excellent performances, notably thanks to very good results from equity derivatives. As a result, net banking income was up 16% when adjusted for changes in Group structure and at constant exchange rates.

Against this backdrop, the Group maintained its top-tier positions in structured finance and derivatives. At the same time, it improved its competitive positions on the euro capital markets, notably in corporate euro bond issues (ranked 6th in 2003 versus 8th in 2002 – source: *Thomson Financial).* Some notable success was achieved in Europe outside France, notably with bond issues for German corporates and syndicated loans for Spanish corporates.

2003 saw the full impact of the cost-cutting measures in place since the end of 2001: operating expenses were down by 6.1% in absolute terms (+2% on a like-for-like basis). The exceptional level of revenues booked by the treasury and fixed income activities, combined with the sizeable reduction in costs, produced a 7-point drop in the cost/income ratio versus 2002 at 64% (excluding restructuring costs). The compensation ratio (total compensation/net banking income, net of provisions) was also down at 46.5% in 2003 compared with 49.3% in 2002 (excluding severance costs).

The net allocation to provisions booked by Corporate and Investment Banking dropped from EUR 717 million in 2002 to EUR 519 million in 2003, while including an allocation of EUR 285 million to the general credit risk reserve. Following the sizeable level of provisioning booked in 2001, this fall reflected both the marked improvement in the US economic climate and the positive effects of a dynamic portfolio management policy.

Under these conditions, Corporate and Investment Banking generated net income of EUR 1.079 billion, a twofold increase on 2002. With the level of allocated capital stable between 2002 and 2003 at EUR 3.6 billion, the ROE after tax of the business stood at 30.1% in 2003.

Corporate Banking and Fixed Income

(in millions of euros)	2003	2002	Change %
Net banking income	**3,277**	**3,187**	**+ 3**
Operating expenses	(1,945)	(1,969)	- 1
Gross operating income	**1,332**	**1,218**	**+ 9**
Net allocation to provisions	(482)	(699)	- 31
Operating income	**850**	**519**	**+ 64**
Net income from long-term investments	31	40	- 23
Net income from companies accounted for by the equity method	17	18	- 6
Income tax	(185)	(111)	+ 67
Net income before minority interests	713	466	+ 53
Minority interests	(8)	(20)	- 60
Net income	**705**	**446**	**+ 58**
Average allocated capital	**3,185**	**3,150**	**+ 1**
ROE after tax (%)	**22.1**	**14.2**	

2003 was marked by very low interest rates over the first nine months of the year in both the United States and Europe. In addition, sluggish economic growth in Europe weighed on business investment

2003 highlights

Fixed Income

The Group ranked 6th in 2003 for corporate euro bond issues compared with 8th in 2002 (source: *Thomson Financial)* and made significant progress on its target segments in Europe outside France, namely German corporate euro bond issues where it ranked 3rd (10th in 2002) and Spanish syndicated loans in Europe where it ranked 4th in 2003 (8th in 2002). Over the year, the Group won several mandates from French and European issuers, notably including a EUR 5 billion bond issue for KfW, convertible into Deutsche Telekom shares. In addition, the Group was bookrunner of an innovative deal for Michelin: the first deeply subordinated issue under the new Financial Security Act enabling issuers to launch lowest ranking subordinated debt issues.

Financing

Despite a persistently low level of productive investment, the financing activities enjoyed a satisfactory year overall. The Group consolidated its leadership or position among the global leaders in export finance (ranked 1st worldwide by *Trade Finance* for the second consecutive year and among the top 3 every year for the past 9 years), project finance (ranked 5th worldwide by *Project Finance International)* and commodity finance (ranked 1st worldwide by *Trade Finance*). Among the highlights in 2003, the Group participated in the financing of a power plant for AES (Spain/US) in the amount of EUR 665 million. The bank also financed the acquisition of SigmaKalon (France), a subsidiary of Total, by Bain Capital.

FIMAT (financial instruments and commodities brokerage)

Fimat produced a sound performance in 2003 and remains among the worldwide leaders in its markets.

Results

Corporate Banking and Fixed Income was able to capitalize on this environment, registering revenue growth over the year (+3% in absolute terms). This performance was essentially driven by the exceptional performances of the treasury and fixed income activities over the first three quarters of the year. At the same time, the financing activities showed a slight pick-up against a backdrop of particularly weak economic growth.

The increase in revenues generated by Corporate Banking and Fixed Income was accompanied by a 1% drop in operating expenses in absolute terms, notably thanks to tight control of recruitment.

The net allocation to provisions booked by Corporate Banking and Fixed Income fell by 31% in 2003. This drop reflected the fall in specific provisioning for identified risks, while the general credit risk reserve was reinforced over the period by EUR 285 million.

Overall, net income was up 58% and the ROE after tax stood at a high level of 22.1% versus 14.2% in 2002.

Equity and Advisory

(in millions of euros)	2003	2002	Change %
Net banking income	**1,864**	**1,582**	**+ 18**
Operating expenses	(1,329)	(1,518)	- 12
Gross operating income	**535**	**64**	**x 8.4**
Net allocation to provisions	(37)	(18)	x 2.1
Operating income	**498**	**46**	**x 10.8**
Net income from long-term investments	(2)	(16)	- 88
Net income from companies accounted for by the equity method	0	0	NM
Income tax	(122)	33	NM
Net income before minority interest	374	63	x 5.9
Minority interests	0	0	NM
Net income	**374**	**63**	**x 5.9**
Average allocated capital	**394**	**443**	**- 11**
ROE after tax (%)	**94.9**	**14.2**	

2003 highlights

Equity Derivatives

The Equity Derivatives business line held onto its position as global market leader (named "Equity Derivatives House of the Year" by *The Banker* in September 2003). In addition, the Group ranked 1st in warrants and among the Top 3 in Europe for Exchange Traded Funds (ETF). In 2003, the Group developed its range of innovative structured products based on equities, indexes, equity baskets and fund units (creation of Titanium range, Prestissim, etc.). The arbitrage and volatility trading activities notched up strong performances in 2003.

Primary Equity

In a European primary market up by 8%, the Group maintained its position among the leading players in Europe and was top in France. The main deals managed by the Group in 2003 included convertible issues for PPR and Alcatel and a secondary offering for Renault.

Equity Brokerage

After a difficult 2002, the 2003 financial year saw a recovery in global equity markets, which the Group was able to capitalize on. The Group retained its position as the number one broker on the French market with a market share of 11.3% (versus 10.7% in 2002). The equity research department was restructured and was ranked number 3 in France at the end of 2003 *(source: Agefi)*.

Mergers and acquisitions

In a market down by 6% in Europe and by 31% in France in 2003, the Group ranked 3rd in France on the basis of announced deals and 9th on the basis of completed deals. It was notably involved in two major transactions: the public exchange offer made by France Telecom for Orange as advisor and the purchase offer made by Alcan for Pechiney.

Private Equity

In 2003, the Private Equity activity generated positive revenues after a 2002 marked by the significant depreciation of US and UK funds, as well as sizeable capital losses on disposals. The decision to downsize this portfolio resulted in several lines being sold during 2003.

Results

The Equity and Advisory activities saw net banking income rise 18% in relation to 2002. This growth reflected solid performances by Equity Derivatives, which registered very high levels of client-driven activity in structured and listed products.

Operating expenses of the Equity and Advisory business line fell by 6% in 2003 in absolute terms and excluding restructuring costs. This reflected the full impact of the restructuring initiatives implemented in 2001 and 2002. The headcount (excluding support functions and management) dropped by 6% between end-December 2002 and end-December 2003.

Overall, net income booked by Equity and Advisory came out at EUR 374 million in 2003 for an ROE after tax of 95%, compared with 14% in 2002.

Corporate Center

(in millions of euros)	2003	2002
Net banking income	**4**	**(184)**
Operating expenses	(230)	(261)
Gross operating income	**(226)**	**(445)**
Net allocation to provisions	(57)	83
Operating income	**(283)**	**(362)**
Net income from long-term investments	374	(334)
Net income from companies accounted for by the equity method	13	16
Exceptional items	(150)	(11)
Amortization of goodwill	(217)	(184)
Income tax	78	290
Net income before minority interests	(185)	(585)
Minority interests	(44)	(44)
Net income	**(229)**	**(629)**

Over the 2003 financial year, the Corporate Center showed a negative bottom line of EUR 229 million, compared with a negative net income of EUR 629 million in 2002.

This improvement was due to the following elements:

- a pick-up in gross operating income of EUR 220 million following the disposal of a property asset (capital gain of EUR 187 million) and tighter cost control (EUR -40 million);
- net income from long-term investments of EUR 374 million versus a negative contribution of EUR 334 million in 2002. A capital gain of EUR 242 million was booked on the disposal of the Group's shares in Crédit Lyonnais. In addition, capital gains and write-backs of provisions were booked on the industrial equity portfolio in the amount of EUR 124 million. At December 31, 2003, the net book value of the industrial equity portfolio stood at EUR 2.6 billion, representing an unrealized capital gain of EUR 0.4 billion. The Group began to trim its industrial equity and real estate portfolios in 2003, with EUR 0.3 billion (book value) being sold during the second half of 2003.

The Corporate Center also recognized:
- a net allocation to provisions for litigation of EUR 57 million;
- a net allocation to the general reserve for banking risks of EUR 105 million;
- a goodwill amortization expense of EUR 217 million, including an accelerated amortization charge of EUR 48 million.

Financial policy

The objective of the Group's capital management policy is to optimize the use of capital in order to maximize the short- and long-term return for shareholders, while maintaining a capital adequacy ratio (Tier-one ratio) in keeping with the share's stock market status and the target rating needed for the Group's capital market activities.

The Tier-one ratio stood at 8.7% at December 31st 2003 and reflected the respective changes in available funds and funds used over the period.

Available funds:
- attributable net income of EUR 2.5 billion;
- additional paid-in capital from the issuance of preferred shares in October 2003 in the amount of EUR 0.6 billion;
- additional paid-in capital from capital increases reserved for employees in the amount of EUR 0.3 billion;
- various elements, including the amortization of goodwill and changes in reserves in the amount of EUR 0.4 billion, excluding the impact of fluctuations in the US dollar.

Funds used:
- financing of organic growth: EUR 1 billion in 2003 at constant exchange rates, notably linked to the development of the Group's franchises in France and in Specialized Financing;
- financing of acquisitions: EUR 0.6 billion in 2003 (including EUR 0.3 billion for Compagnie Bancaire Genève);
- the 2003 dividend, which was up 19% on 2002 (payout ratio of 41% in 2003);
- share buybacks intended to offset the dilutive impact of capital increases reserved for employees, corresponding to 6.3 million shares in 2003 (EUR 0.2 billion).

The balance of available funds (EUR 1 billion) contributed directly in 2003 to increasing the Group's Tier-one ratio.



3.8
3.8
Increase in available Tier-1 capital
1
Organic growth (volume)
1
Acquisitions
0.6
Share buy-backs
0.2
Dividends
1
0.4
0.3
0.6
2.5
Other
Issuance of capital
Issuance of Tier-1 capital
Net income
FUNDS USED
AVAILABLE FUNDS
in billions of euros

At constant exchange rates.

Recent developments and future prospects

The Group will pursue its **strategy of profitable growth** in 2004 **while continuing to reduce its cost/income ratio.**

The Group will further enhance the quality and size of its franchises.

It will reinforce its centers of excellence, namely the French Networks and Corporate and Investment Banking.

As regards the French Networks, the Group has a high-quality franchise. The reorganization of the Société Générale network in 2003 and the local banking model of Credit du Nord's network of regional banks are principally intended to meet the needs of their customers as fully as possible. The new IT tools enabling even more effective customer relationship management and the customer service units will further enhance the dynamic sales performance and service quality of the networks in 2004.

In Corporate and Investment Banking, the Group has a robust platform that has produced one of the highest returns on equity in Continental Europe over the past 5 years. It will continue with its strategy of profitable growth while harnessing synergies with the Group's other core businesses:

- by drawing on its three core competency businesses: euro capital markets, derivatives and structured finance;
- by focusing on Europe for its geographical development;
- by enhancing the offering aimed at financial institution groups.

The Group **will develop its growth drivers** through a combination of organic growth, partnerships and selective acquisitions.

It will continue to **expand its customer base in international retail banking** by pursuing its strategy of organic growth and acquisitions ("EU 25", emerging countries) and by reinforcing synergies between entities (information systems, sales practices, risk management).

The **Financial Services** activities, **which have taken on a true European dimension, will continue to develop within the enlarged European Union,** with priority given to equipment finance, operational vehicle leasing and consumer credit.

Global Investment Management currently has a powerful and well-balanced platform. While giving priority to reinforcing its presence on high-potential product segments (alternative management, multi-management, etc.) and to its commercial development, this business **will continue to look into opportunities for partnerships and acquisitions, notably in Europe and Asia.** It will be bolstered by a competitive service offering following the integration of all the Group's securities business lines (Global Securities Services for Investors) in 2004.

Lastly, the Group will pursue the **goal of lowering its cost/income ratio** in 2004.

In order to meet customer expectations as efficiently and cost-effectively as possible, the Group stands by its objective of realizing cost savings of some EUR 750 million by 2004 relative to its 2001 cost base.

The continued implementation of the major cost-cutting programs will be reflected in:

- increased efficiency of the back offices;
- the rationalization and pooling of cross-business processes, notably in terms of human resources;
- tighter control of external expenditure by developing the Group-wide approach to purchasing and relations with suppliers, and by rationalizing purchasing policies (office tools, telecoms, etc.).

In conclusion, this strategy should enable the Group to continue to create shareholder value and reinforce its competitive position.

Furthermore, it will be implemented while preserving a satisfactory financial structure (notably in terms of the Tier-one ratio) that is consistent with the Group's rating.

Activity seen over the first few weeks of 2004 was in line with that at the end of 2003.

Post-closing events

Disposal of stake in Sophia

The Société Générale Group tendered its 25.2% stake in the capital of Sophia, a property management company, to the public purchase offer made by GE Real Estate Investment France in December 2003.

At closing of the offer in February 2004, GE held 88.8% of the capital and 96.8% of the voting rights in Sophia.

The capital gain of some EUR 100 million, net of tax, realized on this disposal will be booked in the Société Générale Group's accounts in the first quarter of 2004.

Acquisition of General Bank of Greece

On March 5, 2004, Société Générale acquired a stake in General Bank of Greece (GBG) and subscribed for a reserved capital increase, which together gave it a 50.01% stake in GBG's capital. Société Générale will launch a public purchase offer for the remaining share capital at the end of the first quarter of 2004.

With a network of 114 branches and 2,300 employees, GBG is the seventh largest bank in Greece with total assets of EUR 3 billion.

Analysis of consolidated balance sheet

(in billions of euros at December 31)	2003	2002	Change %
Assets			
Interbank and money market assets	26.0	28.4	- 8.2
Customer loans	177.5	174.2	+ 1.9
Securities (1)	226.0	193.6	+ 16.8
of which: securities purchased under resale agreements	*75.4*	*59.0*	*+ 27.7*
Net investments of insurance companies	42.9	37.3	+ 15.1
Other assets	56.5	59.5	- 5.0
of which: option premiums	*21.4*	*21.5*	*- 0.2*
Long-term assets	10.4	8.5	+ 22.2
Total assets	**539.4**	**501.4**	**+ 7.6**
Liabilities and shareholders' equity			
Interbank and money market liabilities (2)	147.1	125.0	+ 17.7
Customer deposits	160.2	152.8	+ 4.9
Bonds and subordinated debt (3)	17.3	18.2	- 5.0
Securities	92.9	90.7	+ 2.4
of which: securities sold under repurchase agreements	*51.7*	*59.8*	*- 13.5*
Other liabilities and provisions	59.4	59.3	+ 0.1
of which: option premiums	*23.7*	*21.7*	*+ 9.2*
Underwriting reserves of insurance companies	41.2	35.8	+ 15.1
Equity and general reserve for banking risks	21.3	19.5	+ 9.0
General reserve for banking risks	*0.3*	*0.2*	*+ 50.7*
Minority interests	*2.0*	*1.9*	*+ 2.5*
Preferred shares	*2.1*	*1.7*	*+ 27.1*
Shareholders' equity	*16.9*	*15.7*	*+ 7.3*
Total liabilities and shareholders' equity	**539.4**	**501.4**	**+ 7.6**

(1) Including securities purchased under resale agreements previously booked under interbank assets.
(2) Including negotiable debt instruments previously booked under "Securitized debt payables".
(3) Including undated subordinated capital notes.

The principal changes in the consolidated balance sheet were as follows:

- Customer loans at December 31, 2003 totaled EUR 177.5 billion, up 2% in relation to end-December 2002 (of which 1% linked to changes in Group structure). This increase notably reflected growth in mortgage loans (+16%) and in equipment loans to SMEs (+34%).
- The securities portfolio amounted to EUR 226 billion, up 17% despite an unfavorable dollar effect. This change was principally linked to the increase in the portfolio of securities purchased under resale agreements (+28%) and in the equity portfolio (+34%).
- Customer deposits totaled EUR 160.2 billion at December 31, 2003, up 5% on the previous year (of which +2% linked to changes in Group structure). This increase was essentially driven by growth in individual customer sight deposits (+19%) and special savings account deposits (+18%). Term deposits were down 12%.

Group shareholders' equity stood at EUR 16.9 billion at December 31, 2003, representing an increase of 7% in relation to end-December 2002. This stability essentially reflected the following:

- net income for the period: EUR 2.5 billion;
- the dividend paid during the 2003 financial year: EUR - 0.9 billion;
- translation differences, notably linked to the dollar's depreciation: EUR -0.6 billion.

A net allocation of EUR 105 million was made to the general reserve for banking risks.

After recognizing the general reserve for banking risks (EUR 0.3 billion), minority interests (EUR 2 billion) and preferred shares (EUR 2.1 billion), total equity amounted to EUR 21.3 billion.

This represented a B.I.S. ratio of 11.7% at December 31, 2003. The Tier-one ratio stood at 8.7% of risk-weighted assets (EUR 195.6 billion) compared with 8.1% at December 31, 2002.

Changeover to IAS

(International Accounting Standards)

Main differences identified between the accounting standards currently applied by the Société Générale Group and the IFRS (International Financial and Reporting Standards) adopted by the European Accounting Regulation Committee in July 2003.

All the accounting principles applied by the Group in accordance with Regulations 1999-07 and 2000-04 of the *Comité de la Réglementation Comptable* (French Accounting Regulation Committee) are described in detail in Note 1 of the notes to the consolidated financial statements.

These principles differ in certain aspects from those that must be applied by all listed companies as of January 1, 2005, in accordance with the European regulation published by the European Commission on July 19, 2002. Europe has opted for IFRS as the European financial reporting framework, subject to the said standards being validated by the European Accounting Regulation Committee (ARC).

Consequently, the differences identified at this stage do not take into account the standards relating to the treatment of financial instruments (IAS 39) and equity and debt instruments (IAS 32), which have not been adopted by the ARC, nor amendments to adopted standards still to be approved by the ARC, nor those standards still in the form of exposure drafts that will be published by the IASB (International Accounting Standards Board).

The main differences identified to date between the IFRS approved by the ARC and the accounting principles applied in preparing the Société Générale Group's consolidated financial statements for the 2003 financial year are set out below.

Business combinations (IAS 22)

The Group has retained the option provided for under the standard with respect to the first-time adoption of the International Financial Reporting Standards (IFRS 1), which consists in not restating acquisitions made prior to January 1, 2004 (opening balance). As such, goodwill on acquisitions financed by capital increases before January 1, 2000 and charged directly against capital will be retained in the opening balance.

This accounting treatment is no longer allowed with future acquisitions.

The draft amendment to IAS 22 currently provides for the elimination of goodwill amortization and the introduction of a goodwill impairment test at least once a year.

General reserve for banking risks (IAS 30 and 37)

The Société Générale Group has built up a general reserve for banking risks. Allocations to and write-backs from this general reserve are recognized under a special account heading on the income statement, below *Earnings before exceptional items and tax.*

Along with general risk reserves that do not comply with the conditions for accounting recognition defined in the standards, the general reserve for banking risks cannot be maintained in the accounts under IAS and instead is considered to constitute retained earnings.

Tangible fixed assets (IAS 16 and 36)

The revaluations of operating assets carried out by the Group in 1991 and 1992 may be either cancelled by adopting the historical cost valuation method or maintained by applying the provisions of the standard on the first-time adoption of IFRS. Moreover, this standard offers the possibility of revaluing fixed assets individually at their market value upon the first-time adoption of IFRS and of subsequently retaining this value as the historical cost of the revalued assets. Furthermore, the adoption of the component depreciation method, which demands the use of different depreciation lives for each component of a single fixed asset, should result in the calculation of a depreciation difference charged against capital.

As regards proprietary real estate investments held with a view to generating rental income and earning a return on the invested capital, the Group has not yet decided whether it will opt for the possibility of valuing such assets at their recoverable value, which would lead to the recognition of an unrealized capital gain increasing Group equity.

Leases (IAS 17)

The analysis of the substance of lease contracts, in accordance with IAS 17, which is more specific than the equivalent French standards, could lead to some contracts currently treated as finance leases being reclassified as rental agreements. In addition, IAS 17 imposes a more systematic revision of unsecured estimated residual values used to calculate the gross investment of the lessor in the finance lease and the need to adjust any financial income already recognized in the accounts.

Commissions (IAS 18)

The methods for the forward averaging of certain commissions received or paid in the course of financial intermediation activities will lead to the reversal of income and expenses booked under the current rules when issuing the loans in order to reintegrate the amounts at the effective interest rate of these loans in accordance with IAS 18.

Employee benefits (IAS 19)

In accordance with the accounting principles described in Note 1 of the notes to the consolidated financial statements for the 2003 financial year, the Group books provisions covering its pension liabilities, lump-sum retirement payments and long-service awards.

The main differences identified to date between these principles and the provisions of IAS 19 are as follows:

- **Scope of benefits**

A certain number of additional benefit categories are provided for under IAS, principally those related to retiree medical and life insurance.

- **Valuation methods**

At the current time, all entities within the Group use the valuation methods authorized in the country in which they are based. IAS 19 imposes the adoption of a single method based on coherent and consistent assumptions (for example, harmonization of actuarial calculations, discount rates, demographic assumptions, etc.) and the valuation of financial hedges at their market value, capped according to specific rules.

- **Financial reporting rules**

The current rules are complemented by the recognition on the balance sheet of certain hedges.

- **Publication requirements**

In addition, the notes to the financial statements will set out the methodology and assumptions used, the sensitivity of the results to these assumptions and additional non-accounting information explaining the possible future impact on results (unrecognized actuarial differences, amortizable past service costs).

Main impact on processes and systems

The changes linked to the adoption of the new accounting standards are felt at three different levels:

- At the operating level: modification of processes and systems for handling banking transactions in order to obtain the information required for accounting purposes under the new standards.
- At the level of each legal entity: adjustments to the accounting system of each legal entity so that it is able to produce IAS-compliant accounts alongside accounts prepared in accordance with local standards.
- At the Group level: enhancement of the Group's reporting standards, which are currently based on French standards and which in future will enable parallel reporting under two sets of standards in order to meet both French regulatory constraints and European requirements.

The adoption of IAS supposes a prior impact analysis for each of the Group's operating activities. The accounting systems of the entities and the Group's reporting systems can be adapted in parallel. The operational roll-out subsequently requires the integration of the various systems in order to ensure the quality of the information produced.

Organization of the program for the changeover to IFRS within the Société Générale Group

At the start of 2002, the Société Générale Group began a preliminary analysis of the impact of the changeover to IFRS in Europe. Following the publication in July 2002 of the European regulations confirming the implementation timetable, the Group set about creating the necessary project structures. A Group-level program was put in place at the start of 2003 in order to handle coordination of the various projects and look after monitoring at the General Management level. A steering committee meets once a quarter to this end. The program manager reports to the Group chief financial officer.

The program is responsible for analyzing IAS, interpreting the standards, and translating them into accounting principles for the Société Générale Group. It handles the functional coordination (verification of compliance with the Group's IFRS) of system and process upgrades, and checks the quality of the information produced during testing and the certification process. A change management project was launched to coordinate training, communication initiatives and changes to working practices.

The program comprises a set of projects, with each project featuring a project management team and dedicated resources. Projects have been set up within each business and for each of the corporate departments concerned.

Progress of groundwork for adopting new standards

As at the end of 2003, the majority of IFRS applicable in 2005 have been covered by a preliminary analysis and impact study. The most significant systems impacts have been covered by specifications, and will be developed and implemented in 2004.

Overall, there will be a gradual roll-out throughout the 2004 financial year, based on:

- A first stage at the start of 2004 aimed at enabling the production of comparative data based on the standards validated by ARC, i.e. excluding IAS 32 and IAS 39 on financial instruments.
- A second stage at the start of 2005 that takes on board the standards validated by Europe during 2004.

General IAS training initiatives were run throughout 2003, with priority given to those staff involved in the work of the program. The first half of 2004 will see the Group step up these efforts, notably as regards operational staff responsible for producing 2004 comparative data (staff from the Finance Department and operational staff from the core businesses). The second half of the year will be dedicated to preparations for January 1, 2005 (production of the opening balance over a full normative basis), including additional operational training on standards not applicable in 2004 and systems and process tests.

Risk Management

The mains risks incurred on banking activities are the following:

- **credit risks** (including country risk): risk of loss arising from the inability of the bank's customers, sovereign issuers or other counterparties to meet their financial commitments;
- **market risks:** risk of loss resulting from changes in market prices and interest rates, in correlations between these elements and their volatility;
- **structural risks:** risk of loss arising from an inability to refinance the bank's balance sheet at reasonable interest rates for the appropriate maturities;
- **operational risks** (including legal and environmental risks, among others): risk of loss resulting from unsuitable or failed procedures, persons or internal systems, or caused by external events.

Société Générale permanently invests in significant means to continue improving its risk management framework so as to reflect the diversification of its activities. These changes were implemented in compliance with two fundamental principles of banking risk management, as stipulated in regulations 97-02 and 2001-01 of the French Banking and Financial Regulation Committee *(Comité de la réglementation bancaire et financière):*

- risk assessment departments are independent of operating divisions,
- a consistent approach to risk assessment and monitoring is applied at Group level.

The Risk Division, which reports directly to the Bank's General Management, aims to underpin the Group's development and profitability by ensuring that the risk management framework is solid and effective. The Risk Division also includes risk modeling teams, information system project managers, industry experts and economic research teams, and is responsible for:

- defining and validating the methods used to analyze, assess, approve and monitor credit risks, country risks, market risks and operational risks;
- helping to draw up sales strategies for high-risk areas and permanently seeking to improve the forecasting and management of all such risks;
- contributing to the independent assessment of credit risks by commenting on transactions proposed by sales managers;
- identifying all Group risks and monitoring the adequacy and consistency of risk information systems.

A systematic review of the main issues concerning the bank's risk management is carried out during monthly risk committee meetings, which bring together members of the Executive Committee and managers from the Risk Division.

This committee considers the main strategic stakes wherever necessary: risk taking policies, measuring methods, material and human resources, analyses of portfolios and the cost of risk, market limits and credit concentration limits (by product, country, sector, region, etc.), crisis management.

Each department (commercial banking or business line) is responsible for submitting all new products and activities, or products under development to the New Product Committee of the relevant division. This New Product Committee aims to ensure that, prior to the launch of a new activity or product, all associated risks are fully understood, measured, approved and subjected to adequate procedures and controls, using the appropriate information systems and processing chains.

Credit Risks

Risk approval

Approval of a credit risk must be based on a good knowledge of the customer, the Group's risk strategy, the purpose, nature and structure of the transaction and the sources of repayment. It assumes that the return on the transaction will sufficiently reflect the risk of loss in the event of default.

The risk approval process is based on four core principles:

- all transactions giving rise to a counterparty risk (debtor risk, non-settlement or non-delivery risk, issuer risk) must be authorized in advance;
- all requests for authorizations relating to a specific customer or customer group must be handled centrally by a single operating division. The centralizing division is designated on a case-by-case basis in order to ensure a consistent approach to risk management and permanent control of the Group's potential exposure to major clients;
- responsibility for analyzing and approving risk is delegated to the most appropriate section of the business lines and credit risk units;
- risk assessment departments are fully independent at each decision-making level.

The Risk Division has a specialized department for financial institutions, which aims to increase the Group's expertise on this client segment by centralizing, in Paris and New York, the departments in charge of analyzing the quality of the Group's counterparties and approving the exposure limits allocated to all locations and business lines.

The Risk Committee regularly carries out a cross-business line assessment of existing or potential concentrations within the Group portfolio and the key features of these concentrations. The management of the Group's concentration risks is based on a series of procedures that include a system for analyzing exposure by risk category, as well as stress-test models and correlation studies.

The Risk Division recommends the concentration limits that it deems are needed, at any given moment, to reduce cross-business line risks with strong correlations, to the Risk Committee, broken down by country, geographic area, sector, product and type of customer, etc.

The definition of country risk limits is intended to assign an appropriate exposure limit to each emerging market, on the basis of the risk incurred and the expected return on transactions in each country. The allocation of limits is subject to final approval by Group General Management and is based on a process that takes due account of those business lines exposed to risk and the Risk Division.

The Group also has specific procedures to manage any credit crises that could arise with respect to a counterparty, industry, country or region.

Risk management and audit

All Group operating units, including trading rooms, are equipped with information systems enabling them to check, on a daily basis, that the exposure limits set for each counterparty have not been exceeded.

In addition to this day-to-day management of risks, a second level of control is performed by the head office operating divisions, using the Group-wide risk information system developed by Société Générale in recent years. This system is used to centralize in a single database almost all the commitments borne by all operating divisions, to consolidate exposure by counterparty and to reconcile this exposure with the corresponding authorizations. It is also used to provide source data for the portfolio analyses (by country, industry, type of counterparty, etc.), which are fundamental to an active risk management strategy.

Changes in the quality of outstanding commitments are reviewed at regular intervals, at least once a quarter, so as to assess the classification of "watch names", as well as to determine the level of provisioning required. These reviews are based on concurrent analyses performed by the operating divisions and the Risk Division. Furthermore, the Risk Division also carries out file reviews or risk audits at the level of all the Group's operating divisions. In addition, the Group's Internal Auditors also perform regular risk audits and report their findings to Group General Management.

The Audit Committee attached to the Group's Board of Directors is periodically informed of major changes in risk management methods and procedures, as well as in provisioning requirements. It examines the risk audit, which is drawn up under article 43 of regulations 97-02 and 2001-01 of the French Banking and Financial Regulation Committee, before the said audit is submitted to the Board of Directors.

Risk measurement

In response to the rapid growth in the Group's trading activities since the end of the 1980s, Société Générale decided to invest heavily in the development and implementation of high-performance systems for assessing and monitoring counterparty risks which arise from capital market activities. To this end, a specific measurement of risk was developed for derivative products, known as the "current average risk". This indicator enables the assessment of exposure in terms of commitments, and provides a good means of integrating counterparty risk in pricing. This indicator is itself complemented by a "stress-test" measurement in the case of illiquid markets or transactions involving a link between the underlying and the counterparty.

In the second half of the 1990's, the bank launched a major project to quantify all its credit risks using a "RAROC" (Risk Adjusted Return On Capital) approach.

One of the principal aims is to estimate expected losses on credit transactions during the business cycle, on the basis of quantitative methods.

Internal rating

To this end, the Group has adopted an internal ratings scale similar to that used by external ratings agencies. It includes 22 levels of risk, three of which concern high-risk/defaulting counterparties (outstanding loans classified as doubtful or non-performing).

The Group's rating scale comprises a series of methods and tools, each adapted to the specific nature of each client (size, nationality, industry, etc.) and the characteristics of each transaction (maturity, guaranties, type of transaction). It enables the bank to estimate the average potential loss and capital per client and per transaction.

The Group's rating models have been constructed jointly by banking experts (commercial and risk departments) and modeling teams. The methodologies used are updated on a regular basis.

Risk ratings are determined at the start of a relationship or a transaction, then regularly reviewed and/or modified whenever considered necessary in view of a particular event.

The rating enables the bank to analyze the degree of risk entailed in each credit transaction, determine the appropriate level of delegation and analyze the overall characteristics of the portfolio.

It forms the basis for the RAROC analysis (credit pricing, return on the transaction and the relationship, allocation of capital).

The tools used for rating and measuring risk and risk-adjusted performance are now widely implemented across the Group.

They are regularly used by customer relationship managers and risk managers to determine the various risk factors, set exposure limits and calculate the risk-adjusted return.

The rating approach is thus an integral part of all decision-making processes and of credit risk management.

For the Group's investment portfolio, a methodology has been developed for allocating capital based on risk measurement, which takes into account the correlation between geographical regions, industrial sectors and counterparty credit ratings, in order to estimate the potential losses on the basis of a pre-defined confidence interval. These techniques enable the Group to assess the extraordinary losses in the event of a significant deterioration in economic conditions.

At the Group level, these tools are currently used for analyzing client profitability and for active portfolio management.

They are used directly by the Finance and Corporate Planning Department to forecast capital allocation requirements.

Credit portfolio analysis

Outstanding on individual and business customers

At December 31, 2003, on- and off-balance sheet loans gross of provisions granted by the Société Générale Group to its non-banking clients totaled EUR 267 billion (including EUR 184 billion of outstanding balance sheet loans). The Group's commitments on its ten largest industrial counterparties account for 6% of this portfolio.


Transportation 5%
Telecoms operators 3%
Membership org. & recreation services 3%
Public administration & education 6%
Miscellaneous 2%
Real estate 7%
Healthcare & social services 2%
Machinery & equipment 4%
Business services 8%
Electricity, gas & water 5%
Transport equip. manufacturing 5%
Finance & insurance 15%
Food & agriculture 4%
Chemicals & pharmaceuticals 3%
Metals & minerals 3%
Hotels & catering 2%
Fuel production 4%
Construction 3%
Retail trade 6%
Paper, print & pub. 2%
Wholesale trade 7%
Textile manufacturing 1%
At Dec. 31, 2003

BREAKDOWN OF SOCIÉTÉ GÉNÉRALE GROUP COMMERCIAL OUTSTANDING BY INDUSTRY (excluding individual customers)
Total on-and off-balance sheet commitments: EUR 212 billion

The Group's loan portfolio is highly diversified in terms of sectors, and generally matches the structure of world GDP. Only one sector accounts for more than 10% of total Group outstanding (finance & insurance excluding banks), and is characterized by a moderate cost of risk.


France (individuals) 25%
France (corporates) 41%
Japan/Australia 1%
North America 3%
Latin America 2%
Asia outside Japan/Australia 2%
Africa/Middle East 4%
Eastern Europe 6%
Western Europe 16%

At Dec. 31, 2003

BREAKDOWN OF SOCIÉTÉ GÉNÉRALE GROUP LOANS TO NON-BANKING CUSTOMERS BY GEOGRAPHICAL REGION (including individual customers)

Total balance sheet commitments: EUR 184 billion


France (individuals) 17%
France (corporates) 37%
Japan/Australia 2%
North America 14%
Latin America 2%
Asia outside Japan/Australia 2%
Africa/Middle East 3%
Eastern Europe 6%
Western Europe 17%

At Dec. 31, 2003

BREAKDOWN OF SOCIÉTÉ GÉNÉRALE GROUP LOANS TO NON-BANKING CUSTOMERS BY GEOGRAPHICAL REGION (including individual customers)

Total on-and off-balance sheet commitments: EUR 267 billion

At December 31, 2003, 87% of the Société Générale Group's on- and off-balance sheet outstanding was concentrated on the major industrialized countries. Over 50% of loans are to French customers (37% to corporates and 17% to individual customers).

Commitments on Banking Counterparties

Authorizations relating to banking and similar counterparties are defined using an internal method for evaluating financial institutions and within a table of maximum limits (broken down by credit rating and maturity) approved by General Management.

At December 31, 2003 on-balance sheet banking commitments (excluding securities purchased under resale agreements) and off-balance sheet commitments amounted to EUR 23 billion (excluding delivery and replacement risk). The large majority of these risks (more than 88%) relates to banks rated "Investment Grade" by the rating agencies, while the Group's exposure is highly diversified and short-term exclusively in the case of banks with lower ratings. Consequently, Société Générale's cost of risk on its banking counterparties remains structurally very low.


% risk-weighted assets*
35
30
25
20
15
10
5
0
AAA
AA
A
BBB
BB
B
<BB

At Dec. 31, 2003

BREAKDOWN OF RISK BY INTERNAL RATING* FOR GROUP BANKING CUSTOMERS

S&P equivalent of internal rating

* *Borrower risk (including issuer risk) and replacement risk, excluding doubtful loans.*

Outstanding on emerging markets

The Group's outstanding on corporates and individual customers in emerging markets is subject to limits validated on an annual basis by General Management and represents 12% of Société Générale's loan portfolio.

At December 31, 2003, nearly three-quarters (EUR 14.4 billion) of the outstanding loans not covered concerned Retail Banking activities (which has good risk diversification), with the remaining quarter relating to Corporate and Investment Banking.

• Retail Banking

In Retail Banking, the outstanding on emerging markets not covered by specific provisions stood at EUR 14.4 billion at December 31, 2003, compared with EUR 14.0 billion at year-end 2002. This amount includes off balance-sheet commitments and takes into account the integration in 2003 of SG-SSB in Ghana (impact: EUR 0.1 billion). Furthermore, commitments in the amount of EUR 1.5 billion are covered by specific provisions. This portfolio covers 16 countries in four geographical regions (Eastern Europe, the Mediterranean basin, French-speaking Africa and Latin America). The majority of the corresponding commitments are denominated in the local currency and refinanced locally.

*Change in non-banking exposure on emerging markets** *(Retail Banking)*

In EUR bn, incl. recent acquisitions	Dec. 31, 2002	Dec. 31, 2003
Individual customers	2.0	3.0
Corporates	12.0	11.4
Total	**14.0**	**14.4**

** On- and off-balance sheet, net of specific provisions for identified risks.*

Out of this total, commitments to countries which will join the European Union on May 1, 2004 stood at EUR 8.1 billion at end-2003. Outstanding loans in other emerging countries are limited to EUR 6.3 billion.

- Corporate and Investment Banking

In Corporate and Investment Banking, the residual part of the Group's outstanding, not covered by specific provisions or guarantees (ECA, cash collateral), stood at EUR 5.2 billion on December 31, 2003 (half of which are to Investment Grade countries), up slightly against December 31, 2002 (EUR 5.1 billion).

*Change in non-banking exposure on emerging markets** *(Corporate and Investment Banking)*

(In billions of euros)	Dec. 31, 2002	Dec. 31, 2003
Mitigated country risk**	2.0	2.3
Standard country risk	3.1	2.9
Total	**5.1**	**5.2**

** On- and off-balance sheet, net of specific provisions for identified risks and guarantees (ECA, cash collateral).*
*** Transactions where the structure reduces the country risk, though without eliminating it (export prefinancing with offshore payment, political risk insurance, participation in financing extended by International Financial Institutions).*

Furthermore, outstanding covered by specific provisions amounted to EUR 0.4 billion.

Credit risk coverage, provisions and provisioning policy

Provisioning for credit risks at December 31, 2003

The net allocation to provisions for Société Générale Group commercial risk (excluding disputes) in 2003 amounted to EUR 1,106 million, compared with EUR 1,268 million at December 31, 2002.


1,301
717
653
1,226
519
648
2002
2003
Corporate Center and Global Investment Management
Corporate and Investment Banking
of which general reserve
Retail Banking and Financial Services

CHANGE IN GROUP PROVISIONING IN 2003

The Group's cost of risk (excluding disputes) in 2003 therefore declined to 59 basis points, compared with 70 basis points a year earlier.

Over the year, the Group's net allocation to provisions (including disputes) fell by 6%.

This fall is primarily down due to the drop in specific provisioning for identified risks in Corporate Banking, which relates mainly to the US portfolio: the allocation to provisions for US risks was EUR 66 million in 2003, against EUR 345 million in 2002.

In 2003, a net allocation of EUR 285 million was made to the general reserve for the Corporate and Investment Banking division.

Risk management

Provisioning for credit risks

Provisioning for credit risks principally covers doubtful and disputed loans. These loans totaled EUR 10.7 billion at December 31, 2003.



Africa/Middle East 13%
Western Europe 13%
Latin America 5%
North America 9%
Asia 7%
France 46%
Eastern Europe 7%
At Dec. 31, 2003

BREAKDOWN OF DOUBTFUL LOANS BY GEOGRAPHICAL REGION
Total doubtful and disputed loans: EUR 10.7 billion

These loans are covered by specific provisions amounting to EUR 7.3 billion at December 31, 2003.



Africa/Middle East 14%
Western Europe 10%
Latin America 5%
North America 5%
Asia 5%
France 53%
Eastern Europe 8%
At Dec. 31, 2003

BREAKDOWN OF PROVISIONS BY GEOGRAPHICAL REGION
Total provisions: EUR 7.3 billion

In view of the specific provisions for identified risks, the country risks reserve and general risk reserve (totaling EUR 8.3 billion), the coverage ratio for the Group's doubtful and disputed loans is very high at 78%.

Country risk reserve

Over and above the usual provisions covering credit risks, the bank books a general "country risk" reserve, intended to cover its risk on emerging markets. This reserve is not assigned to any identified risk and is calculated by rating each country according to its economic and financial environment and estimating average losses that would arise in the event of a major crisis.

At December 31, 2003, this provision totaled EUR 453 million.

General risk reserves (excluding country risk reserve)

Total general risk reserves booked by the Group amounted to EUR 558 million at December 31, 2003 compared with EUR 277 million at end-2002. This change was principally due to the Group's Corporate and Investment Banking arm reinforcing its general credit risk reserve by EUR 285 million, essentially related to the European loan book.

Market Risks

Organization

The organization of market risk management has been continually adjusted with a view to harmonizing existing procedures within the Group and guaranteeing that risk management teams remain independent from the operating divisions.

Although the front-office managers are responsible in the first instance for risk management, the ultimate responsibility lies with an independent structure: the Market Risk unit of the Risk Division. This unit is responsible for:

- daily monitoring (independently from the front office) of the exposure and risks incurred by all the Group's market activities and comparison of these exposure and risks with the limits set;
- defining the methods for measuring risk, as well as control procedures, approving the valuation methods used to calculate risks and results and approving reserves;
- developing the databases and systems used to assess market risks;
- preparing the limit applications based on the requests of the operating divisions, within the global limits set by General Management, and monitoring their use;
- centralizing, consolidating and reporting the Group's market risks.

On the proposal of this department, the Group's Risk Committee sets the levels of authorized risk by type of activity and takes the main decisions concerning Group risk management. Within each entity that incurs market risk, risk managers are designated to implement the first level of risk control. The main tasks of these managers, who are independent of the front offices, include:

- constant monitoring of exposure and results, in collaboration with front offices;
- daily verification of the market parameters used to calculate risks and results;
- daily calculation of market risks, based on a formal and secure procedure;
- daily limit monitoring for each activity, and constant checking that appropriate limits have been set for each activity.

In the case of the major trading rooms in France and abroad, these specialized market risk managers report directly to the Risk Division.

Methods of measuring market risk and defining exposure limits

Société Générale's market risk assessment is based on three main indicators, which are used to define exposure limits:

- the 99% "Value at Risk" (VaR) method, in accordance with the regulatory model, a composite indicator for day-to-day monitoring of the market risks incurred by the bank, in particular in its trading activities;
- a stress-test measurement, based on a decennial shock type indicator. Stress-test measurements limit the Group's exposure to systemic risk and exceptional market shocks;
- complementary limits (sensitivity, nominal, influence or holding period, etc.), which ensure coherency between the total risk limits and the operational limits used by the front office. These limits also enable risks only partially detected by VaR or stress-test measurements to be controlled.

The 99% Value at Risk (VaR) Method

This method was introduced at the end of 1996. It is constantly being improved with the addition of new risk factors and the extension of the scope covered by the VaR. Almost all the Group's market risks are monitored using the VaR method, in particular those relating to more complex activities and products. Only a few entities have not been included within the VaR process, and the market risks incurred by these entities are residual.

Interest rate or currency risks incurred on retail or commercial banking activities are included within the VaR scope when these risks are transferred to departments responsible for capital market activities.

The method used is the "historical simulation" method, which implicitly takes into account the correlation between all markets and abnormal distributions of variations in market parameters. It is based on the following principles:

- the *creation of a database containing risk factors* which are representative of Société Générale's positions (i.e. interest rates, share price, exchange rates, commodity prices, volatility, credit spreads, etc.). The VaR is calculated using a database of some 10,000 risk factors;
- the definition of 250 scenarios, corresponding to one-day variations in these market parameters over a sliding one-year period;
- the application of these 250 scenarios to the daily market parameters;
- the revaluation of daily positions, on the basis of these 250 adjusted daily market conditions and on the basis of a revaluation taking into account the non-linearity of these positions.

The 99% Value at Risk is the largest loss that would be incurred after eliminating the top 1% of most unfavorable occurrences. Over one year, or 250 scenarios, it corresponds to the average of the second and third largest losses observed.

The VaR is first and foremost designed to monitor market activity in the Bank's trading portfolios. In 2003, the VaR limit for all trading activities was set at EUR 60 million.

The value at risk in the Group's trading activities, across the full scope of activities, evolved as follows in 2003:


40
35
30
25
20
15
10
5
0
31 Dec.
14 Jan.
28 Jan.
11 Feb.
25 Feb.
11 Mar.
25 Mar.
08 Apr.
22 Apr.
06 May
20 May
03 Jun.
17 Jun.
01 Jul.
15 Jul.
29 Jul.
12 Aug.
26 Aug.
09 Sep.
23 Sep.
07 Oct.
21 Oct.
04 Nov.
18 Nov.
02 Dec.
16 Dec.
30 Dec.

EVOLUTION OF THE TRADING VALUE AT RISK (TRADING MARKET ACTIVITIES PORTFOLIO) DURING 2003 (1 DAY, 99%)

In millions of euros

Breakdown of trading VaR by type of risk – Change between 2002 and 2003

(in millions of euros)

1-day, 99%	Year-end		Average		Minimum		Maximum	
	2003	2002	2003	2002	2003	2002	2003	2002
Interest rate risk	(23)	(27)	(22)	(30)	(17)	(23)	(30)	(43)
Equity price risk	(15)	(12)	(14)	(17)	(8)	(8)	(24)	(30)
Exchange rate risk	(1)	(1)	(1)	(1)	(1)	(1)	(3)	(3)
Commodity price risk	(3)	(2)	(3)	(4)	(2)	(1)	(5)	(6)
Compensation effect	18	16	17	20	NM*	NM*	NM*	NM*
Total	**(24)**	**(26)**	**(24)**	**(32)**	**(17)**	**(20)**	**(34)**	**(56)**

* *Compensation not significant since the potential minimum and maximum losses do not occur on the same date.*

As we can see in the chart above, the average VaR fell from EUR 32 million to EUR 24 million between 2002 and 2003, largely due to the reduction in exposure to interest rates. Compensation remained high, reflecting the bank's high degree of risk diversification.


Commodity price risk (7%)
Interest rate risk (55%)
Exchange rate risk (2%)
Equity price risk (36%)

BREAKDOWN OF TRADING VaR BY TYPE OF RISK

Methodological limits to VaR assessment

The VaR assessment is based on a model and conventional hypotheses that have their limits. The main shortcomings of the model are:

- the use of "1 day" shocks assumes that all positions can be unwound or hedged within one day, which is not always the case for some products and in some crisis situations;
- the use of the 99% confidence interval does not take into account any losses arising beyond this interval; the VaR is therefore an indicator of losses under normal market conditions and does not take into account exceptionally large fluctuations;
- VaR is calculated using closing prices, so intra-day fluctuations are not taken into account.

The Group manages this methodological risk by:

- systematically assessing the relevance of the model by back-testing to verify that the number of days for which the negative result exceeds the VaR complies with the 99% confidence interval, which is the case since the VaR system was introduced. This back-testing is carried out on each of the scopes for which a VaR is calculated, enabling the process to be validated at both a global and sub-activity level. The chart on the following page represents the back-testing of the VaR on the regulatory scope. The daily total never exceeded the amount of the VaR in 2003. Statistically, the 99% confidence interval would still be valid if the VaR is exceeded two or three times a year;
- complementing the VaR system with stress-test measurements.


60
40
20
0
-20
-40
-60
Jan. 01, 03
Jan. 15, 03
Jan. 29, 03
Feb. 12, 03
Feb. 26, 03
Mar. 21, 03
Mar. 26, 03
Apr. 09, 03
Apr. 23, 03
May 07, 03
May 21, 03
Jun. 04, 03
Jun. 18, 03
Jul. 02, 03
Jul. 16, 03
Jul. 30, 03
Aug. 13, 03
Aug. 27, 03
Sep. 10, 03
Sep. 24, 03
Oct. 08, 03
Oct. 22, 03
Nov. 05, 03
Nov. 19, 03
Dec. 03, 03
Dec. 17, 03
Dec. 31, 03
P&L
VaR

VaR BACK-TESTING USING THE REGULATORY SCOPE DURING 2003 (1 DAY, 99%)

in millions of euros

The Stress Test model

Alongside the internal VaR model, Société Générale monitors its exposure using the "stress test" method so as to take exceptional market occurrences into account.

The "stress test" risk assessment methodology adopts the following principles:

- risks are calculated separately every day for each business and for each market, with all products considered together, but without taking into account the correlation between markets.
- the risk represents the worst possible impact of sudden and extraordinary changes in market conditions, or of any less extreme changes that enable the non-linear nature of certain positions to be taken into account.
- these extreme changes are adapted to each underlying asset and are determined on the basis of a historical analysis of movements over long periods of time and are constantly updated according to changes in the markets (in particular taking into account the scenarios of the summer of 2002, the autumn of 2001, the summer of 1998, the Asian crisis of 1997 and the 1987 stock market crash).
- stress-test limits are established for some individual activities and for the Group's activity as a whole.

The following pages include a table of the scenarios used as a basis for the stress-tests for each of the main risk factors and their amount at December 31, 2003 (these risks are not aggregated for measuring decennial risk as the probability of them occurring simultaneously is very low).

For each activity, the risk is the aggregate of the worst cases, without taking into account correlation between markets or between currencies. For example, for the equity and index businesses, total risk is equal to the sum of the largest potential losses on each market, with certain risks corresponding to a rise in the market and others to a fall. This hypothesis of non-correlation is highly improbable and reflects a conservative approach to the total risk of each activity.

The various stress-test scenarios are regularly revised and updated in consultation with the Group's economists and a number of specialists, supervised by the Risk Department.

Ten-year stress-test risk: exposure at December 31, 2003 and underlying assumptions

Stress-test scenarios	Exposure at December 31, 2003 and assumptions
Exchange rate risk:	**Exposure at December 31, 2003: EUR - 32 million**
Exchange rate risk	Risk measured by currency, on the basis of a +/-6% variation in the exchange rate for non-emerging market currencies, a +6/-10% variation for strong emerging market currencies, a +10/-15% for free-floating emerging market currencies and a +10/-30% variation in high-risk emerging market currencies.
Currency position	Risk measured by pair of currencies, on the basis of a simultaneous variation in the spot price (see above) and in volatility (a relative variation of -30/+60% for one-week maturities, down to -7/+10% for 10-year maturities).
Interest rate risk:	**Exposure at December 31, 2003: EUR - 268 million**
Directional interest rate risk	Scenarios defined by currency category. With category-A currencies (EUR and USD), a relative variation in interest rates ranging from 60% up and 30% down for 1-week positions to +/-8% for maturities over 10 years.
Pivot risk	Scenarios defined by currency category. Deformation of the yield curve on the basis of fluctuations on the curve at 2 years, 5 years and 10 years.
Swap spread risk	Scenarios defined by currency category. A 10-100 bp widening of the swap spread according to the currency.
Specific risk/investment-grade fixed-income securities	Doubling of spreads.
Interest rate options	Risk measured on the basis of a simultaneous variation in interest rates (see above) and volatility: upward movement, downward movement, 2 scenarios of fluctuations on the curve according to maturity of the option, 2 scenarios of fluctuations on the curve according to maturity of the underlying.
Equity/index price risk:	**Exposure at December 31, 2003: EUR - 435 million**
Cash equity positions	A fall in market prices of 15% for non-emerging markets and 30% for emerging markets. These variations increase in the case of illiquid securities.
Equity and stock market index derivatives	A simultaneous variation in market prices (variation of +10/-15% for non-emerging markets and +15/-30% for emerging markets) with a rise in volatility (a rise of 40 points for 3-month maturity to 9 points for 5-year maturity), and a scenario of falling volatility (-20% for 3-month to -5% for 5-year) with spot price unchanged.
Commodity price risk:	**Exposure at December 31, 2003: EUR - 11 million**
Energy - Commodities	A simultaneous variation in commodity prices (+20/-30% for oil products, +/-15% for gold, +30%/-20% for silver, etc.) and volatility (relative variation according to the product and maturity).
Emerging market risk:	**Exposure at December 31, 2003: EUR - 42 million**
	The worst of two scenarios (variation in country spreads of between +100% and -50%, variation in price of +20/-45%) is used for each country.

Structural risks

The application of regulations 97-02 and 2001-01 of the CRBF (French Banking and Financial Regulation Committee) on internal control provided Société Générale with the opportunity to define the principles for monitoring the Group's exposure to interest rate, exchange rate and liquidity risks, principles which had been in force for several years.

The general principle is to concentrate these risks within capital market activities, where they are monitored and controlled using the methods described above. These methods ensure that risks related to commercial transactions and proprietary transactions (transactions involving shareholders' equity, investments, bond issues) are covered as fully as possible, either individually or globally.

Consequently, "structural" risks only arise from the residual positions attached to these operations, after hedging.

Organization

Monitoring structural risks is the responsibility of the head of each of the Group's operating divisions. Each of these divisional heads is assisted by a "structural risks officer", responsible for risk analysis and reporting (first-level controls). Entities use a common system for reporting structural risks.

The Asset and Liability Management unit of the Finance and Corporate Planning department is responsible for directly monitoring domestic activities, as well as consolidating the risks taken by each Group entity. This unit also assists in preparing and validating the models used by the different divisions (second-level control).

The unit works in liaison with the division finance departments, which are responsible for the quality of information reported. These quarterly reports on structural risk are of an accounting nature.

Lastly, the Finance Committee, which meets at General Management level, validates the methods for analyzing and assessing risks, sets exposure limits for each Group entity. The Finance Committee periodically examines the analysis of interest rate, currency and liquidity risks drawn up by the Asset and Liability Management unit. The Finance Committee also examines the main issues relating to structural risk management.

Structural interest rate risks

Structural interest rate risks arise from residual surpluses or deficits on fixed-rate outstanding positions with future maturities after hedging.

Structural interest rate risks are analyzed on the basis of a global assessment of the evolution of outstanding positions for both fixed-rate and floating-rate products.

Assets and liabilities are analyzed independently, without any *a priori* allocation of funds. The maturity of the outstanding positions takes account of models of historical client behavior patterns (special savings accounts, early redemption, etc.), as well as assumptions relating to some aggregates (principally shareholders' equity and sight deposits).

Options are analyzed through their delta equivalent, in order to ensure that they can be added to the underlying assets. The determination of gaps enables calculation of the position's sensitivity to changes in interest rates.

The current stress-test corresponds to an immediate parallel shift of 1% in the yield curve. The impact of this scenario on the current net value of the portfolio of assets and liabilities is compared with the defined limits.

Deposits relating to retail banking activities in France are mostly considered to be fixed-rate funds, and their total exceeds the duration of commitments of a similar nature. Due to macro-hedging operations, essentially carried out through fixed-rate swaps, and on the basis of the assumptions used, the sensitivity of the French Networks is low. Overall the retail banking sensitivity in France is less than EUR 200 million.

Transactions with large corporates are match-funded and therefore present no interest rate risk.

Consequently, the majority of the Group's residual position is linked on the one hand to that part of equity reinvested in fixed-income instruments and, on the other, to foreign currency deposits held in subsidiaries or branches based in countries with weak currencies, where these deposits are not reinvested over a sufficiently long investment horizon, often due to the absence of appropriate long-dated fixed-rate instruments or hedging products such as swaps.

Société Générale's total exposure continued to represent a very small portion of the Group's equity, below the overall limit of 2.5% set by General Management.

Structural exchange rate risks

Structural exchange rate risks essentially arise from:

- foreign currency denominated investments in shareholdings of subsidiaries or branches financed through a purchase of the foreign currency,
- retained earnings in foreign entities,
- investments made by some entities for regulatory reasons in a currency other than that used for its funding.

Société Générale chooses to take up these positions, since Group policy for its very long-term investments is to purchase strong currencies (USD, CZK, GBP, JPY) to finance investments in shareholdings of subsidiaries or branches.

For accounting purposes, the result of these positions is booked under translation differences, which are included in shareholders' equity and therefore contribute to hedge the Group's solvency ratio against exchange rate fluctuations. The Group's aim is to render its solvency ratio insensitive to exchange rate fluctuations.

Liquidity risk

Through its retail banking activities in France and abroad, Société Générale has a large and diversified deposits base, which provides permanent resources to finance domestic activities and which produces surplus liquidity. Credit transactions with international customers are financed on the large, extremely liquid deposit certificates market in the United States and on the interbank market. Securities activities mainly involve liquid securities, financed through repurchase agreements.

Due to the stability of Group resources, Société Générale has not needed to issue bonds in recent years, apart from subordinated loans or structured issues intended to meet specific commercial requirements. Similarly, use of the overnight market is deliberately restricted, in order to protect the Group from very short-term risks.

Operational risks

General description

Operational risk is defined as the risk of losses resulting from the unsuitability or failure of internal procedures, persons or systems, or caused by external events (disasters, fire, physical attacks, etc.). It includes risks linked to the security of information systems, legal and regulatory risks and environmental risks, along with risks to the Bank's business activity and reputation risk.

Operational risk is inherent in each of the Group's businesses and service activities. Its management is based on a system of prevention, control and coverage, integrating detailed procedures, permanent supervision and insurance policies, alongside work carried out by the internal audit and General Inspection departments.

Over the last few years, the Group has developed a thorough and coherent approach designed to reinforce the control and active management of operational risk within the Group.

The target system is based on a coherent series of procedures, measurement tools, management methods and reporting. It is in line with the Basel Committee's 2003 publication "Sound Practices for the Management and Supervision of Operational Risk" and meets the new regulatory requirements concerning the solvency ratio to be implemented in 2006.

The design of these tools and overall implementation of the project is the responsibility of the Operational Risk unit of the Basel II Program department. The practical application of the system is the responsibility of the operating divisions and corporate departments, and is currently in line with the multi-year plan approved by General Management.

The audit and General Inspection teams verify each element of the system before it is deployed.

Operational risk management

The Group maintains a database of all internal operating losses, and has extended its scope to cover all entities, both in France and abroad. This common database enables the Risk Department and each commercial division or support department to analyze their losses (by type of event, cause, activity, etc.) and monitor their evolution, along with the proposed action plans.

A specific methodology for evaluating the control environment has also been formally defined. This process is designed to alert the commercial divisions as soon as possible if they are vulnerable to risks so that they can react and reduce potential losses. Under this methodology, the risks inherent in each activity are defined in a risk map, and the quality and efficiency of the corresponding control procedure is rated on a regular basis.

The Group is currently finalizing a software application for managing its operational risks, integrating data from all its entities.

Operational risk measurement

The Group is developing an internal model to calculate the capital that must be allocated to operational risks under regulatory requirements.

Business continuity plans

- The Audit Department recently carried out a study to assess the coherency and efficiency of the Business Continuity Plans for the Group's main businesses.
- A coordination team was set up, which is responsible for:
  - standardizing all Business Continuity Plans;
  - circulating information on internal and external best practices throughout the Group;
  - monitoring the development and updating of the continuity systems.
- Various tests have been carried out to evaluate the efficiency of the Business Continuity Plans, with the involvement of the operational staff of the various divisions.
- The Board of Directors has also been kept informed of the work carried out in this area.

Legal risks

Dependency

Société Générale is not dependent on any patent or license, nor on any industrial, commercial or financial provisioning contract.

Risks and litigation

- Risks arising out of material litigation matters initiated against the Group are subject to a quarterly review. To this end, the managers of subsidiaries and branches, in France and abroad, review these litigations every quarter and assess the potential loss if any. These assessments are forwarded to the Paris Headquarters where they are reviewed by a committee headed by the Corporate Secretary and composed of members of the Financial, Legal and Risk Departments. This committee makes recommendations on the basis of which the General management decides the amount of the reserves or whether any existing reserves should be reversed.
- Like many financial institutions, Société Générale is subject to numerous litigations, including securities class actions lawsuits in the U.S., and to regulatory investigations. The Group has taken provisions in its financial statements for those matters that are liable to have or have recently had a significant impact on the financial condition of the Group, its results or its business, as assessed at December 31, 2003. Except as set forth below, the other litigation matters are not anticipated to have a material effect on the Group's financial condition or it is still too early to determine at this stage whether they may have such an impact.
- On January 19, 2000, High Risk Opportunities Hub Fund Ltd. (HRO), a hedge fund in receivership, represented by its receivers, commenced a lawsuit against Société Générale (and another bank), before the Supreme Court of the State of New York asserting two claims for breach of contract relating to a series of non-deliverable USD/Russian ruble foreign exchange transactions.

  On one cause of action, which has been dismissed by the court and potentially could be appealed, HRO seeks consequential damages of at least USD 1 billion. On the second cause of action, with respect to which both HRO and Société Générale have moved for summary judgement, HRO seeks compensatory damages of more than USD 190 million plus interest. In April 2003, Société Générale and HRO entered into a settlement agreement that is subject to the approval of the Grand Court of the Cayman Islands, which is presiding over HRO's bankruptcy proceedings. In July 2003, the Grand Court refused to approve the settlement. HRO has appealed that ruling. The settlement agreement between Société Générale and HRO remains in effect while HRO pursues its appeal. Société Générale has established provisions for this matter.
- The lawsuit filed against SG Cowen Securities Corporation (SG Cowen) before the United States Court for the District of Massachussetts by the New England Teamsters and Trucking Industry Pension Fund, was settled in late 2003. Insurance carriers funded the full amount of the settlement. The lawsuit has been dismissed.
- In January 2002, Société Générale was informed that Frank Gruttadauria ("Gruttadauria"), a former employee of SG Cowen's retail brokerage business that was sold in October 2000, had defrauded numerous customers and misappropriated their assets at various firms that had employed him, including SG Cowen. Gruttadauria has been convicted and sentenced in federal court in Ohio to a seven-year term of imprisonment for his crimes. Numerous former customers of SG Cowen have commenced or threatened to commence lawsuits

and arbitrations against Société Générale and SG Cowen arising out of Gruttadauria's fraudulent conduct. Société Générale and SG Cowen have reached settlements with many former customers and are attempting to resolve the remaining disputes with their former customers, but many lawsuits and arbitrations filed by former customers are ongoing and some of them are scheduled for hearings in the first quarter of 2004. SG Cowen has reimbursed former customers for the out-of-pocket losses they incurred resulting from Gruttadauria's misconduct.

In August 2003, SG Cowen entered into consent orders with the New York Stock Exchange ("NYSE") and the US Securities and Exchange Commission ("SEC"), under which SG Cowen was charged with failure to supervise Gruttadauria during the 27-month period he was employed by SG Cowen, and violations of the federal securities laws arising out of SG Cowen's failure to maintain accurate and complete books and records during the same time period. Pursuant to the orders, SG Cowen agreed, among other things: to a censure imposed by the SEC; to pay a total of USD 5 million in fines to the NYSE and the SEC; to undertake a review of certain firm policies, procedures, practices, and supervisory systems; and to participate in an expedited arbitration procedure to resolve the claims of former customers who choose to take advantage of the procedure.

On December 16, 2003, SG Cowen entered into an agreement with the Cuyahoga County (Ohio) Prosecutor under which the Prosecutor agreed not to file any civil, criminal or administrative charges against SG Cowen relating to the criminal activities of Gruttadauria while he was an employee of the firm from July 1998 through October 13, 2002. SG Cowen agreed to pay a total of USD 4.5 million to Cuyahoga County and the State of Ohio, representing the forfeiture of certain fees generated by Gruttadauria and the cost of the Prosecutor's investigation.

Société Générale has established provisions for all the financial consequences of this matter. This provision has been set off by a reversal for the same amount from the General Reserve for Banking Risks (Fonds pour risques bancaires généraux).

- SG Cowen is one of several defendants named in lawsuits arising out of the accounting fraud that caused the collapse of Lernout & Hauspie Speech Products, N.V. (L&H), a former client of SG Cowen.

In one lawsuit pending in the federal court in Boston, the former owners of Dragon Systems, Inc. allege that SG Cowen violated federal securities and state laws by making material misrepresentations to the plaintiffs while SG Cowen was advising L&H in connection with its acquisition of Dragon and published materially misleading research on L&H. Discovery is under way in that case.

In another lawsuit pending in the same court, the Trustee of the Dictaphone Litigation Trust alleges that SG Cowen made material misrepresentations to Dictaphone while SG Cowen was a financial advisor to L&H on its acquisition of Dictaphone, and published materially misleading research on L&H, in violation of various federal and state laws. SG Cowen has moved to dismiss the amended complaint filed in that lawsuit. In another L&H lawsuit pending in federal court in New Jersey, short-sellers of L&H stock allege that SG Cowen participated in a scheme to artificially inflate L&H's stock price through allegedly false and misleading research reports published by SG Cowen, in violation of federal securities laws and state laws. SG Cowen's motion to dismiss the complaint is pending.

Société Générale has established reserves for these matters.

Environmental risks

See page 84.

Insurance for operational risks

I - Description of insurance policies: general policy

Société Générale has a global insurance policy that consists in seeking the broadest and most comprehensive guarantees available with respect to the risks to which the Group is exposed. Additional insurance policies may be taken out locally, to provide either first-level guarantees that may be below the global guarantee thresholds, or particular guarantees applicable to specific activities.

The contraction of the insurance market since 2001 has made it more difficult to set up insurance programs adapted to the Group's requirements since 2002, a problem shared by all major companies.

In the case of traditional guarantees, the Group was able to renew the majority of the policies bought on the market. Despite the difficulties experienced by insurers, Société Générale kept and in some cases improved its existing level of cover, particularly as regards guarantees for risks linked to financial activities.

The Group has an internal reinsurance company that intervenes with some policies to reduce the deductible imposed by insurers, which in some cases is particularly high.

As a result, despite the contraction in the market for the insurance of these risks, the Group was able to set up insurance policies that considerably exceed the level of losses realized.

II – Description of cover

a) General risks

1. Buildings and their contents, including IT equipment, are insured at their replacement value. In France, the budget amounted to EUR 3.2 million.
2. Liability other than professional liability (i.e. relating to operations, directors and officers, vehicles, etc.) is covered by insurance policies around the world. The amounts insured vary from country to country, but correspond to operating requirements. In France, the budget amounted to EUR 1.7 million.

b) Risks arising from activity

Insurance is only one of the ways of offsetting the consequences of the risks inherent in the Group's activity, and as such it complements the Group's risk management policy.

1. Mortgage loans

90% of mortgage loans granted by the bank are accompanied by life insurance policies covering the borrower.

2. Theft/fraud

These risks are included in a "global banking" policy that insures all the Bank's activities around the world.

3. Professional liability

The consequences of any lawsuits are insured under a global policy. The level of cover is the best available on the market.

4. Operating losses

The consequences of an accidental interruption in activity are insured under a global policy. This policy complements the business continuity plans. The amounts insured are designed to cover losses incurred between the time of the event and the implementation of an emergency solution.

Other risks

The Group is aware of no other risk to be mentioned in this respect.

Regulatory ratios

International solvency ratio

(B.I.S. ratio)

The international solvency ratio requires financial institutions handling a significant volume of international business to maintain a minimum level of equity in reserve on a permanent basis, in order to cover their credit exposure and capital market risks.

Until December 31, 1997, the B.I.S. ratio was essentially limited to counterparty risks. Since January 1998, it has been extended to cover also market risks (interest rate, exchange rate, equity price and commodity price risks).

The regulatory framework for monitoring market risk exposure allows banks to calculate their regulatory capital requirements using internal models, provided that these models meet certain criteria and reflect an adequate risk management strategy, and that the model itself has been approved by the banks' supervisory authorities. Société Générale's internal VaR model has been approved by the French Banking Commission (see section on "Market Risk Valuation Method", p. 117).

Since December 31, 1998, the market risks for the majority of transactions have been calculated using this internal model, while the standard method is used for all other operations.

The Group's B.I.S. ratio stood at 11.68% at December 31, 2003, excluding Tier-3 capital, compared with 11.13% at end-December 2002 and 11.49% at end-December, 2001.

Risk-based capital, risk-weighted assets and solvency ratios

(in millions of euros at December 31)	2003	2002
Risk-based capital		
Group shareholders' equity	16,877	15,734
Dividends	(1,021)	(853)
General reserve for banking risks	312	207
Minority interests after appropriation of net income	1,847	1,768
Preferred shares	2,120	1,668
Prudential deductions (1)	(3,194)	(3,265)
Total Tier-1 capital	**16,941**	**15,259**
Total Tier-2 capital	**9,066**	**9,219**
Other deductions (2)	**(3,164)**	**(3,621)**
Total risk-based capital	**22,843**	**20,857**
Risk-weighted assets	**195,593**	**187,384**
International solvency ratio (B.I.S. ratio)	**11.68%**	**11.13%**
Tier-1 ratio	**8.66%**	**8.14%**

(1) Essentially goodwill and intangible assets.
(2) Holdings in non-consolidated financial companies or those accounted for by the equity method.

Regulatory ratios

Group shareholders' equity at end-December 2003 totaled EUR 16.9 billion (compared with EUR 15.7 billion in 2002). After taking into account minority interests, preferred shares, the general reserve for banking risks and prudential deductions, total Tier-1 capital stood at EUR 16.9 billion, giving a Tier-1 ratio of 8.66% at December 31, 2003 (compared with 8.14% at December 31, 2002).

Risk-weighted assets by type of activity break down as follows:

- the increase in risk-weighted assets over 2003 (EUR +8.2 billion) resulted from the rise in counterparty risks. These accounted for 95% of risk-weighted assets, amounting to EUR 186.1 billion, at December 31, 2003 (94.5% at December 31, 2002);
- risk-weighted assets relating to market risk accounted for 5% of the total, down slightly on 2002 (5.5%).

The credit risk on derivatives essentially relates to instruments with maturities under five years (a detailed analysis of these instruments is included in the notes to the consolidated financial statements on page 167, note 21).



Total counterparty risk exposure
EUR 186.1 billion
95%
Derivatives
EUR 7 billion
3.6%
Plain vanilla on and off-balance sheet items EUR 179 billion
91.5%
Other
0.5%
Total capital market risk exposure
EUR 9.5 billion
4.9%
OECD
Credit institutions
4.1%
Customers
86.9%
At Dec. 31, 2003

BREAKDOWN OF RISK-WEIGHTED ASSETS BY TYPE OF RISK

Capital adequacy ratio

(CAD ratio)

This ratio replaced the European solvency ratio in 1996, and sets out the minimum capital required to cover counterparty and market risks.

At December 31, 2002, these risks were 156.7% covered by Group equity, excluding any Tier-3 capital (compared with 154.3% at December 31, 2002).

As regards the international solvency ratio, the Group's equity requirements principally arise from "plain vanilla" banking activities.

Ratio of large exposures

The ratio of large exposures is calculated on a quarterly basis, but Société Générale respects this ratio on an on-going basis:

- the total risk incurred by Société Générale in respect of any debtor taken individually does not exceed 25% of consolidated net equity;
- the total risk incurred by Société Générale in respect of all debtors which, taken individually, represent risks of over 10% of consolidated net equity, does not exceed eight times consolidated net equity.

Liquidity ratio

Société Générale's one-month liquidity ratio, which is used to monitor short-term liquidity, averaged 113.5 % over 2003. At the end of each month in 2003, it was above the minimum regulatory requirement of 100%.

Prudential ratio

(funding ratio)

The prudential ratio, which is used to determine long-term liquidity, measures receivables due in more than five years against funds with a remaining maturity of more than five years. At December 31, 2003, this ratio stood at 93.9%, above the minimum regulatory standard of 60%.

Report of the Chairman on internal control procedures

This report has been prepared in compliance with articles L 225-37 and L 225-68 of the French Commercial Code, pursuant to Article 117 of the law on financial security dated August 1, 2003. It relates to the internal controls carried out by the consolidated Société Générale Group. In addition, the chairman of each French limited liability company that is a subsidiary of the Group is required to draft a specific report.

Given the extent and diversity of the risks inherent in banking activities, internal control within banks is a vital instrument in risk management and thus plays an important role in ensuring the sustainability of their activities. It forms part of a strict regulatory framework defined at the national level, and is also a focus of various projects at the international level (Basel Committee). Internal control concerns all areas of the Group – primary responsibility lies with the operational staff, but a number of support departments are also involved, notably the Risk Department, the Internal Audit Department and the *Inspection Générale*, together with all the Group's Finance Departments.

The Role of the Board of Directors' Audit Committee:

In addition to its responsibilities relating to the work of the Statutory Auditors (selecting the auditors, ensuring they are independent and examining their work schedule), the Audit Committee also plays an essential role in the Board of Directors' assessment of the Group's internal control.

The Committee is responsible for the following:

- *examining the consistency of the internal mechanisms implemented to control procedures, risks and ethical compliance;*
- *examining the Group's schedule of internal audits and the annual report on the internal control system, which is drawn up in accordance with banking regulations, and evaluating the organization and functioning of the internal control departments;*
- *examining follow-up letters sent by the French Banking Commission and evaluating the draft responses to these letters;*
- *examining the policy for risk management and monitoring off-balance sheet commitments, notably in accordance with the notes on this subject drafted by the Finance Department, Risk Department and Statutory Auditors.*

In order to carry out these functions, the Audit Committee is entitled to question, under the conditions it decides, the chief executive officers of the Company, the Statutory Auditors and the managers in charge of the accounts, internal control, risk management and ethical compliance (see "Corporate Governance", p. 11).

Internal control is part of a strict regulatory framework to which all banking establishments are subject, and concerns all Group staff

A strict regulatory framework

The conditions for conducting internal controls in banking establishments are defined in the amended regulation No. 97/02 of the French Banking and Financial Regulation Committee. This text, which applies to all credit institutions and investment companies, defines the concept of internal control, together with a number of specific requirements relating to the measurement and limitation of the various risks inherent in the activities of the companies in question, and the procedures under which the deliberating body must assess and evaluate the quality of the internal controls carried out.

In August 2001, the Basel Committee published a consultation paper reaffirming the four principles – independence, universality, impartiality, and sufficient resources – which must form the basis of the internal audits carried out by credit institutions.

At Société Générale, these principles have been applied primarily through five directives, one of which constitutes the Group audit charter, while the other four relate to the work of the Risk Department, the management of credit risks, the management of market risks and the management of interest rate, exchange rate and structural liquidity risks.

The audit Charter defines internal control as the resources that enable the Group's General Management to ascertain whether the transactions carried out and the organization and procedures put in place in the Company are compliant with the legal and regulatory provisions in force, professional and ethical practices, internal regulations and the policies defined by the Company's executive body. The internal control is designed to:

- detect and measure the risks borne by the Company, and ensure they are adequately controlled;
- guarantee the reliability, integrity and availability of financial and management accounting information;
- verify the quality of the information and communication systems.

Report of the Chairman on internal control procedures

The first level of responsibility for internal control lies with the operational staff

The cornerstone of our internal control system is the permanent supervision of activities at the local level by operational staff. This comprises all procedures implemented on a permanent basis to guarantee that transactions carried out at the operational level are correctly handled, secure and valid. Permanent supervision comprises two elements:

- **everyday security:** all operational staff are required to permanently comply with the applicable rules and procedures in all transactions carried out;
- **formal supervision:** management is required to make regular checks using written procedures, to verify that staff are complying with rules and procedures for processing transactions and for ensuring effective day-to-day security.

In order to ensure this system functions correctly, operating methods need to be formally defined and communicated to all Group staff. The permanent supervision procedures are adapted for each Group entity on the basis of their particular activities, and are set out in specific documents.

Other functions involved in internal control

Over and above the administrative and financial processing of transactions, the middle and back offices responsible for executing and recording all transactions carried out within the Group also carry out first-level controls in accordance with regulatory requirements.

At the same time, a number of functional departments, which are independent from the operational departments, also control Group transactions:

- **the Risk Department,** which is in charge of identifying all risks borne by the Group, defining or validating methods and procedures for analyzing, measuring, approving and monitoring risks, ensuring the adequacy of risk information systems and managing risk portfolios, monitoring cross-business risks and anticipating risk provisioning for the Group. The department also helps to assess risk by giving an opinion on all transactions proposed by sales managers;
- *the Group Finance Department:* in addition to its strategic and financial management responsibilities, the Finance Department also carries out extensive controls. It analyses the financial aspects of the Group's capital transactions and its financial structure, is responsible for asset/liability management, and consequently defines, manages and controls the Group's financial position and structural risks. Furthermore, it ensures that the regulatory financial ratios are complied with, defines accounting standards, reference frameworks, principles and procedures for the Group, ensures they are respected and verifies that all financial and accounting data published by the Group is reliable;
- **the Division Finance Departments** are hierarchically attached to the division managers and functionally attached to the Group Finance Department. They make sure that decisions taken at the local level are correctly implemented and control the quality of the information in the consolidated financial reports submitted to the Group;
- **the Compliance Department** ensures that all compliance rules and principles applicable to the Group's various activities are disseminated throughout the Company and respected by the staff;
- **the legal and tax departments** monitor all fiscal and legal aspects of the Group's activities;
- **the Internal Audit and** *Inspection Générale,* whose activities are described in this document.

With the exception of the Division Finance Departments, all these functional departments report directly to Group General Management or the Corporate Secretary. They are also responsible for submitting any information that is required by the Executive Committee, under the authority of the Chairman and Chief Executive Officer, for the strategic management of the Company.

A strictly controlled acquisition process.

In light of the risks inherent in the acquisition of new entities, the Group has implemented a clear body of rules that is updated on a regular basis.

Acquisition projects are analyzed thoroughly to assess their potential for value creation. Group internal rules specify that the following aspects must be examined in depth:

- *the various risks inherent in the project;*
- *the reliability of financial and management accounting data;*
- *internal control procedures;*
- *the soundness of the Company's financial position;*
- *how realistic the development forecasts are, in terms of both cost synergies and earnings growth;*
- *the conditions for integration and the follow-up of this integration.*

This pre-acquisition evaluation is conducted by the business lines with the help of specialists where required (representatives of the business lines, the Risk Department, the Inspection Générale, *the Accounting Department, the Legal Department, etc.).*

The Group Finance Department then submits a report based on this analysis to the Executive Committee, which takes the final decision.

Once acquired, the entity is integrated into the relevant division of the Group according to specific procedures, which are evaluated every six months by the appropriate management level, according to the importance of the acquisition (Chief Financial Officer, Group General Management, Executive Committee).

Moreover, the Company has implemented a specific procedure whereby strategic acquisitions are monitored by the Group Audit Committee and the Board of Directors. Consequently, the recent acquisitions carried out by the Financial Services and Global Investment Management businesses were reviewed in 2003.

Risk evaluation and management

Banking activities are subject to a variety of risks

Given the diversity and ongoing evolution of its activities, the Group is exposed to a wide variety of risks, which are generally grouped into four categories:

- **Credit risk** (including country risk): the risk of loss due to the inability of clients, governments and other counterparties to meet their financial obligations with respect to the Group;
- **Market risk:** the risk of loss due to changes in market prices and interest rates, the correlation between the two factors and levels of volatility;
- **Structural risk:** the risk of loss due to the bank's inability to refinance its balance sheet commitments at reasonable rates of interest and with an appropriate repayment schedule;
- **Operational risk** (including legal, compliance, accounting and environmental risks): the risk of loss or of producing incorrect financial and accounting data due to inadequacies or failures in procedures and internal systems, human error or external events.

Risk management procedures are defined at the top management level

The Group organizes a monthly Risk Committee meeting, at which the Executive Committee defines the framework required to manage risk, reviews changes in the characteristics and risks of Group portfolios, and decides on any necessary strategic changes. The Group also has a "Major Risks" Committee, which focuses on reviewing areas of substantial risk exposure (individual files or segments of the portfolio).

At the business level, each division is required to submit any new products or activities to their respective New Product Committee, which ensures that the associated risks are correctly analyzed, measured and controlled before the product or activity can be launched.

Lastly, the procedures for managing, preventing and evaluating risks are analyzed in-depth by the Board of Directors and, in particular, its Audit Committee.

Report of the Chairman on internal control procedures

An independent Risk Department, responsible for implementing an efficient risk management system and for ensuring homogenous monitoring of risk at a consolidated Group level

The Group Risk Department is an independent function reporting directly to Group General Management. It comprises 510 staff, responsible for promoting the development and profitability of the Group by ensuring the risk control system in place is robust and efficient (see above for its specific functions).

Procedures and organization

Based on the monitoring framework defined by the Risk Committee, a set of specific procedures has been compiled for each type of risk.

Procedures for **counterparty risks:**

- the Risk Department submits its recommendations to the Risk Committee on the specific concentration limits it feels are appropriate at a given time for different countries, geographic zones, sectors, products, client types, etc.;
- all requests for authorization received from the business lines regarding a particular client or client group are directed to a single sales department that has in-depth knowledge of the client;
- the business lines and Risk Department submit all commitment files for analysis and approval to the team best suited to deal with the type of risk incurred.

Procedures for **market risk:**

- the Group Risk Committee defines limits for each type of activity, based on the Risk Department's recommendations;
- independent middle-office teams report daily on risks and results;
- dedicated risk controllers on the trading floor monitor trading positions and results on a permanent basis, carry out daily checks on the market parameters used to calculate risks and results, and calculate the daily market risk exposure;
- precise methods have been defined for evaluating risks, and the Risk Department must validate the valuation models used to calculate risks, results and provisioning levels.

Structural risk is managed by each division finance department, which analyses exposure and prepares the necessary reports. The Group Finance Department's asset/liability management unit monitors structural risk at the consolidated level and provides support to the various entities by validating their models and methods. At top level, the Finance Committee, which is part of Group General Management, validates the risk analysis and evaluation methods, and sets exposure limits for each Group entity.

Given the importance of **operational risks** in the banking sector, and in accordance with the recommendations of the Basel Committee on Banking Supervision, the Group's General Management has adopted a rigorous and coherent approach to reinforce the management of operational risks across the businesses. It has compiled a map of the different types of operational risks, together with databases of internal and external operational losses. In addition, specific procedures have been implemented to monitor and control the different types of operational risk. This is all part of a common framework of procedures, tools and methods developed by the Risk Department, but implemented by the sales and functional departments.

Methodology and information systems

Société Générale dedicates significant resources to adapting risk management and monitoring methods to its various activities. The information systems, in particular, are constantly being modified to accommodate changes in the products traded and the associated risk management techniques.

In the case of counterparty risk with respect to capital market products, the current methods used to measure exposure are backed up using worst-case scenario analyses, to reinforce the transaction selection process.

With respect to market risks, the current in-house risk measurement model has been approved by the French Banking Commission for use with nearly all types of transaction.

In terms of credit risk, the existing approval and monitoring procedures have been reinforced over the last few years with the introduction of economic capital, risk-adjusted return on capital (RAROC) and economic value-added (EVA) indicators. As a result, major efforts have been made to model the Group's activities and adapt the information system accordingly.

The Internal Audit Departments cover all entities within the Group

Internal Audit is a permanent system designed to evaluate the efficiency of the internal controls employed by the entity to which it is attached. All Group activities and entities have an Internal Audit Department, which is authorized to inspect all aspects of their operations. Given the risks at stake, each department is provided with adequate resources, from both a qualitative and quantitative point of view, to carry out its functions effectively.

Key figures

The Internal Audit Departments comprise 920 auditors, 80% of whom are employed in Retail Banking, 13% in Corporate and Investment Banking and 5% in Global Investment Management.

The *Inspection Générale* comprises 167 persons of which 144 inspectors and controllers.

Société Générale's control system is split into two levels: the Internal Audit Department and the *Inspection Générale*

Each Group division has its own Internal Audit Department, managed by the chief auditor (contrôleur général), who reports directly to the division manager. The chief auditor has hierarchical and functional authority over all the auditors in the division. The system was recently reinforced with the creation of an Audit Department for the Corporate Departments, which reports to the Group's Corporate Secretary.

Each Internal Audit Department regularly identifies the areas of risk to which its division is exposed. It then defines an annual schedule of audits to ensure that the exposure is covered in full. The groups comprising the retail banking distribution network, for example, are audited every fifteen months, while in the Corporate and Investment Banking Division, the highest-risk entities are audited once a year.

Within this framework, the auditors carry out controls to check the security, compliance and efficiency of the division's activities, and evaluate the quality of the permanent supervision system in place. They then put forward recommendations based on their findings, and follow these up to ensure they are implemented correctly. In total, over 4,000 audit assignments (ranging in time between several days and several months) are carried out each year at the various Group entities.

This system is reinforced with specialized audits in areas requiring specific skills: these include accounting audits, legal audits, audits of counterparty risks and information technology security. The head of the functional department in question takes direct responsibility for these specialized audits, and is thus able to monitor compliance with Group principles and procedures within the business and keep a closer eye on activities at operational level. The specialized audits can also complement the divisional audits in specific areas.

The *Inspection Générale* carries out around 100 missions each year and verifies the overall quality of the internal control system

The *Inspection Générale* audits the business activities and operations of all entities within the Group. It reports its findings, conclusions and recommendations to General Management, and covers all Group entities without exception. In the course of its assignments, it makes a certain number of recommendations, the implementation of which is monitored on a quarterly basis by the Group Executive Committee. The department follows an annual audit plan that is validated by Group General Management.

Furthermore, **the *Inspection Générale* is responsible for ensuring that the internal control system implemented across Société Générale and its subsidiaries is coherent and effective.**

To do this, the *Inspection Générale* carries out the following functions:

- it audits the various functional departments involved in internal control;
- it assesses the quality of the work carried out by the Audit departments. To this end, it receives copies of all reports submitted by the auditors and appraises their quality. It also conducts specific inspections of the Group audit departments (6 assignments in 2003) and assesses the quality of the services carried out by the Audit department in the entity concerned;
- it validates the audit plans submitted by the Audit departments.
- the *Inspecteur Général* exercises functional control over the general controllers and the specialized audit managers. To this end, he notably organizes audit committees in each Group division.

A three-level accounting audit system, in line with the Group Audit Charter.

Control by all operational staff involved in the production of accounting, financial and management data.

The operational staff monitor their activities via a permanent supervision process, under the direct responsibility of their management teams, verifying the quality of the controls carried out on accounting data and the associated accounting treatment.

Second-level control carried out by the division audit departments and the audit team in the Group Finance Department that is responsible for controlling accounting data and compliance with regulations (attached to the Group Accounting Department).

In the course of their assignments, the division audit departments systematically verify the quality of the financial and management accounting data produced by the audited entities. They check certain accounts, assess the reconciliations between financial and management accounting data, and the quality of the permanent supervision procedures for the production and control of accounting data. They also identify any areas where manual processing may be required to make up for gaps in the IT tools and which therefore needs to be checked rigorously. The departments then make recommendations to those people involved in the production and control of accounting, financial and management data in order to improve this process through more specific initiatives aimed at particular entities or activities.

The audit team responsible for controlling accounting data and compliance with regulations carries out the following functions:

- permanent supervision of the application of accounting standards and regulations. It issues questionnaires designed to assess whether the accounts submitted to the head office are compliant with Group standards;
- specific audits, requested by the Finance Department, or following the publication of any new accounting directives or regulations that significantly modify the accounting and/or regulatory treatment of transactions;
- provision of technical and methodological expertise to the generalist division audit departments or to the *Inspection Générale*, notably through joint inspections;
- preventive intervention at entities that are to be integrated into the Group in the near future, in order to evaluate the impact of the application of Group accounting standards;
- maintenance of links with the Group Statutory Auditors and monitoring of recommendations issued by external bodies.

This specific control body comprises experienced audit professionals, and helps to ensure the security of internal controls relating to the production of consolidated accounting and regulatory information. It carried out more than 15 missions in 2003, covering all Group activities.

Third-level control carried out by the *Inspection Générale*

At the third level of control, the *Inspection Générale* generally carries out accounting audits as part of its general inspections, but also conducts specific audits to check the quality of the controls carried out by the staff responsible for producing accounting, financial and management data. In 2003, for example, it inspected the Finance Department of the Retail Banking Division and the accounting controls carried out within the Corporate and Investment Banking Division.

Report of the statutory auditors on the consolidated account

(Free translation of the French original)

Statutory auditors' report, prepared in accordance with article L.225-235 of the French Company Law (Code de Commerce), on the report prepared by the Chairman of the Board of Directors of Société Générale, on the internal control procedures relating to the preparation and processing of financial and accounting information.

To the Shareholders of Société Générale,

In our capacity as statutory auditors of Société Générale, and in accordance with article L.225-235 of the French Company Law *(Code de Commerce)*, we report to you on the report prepared by the Chairman of the Board of Directors of your company in accordance with article L.225-37 of the French Company Law for the year ended December 31, 2003.

Under the responsibility of the Board of Directors, Company's management has to determine and implement appropriate and effective internal control procedures. It is for the President to give an account, in his report, of the conditions in which the tasks of Board of directors are prepared and organized and the internal control procedures in place within the company.

It is our responsibility to report to you our observations on the information and assertions set out in the report of the Chairman of the Board of Directors, on the internal control procedures relating to the preparation and processing of financial and accounting information.

In accordance with the professional guidelines applicable in France we have obtained an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the report of the Chairman of the Board of Directors.

On the basis of these procedures, we have no matters to report in connection with the information and the assertions given on the internal control procedures relating to the preparation and processing of financial and accounting information, contained in the report of the Chairman of the Board of Directors, prepared in accordance with article L.225-37 of the French Company Law.

Neuilly-sur-Seine and Courbevoie, March 12, 2004

The Statutory Auditors

DELOITTE TOUCHE TOHMATSU

José-Luis Garcia

ERNST & YOUNG AUDIT

Christian Mouillon

Consolidated financial statements

Consolidated balance sheet at December 31, 2003

Assets

(In millions of euros at December 31)	2003	2002	2001
Cash, due from central banks and post office accounts	6,755	5,090	6,979
Due from banks *(Note 3)*	60,282	54,354	63,548
Customer loans *(Note 4)*	193,547	184,769*	182,738*
Lease financing and similar agreements *(Note 5)*	18,321	17,351	16,634*
Treasury notes and similar securities *(Note 6)*	30,610	28,010	38,648
Bonds and other debt securities *(Note 6)*	67,772	65,295	52,361
Shares and other equity securities *(Note 6)*	46,864	34,852	37,420
Treasury stock (short-term investment portfolio) *(Note 6)*	163	167	168
Investments of insurance companies *(Note 7)*	42,884	37,257	35,361
Investments in non-consolidated subsidiaries and affiliates and other long-term equity investments *(Note 8)*	5,274	6,267	6,479
Investments in subsidiaries and affiliates accounted for by the equity method	554	591	701
Tangible and intangible fixed assets *(Note 9)*	7,663	5,740	5,781*
Goodwill *(Note 10)*	2,150	2,154	2,462
Accruals, other accounts receivable and other assets *(Note 11)*	56,548	59,495	63,219
Total	**539,387**	**501,392**	**512,499**

Off-balance sheet items

Loan commitments granted *(Note 19)*	86,656	82,154	99,603
Guarantee commitments granted *(Note 19)*	46,336	44,590*	39,546*
Commitments granted on securities	12,474	7,206	6,359
Foreign exchange transactions *(Note 20)*	318,862	349,409	342,685
Forward financial instrument commitments *(Note 21)*	5,546,999	5,187,753	5,290,456
Insurance commitments granted	354	342	348

(The accompanying notes are an integral part of the consolidated financial statements).

* *Amounts restated in relation to those given in the 2001 and 2002 annual reports.*

Liabilites and shareholders' equity

(in millions of euros at December 31)	2003	2002	2001
Due to central banks and post office accounts	2,827	1,478	1,847
Due to banks *(Note 12)*	83,608	69,239	85,124
Customer deposits *(Note 13)*	196,090	196,085	200,316
Securitized debt payables *(Note 14)*	82,917	77,877	62,974
Underwriting reserves of insurance companies *(Note 15)*	41,164	35,760	34,134
Accruals, other accounts payable and other liabilities *(Note 16)*	97,726	87,767	95,280
Negative goodwill *(Note 10)*	1	-	7
Provisions for general risks and commitments *(Note 17)*	2,849	2,474*	2,396
Subordinated debt *(Note 18)*	10,945	11,199	10,483
General reserve for banking risks	312	207	366
Preferred shares	2,120	1,668	1,890
Minority interests	1,951	1,904	1,932
Shareholders' equity			
Common stock	548	538	539
Additional paid-in capital	4,200	3,819	3,980
Treasury stock	(1,139)	(924)	(1,162)
Retained earnings	10,776	10,904	10,239
Net income	2,492	1,397	2,154
Sub-total	**16,877**	**15,734**	**15,750**
Total	**539,387**	**501,392**	**512,499**

Off-balance sheet items

	2003	2002	2001
Loan commitments received	2,782	3,739	3,765
Guarantee commitments received	34,898	33,723	33,029
Commitments received on securities	10,438	7,185	8,279
Foreign exchange transactions *(Note 20)*	321,435	351,801	344,428
Insurance commitments received	177	140	117

(The accompanying notes are an integral part of the consolidated financial statements).

* *Amounts restated in relation to those given in the 2002 annual report.*

Consolidated income statement

(in millions of euros at December 31)	2003	2002	2001
Net interest income from:			
Transactions with banks *(Note 24)*	(1,176)	(1,224)	(1,318)
Transactions with customers *(Note 25)*	4,374	4,224	3,073
Bonds and other debt securities	1,632	1,291	1,545
Other interest and similar revenues	295	102	552
Net income from lease financing and similar agreements *(Note 26)*	1,488	1,374	1,234
Sub-total	**6,613**	**5,767**	**5,086**
Dividend income *(Note 27)*	582	291	211
Dividends paid on preferred shares *(Note 1)*	(120)	(131)	(109)
Net interest and similar income	**7,075**	**5,927**	**5,188**
Net fee income *(Note 28)*	**5,084**	**4,993***	**5,008***
Net income from financial transactions *(Note 29)*	**3,002**	**3,263**	**3,258**
Other net operating income	**476**	**390**	**512**
Gross margin of insurance business (Note 30)	*45*	*51*	*136*
Net income from other activities (Note 31)	*284*	*99*	*146*
Net banking income	**15,637**	**14,573**	**13,966**
Personnel expenses *(Note 32)*	(6,323)	(6,179)*	(5,897)*
Other operating expenses	(3,580)	(3,669)	(3,698)
Depreciation and amortization	(665)	(678)	(601)
Total operating expenses	**(10,568)**	**(10,526)**	**(10,196)**
Gross operating income	**5,069**	**4,047**	**3,770**
Cost of risk *(Note 33)*	(1,226)	(1,301)	(1,067)
Operating income	**3,843**	**2,746**	**2,703**
Net income from companies accounted for by the equity method *(Note 34)*	43	48	(18)
Net income from long-term investments *(Note 35)*	397	(299)	474
Earnings before exceptional items and tax	**4,283**	**2,495**	**3,159**
Exceptional items *(Note 36)*	(46)	(170)	(17)
Income tax *(Note 37)*	(1,161)	(649)	(739)
Amortization of goodwill	(217)	(184)	(76)
Allocation to/reversal from the General reserve for banking risks	(104)	159	-
Net income before minority interests	**2,755**	**1,651**	**2,327**
Minority interests	(263)	(254)	(173)
Net income	**2,492**	**1,397**	**2,154**
Earnings per share in euros [1]	**6.07**	**3.41**	**5.35**
Diluted earning per share in euros [1]	**6.02**	**3.41**	**5.35**

(The accompanying notes are an integral part of consolidated financial statements).

* *Amounts restated in relation to those given in the 2001 and 2002 annual reports.*

(1) Earnings per share (EPS) are calculated on the basis of the average number of outstanding shares over the financial year, after deducting treasury stock from shareholders' equity. Diluted EPS also takes into account the existence of stock options that have been awarded but not yet exercised.

Changes in shareholders' equity

(in millions of euros)	Common stock and additional paid-in capital (1)	Treasury stock and assimilated (2)	Retained earnings	Revaluation and reassessment reserves	Shareholders' equity
Balance at December 31, 2001	**4,519**	**(1,162)**	**11,996**	**397**	**15,750**
Increase in common stock (1)	(163)				(163)
Net income for the period			1,397		1,397
Dividends paid			(871)		(871)
Revaluation and reassessment reserves				(15)	(15)
Treasury stock (2)		222	17		239
Société Générale shares in escrow account (2)		16			16
Translation differences and other (4)			(558)		(558)
Restatement of underwriting reserves of insurance companies			(61)		(61)
Goodwill charged (1)					–
Balance at December 31, 2002	**4,356**	**(924)**	**11,920**	**382**	**15,734**
Increase in common stock (1)	321				321
Net income for the period			2,492		2,492
Dividends paid			(864)		(864)
Revaluation and reassessment reserves				(104)	(104)
Treasury stock (2)		(215)	18		(197)
Translation differences and other (4)	71		(576)		(505)
Restatement of underwriting reserves of insurance companies					–
Goodwill charged (1)					–
Balance at December 31, 2003	**4,748**	**(1,139)**	**12,990**	**278**	**16,877**

(in millions of euros)	Shareholders' equity	General reserve for banking risks (5)	Minority interests	Preferred shares (3)	Total equity
Balance at December 31, 2001	**15,750**	**366**	**1,932**	**1,890**	**19,938**
Increase in common stock (1)	(163)				(163)
Net income for the period	1,397		254		1,651
Dividends paid	(871)		(133)		(1,004)
Revaluation and reassessment reserves	(15)				(15)
Treasury stock (2)	239				239
Société Générale shares in escrow account (2)	16				16
Translation differences and other (4)	(558)	(159)	(149)	(222)	(1,088)
Restatement of underwriting reserves of insurance companies	(61)				(61)
Goodwill charged (1)	–				–
Balance at December 31, 2002	**15,734**	**207**	**1,904**	**1,668**	**19,513**
Increase in common stock (1)	321				321
Net income for the period	2,492		263		2,755
Dividends paid	(864)		(127)		(991)
Revaluation and reassessment reserves	(104)				(104)
Treasury stock (2)	(197)				(197)
Société Générale shares in escrow account (4)	(505)	105	(89)	452	(37)
Restatement of underwriting reserves of insurance companies	–				–
Goodwill charged (1)	–				–
Balance at December 31, 2003	**16,877**	**312**	**1,951**	**2,120**	**21,260**

(1) At December 31, 2003, Société Générale's fully paid-up capital stock amounted to EUR 548,043,436 and was made up of 438,434,749 shares with a nominal value of EUR 1.25.
During 2003, Société Générale carried out capital increases for a total amount of EUR 10.3 million, with EUR 310.4 million of additional paid-in capital, as follows:
– EUR 9.2 million, with EUR 282.9 million of additional paid-in capital, was the result of employees subscribing for shares under the Company-sponsored employee share ownership plan.
– EUR 1.1 million, with EUR 27.5 million of additional paid-in capital, resulted from the exercise by employees of options granted by the Board of Directors.
Goodwill on acquisitions that were financed by the conversion into shares of the convertible bonds issued in May 1993 were charged in 1998 against the additional capital arising on this capital increase, in proportion to the part of the total acquisition cost covered by the capital increase. If the goodwill relating to these transactions had not been charged against shareholders' equity, it would have given rise to an amortization expense of EUR 20 million for the 2003 financial year and an exceptional amortization expense of EUR 84 million.
It would have been booked on the assets side of the consolidated balance sheet for a net amount of EUR 57 million at December 31, 2003.

(2) Treasury stock held by Group companies at December 31, 2003 (26,688,579 shares; EUR 1,139 million) represented 6.09% of Société Générale's capital stock.
Société Générale bought back its own shares for a net amount (after deduction of disposals) of EUR 211 million in 2003.
Moreover, the 2,116,427 Société Générale shares deposited in an escrow account to enable possible adjustments to the acquisition price paid for TCW were returned to Société Générale.
Net capital losses on treasury stock in 2003 have been charged against shareholders' equity for an amount of EUR 1.2 million. Dividend income on these shares (EUR 18.9 million) has been eliminated from consolidated income.

(3) In 1997, Société Générale issued USD 800 million of preferred shares in the United States through its subsidiary SocGen Real Estate Company LLC.
Société Générale repeated this operation in 2000 by issuing EUR 500 million of preferred shares through its subsidiary SG Capital Trust, and in 2001 by issuing USD 425 million through SG Americas.
In 2003, Société Générale issued a further EUR 650 million of preferred shares in the United States through its subsidiary SG Capital Trust III.
These preferred shares are included in Tier-one capital for the purpose of determining Société Générale's prudential ratios.

(4) At December 31, 2003, currency translation differences related to foreign branches of Group banks and consolidated companies within the euro zone amounted to EUR (4) million.
The variation in the currency translation difference at Group level over the 2003 financial year was EUR (571) million. EUR (368) million of this change can be attributed to the fall of the dollar against the euro, EUR (46) million to the fall of Sterling, EUR (33) million to the fall of the Egyptian pound and EUR (24) million to the fall of the Czech Koruna.
Given the strong probability of recovery, SG Cowen booked deferred taxes in 2003 relating to the amortization of the goodwill generated in 1998 when it was acquired by Société Générale. The contra entries of these deferred taxes were apportioned in the respective amounts of EUR 18 million and EUR 70 million to the income statement and capital stock according to the same distribution ratio as that used when the goodwill was originally booked in the consolidated accounts.

(5) Reversals of EUR 159 million in 2002 and EUR 45.6 million in 2003 were made from the General reserve for banking risks to cover charges and allowances linked to a fraud affecting Cowen's former private client brokerage division. An allocation of EUR 150 million was also made to the general reserve over the 2003 financial year (see Note 1).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1

Significant accounting principles

The consolidated accounts of the Société Générale Group for the 2003 financial year have been drawn up in accordance with the provisions of Regulation No. 99-07 of the French Accounting Regulation Committee *(Comité de la réglementation comptable)* on the consolidation rules applicable to companies that come under the French Banking and Finance Regulation Committee *(Comité de la réglementation bancaire et financière)*.

The presentation of the financial statements complies with the provisions of Regulation No. 2000-04 of the French Accounting Regulation Committee concerning consolidated financial statements produced by companies that come under the French Banking and Finance Regulation Committee.

Income and expenses booked on the income statement are classified by type of instrument rather than by purpose.

The consolidated financial statements of Société Générale include the financial statements of the Parent Company and of the French and foreign companies making up the Group. Since the financial statements of foreign subsidiaries are prepared using accounting principles generally accepted in their respective countries, any necessary restatements and adjustments are made prior to consolidation so that they comply with the accounting principles used by Société Générale.

Consolidation principles

Consolidation methods

The consolidated financial statements include the financial statements of Société Générale and of all significant subsidiaries over which Société Générale exercises control. Companies with a fiscal year ending more than three months before or after that of Société Générale prepare pro-forma statements for a twelve-month period ended December 31.

The following consolidation methods are used:

Full consolidation

This method of consolidation applies to companies over which Société Générale exercises sole control and which are involved in banking and finance activities, or activities directly linked to the same (insurance, property development, computer equipment leasing, vehicle leasing, oil trading).

Sole control over a subsidiary is defined as the power to dictate the financial and operational policies of the said subsidiary. It is achieved:

- either by directly or indirectly holding the majority of voting rights in the subsidiary;
- or by appointing for two successive financial years the majority of the members of the board of directors, executive committee or supervisory board of the subsidiary; the Group is assumed to have appointed the said majority when it has held directly or indirectly during this period over 40% of the voting rights in the said subsidiary and no other partner or shareholder has held directly or indirectly a proportion of the voting rights greater than its own;
- or by the ability to exercise a controlling influence over a subsidiary under the terms and conditions of a contract or in accordance with the subsidiary's by-laws, when the applicable law allows the same and the Group is a shareholder in or partner of the said subsidiary; controlling influence is understood to exist as soon as the Group has the possibility to draw on or decide on the use of the assets, liabilities and off-balance sheet items of the said subsidiary in the same way that it can make use of these items in subsidiaries under its sole control. In the absence of such contracts or by-laws, controlling influence over a credit institution or investment company is also assumed to exist when the Group holds at least 20% of the voting rights and no other shareholder or group of shareholders holds a proportion of the voting rights greater than its own.

However, only companies which make a significant contribution to the Parent Company accounts, and in particular those companies with total assets in excess of 0.02% of total Group assets or in which the shareholders' equity held by the Group is in excess of 0.10% of Parent Company shareholders' equity, are fully consolidated.

Proportionate consolidation

Companies over which the Group exercises joint control are consolidated by the proportionate method.

Joint control exists when control over a subsidiary run jointly by a limited number of partners or shareholders is shared in such a way that the financial and operating policies of the said subsidiary are determined by mutual agreement.

A contractual agreement must require the consent of all partners or shareholders for exercising control over the economic activity of the said subsidiary and taking any strategic decisions.

Equity method

Companies over which the Group exercises significant influence are accounted for by the equity method. Significant influence is the power to influence the financial and operating policies of a subsidiary without exercising control over the said subsidiary. In particular, significant influence can result from Société Générale being represented on the board of directors or supervisory board, from involvement in strategic decisions, from the existence of significant intercompany transactions, from the exchange of management staff, or from the company's technical dependency on Société Générale. The Group is assumed to exercise significant influence over the financial and operating policies of a subsidiary when it holds directly or indirectly at least 20% of the voting rights in this subsidiary.

However, only companies in which Société Générale's share of the net worth exceeds 0.10% of Parent Company shareholders' equity, are consolidated by the equity method.

Specific treatment for special purpose vehicles

The independent legal entities ("special purpose vehicles") that are controlled in substance by the Group are consolidated even in cases where the Group holds none of the capital in the entities.

Regulation No. 99-07 of the French Accounting Regulation Committee defines three criteria that must be considered in order to determine the existence of such a control, but states that each of them taken independently is not sufficient to prove the control. These three criteria are:

- the management and decision-making power over the ordinary activities of the entity;
- the ability to receive the majority or all of the entity's earnings;
- the exposure to the majority of the risks related to the entity.

The existence of an "autopilot" mechanism does not presuppose effective control. For special purpose vehicles involved in securitisation transactions carried out under the provisions of the law No. 88-1201 of December 23, 1988 related to mutual funds and securitization vehicles *(fonds communs de créances)* or under the provisions of an equivalent foreign regulation, the only criterion to be considered for assessing the control is that relating to management and decision-making power.

The French Securities and Exchange Commission *(Commission des Opérations de Bourse)* and the French Banking Commission *(Commission Bancaire)* issued a joint opinion at the end of 2002 setting out their interpretation of the aforementioned regulatory provisions. Further to this opinion, two special purpose vehicles dedicated to arbitrage transactions were consolidated in the Group's accounts as of the fourth quarter of 2002, even though they only meet one of the three criteria given in Regulation No. 99-07.

Translation of foreign currency financial statements

The on- and off-balance sheet items of consolidated companies reporting in foreign currencies are translated at the official exchange rates prevailing at year-end. Income statement items of these companies are translated at average exchange rates for the year. Gains and losses arising from the translation of capital, reserves, retained earnings and income are included in shareholders' equity under Translation differences. Gains and losses on transactions used to hedge net investments in foreign consolidated entities or their income in foreign currencies, along with gains and losses arising from the translation of the capital contribution of foreign branches of Group banks are also included in shareholders' equity under the same heading.

In accordance with Recommendation 98-01 of the French National Accounting Standards Board *(Conseil national de la comptabilité)*, translation differences relating to subsidiaries and branches in the euro zone are retained in shareholders' equity, and are only recognized on the income statement in the event that the said entities are sold.

The financial statements of companies operating in countries with high inflation are restated to reflect the value of their currency at year-end. The corresponding gain or loss on the net monetary assets of these companies is included in the determination of net income, while gains or losses on net non-monetary assets are included in shareholders' equity. Balance sheet, off-balance sheet and income statement items, restated as described above, are translated at the official exchange rate at closing of the accounts.

Significant adjustments made for consolidation

The main restatements made in drawing up the consolidated accounts are as follows:

Treatment of acquisitions and goodwill

The difference between the purchase price and the share of net assets acquired is allocated in the first instance to identified on- and off-balance sheet items. The analyses and appraisals required to establish the initial valuation of these items, together with any subsequent adjustments made in the light of new information, can be made at any time up to the closing of the first full financial year following the acquisition. Any changes made to the posting values of the identified items are charged against the gross goodwill and the corresponding accrued amortization expenses are adjusted accordingly.

Goodwill, which is carried on the assets or liabilities side of the consolidated balance sheet, represents the balance of non-allocated differences. Goodwill is recorded in the local currency of the acquired entity, and translated at the official exchange rate at closing of the accounts. Goodwill is amortized according to a predefined plan over a set period according to the activity of the acquired company, the stability of its business portfolio and its teams, and according to the assumptions used and objectives set at the time of the acquisition. This period cannot in any event exceed 20 years. Goodwill is subject to a regular review based on analyses using multiple criteria similar to those employed during the initial valuation of the acquired companies. The parameters used in the valuations, such as *discounted cash flow, earning multiples, comparable valuations in recent transactions, market shares or assets under management,* vary depending on the business concerned. Once this review is completed, an exceptional amortization expense is booked in the event that significant unfavorable changes have affected the elements used to calculate the amortization schedule.

The goodwill booked on acquisitions made before January 1, 2000 and financed through capital increases are charged against the additional paid-in capital, in proportion to the part of the total purchase price covered by the capital increase. Regulation 99-07 no longer permits this method to be applied as of January 1, 2000 but does not oblige a retroactive restatement of transactions concluded before this date.

In the event of the full or partial disposal of companies acquired in this way, the corresponding goodwill, which was originally charged against capital, is used to adjust the capital gain or loss on disposal on the consolidated income statement, after deducting any amortization that should have been booked up to the date of disposal if this goodwill had been kept on the assets side of the consolidated balance sheet.

The tax gains generated as a result of the amortization of this goodwill are similarly charged against capital provided they are tax deductible.

Revaluation reserves

This caption includes differences which arise from:

- the statutory asset revaluations carried out in France in 1977 and 1978,
- restructuring operations and intercompany transfers of assets carried out before December 31, 1991.

Revaluation reserves resulting from intercompany profits on transfers of fixed assets subject to depreciation are recognized on the income statement in proportion to the additional depreciation booked by the company acquiring the asset.

Similarly, when such assets are sold on to third parties, the corresponding share of the revaluation reserve is credited to income. As a consequence, the profit or loss on disposal is determined by reference to the historical cost of the assets (less depreciation and allowances, which are themselves determined by reference to historical cost).

Reassessment reserves

Intercompany transfers involving most of Société Générale's offices and other premises took place during 1992. These assets, which were previously held by the Parent Company and certain real estate subsidiaries, were transferred to wholly-owned subsidiaries which are included in the tax consolidation.

Capital gains recorded by the contributing companies in their non-consolidated financial statements were eliminated for the determination of consolidated net income. These gains, net of the related deferred taxation, are included in *Reassessment reserves* in accordance with Directive 91-06 of the French Banking Commission *(Commission bancaire).*

The reassessment reserve is recorded in accordance with the same principles as those described above for revaluation reserves. Société Générale's proprietary real estate assets were written down in line with current market values, and the provisions were first charged against reassessment reserves, reversing the accounting treatment used in 1992. Deferred taxes relating to these residual reserves were adjusted accordingly.

Deferred taxes

Deferred taxes resulting from consolidation adjustments are determined separately for each taxable entity, by reference to its own tax position.

Full consolidation of insurance companies

The accounting principles specific to insurance activities have been maintained in the Group's consolidated accounts.

Regulation No. 2000-05 of the French Accounting Regulation Committee on the consolidation rules applicable to companies governed by the Insurance Code has been in force as of January

1, 2001. The principal change introduced by this regulation has been the reclassification of the majority of capitalization and equalization reserves recognized in the individual accounts of insurance subsidiaries, amounting to EUR 243 million, under shareholders' equity. The residual amount of the capitalization reserve has been reclassified under the provision for deferred policy owner benefits. In 2002, using stochastic valuation models available at year-end and based on the parameters determined at the end of 2000, the recalculation of the draw-down probabilities over 4 years of the capitalization reserves has led to an adjustment of EUR 60.6 million in the provision for deferred policy owner benefits. This correction has been recorded under equity, in the same way as the reclassification made on January 1, 2001.

Furthermore, Decree 2002-970 dated July 4, 2002 modified the Insurance Code, further specifying certain rules relating to the use of forward instruments by French insurance companies. This decree was accompanied by the publication on December 12, 2002 of Regulation No. 2002-09 of the French Accounting Regulation Committee which defines the accounting rules to be used by French insurance companies as of January 1, 2003. The consequences of these new texts were treated as a change in accounting methodology; its impact on the consolidated opening net worth was recorded under shareholders' equity in the amount of EUR 8 million.

The constituent items of insurance companies that are consolidated by either the full or proportionate method are presented under the same heading on the consolidated balance sheet, off-balance sheet and income statement, with the exception of the following items, which are posted in distinct rows in the consolidated financial statements:

Net investments of insurance companies

The investments of insurance companies include investments held to guarantee unit-linked policies, as well as other investments made to back life insurance policies and other insurance policies. Investments in the form of securities issued by companies consolidated in the Parent Company accounts are eliminated.

Investments held to guarantee unit-linked policies are marked to market; the total value of these securities corresponds to the total insurance liabilities.

Property investments are recorded at their purchase price, less acquisition costs and taxes, and inclusive of the cost of any building or renovation work; buildings are depreciated using the straight-line method over their estimated economic life. A provision for depreciation is booked in the event of a lasting and significant fall in the value of the buildings.

Bonds and other debt securities are stated at cost, exclusive of accrued interest and acquisition costs. If the redemption value of the security differs from the purchase price, the difference for each line of securities is amortized to income using an actuarial method over the term to maturity of these securities. A provision for depreciation is booked if there is a risk that the debtors will be unable to repay the principal or honor the interest payments.

Shares and other equity securities are booked at their purchase price, exclusive of costs. A provision for depreciation is booked in the event of a sustained fall in the value of the securities as determined on the basis of the estimated recoverable value.

Provisions for early redemption risk in the individual accounts of insurance companies are intended to cover the risk of insufficient investment liquidity in the event of a change in the claims experience. They serve to cover the risk of realizing capital losses on securities that come under Article R332-20 of the Insurance Code (principally shares, units in undertakings for collective investment in transferable securities and buildings).

Following an analysis of these provisions in compliance with notice No. 2004-B of the French National Accounting Standards Board's Emergency Committee, published on January 21, 2004, they were written back in 2003 for the following reasons:

- the prudential provision booked in 2002 at the request of the Insurance Control Commission, the supervisory authority for insurance companies, was based on a forward simulation which integrated a safety margin,
- the risk of booking unrealized capital losses on assets which fall under the scope of the provision for early redemption risks is covered by the provisions for long-term depreciation which have been deducted from the assets in question.

Underwriting reserves of insurance companies

Underwriting reserves correspond to the commitments of insurance companies with respect to insured persons and the beneficiaries of policies.

Underwriting reserves for unit-linked policies are valued at the end of the financial year on the basis of the market value of the assets underlying these policies.

Life insurance underwriting reserves principally comprise mathematical reserves, which correspond to the difference between the current value of commitments respectively made by the insurer and insured persons, and reserves for outstanding losses.

Non-life insurance underwriting reserves comprise provisions for unearned premiums (share of premium income relating to following financial years) and for outstanding losses.

Gross margin of insurance businesses

The banking account classification by type of income and expense item is used in place of the insurance companies' classification by destination. The item *Gross margin of insurance businesses* is made up of the following technical income and expense items, after reclassification by type of other technical income and expense items and elimination of intercompany items: premiums or contributions that are earned, paid or accrued, cost of benefits, net of disposals and retrocessions, including fluctuations in reserves and net income from allocated investments.

Accounting principles and valuation methods

In accordance with accounting principles applicable to French banks, the majority of transactions are recorded using valuation methods which take into account the purpose for which they were made.

In financial intermediation transactions, assets and liabilities are carried at historical cost, and provisions are booked where counterparty risks arise. Revenues and expenses arising from these transactions are recorded over the life of the transaction in accordance with the time period concept. Transactions on financial futures carried out for hedging purposes or to manage the bank's overall interest rate risk are accounted for using the same principles.

Trading transactions are generally marked to market at year-end, except for loans, borrowings and short-term investment securities, which are recorded at their face value (see below). When instruments are traded on illiquid markets, the market value used is reduced for reasons of prudence. Moreover, a provision for risks is booked to cover valuations established on the basis of in-house models (Reserve Policy), which is determined according to the complexity of the model used and the life of the financial instrument.

Amounts due from banks, customer loans, guarantees and endorsements

Amounts due from banks and customer loans are classified according to their initial duration and type into: demand deposits (current accounts and overnight transactions) and term deposits in the case of banks; and commercial loans, overdrafts and other loans in the case of customers. They also include securities purchased from banks and customers under resale agreements and loans secured by notes and securities.

Only amounts due and customer loans which meet the following criteria are offset on the balance sheet: those with the same counterparty, due date, currency, and accounting entity, and those for which an agreement exists with the counterparty allowing the Group to combine the accounts and exercise the right of offset.

Interest accrued on these receivables is recorded with these assets as *Related receivables.*

Guarantees and endorsements booked off-balance sheet represent transactions which have not yet given rise to cash movements, such as irrevocable commitments for the undrawn portion of facilities made available to banks and customers or guarantees given on their behalf.

Regulation No. 2002-03 of the French Accounting Regulation Committee relating to the accounting treatment of credit risks in companies governed by the Banking and Finance Regulation Committee and published on December 12, 2002 is applicable as of January 1, 2003. This new regulation specifies the conditions for the classification of doubtful loans in the balance sheet and the treatment of restructured loans then bearing an off-market interest rate.

If a commitment carries an identified credit risk which makes it probable that the Group will not recover all or part of the amounts due under the counterparty's commitment in accordance with the original conditions of the contract, despite the existence of a guarantee, the related outstanding loan is classified as a doubtful loan if one or more payments are more than three months overdue (six months in the case of real estate loans and nine months for loans to local authorities), or, regardless of whether any payments have been missed, if it can be assumed that there is an identified risk, or if legal proceedings have been started.

If a loan to a given borrower is classified as doubtful, all outstanding loans or commitments for that borrower are reclassified as doubtful, regardless of whether or not they are backed by a guarantee.

Provisions for doubtful loans are booked for doubtful loans or for risks in the amount of the probable losses. Furthermore, interest on doubtful loans is fully provisioned for. Provisions, write-backs of provisions, losses on bad debts and recovery of depreciated debts are booked under *Cost of risk*, except for net provisions for interest on doubtful loans which are booked under *Net Banking Income*.

Doubtful loans can be reclassified as performing loans when regular repayments have been resumed according to the original terms of the contract. Similarly, doubtful loans which have been restructured can be reclassified as performing loans. If the loans have been restructured, under off-market conditions, the difference between the new conditions and the lesser of market conditions and original ones must be booked under *Cost of risk* when the loan is restructured, then reincorporated into net interest income for the remaining term of the loan. Given the small volume of loans restructured outside the market in the 2003 financial year and previous years, this new accounting procedure has no effect on net worth at the beginning of the year in the consolidated income statement for 2003.

When a borrower's solvency is such that even after the loan has been classified as doubtful for a reasonable period, it is not foreseeable that it will be reclassified as a performing loan, the loan is identified as a non-performing loan. A loan is classified as non-performing in the event of an early termination of the contract and in any case one year after it was classified as doubtful, except when the original clauses of the contract have been respected or when the loan is covered by guarantees which ensures its recovery. Loans which have been restructured and for which the borrower has not respected the new conditions are also classified as non-performing.

The provisions booked on loans made to the real estate industry (and all real estate assets) are valued on the basis of the type of program involved as follows:

Real estate development and major renovation projects

Provisions are made based on regularly revised estimates of losses on completion, which take into account market prices and the time necessary for constructing and/or selling the property, as observed in the market for new property.

Completed buildings

Completed buildings are valued based on the rental yield, or their market value determined when necessary on the basis of expert appraisals.

Lease financing and similar agreements

This item includes financing leases, lease-purchase agreements, and similar agreements under which lessor does not intend to keep the asset at the end of the lease.

Fixed assets under pure rental agreements are booked with non-operating assets in the account *Tangible and intangible fixed assets*.

Assets subject to financing leases, lease-purchase agreements and similar agreements are carried on the consolidated balance sheet at their financial value, that is, total future lease rentals receivable less the interest included in these rentals. These amounts are substituted for those determined for tax purposes, and the difference, net of deferred taxes, is included in the consolidated reserves.

Interest accrued included in rentals not yet due is recorded with the underlying assets as *Related receivables*. Provisions are booked for doubtful financing leases and similar agreements in the same manner as amounts due from banks and customer loans.

In order to harmonize the accounting principles applied to operational leasing transactions, following recent acquisitions made by the Group, and to provide clearer information, the following changes have been applied as of January 1, 2002: the acquisition cost of leased vehicles is now amortized on a straight-line basis over the life of the contract and no longer over the estimated useful life of the vehicles; similarly, all rebates granted by car manufacturers on the purchase price of the leased vehicles (volume discount) are recorded as deferred income and spread out over the life of the contracts, whereas previously they could be booked immediately under income. The impact of these changes in methodology on the consolidated net worth at January 1, 2002 was recorded under shareholders' equity in the amount of EUR 16.2 million, net of tax effects.

Securities portfolio

Securities are classified according to:

- their type: public notes (Treasury notes and similar securities), bonds and other debt securities (negotiable debt instruments, interbank certificates), shares and other equity securities;
- the purpose for which they were acquired: trading, short-term and long-term investment, shares intended for portfolio activity, investments in non-consolidated subsidiaries and affiliates, and other long-term equity investments.

All securities in each category are accounted for using similar methods, as follows:

Trading securities

Trading securities are securities for which a liquid market exists and that are acquired with a view to rapid resale (within a maximum period of six months). They also include liquid securities that are held for a period of over six months in the context of market-making activities or in relation to a hedging or arbitrage transaction. They are valued at market price at year-end. Net unrealized gains or losses, together with net gains or losses on disposals, are recognized on the income statement under *Net income from financial transactions*. Coupon payments received on fixed-income securities in the trading portfolio are recorded on the income statement in the account *Net interest income from bonds and other debt securities.*

Short-term investment securities

Short-term investment securities are all those intended to be held for more than six months, except for those classified as long-term investment securities (see below).

Shares and other equity securities

Equity securities are carried on the balance sheet at cost excluding acquisition expenses, or at contribution value. At year-end, cost is compared to realizable value. For listed securities, realizable value is defined as the most recent market price. Unrealized capital gains are not recognized in the accounts but a provision for depreciation of portfolio securities is booked to cover unrealized capital losses, without the said provision being set off against any unrealized capital gains. Income from these securities is recorded in *Dividend income.*

Bonds and other debt securities

These securities are carried at cost excluding acquisition expenses and, in the case of bonds, excluding interest accrued and not yet due at the date of purchase. The positive or negative difference between cost and redemption value is amortized to income over the life of the securities concerned. Accrued interest receivable on these securities is recorded with the underlying assets as *Related receivables.* Income from these securities is included in *Net interest income from bonds and other debt securities.*

At year-end, cost is compared to realizable value or, in the case of listed securities, to their most recent market price. Unrealized capital gains are not recognized in the accounts but a provision for depreciation of portfolio securities is booked to cover unrealized capital losses, after consideration of gains made on any related hedging transactions.

Allocations to and reversals of provisions for losses on short-term investment securities together with gains and losses on sales of these securities are recorded under *Net income from financial transactions* on the consolidated income statement.

Long-term investment securities

Long-term investment securities are debt securities held by the Group, which intends to hold them on a long-term basis, in principle until maturity, and where the Group has the necessary means to:

- either permanently hedge its position against a possible depreciation in the securities due to interest rate fluctuations, using interest rate futures,
- or hold the securities on a long-term basis by obtaining funds, including available capital, which are matched and used to finance these securities.

When the interest rate or liquidity matching no longer complies with the regulations set by the French Banking Commission, the securities are reclassified as short-term investment securities.

Long-term investment securities are booked using the same principles as those applied to short-term investment securities, except that no provision is made for unrealized losses, unless there is a strong probability that the securities will be sold in the short term, or unless there is a risk that the issuer will be unable to redeem them.

Allocations to and reversals of provisions for losses on long-term investment securities, together with gains and losses on sales of these securities, are recorded under *Net income from long-term investments* on the consolidated income statement.

Shares intended for portfolio activity

This category of securities covers investments made on a regular basis with the sole aim of realizing a capital gain in the medium term and without the intention of making a long-term investment in the development of the issuing company's business, nor of participating actively in its operational management. The profitability of these investments results principally from the capital gains realized on disposal. This activity is carried out on a significant and ongoing basis through ad hoc subsidiaries or structures. This category notably includes shares held in the context of venture capital activities.

These securities are recognized on the balance sheet at their purchase price, less acquisition costs. At the closing of the financial year, they are valued at their value in use determined on the basis of the issuing company's general development prospects and the remainder of the investment horizon (for listed companies, the average share price over the last three months is considered as representative of the value in use). Unrealized capital gains are not recognized in the accounts but a provision for depreciation of portfolio securities is booked to cover unrealized capital losses, without the said provision being set off against any unrealized capital gains. Allocations to and reversals of provisions for depreciation, as well as any capital gains or losses realized on the disposal of these securities, including any profit or loss generated when tendering these securities to public share exchange offers, are booked under *Net income from financial transactions.*

Investments in non-consolidated subsidiaries and affiliates, and other long-term equity investments

This category of securities covers shares held in non-consolidated subsidiaries and affiliates, when it is deemed useful to the business of the company to hold the said shares in the long term. This notably covers investments that meet the following criteria:

- shares in companies that share directors or senior managers with the holding company, under circumstances where an influence can be exercised over the company in which the shares are held;
- shares in companies that belong to the same group controlled by individuals or legal entities, where the said persons or entities exercise control over the group and ensure that decisions are taken in unison;
- shares representing more than 10% of the voting rights in the capital issued by a credit institution or a company whose business is directly linked to that of the Group.

This category also includes other long-term equity investments, comprising equity investments made by the Group with the aim of developing ongoing professional relations by creating a privileged link with the issuing company but without exercising any influence on the management of companies in which shares are held due to the low proportion of attached voting rights.

Investments in non-consolidated subsidiaries and affiliates, and other long-term equity investments are recorded at their purchase price exclusive of acquisition costs, or in the case of securities subject to a revaluation as described above under *Revaluation reserves,* at their new value. Dividend income earned on these securities is booked on the income statement under *Dividend income.*

At closing of the financial year, investments in non-consolidated subsidiaries and affiliates are valued at their value in use, representing the price the company would accept to pay to obtain the said securities if it had to acquire them in view of its investment objective. This value is estimated on the basis of various criteria, such as shareholders' equity, profitability, and the average share price over the last three months. Unrealized capital gains are not recognized in the accounts but a provision for depreciation of portfolio securities is booked to cover unrealized capital losses. Allocations to and reversals of provisions for depreciation, as well as any capital gains or losses realized on the disposal of these securities, including any profit or loss generated when tendering such securities to public share exchange offers, are booked under *Net income from long-term investments.*

Premises, equipment and other fixed assets

Premises, equipment and other fixed assets are carried at their purchase price or, in the case of investments which have been revalued as described above under *Revaluation reserves,* at the revalued amounts.

Software developed internally is recorded on the asset side of the balance sheet in the amount of the direct cost of development, which includes expenditure on hardware and services and personnel expenses that can be attributed directly to the production and preparation of the asset for use.

In general, depreciation is calculated using the straight-line or diminishing balance method over the estimated useful life of the asset, as follows:

Buildings	20-35 years
Improvements	10 years
Office equipment and furniture	10 years
Other equipment and vehicles	4-5 years
Software	3-5 years

This item includes assets leased under pure rental agreements.

Regulation No. 2002-10 of the French Accounting Regulation Committee relating to the amortization and depreciation of assets will only apply to accounts for financial years beginning after January 1, 2005. However, as of January 1, 2003, in accordance with the transitional provisions specified in article 15 of the regulation and in the terms of notice No. 2003-F of the French National Accounting Board's Emergency Committee, expenditure for major repairs on fixed assets is booked as provisions for risks and charges on a straight-line basis over the period between successive major repairs. These expenditures, which must be specified in major maintenance programmes which are designed exclusively for the upkeep of the fixed assets in question and not to extend their lifetime beyond that which was initially defined, are limited within the Group to renovation work on the façades of buildings. The effect of the change in accounting methods on net worth at January 1, 2003 was booked under capital in the amount of EUR 3 million, net of tax.

Amounts due to banks, customer deposits

Amounts due to banks and customer deposits are classified according to their initial duration and type into: demand (demand deposits and current accounts) and time deposits and borrowings in the case of banks; and into regulated savings accounts and other deposits in the case of customers. They also include securities sold to banks and customers under repurchase agreements.

Interest accrued on these deposits is recorded with these liabilities as *Related payables*.

Securitized debt payables

These liabilities are classified by type of security: loan notes, interbank market certificates, negotiable debt instruments, bonds and other debt securities; but exclude subordinated notes which are classified under *Subordinated debt*.

Interest accrued is recorded with the underlying liabilities as *Related payables*. Bond issuance and redemption premiums are amortized using the straight-line or actuarial method over the life of the related borrowings. The resulting expense is recorded in *Net interest income from bonds and other debt securities*.

Bond issuance costs are deferred and amortized on a straight-line basis over the life of the bonds. The corresponding amortization expense is booked on the income statement under *Net interest income from other interest and similar revenues*.

Subordinated debt

This item includes all dated or undated borrowings, whether or not in the form of securitized debt, which in the case of liquidation of the borrowing company may only be redeemed after all other creditors have been paid.

Interest accrued and payable in respect of long-term subordinated debt, if any, is shown with the underlying liabilities as *Related payables*.

Provisions for general risks and commitments

These provisions include:

- provisions for country risks, which are made on a lump-sum basis based on estimates by Société Générale of its risks on the related countries and on debtors located in these countries at the balance sheet date, using criteria such as estimates of the country's economic, financial, social and political situation, or the discount rate on the secondary market;
- provisions for commitments;
- provisions for contingencies and disputes.

A description of contingencies and disputes is provided in the Risk Management Report.

Regulation No. 2000-06 of the French Accounting Regulation Committee on liabilities is applicable to financial statements covering periods beginning on or after January 1, 2002. In accordance with this regulation, provisions for risks and contingencies are defined as liabilities without a precisely defined amount or due date; a liability represents an obligation of the entity towards a third party that will probably or necessarily lead to a transfer of funds to the third party, without compensation for at least an equivalent amount being expected from this third party. This new definition had no impact on the amount of provisions for risks and contingencies booked on the liabilities side of the consolidated balance sheet at the beginning of 2002.

A provision had been booked at December 31, 1999 for the costs relating to the second stage of the introduction of the euro in

2002 and had been readjusted on December 31, 2000 and December 31, 2001. In accordance with the recommendation made by the French National Accounting Standards Board, this charge related to additional expenses to be incurred as a result of this change over the period 2001 through 2002. On December 31, 2002, this provision was fully reversed.

Regulation No. 99-06 of the French Banking Regulation Committee defines the funds necessary for the deposit guarantee fund. These resources comprise certificates of association acquired by each entity, together with annual subscription fees. Regulation No. 99-08 of the same Committee set the total amount of these subscription fees, which were payable over the period 1999 through 2002 in order to endow the fund. Half of the said fees were paid in the form of guarantee deposits. Certificates of association and guarantee deposits are booked on the balance sheet under *Other sundry debtors.* A provision was booked at the end of 1999 under *Exceptional items* for all subscription fees to be paid by Group companies over the 2000-2002 period for the initial endowment of the guarantee fund. Subsequent fees were booked under *Other operating expenses.*

A provision is booked to cover stock options or shares allocated to employees at year-end, for an amount determined on the basis of the value of the underlying securities and booked under *Personnel expenses.*

Société Générale signed an early retirement agreement which came into force on January 1, 2002 and will be applicable until March 31, 2006. A provision was booked on the basis of the cost attached to employees who were granted early retirement.

General reserve for banking risks

In accordance with Regulations 90-02 and 92-05 of the French Banking Regulation Committee, a General reserve for banking risks was set up in 1993 via a transfer from the general reserve for country risks, net of related deferred taxes. Additional allocations were made to this fund in 1996 and 2003.

During the 2002 and 2003 financial years, SG Cowen recorded charges and exceptional provisions intended to cover the various consequences of a fraud committed over a period of ten years, which affected the former retail brokerage activity of this company. This activity was acquired with Cowen & Company in 1998 and was subsequently sold in 2000. Insofar as this fraud does not relate to the day-to-day management of one of the Group's operating activities but instead to a business that has since been sold and essentially concerns a period prior to the Group's acquisition of the business, these charges were booked under exceptional items. In light of the nature of these charges, a reversal was made from the General reserve for banking risks in the same amount in 2002 and 2003.

Preferred shares

In the second half of 1997, Société Générale issued USD 800 million in preferred securities through a wholly-owned US subsidiary. These non-voting securities are entitled to a fixed non-cumulative dividend equal to 7.64% of nominal value. This dividend is payable semi-annually by decision of the subsidiary's Board of Directors.

In the first half of 2000, Société Générale issued EUR 500 million in preferred securities through a wholly-owned US subsidiary. These securities are entitled to a fixed non-cumulative dividend equal to 7.875% of nominal value payable annually, with a step-up clause that comes into effect after 10 years.

In the fourth quarter of 2001, Société Générale issued USD 425 million in preferred securities through a wholly-owned US subsidiary. These securities are entitled to a non-cumulative dividend payable quarterly (USD 335 million paying a fixed rate of 6.302% and USD 90 million paying a variable rate of Libor + 0.92%), with a step-up clause that comes into effect after 10 years.

In the fourth quarter of 2003, Société Générale issued EUR 650 million of preferred shares through a wholly-owned US subsidiary (paying a non-cumulative dividend of 5.419% annually) with a step-up clause that comes into effect after 10 years.

Dividend income is charged to the item *Dividends paid on preferred shares.* Preferred securities are included in Tier-one capital for the purpose of determining Société Générale's prudential ratios.

Treasury stock

In accordance with the provisions of Recommendation No. 2000-05 of the French National Accounting Standards Board relating to the recognition in the accounts of treasury stock held by companies governed by the French Banking and Finance Regulation Committee, Société Générale shares acquired by the Group with a view to allocating the same to employees are booked as short-term investment securities (treasury stock) on the assets side of the balance sheet.

Pension and retirement costs

In France

In 1993, Société Générale and its French banking subsidiaries, together with the rest of the French banking industry, joined the national unfunded multi-employer retirement plans Agirc and Arrco. As a result, these companies' pension schemes have been closed and they are only liable for benefits in relation to employees who have already retired and payments relating to the past services of current employees. The actuarial present value of residual liabilities under these plans has been estimated, based on information currently available. The assets of the retirement plans and the provisions made are sufficient to cover the present value of liabilities. In case of shortage, this cost is recorded as an allowance over the average remaining service life of the employees in question.

In addition, several Group companies pay retirement benefits based on the number of years of service to retiring employees, as well as long-service awards and supplementary pensions.

Commitments under these various plans amounted to EUR 958 million at December 31, 2003 and were fully covered by assets or provisions.

Outside France

The commitments under these various plans (pensions, retirement payments, long-service awards) are covered by assets or provisions. The majority of these commitments relate to retirement benefits accruing to active staff or former staff who have left the company.

At December 31, 2003, the commitments relating to the Group's main foreign entities were estimated at EUR 874 million, of which 80% were covered by assets or provisions.

The remaining 20% is the unfunded actuarial liability. In accordance with Group practice, this is covered by a provision which is booked over the average remaining period of active service of the employees in question.

Under IFRS standards adopted in July 2003 by the European Accounting Regulation Committee, the accounting principles described in this note for Société Générale Group's consolidated accounts will be modified for the 2005 accounts and for the comparative data published for the 2004 financial year. A description of the main differences between the adopted IFRS standards and the accounting principles described in this note can be found in the Group Management Report.

Note 2

Consolidation scope

As at December 31, 2003, the Group's consolidation scope included 701 companies:

- 607 fully consolidated companies,
- 48 proportionately consolidated companies,
- 46 companies accounted for by the equity method.

In accordance with the consolidation rules defined in Regulation No. 99-07 of the French Accounting Regulation Committee, none of the special purpose vehicles created in the course of Société Générale's client-related securitization activities are controlled by the Group.

Any commitments granted to these entities, notably in the form of liquidity lines or letters of guarantee, are recognized and valued in accordance with the generally accepted accounting principles applicable to these instruments.

The main changes to the consolidation scope at December 31, 2003 compared with the scope applicable for the accounts at December 31, 2002 were as follows:

- During the first half of 2003:

- the Group acquired a 47.66% stake in the capital of SSB Bank in Ghana, which was fully consolidated.
- Société Générale bought the car leasing group Axus International from the Ford Group.
- Boursorama, which is 67%-owned by the Société Générale Group, acquired 100% of the online broker Selftrade. These two entities were merged during the second half of 2003.
- the Group raised its stake in TCW to 60.90%, representing a 1.15% increase against December 31, 2002.

Agreements signed at the time of the acquisition of TCW include deferred put and call options on 14.25% of TCW's capital, broken down into annual tranches of 4.75% over the period 2004-2006. The strike price of these options is dependent on the company's future performance.

The balance of shares held by employees is subject to deferred call and put options, exercisable from 2008, at strike prices that are dependent on future performance.

- The Société Générale Group acquired a further 15% of C.G.L., raising its total holding to 99.73% at the end of December 2003.
- The Group increased its stake in La Marocaine Vie from 52.70% at December 31, 2002 to 70.15% at June 30, 2003.
- The US arbitrage vehicle, Pace, was fully consolidated.

- During the second half of 2003:

- the assets acquired from Constellation were transferred to a specially created and wholly owned company, SG Constellation LLC, which was fully consolidated. At the same time, the Group purchased a 51% stake in Lightning Finance Company Ltd., which was also fully consolidated;
- Société Générale took a 67% stake in Compagnie Bancaire Genève. Following the merger with SG Rüegg Bank, the Group's ownership interest in the newly created SG Private Banking (Suisse) stood at 77.6%.

Agreements provide for deferred put and call options on the 22.4% of the capital held by minority interests, exercisable as of April 1, 2008 at the earliest, at strike prices that are dependent on the company's future performance.

- Société Générale acquired 50% of the capital in Banque Française Commerciale de l'Océan Indien, which was fully consolidated.
- Société Générale created ONYX TRUST, a wholly owned Korean investment fund, which was fully consolidated.
- ALD Czech Republic and ALD Portugal, which are wholly owned by the Group, were fully consolidated.
- Locat Rent, in which the Group holds 50% of the capital, was proportionately consolidated.
- Groupama Banque, in which Société Générale holds a 40% stake, was proportionately consolidated.
- The Group acquired 50% of the UK-based Infrastructure Principal Finance Fund, which was proportionately consolidated.
- Lyxor Europerformance 1, an investment fund wholly owned by the Group, was fully consolidated.
- SGAM HDG Investment, a dedicated fund owned by the Group, was fully consolidated.
- The Group bought out the minority interests in Fenwick Lease by acquiring the 50.59% of shares that it did not already own. Fenwick Lease was subsequently fully consolidated.

Note 3

Due from banks

(in millions of euros at December 31)	2003	2002	2001
Deposits and loans			
Demand			
Current accounts	7,590	8,583	8,579
Overnight deposits and loans	702	267	301
Loans secured by overnight notes	53	385	-
Term			
Term deposits and loans [1]	9,635	12,928	12,881
Subordinated and participating loans	688	539	418
Loans secured by notes and securities	45	187	227
Related receivables	208	270	250
Gross amount	**18,921**	**23,159**	**22,656**
Provisions for possible losses	(94)	(114)	(118)
Net amount	**18,827**	**23,045**	**22,538**
Securities purchased under resale agreements	41,455	31,309	41,010
Total	**60,282**	**54,354**	**63,548**

(1) At December 31, 2003 doubtful loans amounted to EUR 143 million (of which EUR 124 million were non-performing loans) against EUR 117 million at December 31, 2002 and EUR 149 million at December 31, 2001.

Note 4

Customer loans

(in millions of euros at December 31)	2003	2002	2001
Trade notes	7,729	7,903	6,771
Other loans [1] [2] :			
Short-term loans	39,021	43,610	42,763
Export loans	3,610	4,649	4,948
Equipment loans	33,214	27,506	25,502
Mortgage loans	40,743	35,233	32,182
Other loans	27,690	31,105*	31,521
Sub-total	**144,278**	**142,103**	**136,916**
Overdrafts	12,238	12,361	11,358
Related receivables	1,461	1,386*	1,356 *
Gross amount	**165,706**	**163,753**	**156,401**
Provisions for possible losses	(6,497)	(6,894)*	(6,706)*
Net amount	**159,209**	**156,859**	**149,695**
Loans secured by notes and securities	443	227	168
Securities purchased under resale agreements	33,895	27,683	32,875
Total	**193,547**	**184,769***	**182,738***

(1) Other loans by customer type:			
Non-financial customers			
- Corporates	68,286	70,724	71,832
- Individual customers	52,568	45,926	41,668
- Local authorities	6,265	6,762	5,201
- Self-employed professionals	6,870	6,455	6,135
- Governments and central administrations	1,959	2,116	1,977
- Other	2,440	1,755	2,715
Financial customers	5,890	8,365	7,388
Total	**144,278**	**142,103**	**136,916**

(2) At December 31, 2003 doubtful loans amounted to EUR 10,115 million (of which EUR 5,693 million were non-performing loans) against EUR 10,064 million at December 31,2002 and EUR 9,066 million at December 31, 2001.

** Amounts restated in relation to those given in the 2001 and 2002 annual reports.*

Note 5

Lease financing and similar agreements

(in millions of euros at December 31)	2003	2002	2001
Real estate lease financing agreements	5,650	5,452	5,222
Equipment lease financing agreements	9,513	8,848*	8,181*
Lease-purchase and similar agreements	3,202	3,045*	3,176*
Related receivables	206	188	255*
Gross amount (1)	**18,571**	**17,533**	**16,834**
Provisions for possible losses	(250)	(182)	(200)*
Net amount	**18,321**	**17,351**	**16,634**

(1) At December 31, 2003 doubtful loans amounted to EUR 418 million (of which EUR 117 million were non-performing loans) against EUR 284 million at December 31, 2002 and EUR 256 million at December 31, 2001.

** Amounts restated in relation to those given in the 2001 and 2002 annual reports.*

Note 6

Treasury notes, bonds and other debt securities, shares and other equity securities

(in millions of euros at December 31)	2003				2002				2001
	Treasury notes and similar securities	Shares and other equity securities	Bonds and other debt securities	Total	Treasury notes and similar securities	Shares and other equity securities	Bonds and other debt securities	Total	Total
Trading securities	21,792	39,125	31,706	92,623	18,562	28,002	30,073	76,637	80,653
Short-term investment securities:									
Gross book value	4,281	8,071	15,150 (2)	27,502	3,363	7,244	13,926	24,533	20,556
Provisions	(24)	(225)	(215)	(464)	(23)	(316)	(191)	(530)	(460)
Net book value	4 257	7,846 (1)	14,935	27,038	3,340	6,928 (1)	13,735	24,003	20,096
Long-term investment securities:									
Gross book value	4,391	-	20,705 (2)	25,096	5,945	-	20,961	26,906	27,071
Provisions	-	-	(1)	(1)	-	-	-	-	(1)
Net book value	4,391	-	20,704	25,095	5,945	-	20,961	26,906	27,070
Related receivables	170	56	427	653	163	89	526	778	778
Total	**30,610**	**47,027**	**67,772**	**145,409**	**28,010**	**35,019**	**65,295**	**128,324**	**128,597**

(1) Of which Société Générale shares assigned to cover stock options awarded to employees: EUR 162.9 million (compared with EUR 167.3 million at December 31, 2002 and EUR 167.9 million at December 31, 2001).

	2003	2002
Number of shares	3,377,145	3,469,650
Nominal value per share (in euros)	1.25	1.25
Market value per share (in euros)	70.0	55.5
Book value per share (in euros)	48.22	48.22

(2) Of which securities carried by newly consolidated special purpose vehicles:
- *EUR 4 billion of municipal bonds intended to be held to maturity,*
- *EUR 4 billion of shares issued by debt securitization funds.*

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Note 6 (continued from previous page)

Additional information on securities

(in millions of euros at December 31)	2003	2002	2001
Estimated market value of short-term investment securities:			
Unrealized capital gains [1]	70	178	92
Estimated value of long-term investment securities [2]	(2)	(64)	137
Premiums and discounts relating to short-term and long-term investment securities	(86)	(15)	70
Securities which changed category during the year:			
Trading securities reclassified as short-term investment securities	695	525	6
Securities reclassified as long-term investment securities	-	195	266
Long-term investment securities reclassified as short-term investment securities	624	778	46
Long-term investment securities sold before maturity	69	542	31
Investment in mutual funds:			
French mutual funds	12,810	8,747	5,844*
Foreign mutual funds	3,369	2,751	1,736*
Of which capital appreciation funds	688	675	80
Listed securities	117,427	112,641	109,590
Subordinated securities	727	357	263
Securities lent	3,656	4,027	3,848

(1) Not including unrealized gains or losses on any forward financial instruments used to hedge short-term investment securities.
(2) Including unrealized gain or loss on instruments used to hedge long-term investment securities.

** Amounts restated in relation to those given in the 2001 annual report.*

Note 7

Investments of insurance companies

(in millions of euros at December 31)	2003	2002	2001
Real estate investments	265	223	170
Bonds and other debt securities	25,728	21,222	17,887
Investments held to guarantee unit-linked policies	14,031	13,384	15,294
Other investments	1,117	867	1,002
Shares and other equity securities	1,743	1,561	1,008
Total	**42,884**	**37,257**	**35,361**

Note 8

Investments in non-consolidated subsidiaries and affiliates, and other long-term equity investments

(in millions of euros at December 31)	2003	2002
Principal companies (1)		
0 to 5 % Accor, Adecco, Alcatel, Altadis, Arcelor, Aviva, Business Objects, Cap Gemini Ernst & Young, Carrefour, Danone, Dexia, France Télécom, Havas, ONA, Pernod Ricard, Peugeot SA, Renault, Sanofi, SCH, Schneider Electric, Sodexho, Suez, TF1, Total, Veolia Environnement, Vivendi Universal, Zodiac	4,381	5,213
5 to 10% SFL, Alstom, Cologne Re Managers, Hornby Lane	629	605
10 to 30% Crédit Logement, Sopra, SCI Secovalde, Sommer SA, Sicovam Holding	376	367
Sub-total	**5,386**	**6,185**
Other companies	**1,236**	**1,400**
Gross book value (2)	**6,622**	**7,585**
Provisions for possible losses	(1,352)	(1,332)
Advances to non-consolidated companies	4	14
Net book value (3)	**5,274**	**6,267**

(1) Only investments with a book value over EUR 30 million at December 31, 2003 are mentioned.
(2) Movements over the 2003 fiscal year: EUR (963) million, of which: acquisitions = EUR 251 million, disposals = EUR (1,087) million, changes in consolidation scope and other movements = EUR (127) million.
(3) Of which listed companies: net book value at December 31, 2003 = EUR 3,879 million; market value = EUR 4,053 million.

Note 9

Tangible and intangible fixed assets

(in millions of euros)	Gross book value 2002	Acquisitions	Disposals	Changes in consolidation scope and other movements	Gross book value 2003	Accumulated depreciation and amortization 2003	Net book value 2003
Operating assets							
Intangible assets							
Start-up costs	27	5	-	(13)	19	(13)	6
Software, EDP development costs	1,287	229	(17)	33	1,532	(1,032)	500
Other	441	175	(7)	(153)	456	(82)	374
Sub-total	**1,755**	**409**	**(24)**	**(133)**	**2,007**	**(1,127)**	**880**
Tangible assets							
Land and buildings	2,800	74	(47)	32	2,859	(809)	2,050
Other	3,528	370	(144)	(167)	3,587	(2,446)	1,141
Sub-total	**6,328**	**444**	**(191)**	**(135)**	**6,446**	**(3,255)**	**3,191**
Non-operating assets (1)							
Tangible assets							
Land and buildings	389	4	(11)	(232)	150	(57)	93
Pure rental transactions and other	2,200	607	(381)	2,572	4,998	(1,499)	3,499
Sub-total	**2,589**	**611**	**(392)**	**2,340**	**5,148**	**(1,556)**	**3,592**
Total	**10,672**	**1,464**	**(607)**	**2,072**	**13,601**	**(5,938)**	**7,663**

(1) Not including the proprietary real estate investment portfolio held by specialized financing companies.

The acquisitions made in 2003 had an impact of EUR 2,243 million on the Group's net fixed assets as at December 31, 2003 (gross fixed assets: EUR 3,174 million). AXUS International, the vehicle leasing group, accounted for EUR 1,981 million in net value terms (gross value: EUR 2,777 million).

Note 10

Goodwill (1)

(in millions of euros at December 31)	2003			2002			2001
	Gross book value	Accumulated amortization	Net book value	Gross book value	Accumulated amortization	Net book value	Net book value
Goodwill							
Retail Banking	**1,581**	**(266)**	**1,315**	**1,526**	**(182)**	**1,344**	**1,450**
French networks	115	(62)	53	113	(57)	56	62
Retail Banking outside France (2)	1,033	(135)	898	1 046*	(85)*	961*	1,087
Specialized subsidiaries and other (3)	433	(69)	364	367*	(40)*	327*	301
Corporate and Investment Banking	**256**	**(177)**	**79**	**237**	**(161)**	**76**	**128**
Corporate Banking (4)	112	(41)	71	54	(31)	23	27
Investment Banking	144	(136)	8	183	(130)	53	101
Global Investment Management	**918**	**(162)**	**756**	**840**	**(107)**	**733**	**883**
Asset Management	595	(97)	498	678	(69)	609	741
Private Banking (5)	323	(65)	258	162	(38)	124	142
Corporate Center	**3**	**(3)**	**-**	**2**	**(1)**	**1**	**1**
Sub-total	**2,758**	**(608)**	**2,150**	**2,605**	**(451)**	**2,154**	**2,462**
Negative Goodwill							
Corporate and Investment Banking	**(1)**	**-**	**(1)**	**(42)**	**42**	**-**	**(7)**
Sub-total	**(1)**	**-**	**(1)**	**(42)**	**42**	**-**	**(7)**
Net total	**2,757**	**(608)**	**2,149**	**2,563**	**(409)**	**2,154**	**2,455**

** Amounts restated in relation to those given in the 2002 annual report.*

(1) Current and exceptional amortization expenses are assigned to the Corporate Center.
(2) The change over 2003 in gross goodwill booked by Retail Banking outside France is essentially due to:
– impact of currency translation on goodwill booked in foreign currencies (EUR -26 million);
– downward revision of the goodwill on a previous acquisition (EUR -11 million);
– the acquisition of SSB Bank in Ghana in the second quarter of 2003;
– the acquisition of the Banque Française Commerciale de l'Océan Indien in the third quarter of 2003.
(3) Mainly the acquisition of the vehicle leasing group, AXUS International, in the first quarter of 2003.
(4) Acquisition of Selftrade in the first quarter of 2003 and increase in SG's controlling stake in Boursorama.
(5) Acquisition of Compagnie Bancaire Genève in the third quarter of 2003.

Note 11

Accruals, other accounts receivable and other assets

(in millions of euros at December 31)	2003	2002	2001
Other assets			
Miscellaneous receivables	13,737	12,607	11,285
Premiums on options purchased	21,441	21,481	25,804
Settlement accounts on securities transactions	3,934	2,192	5,109
Other assets	759	1,148	786
Other insurance assets	323	212	190
Sub-total	**40,194**	**37,640**	**43,174**
Accruals and similar			
Prepaid expenses	524	400	517
Accrued income (1)	2,941	2,724	4,507
Deferred taxes (2)	90	-	-
Other (3)	13,013	18,952	15,241
Sub-total	**16,568**	**22,076**	**20,265**
Gross amount	**56,762**	**59,716**	**63,439**
Allowances for possible losses	(214)	(221)	(220)
Net amount	**56,548**	**59,495**	**63,219**

(1) This item includes the guarantee valued at EUR 157 million granted by the Czech government to cover non-performing loans at Komercni Banka.

(2) Breakdown of deferred taxes by category

(in millions of euros at December 31, 2003)	Deferred income tax assets	Deferred income tax liabilities
Timing differences related to:		
Inner reserve arising from lease financing transactions	30	662
Results of partnerships	-	218
Reassessment reserves *(Note 1)*	-	25
Other (principally relating to the deductibility of provisions)	1,370	405
Total	**1,400**	**1,310**

(3) Other accruals mainly comprise foreign currency debit adjustment accounts, discounts at issuance or redemption of bonds and assimilated securities, and the profits on revaluation of forward financial instruments.

Note 12

Due to banks

(in millions of euros at December 31)	2003	2002	2001
Demand deposits			
Demand deposits and current accounts	17,582	12,311	22,139
Borrowings secured by overnight notes	-	43	61
Sub-total	**17,582**	**12,354**	**22,200**
Term deposits			
Term deposits and borrowings	46,309	37,508	40,593
Borrowings secured by notes and securities	312	245	303
Sub-total	**46,621**	**37,753**	**40,896**
Related payables	324	395	481
Securities sold under repurchase agreements	19,081	18,737	21,547
Total	**83,608**	**69,239**	**85,124**

Note 13

Customer deposits

(in millions of euros at December 31)	2003	2002	2001
Special savings accounts			
Demand	21,587	18,287	16,250
Term	21,874	21,775	22,200
Sub-total	**43,461**	**40,062**	**38,450**
Other demand deposits			
Businesses and sole proprietors	29,650	24,866	24,291
Individual customers	23,745	21,594	20,894
Financial institutions	10,705	5,753	5,908
Other	4,184	5,303	3,692
Sub-total	**68,284**	**57,516**	**54,785**
Other term deposits			
Businesses and sole proprietors	25,783	25,051	20,283
Individual customers	10,213	10,988	12,687
Financial institutions	5,797	12,309	16,977
Other	5,717	5,902	6,478
Sub-total	**47,510**	**54,250**	**56,425**
Related payables	951	949	875
Total customer deposits	**160,206**	**152,777**	**150,535**
Borrowings secured by notes and securities	3,229	2,210	2,915
Securities sold to customers under repurchase agreements	32,655	41,098	46,866
Total	**196,090**	**196,085**	**200,316**

Note 14

Securitized debt payables

(in millions of euros at December 31)	2003	2002	2001
Term savings certificates	841	881	865
Bond borrowings	4,607	5,253	7,333
Related payables	84	185	215
Sub-total	**5,532**	**6,319**	**8,413**
Interbank certificates and negotiable debt instruments	77,052	71,104	53,706
Related payables	333	454	855
Total [1]	**82,917**	**77,877**	**62,974**

(1) Newly consolidated entities have an impact of EUR 1,365 million on the Group's securitized debt payables at December 31, 2003.

Note 15

Underwriting reserves of insurance companies

(in millions of euros at December 31)	2003	2002	2001
Unit-linked policy underwriting reserves	14,149	13,400	15,317
Life insurance underwriting reserves	26,882	22,262	18,726
Non-life insurance underwriting reserves	133	98	91
Total	**41,164**	**35,760**	**34,134**

Note 16

Accruals, other accounts payable and other liabilities

(in millions of euros at December 31)	2003	2002	2001
Transactions on securities			
Amounts payable for borrowed securities	8,611	6,640	6,325
Other amounts due for securities	32,575	24,272	28,870
Sub-total	**41,186**	**30,912**	**35,195**
Other liabilities			
Miscellaneous payables	13,927	12,627	10,239
Premiums on sold options	23,699	21,700	24,916
Settlement accounts on securities transactions	3,901	2,975	7,683
Other securities transactions	70	51	60
Related payables	227	180	227
Other insurance liabilities	73	84	58
Sub-total	**41,897**	**37,617**	**43,183**
Accruals and similar			
Accrued expenses	3,858	4,148	4,226
Deferred taxes	–	89	324
Deferred income	2,014	2,358	1,533
Other (1)	8,771	12,643	10,819
Sub-total	**14,643**	**19,238**	**16,902**
Total	**97,726**	**87,767**	**95,280**

(1) This item mainly comprises foreign currency credit adjustment accounts and the losses on revaluation of forward financial instruments.

Note 17

Provisions and reserves

(in millions of euros at December 31)	2003	2002	2001
Provisions for possible losses charged against assets			
Banks	94	114	118
Customer loans	6,497	6,894*	6,706*
Lease financing agreements	250	182	201*
Other	302	263	283*
Sub-total	**7,143**	**7,453**	**7,308**
Provisions for general risks and commitments booked as a liability			
Prudential general country risk reserve *(Note 1)*	453	465	599
Commitments made to banks	6	4	4
Commitments made to customers	273	327*	308
Sectoral provisions and other (1)	558	277*	-
Provisions for other risks and commitments	1,559	1,401*	1,485
Sub-total	**2,849**	**2,474**	**2,396**
Total provisions (excluding securities) (2)	**9,992**	**9,927**	**9,704**
Provisions on securities	1,816	1,862	1,032
Provisions on investments of insurance companies	2	10	4
Total provisions (3)	**11,810**	**11,799**	**10,740**

** Amounts restated in relation to those given in the 2001 and 2002 annual reports.*

(1) As of January 1, 2003, all sectoral provisions that cannot be assigned to a single non-performing loan have been grouped in a specific account. The financial statements as at December 31, 2002 were restated accordingly for the purpose of comparison. These provisions were charged against the assets side of the balance sheet in the amount of EUR 176 million or were carried on the liabilities side of the balance sheet in the amount of EUR 101 million (EUR 71 million in off-balance sheet items relating to commitments made to customers and EUR 30 million in provisions for risks and commitments).

(2) The change in risk reserves breaks down as follows :

(in millions of euros at December 31)	2002	Net allocations	Others income statement balances (5)	Used provisions	Change in scope and exchange rates	2003
Prudential country risk reserve	465	51	-	-	(63)	453
Provisions for identified risks	8,061	948	(4)	(1,019)	(6)	7,980
Provisions for general risks and commitments (4)	1,401	83	357	(191)	(91)	1,559
Total	**9,927**	**1,082**	**353**	**(1,210)**	**(160)**	**9,992**

As regards the Group's Argentine risk, total provisions booked at December 31, 2003 stood at EUR 255 million, including EUR 219 million of provisions for commercial risks and other assets, EUR 25 million in the form of the prudential country risk reserve, and EUR 11 million of provision for general risks and commitments.

(3) An analysis of risk provisioning is given in the Management Report and the principles for allocating provisions are set out in the "Risk management" section of the annual report. The insurance underwriting reserves are presented in Note 15.

(4) Analysis of provisions for general risks and commitments

(in millions of euros at December 31)	2002	Net allocations	Others income statement balances (5)	Used provisions	Change in scope and exchange rates	2003
Provisions for pensions and other post-retirement benefits	261	-	29	-	12	302
Provisions for restructuring costs and litigations expenses	182	-	28	(10)	(21)	179
Provisions for tax adjustments	131	-	175	(3)	1	304
Provisions for forward financial instruments	39	-	70	(2)	-	107
Other provisions for risks and litigation	788	83	55	(176)	(83)	667
Total	**1,401**	**83**	**357**	**(191)**	**(91)**	**1,559**

(5) Provisions for unpaid interest income are charged against net banking income and the impact on earnings of provisions for general risks and commitments is recognized in the income statement balances.

Term to maturity (in millions of euros)

	2003		
	0-1 year	1-5 years	over 5 years
– Interest rate swaps	1,124,609	1,456,897	169,222
– Currency financing swaps	71,488	27,012	17,583
– Interest rate futures	676,069	78,216	9,632
– Foreign exchange futures	3,165	58	2
– Other firm instruments	113,571	48,517	21,930
– Interest rate options	337,562	839,544	40,440
– Foreign exchange options	94,817	7,088	182
– Other options	295,451	105,975	7,969
Total	**2,716,732**	**2,563,307**	**266,960**

Note 22

Breakdown of assets and liabilities by term to maturity

(in millions of euros at December 31) 2003	0-3 months	3 months-1 year	1-5 years	Over 5 years	Inter-company eliminations	Total
Assets						
Transactions with banks						
Due from banks	169,494	28,097	43,900	31,105	(212,314)	**60,282**
Transactions with customers						
Customer loans	92,931	22,791	69,945	41,470	(33,590)	**193,547**
Lease financing and similar agreements	1,679	2,905	9,473	4,276	(12)	**18,321**
Bonds and other debt securities						
Trading securities	11,027	38,537	1,208	351	(19,417)	**31,706**
Short-term investment securities	3,663	8,398	12,513	5,974	(15,394)	**15,154**
Long-term investment securities	703	795	7,077	13,702	(1,365)	**20,912**
Liabilities						
Transactions with banks						
Due to banks	198,045	31,880	46,765	30,616	(223,698)	**83,608**
Transactions with customers						
Customer deposits	163,281	8,293	20,685	21,507	(17,676)	**196,090**
Securitized debt payables	43,621	23,997	30,669	20,034	(35,404)	**82,917**

Note 23

Consolidated cash flow statement

(in millions of euros at December 31,2003)	Uses	Sources
Cash flow		4,006
Dividends paid	972	
Net cash flow (a)		**3,034**
Capital increase		321
Preferred shares increase		650
Treasury stock decrease/increase	368	153
Subordinated debt decrease/increase	620	340
Capital transactions (b)		**476**
(I) - Long-term funds (a) + (b)		**3,510**
Cost of investment in newly consolidated affiliates	343	
Purchase/proceeds from sale of affiliates and other long-term investments	75	1,482
Purchase/proceeds from sale of fixed assets	1,464	365
(II) - Net cash inflow/(outflow) from investing activities	**35**	
(I) – (II) Change in working capital		3,475
Interbank activities and cash		23,499
Customer loans	2,463	
Customer deposits		7,391
Securities activities	30,568	
Bond debt	747	
Forward financial instrument commitments	311	
Lease financing activities	1,038	
(III) - Net cash inflow/(outflow) from banking activities	**4,237**	
Insurance investments	5,749	
Insurance deposits		5,370
(IV) - Cash inflow/(outflow) from non-banking activities	**379**	
(V) - Other		**1,141**
(III) + (IV) – (V) Change in cash inflow/(outflow) from operating activities	3,475	

The cash flow statement summarizes the cash flows resulting from transactions carried out by the Group that have an impact on its liquidity. Non-cash flows do not figure in this statement, notably the waiver of accounts receivable.

The investment of funds is recognized at the cost price.
The funds generated on the disposal of fixed assets are booked at the selling price (including capital gains or losses).

Translation adjustments relating to capital transactions are booked in the account "Other items". In contrast, translation adjustments concerning banking and non-banking activities are recognized in the corresponding accounts.

Note 24

Interest income and expense from transaction with banks

(in millions of euros at December 31)	2003	2002	2001
Transactions with central banks, post office accounts and banks	1,601	2,090	2,973
Net premiums and discounts	75	77	52
Total interest income	**1,676**	**2,167**	**3,025**
Transactions with central banks, post office accounts and banks	(2,592)	(3,382)	(4,094)
Total interest expense	**(2,592)**	**(3,382)**	**(4,094)**
Securities purchased under resale agreements and loans secured by notes and securities	1,744	2,112	2,667
Securities sold under repurchase agreements and borrowings secured by notes and securities	(2,004)	(2,121)	(2,916)
Net interest income from transactions with banks	**(1,176)**	**(1,224)**	**(1,318)**

Note 25

Interest income and expenses from transactions with customers

(in millions of euros at December 31)	2003	2002	2001
Trade notes	660	693	619
Other customer loans			
- short-term loans	2,173	2,583	3,150
- export loans	242	524	647
- equipment loans	1,552	1,489	1,278
- mortgage loans	2,040	1,918	1,870
- other loans	1,010	1,079	921
Sub-total	**7,017**	**7,593**	**7,866**
Overdrafts	684	779	866
Net premiums and discounts	(9)	(22)	14
Total interest income	**8,352**	**9,043**	**9,365**
Special savings accounts	(1,276)	(1,298)	(1,311)
Other deposits	(1,806)	(2,510)	(3,374)
Total interest expense	**(3,082)**	**(3,808)**	**(4,685)**
Securities purchased under resale agreements and loans secured by notes and securities	1,698	1,593	1,561
Securities sold under repurchase agreements and borrowings secured by notes and securities	(2,594)	(2,604)	(3,168)
Net interest income from transactions with customers	**4,374**	**4,224**	**3,073**

Note 26

Net income from lease financing and similar agreements

(in millions of euros at December 31)	2003	2002	2001
Real estate lease financing agreements	311	305	336
Equipment lease financing agreements	565	421	329
Lease-purchase and similar agreements	612	648	569
Net total	**1,488**	**1,374**	**1,234**

Note 27

Dividend income

(in millions of euros at December 31)	2003	2002	2001
Dividends from shares and other equity securities	393	92	29
Dividends from investments in non-consolidated subsidiaries and affiliates, and other long-term equity investments	189	199	182
Total (1)	**582**	**291**	**211**

(1) Dividends received from investments in the trading portfolio have been classified under "Net income from financial transactions".

Note 28

Net fee income

(in millions of euros at December 31)	2003	2002	2001
Fee income from:			
Transactions with banks	123	93	72
Transactions with customers	1,575	1,353	1,194
Securities transactions	2,170	2,513	2,370
Primary market transactions	222	171	270
Foreign exchange transactions and forward financial instruments	428	520	369
Loan and guarantee commitments	482	454	410
Services and other	1,507	1,374	1,280
Sub-total	**6,507**	**6,478**	**5,965**
Fee expense on:			
Transactions with banks	(154)	(153)	(132)
Securities transactions	(293)	(368)*	(124)*
Foreign exchange transactions and forward financial instruments	(347)	(411)	(360)
Loan and guarantee commitments	(123)	(125)	(88)
Other	(506)	(428)	(253)
Sub-total	**(1,423)**	**(1,485)**	**(957)**
Net total (1)	**5,084**	**4,993***	**5,008***

(1) Net fee income breaks down by type of service, as follows:

- banking services and advisory	2,342	2,078	1,964
- guarantees and endorsements	358	330	323
- issuance	222	171	270
- asset management and life insurance	1,655	1,770	1,545
- brokerage and other	507	644*	906*

** As of January 1, 2003, commissions paid to brokers considered to have the same status as salaried employees, which were previously booked as fees and commissions directly charged against Net Banking Income, are now recognized under personnel expenses. The commissions have been restated in the financial statements as at December 31, 2002 in the amount of EUR 119 million and as at December 31, 2001 in the amount of EUR 82 million.*

Note 29

Net income from financial transactions

(in millions of euros at December 31)	2003	2002	2001
Net income from the trading portfolio:			
Net income from transactions on trading securities	4,615	(4,959)	(1,881)
Net income from forward financial instruments	(3,244)	7,528	5,114
Net income from foreign exchange transactions	1,514	769	(28)
Sub-total (1)	**2,885**	**3,338**	**3,205**
Net income from short-term investment securities:			
Gains on sale	172	145	187
Losses on sale	(98)	(128)	(174)
Net reversal of provisions	23	26	84
Sub-total	**97**	**43**	**97**
Net income from shares intended for portfolio activity:			
Gains on shares intended for portfolio activity	(20)	(31)	63
Net allocation to provisions for portfolio activity	40	(87)	(107)
Sub-total	**20**	**(118)**	**(44)**
Net total	**3,002**	**3,263**	**3,258**

(1) As transactions are recognized on the basis of the type of instrument and not on the basis of the purpose for which they are used, the income generated by the same must be assessed as a whole.
It should be noted that this income does not include either the refinancing cost of financial transactions, or trading coupons.
However, it does include the sales margin generated on structured products integrating forward financial instruments or on the distribution of complex products.

Note 30

Gross margin of insurance business

(in millions of euros at December 31)	2003	2002	2001
Earned premiums	6,524	5,398	4,804
Cost of benefits (including change in reserves)	(6,236)	(5,150)	(4,474)
Net income from investments	151	172	135
Other technical income and expenses	(302)	(287)	(245)
Reclassification of operating expenses	(92)	(82)	(84)
Total	**45**	**51**	**136**

The gross margin of the insurance companies corresponds to the income generated on life and non-life insurance policies. In particular, it does not include front-end loads, management fees charged on the policy outstanding, commissions paid to the distribution networks, and financial income realized on capital investments, which are broken down in the other items making up net banking income.

The contribution of insurance companies to consolidated net banking income is as follows:

(in millions of euros at December 31)	2003	2002	2001
Contribution to NBI before elimination of intercompany transactions	306	284	358
Elimination of intercompany transactions*	159	165	140
Contribution to NBI after elimination of intercompany transactions	465	449	498

** This essentially concerns the elimination of commissions paid by the insurance companies to the distribution networks and the elimination of financial income on investments made in other Group companies.*

Note 31

Net income from other activities

(in millions of euros at December 31)	2003	2002	2001
Net income from real estate development		45	29
Net income from real estate investments (1) (2)		38	107
Net income from other activities		16	10
Total		**99**	**146**

(1) Net income from real estate investments in 2001 essentially comprised the capital gain of EUR 61 million realized on the disposal of the Patriges Grace Church building.
(2) Net income from real estate investments in 2003 includes a capital gain of EUR 189 million realized on the disposal of the Paris Trocadéro building.

Note 32

Personnel expenses

(in millions of euros at December 31)	2003	2002	2001
Employee compensation (1)		4,428*	4,294*
Social security benefits and payroll taxes (1)		1,537	1,419
Employee profit sharing and incentives (3)		214	184
Total		**6,179**	**5,897**
Average staff (2)	**90,040**	**88,278**	**86,574**
In France	51,349	50,689	49,020
Outside France	38,691	37,589	37,554

The average headcount of the newly acquired subsidiaries is not adjusted in proportion to the length of time that the subsidiaries have been owned.

The companies acquired in 2003 contributed 2,399 employees.

** As of January 1, 2003, commissions paid to brokers who are considered to have the same status as salaried employees, which were previously booked as fees and commissions directly charged against Net Banking Income, are now recognized under personnel expenses. Personnel expenses have been restated in the financial statements as at December 31, 2002 in the amount of EUR 119 million and as at December 31, 2001 in the amount of EUR 92 million.*

(1) Of which EUR 1,560 million for bonuses at December 31, 2003 (EUR 1,310 million at December 31, 2002 and EUR 1,309 million at December 31, 2001).

(2) Including temporary staff.

(3) Analysis of personnel expenses for the last five years:

(in millions of euros at December 31)	2003	2002	2001	2000	1999
Société Générale *					
Profit sharing	15**	(1)	1	52	5
Incentives	49	62	50	55	41
Employer contribution	72	74	67	62	54
Sub-total	**136**	**135**	**118**	**169**	**100**
Subsidiaries	99	79	66	70	54
Total	**235**	**214**	**184**	**239**	**154**

** Including Sogénal in 2001.*
*** Provision for profit sharing.*

Remuneration of members of the Board of Directors and Chief Executive Officers
Total attendance fees paid in January 2004 to the Company's directors for the 2003 financial year amounted to EUR 0.65 million.
The remuneration paid in 2003 to the Chief Executive Officers totaled EUR 2.79 million (including EUR 1.24 million in performance-linked bonuses for the 2002 financial year).

Note 33

Cost of risk

(in millions of euros at December 31)	2003	2002	2001
Net allocation to provisions for identified risks			
– Provisions for identified risks	(948)	(1,243)	(960)
– Provisions for risks and charges	(83)	(18)	(66)
– Losses not covered by provisions and amounts recovered on write-offs	(144)	(101)	(51)
Sub-total	**(1,175)**	**(1,362)**	**(1,077)**
Net allocation to general country risk reserves	(51)	61	10
Net allocation to provisions for receivables and commitments	**(1,226)**	**(1,301)**	**(1,067)**

Note 34

Companies accounted for by the equity method

(in millions of euros at December 31)	% voting interest	Activity	Société Générale's equity contribution *	Société Générale's share in net income (loss)		
				2003	2002	2001
Non-financial companies						
Chesapeake Holding (CHC)	36.35	Structured finance	(56)	9	12	12
Sifa [(1)]	–	Portfolio management	–	–	4	4
Géodis	27.17	Industrial and commercial company	(29)	5	(13)	(36)
Property companies of the Sogéprom group		Property companies	14	7	7	–
Other			1	–	–	1
Sub-total			**(70)**	**21**	**10**	**(19)**
Financial companies						
Fiditalia Spa [(2)]	100.00	Specialized financing	–		–	(22)
ACL	36.05	Bank	(273)	–	–	–
Sophia [(3)]	25.20	Property company	(28)	9	24	17
United Arab Bank	20.00	Bank	10	4	4	4
Other [(4)]			26	9	10	2
Sub-total			**(265)**	**22**	**38**	**1**
Total			**(335)**	**43**	**48**	**(18)**

* *Including the Group's 2003 earnings.*

(1) Exchange transaction during the second half of 2002 with the full stake exchanged for 100% of the capital of Fonvalor II, which is now fully consolidated.
(2) This company is now fully consolidated.
(3) This company was sold in February 2004 under the public offering made by GE Real Estate Investissement France, a subsidiary of General Electric.
(4) This item notably comprises the subsidiaries sub-consolidated by Komercni Banka (Vseobecna Stavebni Sporitelna) and by Crédit du Nord.

Note 35

Net income from long-term investments

(in millions of euros at December 31)	2003	2002	2001
Long-term investment securities			
Net capital gains (or losses) on sale	4	47	(12)
Net allocation to provisions	-	-	5
Sub-total	**4**	**47**	**(7)**
Investments in non-consolidated subsidiaries and affiliates			
Gains on sale	466	484	756
Losses on sale.	(48)	(125)	(94)
Net allocation to provisions	(47)	(710)	(201)
Sub-total (1)	**371**	**(351)**	**461**
Operating fixed assets			
Gains on sale	37	33	34
Losses on sale	(15)	(28)	(14)
Sub-total	**22**	**5**	**20**
Net total	**397**	**(299)**	**474**

(1) Income from investments in non-consolidated subsidiaries and affiliates at December 31, 2003 includes EUR 242 million from the disposal of equity holdings in banks and EUR 15 million of provisions on the industrial equity portfolio (EUR 772 million at December 31, 2002).

Note 36

Exceptional items

(in millions of euros at December 31)	2003	2002	2001
Exceptional income	2	13	31
Exceptional losses	(48)	(183)	(48)
Net total	**(46)**	**(170)**	**(17)**

Breakdown of exceptional items

– Provisions for costs linked to introduction of the single European currency and Y2K	-	(9)	(9)
– Contribution by French banks to the Compensation Fund and to *"Fondation du Souvenir des victimes de la Shoah"*	-	(2)	(3)
– Provisions for contributions to the deposits and securities guarantee fund *(see Note 1)*	-	-	(5)
– Provision booked to cover the fraud affecting Cowen's former private client brokerage division *	(46)	(159)	-

** See Note 1. A reversal for an equivalent amount from the General reserve for banking risks was recognized in the accounts at December 31, 2002 and December 31, 2003.*

Note 37

Income tax

(In millions of euros at December 31)	2003	2002	2001
Current taxes	(1,194)	(767)	(764)
Deferred taxes	33	118	25
Total (1)	**(1,161)**	**(649)**	**(739)**

(1) The reconciliation of the difference between the Group's normative tax rate and its effective tax rate breaks down as follows:

Income before tax and net income from companies accounted for by the equity method	*4,240*	*2,447*	*3,177*
Normal tax rate applicable to French companies (including 3% and 3.3% tax surcharges)	*35.4%*	*35.4%*	*36.4%*
Permanent differences	*– 2.5%*	*– 5.7%**	*– 6.2%**
Differential on items taxed at reduced rate	*– 0.7%*	*+ 2.7%*	*– 2.9%*
Tax rate differential on profits taxed outside France	*– 3.4%*	*– 5.2%*	*– 1.2%*
Impact of non-deductible losses for the period and use of losses carried forward	*– 1.4%*	*– 0.6%**	*– 2.9%**
Effective tax rate	***27.4%***	***26.6%***	***23.2%***

** Amounts restated in relation to those given in the 2001 and 2002 annual reports.*

Note 38

Income statement by core business

(in millions of euros at December 31)	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
	Retail Banking			Asset Management and Private Banking			Corporate and Investment Banking			Corporate Center and other			Group		
Net banking income	9,222	8,684	7,801	1,270	1,304	1,106	5,141	4,769	5,129	4	(184)	(70)	15,637	14,573	13,966
Operating expenses	(6,200)	(5,873)	(5,317)	(864)	(905)	(692)	(3,274)	(3,487)	(3,813)	(230)	(261)	(374)	(10,568)	(10,526)	(10,196)
Gross operating income	**3,022**	**2,811**	**2,484**	**406**	**399**	**414**	**1,867**	**1,282**	**1,316**	**(226)**	**(445)**	**(444)**	**5,069**	**4,047**	**3,770**
Cost of risk	(648)	(653)	(503)	(2)	(14)	(9)	(519)	(717)	(543)	(57)	83	(12)	(1,226)	(1,301)	(1,067)
Net income from companies accounted for by the equity method	13	14	(16)	-	-	-	17	18	12	13	16	(14)	43	48	(18)
Net income from long-term investments	5	21	13	(11)	(10)	(5)	29	24	11	374	(334)	455	397	(299)	474
Earnings before exceptional items and tax	**2,392**	**2,193**	**1,978**	**393**	**375**	**400**	**1,394**	**607**	**796**	**104**	**(680)**	**(15)**	**4,283**	**2,495**	**3,159**
Exceptional items	-	-	-	-	-	-	-	-	-	(46)	(170)	(17)	(46)	(170)	(17)
Income tax	(812)	(741)	(705)	(120)	(120)	(136)	(307)	(78)	(131)	78	290	233	(1,161)	(649)	(739)
Amortization of goodwill	-	-	-	-	-	-	-	-	-	(217)	(184)	(76)	(217)	(184)	(76)
Net reversal from General reserve for banking risks	-	-	-	-	-	-	-	-	-	(104)	159	-	(104)	159	-
Net income before minority interests	**1,580**	**1,452**	**1,273**	**273**	**255**	**264**	**1,087**	**529**	**665**	**(185)**	**(585)**	**125**	**2,755**	**1,651**	**2,327**
Minority interests	(187)	(175)	(131)	(24)	(15)	(12)	(8)	(20)	(11)	(44)	(44)	(19)	(263)	(254)	(173)
Net income	**1,393**	**1,277**	**1,142**	**249**	**240**	**252**	**1,079**	**509**	**654**	**(229)**	**(629)**	**106**	**2,492**	**1,397**	**2,154**

The principles and methodology for determining results by core business are detailed in the Management Report.

Results by core business have been restated in relation to those given in the 2002 annual report due to internal business transfers.

Note 39

*Geographical breakdown of net banking income**

(in millions of euros at December 31) 2003	France	Rest of Europe	Americas	Asia	Africa	Oceania	Total
Net interest and similar income (1)	4,838	2,332	1,420	59	407	129	9,185
Net fee income	3,098	737	956	114	159	20	5,084
Net income from financial transactions	591	(10)	2	315	27	(33)	892
Other net operating income	291	172	5	1	9	(2)	476
Net banking income	**8,818**	**3,231**	**2,383**	**489**	**602**	**114**	**15,637**

* *Geographical region in which companies recording income are located.*

(1) Including dividend income and net income from lease financing and similar agreements.

Note 40

Companies included in the consolidation scope

at December 31	Country	Method FULL: full consolidation PROP: proportionate consolidation EQUITY: equity method	Group ownership interest		Group voting interest	
			2003	2002	2003	2002
FRANCE						
Banks						
Banque de Polynésie	France	FULL	80.00	80.00	80.00	80.00
Barep	France	FULL	100.00	100.00	100.00	100.00
BFCOI (2)	France	FULL	50.00	-	50.00	-
Calif	France	FULL	100.00	100.00	100.00	100.00
Crédit du Nord (1)	France	FULL	80.00	80.00	80.00	80.00
Génébanque	France	FULL	100.00	100.00	100.00	100.00
Groupama Banques (2)	France	PROP	40.00	-	40.00	-
SG Calédonienne de Banque	France	FULL	100.00	100.00	100.00	100.00
SG de Banque aux Antilles	France	FULL	100.00	100.00	100.00	100.00
Financial companies						
Barep Gestion	France	FULL	100.00	100.00	100.00	100.00
Euro VL (1)	France	FULL	100.00	100.00	100.00	100.00
IEC	France	FULL	100.00	100.00	100.00	100.00
Lyxor Asset Management	France	FULL	100.00	100.00	100.00	100.00
Lyxor International Asset Management	France	FULL	100.00	100.00	100.00	100.00
Nofirec (1)	France	FULL	100.00	100.00	100.00	100.00
Pargesfonds	France	FULL	100.00	100.00	100.00	100.00
SG Asset Management	France	FULL	100.00	100.00	100.00	100.00
SGAM AI	France	FULL	100.00	100.00	100.00	100.00
SGAM Finance(1)	France	FULL	100.00	100.00	100.00	100.00
SGOP	France	FULL	100.00	100.00	100.00	100.00
Specialized financing						
Airbail	France	FULL	100.00	100.00	100.00	100.00
Ipersoc SAS (2)	France	FULL	100.00	-	100.00	-
Bull Finance	France	FULL	51.35	51.35	51.35	51.35
Cafirec	France	FULL	100.00	100.00	100.00	100.00
Cofranteg	France	FULL	100.00	100.00	100.00	100.00
Compagnie Générale de Location d'Équipements (1)	France	FULL	99.73	84.57	99.73	84.57
Dalarec	France	FULL	100.00	100.00	100.00	100.00
Diebold Computer Leasing	France	FULL	100.00	100.00	100.00	100.00
FCC ELEC	France	FULL	-	100.00	-	100.00
Fenwick Lease (10)	France	FULL	100.00	49.41	100.00	49.41
Fontanor (1) (2)	France	FULL	100.00	-	100.00	-
Franfinance (1)	France	FULL	99.99	99.99	99.99	99.99
Franfinance Location	France	FULL	99.99	99.99	100.00	100.00
Génécal	France	FULL	75.01	65.05	75.01	65.05
Génécomi	France	FULL	72.43	72.43	72.43	72.43
Linden SAS (2)	France	FULL	100.00	-	100.00	-
Locaplan S.A. (2)	France	FULL	100.00	-	100.00	-
Orpavimob S.A.	France	FULL	100.00	100.00	100.00	100.00
Promopart	France	FULL	100.00	100.00	100.00	100.00
SCP Clémence	France	FULL	100.00	100.00	100.00	100.00
SCP Cygne	France	FULL	100.00	100.00	100.00	100.00
SCP de la Prose	France	FULL	100.00	100.00	100.00	100.00
SCP Muscade	France	FULL	100.00	100.00	100.00	100.00
SCP Philibert	France	FULL	100.00	100.00	100.00	100.00
SCP Salomé	France	FULL	100.00	100.00	100.00	100.00
SG Services	France	FULL	100.00	100.00	100.00	100.00
SNC Athena Investissements (2)	France	FULL	100.00	-	100.00	-
SNC Cofininvest	France	FULL	100.00	100.00	100.00	100.00
SNC Distinvest	France	FULL	100.00	100.00	100.00	100.00
SNC Finovadis	France	FULL	100.00	100.00	100.00	100.00
SNC Fininva	France	FULL	100.00	100.00	100.00	100.00
SNC Paris Strasbourg	France	FULL	100.00	100.00	100.00	100.00
SNC Financières Valmy Investissements	France	FULL	100.00	100.00	100.00	100.00
Sofinabail	France	FULL	100.00	100.00	100.00	100.00

Companies included in the consolidation scope

at December 31	Country	Method FULL: full consolidation PROP: proportionate consolidation EQUITY: equity method	Group ownership interest 2003	Group ownership interest 2002	Group voting interest 2003	Group voting interest 2002
SAS IPF	France	FULL	100.00	100.00	100.00	100.00
Sofom	France	FULL	100.00	100.00	100.00	100.00
Sofrafi	France	FULL	100.00	100.00	100.00	100.00
Sogéfimur	France	FULL	100.00	100.00	100.00	100.00
Sogéfinancement	France	FULL	100.00	100.00	100.00	100.00
Sogéfinerg	France	FULL	100.00	100.00	100.00	100.00
Sogéga PME	France	FULL	100.00	100.00	100.00	100.00
Sogelease France	France	FULL	100.00	100.00	100.00	100.00
Solocvi	France	FULL	100.00	100.00	100.00	100.00
Temsys (1)	France	FULL	100.00	100.00	100.00	100.00
Valmyfin (2)	France	FULL	100.00	-	100.00	-
Varoner 2 (2)	France	FULL	100.00	-	100.00	-
Portfolio management						
Aurelec	France	FULL	100.00	100.00	100.00	100.00
Ezépart (2)	France	FULL	100.00	-	100.00	-
Finareg	France	FULL	100.00	100.00	100.00	100.00
Finecorp	France	FULL	100.00	100.00	100.00	100.00
Fonvalor2	France	FULL	100.00	100.00	100.00	100.00
Geforpat	France	FULL	100.00	100.00	100.00	100.00
Géné Act 1	France	FULL	100.00	100.00	100.00	100.00
Généfinance	France	FULL	100.00	100.00	100.00	100.00
Généfitec	France	FULL	100.00	100.00	100.00	100.00
Généinvestissement	France	FULL	100.00	100.00	100.00	100.00
Généplus	France	FULL	100.00	100.00	100.00	100.00
Généval	France	FULL	100.00	100.00	100.00	100.00
Geninfo	France	FULL	100.00	100.00	100.00	100.00
Libécap	France	FULL	100.00	100.00	100.00	100.00
Megaval	France	FULL	100.00	100.00	100.00	100.00
Salvépar (1)	France	FULL	51.42	51.42	51.42	51.42
SCI Foncière Défense	France	FULL	99.99	99.99	100.00	100.00
SG Capital Développement	France	FULL	100.00	100.00	100.00	100.00
SGOP Holding	France	FULL	100.00	100.00	100.00	100.00
SHTV Holding	France	FULL	100.00	100.00	100.00	100.00
Sivalparts	France	FULL	100.00	100.00	100.00	100.00
Sogéfim	France	FULL	100.00	100.00	100.00	100.00
Sogénal Participations	France	FULL	100.00	100.00	100.00	100.00
Sogéparts	France	FULL	100.00	100.00	100.00	100.00
Sogéparticipations (ex-Sogénal) (1)	France	FULL	100.00	100.00	100.00	100.00
Sogéplus	France	FULL	100.00	100.00	100.00	100.00
Soginnove	France	FULL	100.00	100.00	100.00	100.00
Sté Rue Edouard-VII	France	FULL	99.91	99.91	99.91	99.91
Valminco	France	FULL	100.00	100.00	100.00	100.00
Vouric	France	FULL	100.00	100.00	100.00	100.00
Brokers						
Fimat Banque	France	FULL	100.00	100.00	100.00	100.00
Fimat SNC	France	FULL	100.00	100.00	100.00	100.00
Boursorama (1) (5)	France	FULL	71.01	67.04	71.01	67.04
SG Énergie (1)	France	FULL	100.00	100.00	100.00	100.00
Gaselys	France	PROP	49.00	49.00	49.00	49.00
Nabab (3)	France	FULL	-	100.00	-	100.00
Clickoptions	France	FULL	100.00	100.00	100.00	100.00
SG Euro CT	France	FULL	100.00	100.00	100.00	100.00
SG Options Europe	France	FULL	100.00	100.00	100.00	100.00
SG Securities Paris	France	FULL	100.00	100.00	100.00	100.00
Real estate and real estate financing						
Coprim (1)	France	FULL	100.00	100.00	100.00	100.00
Crédit Immobilier Général (3)	France	FULL	-	100.00	-	100.00
Galybet	France	FULL	100.00	100.00	100.00	100.00

Companies included in the consolidation scope

at December 31	Country	Method FULL: full consolidation PROP: proportionate consolidation EQUITY: equity method	Group ownership interest		Group voting interest	
			2003	2002	2003	2002
Généfim [1]	France	FULL	100.00	100.00	100.00	100.00
Généfimmo [1]	France	FULL	100.00	100.00	100.00	100.00
Patriges Grace Church	France	FULL	100.00	100.00	100.00	100.00
SCA Paris-Trocadéro [3]	France	FULL	-	100.00	-	100.00
SFCC	France	FULL	99.99	99.99	99.99	99.99
Sogébail	France	FULL	44.26	45.92	46.79	40.67
Sogéprom [1]	France	FULL	77.56	68.21	69.99	59.99
Sophia [1]	France	EQUITY	25.20	27.41	25.20	29.45
Sophia-bail	France	FULL	63.35	64.43	51.00	51.00
Services						
CGA	France	FULL	100.00	100.00	100.00	100.00
ECS [1]	France	FULL	100.00	100.00	100.00	100.00
Parel	France	FULL	100.00	100.00	100.00	100.00
Socogéfi	France	FULL	100.00	100.00	100.00	100.00
Group real estate management companies						
CFM [1]	France	FULL	100.00	100.00	100.00	100.00
Eléaparts	France	FULL	100.00	100.00	100.00	100.00
Génégis 1	France	FULL	100.00	100.00	100.00	100.00
Génégis 2	France	FULL	100.00	100.00	100.00	100.00
Génévalmy	France	FULL	100.00	100.00	100.00	100.00
SC Alicante 2000	France	FULL	71.52	71.52	100.00	100.00
SC Chassagne 2000	France	FULL	71.52	71.52	100.00	100.00
SCI Opéra 72	France	FULL	99.99	99.99	100.00	100.00
SI 29 Haussmann	France	FULL	100.00	100.00	100.00	100.00
Société Immobilière de Strasbourg	France	FULL	100.00	100.00	100.00	100.00
Sogé Colline Sud	France	FULL	100.00	100.00	100.00	100.00
Sogé Périval 1	France	FULL	100.00	100.00	100.00	100.00
Sogé Périval 2	France	FULL	100.00	100.00	100.00	100.00
Sogé Périval 3	France	FULL	100.00	100.00	100.00	100.00
Sogé Périval 4	France	FULL	100.00	100.00	100.00	100.00
Sogéfontenay	France	FULL	100.00	100.00	100.00	100.00
Soginfo [1]	France	FULL	100.00	100.00	100.00	100.00
STIP	France	FULL	99.99	99.99	100.00	100.00
Valminvest	France	FULL	100.00	100.00	100.00	100.00
Insurance						
Génécar	France	FULL	100.00	100.00	100.00	100.00
Sogécap	France	FULL	100.00	100.00	100.00	100.00
Sogessur	France	FULL	65.00	65.00	65.00	65.00
EUROPE						
Banks						
Banca Romana Pentru Devzvoltare [1]	Romania	FULL	51.00	51.00	51.00	51.00
Komercni Banka [1] [4]	Czech Republic	FULL	60.35	60.35	60.35	60.35
Rüegg Bank [9]	Switzerland	FULL	0.00	100.00	0.00	100.00
SG Bank Nederland NV	Netherlands	FULL	100.00	100.00	100.00	100.00
SG Express Bank	Bulgaria	FULL	97.95	97.95	97.95	97.95
SG Hambros Bank Limited [1]	Great Britain	FULL	100.00	100.00	100.00	100.00
SG Private Banking (Suisse) [1] [2] [9]	Switzerland	FULL	77.62	-	77.62	-
SG Vostok	Russia	FULL	100.00	100.00	100.00	100.00
SGBT Luxembourg [1]	Luxembourg	FULL	100.00	100.00	100.00	100.00
SGBT Monaco	Monaco	FULL	100.00	100.00	100.00	100.00
SKB Banka [1]	Slovenia	FULL	99.58	97.82	99.58	97.82
Société Générale Cyprus Ltd.	Cyprus	FULL	51.00	51.00	51.00	51.00
Sogéparticipations Belgique [1]	Belgium	FULL	100.00	100.00	100.00	100.00

Companies included in the consolidation scope

at December 31	Country	Method FULL: full consolidation PROP: proportionate consolidation EQUITY: equity method	Group ownership interest		Group voting interest	
			2003	2002	2003	2002
Financial companies						
Euro-VL Luxembourg (2)	Luxembourg	FULL	100.00	-	100.00	-
SG Wertpapierhandelsgesellschaft mbH (1)	Germany	FULL	100.00	100.00	100.00	100.00
Horizon Equity Sarl (1)	Luxembourg	FULL	100.00	100.00	100.00	100.00
Intersoge	Switzerland	FULL	100.00	100.00	100.00	100.00
Lightning Finance Company Ltd. (2)	Ireland	FULL	51.00	-	51.00	-
Lyxor Master Funds	Jersey	FULL	100.00	100.00	100.00	100.00
Primafair SAS (2)	Luxembourg	FULL	100.00	-	100.00	-
SG Acceptance	Netherlands	FULL	100.00	100.00	100.00	100.00
SG Asset Management Group Ltd. (1)	Great Britain	FULL	100.00	100.00	100.00	100.00
SGAM Iberia	Spain	FULL	100.00	100.00	100.00	100.00
SG Effekten	Germany	FULL	100.00	100.00	100.00	100.00
SG Finance Ireland	Ireland	FULL	100.00	100.00	100.00	100.00
SG Financial Product Cyprus	Cyprus	FULL	100.00	100.00	100.00	100.00
SG Investment UK Ltd. (1)	Great Britain	FULL	100.00	100.00	100.00	100.00
SG Russel Asset Management	Ireland	PROP	50.00	50.00	50.00	50.00
SG Securities London	Great Britain	FULL	100.00	100.00	100.00	100.00
Specialized financing						
Axus Belgium (1) (2)	Belgium	FULL	100.00	-	100.00	-
Axus Danmark A/S (2)	Denmark	FULL	100.00	-	100.00	-
Axus Finland Oy (2)	Finland	FULL	100.00	-	100.00	-
Axus Italiana S.R.L (2)	Italy	FULL	100.00	-	100.00	-
Axus Nederland B.V. (2)	Netherlands	FULL	100.00	-	100.00	-
Axus Norge S.A. (2)	Norway	FULL	100.00	-	100.00	-
Axus Sverig AB (2)	Sweden	FULL	100.00	-	100.00	-
Axus UK Limited (2)	Great Britain	FULL	100.00	-	100.00	-
Hertz Lease de Espana S.A. (2)	Spain	FULL	100.00	-	100.00	-
Promopart Snc	Luxembourg	FULL	100.00	100.00	100.00	100.00
Sogega Pme Snc	Luxembourg	FULL	100.00	100.00	100.00	100.00
Adria Leasing Spa (GEFA-ALD group)	Italy	FULL	100.00	100.00	100.00	100.00
ALD Autoleasing Gmbh (GEFA-ALD group) (1)	Germany	FULL	92.59	92.59	92.59	92.59
ALD Automotive Group PLC (ex- BCH Group) (GEFA-ALD group) (1)	Great Britain	FULL	100.00	100.00	100.00	100.00
ALD International GmbH	Germany	FULL	100.00	100.00	100.00	100.00
ALD International S.A. (1)	Germany	FULL	100.00	100.00	100.00	100.00
ALD Portugal (1) (2)	Portugal	FULL	100.00	-	100.00	-
Amber	Great Britain	FULL	100.00	100.00	100.00	100.00
ALD Automotive S.A.U.	Spain	FULL	100.00	100.00	100.00	100.00
SG Factoring Spa	Italy	FULL	100.00	100.00	100.00	100.00
Franfinance Leasing Italia Spa (ex-DB Leasing Spa) (GEFA-ALD group) (6)	Italy	FULL	100.00	100.00	100.00	100.00
Deufin Beteiligungsgesellschaft mbH (GEFA-ALD group)	Germany	FULL	100.00	100.00	100.00	100.00
DFS Czech Repubfik Sro (GEFA-ALD group)	Czech Republic	FULL	100.00	100.00	100.00	100.00
Franfinance Polska Sp zoo (GEFA-ALD group)	Poland	FULL	99.01	99.01	99.01	99.01
Fiditalia Spa	Italy	FULL	100.00	100.00	100.00	100.00
Fraer Leasing Spa (GEFA-ALD group)	Italy	FULL	67.75	67.75	67.75	67.75
Gefa Gesellschaft Abstatzfinanzierung (GEFA-ALD group)	Germany	FULL	100.00	100.00	100.00	100.00
Gefa Leasing GmbH (GEFA-ALD group)	Germany	FULL	100.00	100.00	100.00	100.00
ALD Czech Republic (2)	Czech Republic	FULL	100.00	-	100.00	-
Locat Rent (2)	Italy	PROP	50.00	-	50.00	-
SG Holding de Valores y Participationes (2)	Spain	FULL	100.00	-	100.00	-
Sogelease BV Nederland	Netherlands	FULL	100.00	100.00	100.00	100.00
Sogelease Italia (6)	Italy	FULL	-	100.00	-	100.00
Brokers						
Fimat Switzerland AG	Switzerland	FULL	100.00	100.00	100.00	100.00
Fimat London branch (7)	Great Britain	FULL	100.00	100.00	100.00	100.00
Fimat Frankfurt branch (7)	Germany	FULL	100.00	100.00	100.00	100.00
Fimat Madrid branch (7)	Spain	FULL	100.00	100.00	100.00	100.00

Companies included in the consolidation scope

at December 31	Country	Method (FULL: full consolidation; PROP: proportionate consolidation; EQUITY: equity method)	Group ownership interest 2003	Group ownership interest 2002	Group voting interest 2003	Group voting interest 2002
Insurance						
Généras	Luxembourg	FULL	100.00	100.00	100.00	100.00
Inora Life	Ireland	FULL	100.00	100.00	100.00	100.00
Komercni Pojistovna (4)	Czech Republic	FULL	60.35	-	60.35	-
Meteo Transformer	Jersey	PROP	50.00	50.00	50.00	50.00
Sogelife	Luxembourg	FULL	100.00	100.00	100.00	100.00
AFRICA AND THE MIDDLE EAST						
Banks						
BFV-SG (Madagascar)	Madagascar	FULL	70.00	70.00	70.00	70.00
National SG Bank SAE	Egypt	FULL	54.33	54.33	54.33	54.33
SG Banque au Liban (1)	Lebanon	FULL	50.00	50.00	50.00	50.00
SG Banque en Guinée	Guinea	FULL	52.94	52.94	52.94	52.94
SG Banques au Sénégal	Senegal	FULL	57.73	57.73	57.73	57.73
SG Banques en Côte d'Ivoire (1)	Côte d'Ivoire	FULL	56.63	56.63	56.63	56.63
SG Marocaine de Banques (1)	Morocco	FULL	51.91	51.91	51.91	51.91
SGB Cameroun	Cameroon	FULL	58.08	58.08	58.08	58.08
SSB Bank Ghana (2)	Ghana	FULL	51.00	-	51.00	-
United Arab Bank	United Arab Emirates	EQUITY	20.00	20.00	20.00	20.00
Union International de Banques	Tunisia	FULL	52.00	52.00	52.00	52.00
Financial companies						
Sogelease Maroc	Morocco	FULL	71.15	71.15	100.00	100.00
Eqdom	Morocco	FULL	44.64	44.64	53.61	53.61
Insurance						
La Marocaine Vie	Morocco	FULL	70.15	52.70	82.83	61.19
THE AMERICAS						
Banks						
Banco Société Générale SA	Argentina	FULL	99.53	99.53	99.54	99.54
Banco Société Générale Brazil SA (1)	Brazil	FULL	100.00	100.00	100.00	100.00
SG Canada (1)	Canada	FULL	100.00	100.00	100.00	100.00
Financial companies						
SG Americas Inc. (1) (11)	United States	FULL	100.00	100.00	100.00	100.00
SG Capital Trust (1)	United States	FULL	-	-	100.00	100.00
SG Cowen Asset Management	United States	FULL	100.00	100.00	100.00	100.00
SG Warrants Limited	United States	FULL	100.00	100.00	100.00	100.00
SocGen Real Estate Company L.L.C.	United States	FULL	50.31	50.31	100.00	100.00
Societe General North America Inc. (11)	United States	FULL	-	100.00	-	100.00
TCW Group (1)	United States	FULL	60.90	59.75	60.90	59.86
Turquoise (2)	Cayman Islands	FULL	100.00	-	100.00	-
Brokers						
Fimat Derivatives Canada Inc.	Canada	FULL	100.00	100.00	100.00	100.00
Fimat USA Inc.	United States	FULL	100.00	100.00	100.00	100.00
Services						
Fimat Facilities Management	United States	FULL	100.00	100.00	100.00	100.00

Companies included in the consolidation scope

at December 31	Country	Method FULL: full consolidation PROP: proportionate consolidation EQUITY: equity method	Group ownership interest 2003	Group ownership interest 2002	Group voting interest 2003	Group voting interest 2002
Specialized financing						
Cousto Investments LP (2)	United States	FULL	100.00	-	55.00	-
Makatea JV Inc.	United States	FULL	100.00	100.00	60.00	60.00
Mehetia Inc.	United States	FULL	100.00	100.00	51.00	51.00
SG Ariki Inc. (1)	United States	FULL	100.00	100.00	100.00	100.00
SG Astro Finance LP (2)	United States	FULL	100.00	-	100.00	-
SG Astro Finance Trust (2)	United States	FULL	100.00	-	100.00	-
SG Finance Inc.	United States	FULL	100.00	100.00	100.00	100.00
SG Preferred Capital III LLC (1) (2)	United States	FULL	100.00	-	100.00	-
Sorbier Investment Corp (2)	United States	FULL	100.00	-	60.00	-
Surzur Overseas Ltd.	Cayman Islands	FULL	100.00	100.00	100.00	100.00
Portfolio management						
Sofital	Argentina	FULL	99.90	99.90	100.00	100.00
ASIA AND OCEANIA						
Banks						
Bank SG Indonesia	Indonesia	FULL	100.00	100.00	100.00	100.00
SG Australia Holdings (1)	Australia	FULL	100.00	100.00	100.00	100.00
SG Private Banking (Japan) Limited (acquisition of Chase Trust Bank)	Japan	FULL	100.00	100.00	100.00	100.00
SG Securities North Pacific	Japan	FULL	100.00	100.00	100.00	100.00
Financial companies						
Asia Credit Ltd. (1)	Thailand	EQUITY	36.05	36.05	36.05	36.05
SG Asia (Singapore) Ltd.	Singapore	FULL	100.00	100.00	100.00	100.00
SG Asset Management Singapore Ltd.	Singapore	FULL	95.75	95.75	100.00	100.00
SG Yamaichi Asset Management Tokyo	Japan	FULL	95.00	95.00	95.00	95.00
Société Générale Asia Ltd. (Hong Kong)	Hong Kong	FULL	100.00	100.00	100.00	100.00
Sogeko	South Korea	PROP	41.35	41.35	42.15	42.15
Onyx Trust (2)	South Korea	FULL	100.00	-	100.00	-
Specialized financing						
Sogelease Malaysia (1)	Malaysia	FULL	50.00	50.00	50.00	50.00
Portfolio management						
SG Asset Management North Pacific	Japan	FULL	100.00	100.00	100.00	100.00
Brokers						
Fimat Asia Pte Limited	Singapore	FULL	100.00	100.00	100.00	100.00
Fimat Futures Hong-Kong	Hong Kong	FULL	100.00	100.00	100.00	100.00
SG Securities Asia Int. Holdings (1)	Singapore	FULL	100.00	100.00	100.00	100.00
Succursale Fimat Sydney (8)	Australia	FULL	100.00	100.00	100.00	100.00

(1) Company carrying out sub-consolidation.
(2) Consolidated for the first time in 2003.
(3) Merged into parent company in 2003.
(4) Komercni Pojistovna was previously sub-consolidated by Komercni Banka.
(5) Merger of Fimatex Sa, Finance Net, Fimatex SG and Selftrade.
(6) Sogelease Italia was merged into Franfinance Leasing Italia.
(7) Branches previously sub-consolidated by Fimat Banque.
(8) Branch previously sub-consolidated by Fimat SNC.
(9) SG Rüegg Bank was merged into SG Private Banking (Suisse).
(10) After the purchase of an additional stake of 50.59% from minority shareholders, Fenwick Lease is now fully consolidated (previously proportionately consolidated).
(11) Société Générale North America Inc. is now sub-consolidated by SG Americas Inc.

SPECIAL PURPOSE VEHICLES

PACE (2)	Arbitrage Vehicle	United States	FULL
TOBP	Arbitrage Vehicle	United States	FULL
TRIDENT	Arbitrage Vehicle	United States	FULL

Report of the Statutory Auditors on the consolidated accounts

(Free translation of the French original)

Year ended December 31, 2003

This is a free translation into English of the statutory auditors' reports issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes for the information of the reader, as required under French law in any auditor's report, whether qualified of not, explanatory paragraphs separate from and presented below the audit opinion discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account caption or on information taken outside of the consolidated financial statements. Such report, together with the statutory auditors report addressing financial reporting in management's report on internal control, should be read in conjunction and construed in accordance with French law and French auditing professional standards.

To the Shareholders of Société Générale,

In our capacity as statutory auditors, appointed by your shareholders' meeting, we have audited the accompanying consolidated accounts of Société Générale for the year ended December 31, 2003.

These consolidated accounts have been prepared by the Company's management. Our responsibility is to express an opinion on these consolidated accounts based on our audit.

Opinion on the consolidated accounts

We conducted our audit in accordance with French professional standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated accounts are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall account presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated accounts present fairly, in all material respects, the financial position of the Group as of December 31, 2003 and the results of the Group's operations included in the consolidation for the year then ended, in accordance with French accounting principles.

Without qualifying our opinion, we draw attention to Note 1 to the consolidated accounts with respect to the changes in the accounting principles coming from the application of the regulation CRC-2002-03 related to the accounting treatment of the credit risk and of the regulation CRC-2002-10 related to asset amortization and depreciation.

Justification of our assessments

In accordance with the requirements of article L.225-235 of the French Code de Commerce relating to the justification of our assessments, which came into effect for the first time this year, we bring to your attention the following matters:

- As detailed in Note 1 to the notes, your company records provision to cover the credit risks inherent to its activities. We have reviewed the procedures implemented by the Management for identifying and assessing these risks and determining the amount of provisions considered as necessary.
- As detailed in Note 1 to the notes, your Company uses internal models to value financial instruments that are not listed on organized markets. As such, we have reviewed the control procedures related to the models dedicated to the determination of the parameters used and the inclusion of the risks associated to these instruments.
- In its current year-end process, significant accounting estimates are performed by the Group related in particular to the value of the non consolidated investments in subsidiaries, the recovery of deferred tax assets and the evaluation of goodwills and pension and retirement liabilities. We have reviewed the underlying assumptions and verified that these accounting estimates are based on documented methods in accordance with the accounting principles described in Note 1 to the notes.

On this basis, we have assessed the reasonableness of these estimates.

Our assessment on these matters were made in the context of the performance of our audit of the consolidated financial statements taken as a whole and therefore contributed to the development of the unqualified opinion expressed in the first part of this report.

Specific procedures prescribed by law

We have also reviewed the information contained in the Board of Directors' report in accordance with French professional standards.

We have nothing to report with respect to the fairness of this information and its consistency with the consolidated accounts.

Neuilly-sur-Seine and Courbevoie, March 12, 2004

The Statutory Auditors

DELOITTE TOUCHE TOHMATSU

José-Luis Garcia

ERNST & YOUNG AUDIT

Christian Mouillon

Summary balance sheet of Société Générale

In billions of euros at December 31	2003	2002	Change
Assets			
Interbank and money market assets	65.8	54.1	11.7
Customer loans	127.5	121.6	5.9
Securities	190.0	156.9	33.1
of which securities purchased under resale agreements	*50.7*	*40.7*	*10.0*
Other assets	55.7	52.8	2.9
of which option premiums	*34.7*	*32.3*	*2.4*
Long-term investments	1.2	1.3	- 0.1
Total assets	**440.2**	**386.7**	**53.5**
Liabilities and shareholders' equity			
Interbank and money liabilities (1)	161.9	122.5	39.4
Customer deposits	118.8	117.6	1.2
Bonds and subordinated debt (2)	14.1	13.6	0.5
Securities	73.3	64.1	9.2
of which securities sold under repurchase agreements	*37.4*	*41.4*	*- 4.0*
Other liabilities and provisions	56.6	54.4	2.2
of which option premiums	*34.7*	*32.0*	*2.7*
Equity and general reserve for banking risks	15.5	14.5	1.0
of which general reserve for banking risks	*0.3*	*0.2*	*0.1*
of which shareholders' equity	*15.2*	*14.3*	*0.9*
Total liabilities and shareholders' equity	**440.2**	**386.7**	**53.5**

(1) Including negotiable debt instruments.
(2) Including undated subordinated capital notes.

As at December 31, 2003, the parent company's total assets and liabilities amounted to EUR 440.2 billion, up 13.8% on December 31, 2002. The development of its activities was reflected in the key balance sheet figures.

- The increase in customer loans (+4.9%), which totaled EUR 127.5 billion at December 31, 2003, was essentially driven by the growth in mortgage loans (EUR +4.8 billion), equipment financing (EUR +4.5 billion) and loans to financial institutions (EUR +2.4 billion). This was offset by the decline in short-term credit facilities (EUR - 3.8 billion) and commercial loans (EUR - 1.7 billion). A notable rise of 12% was seen in outstanding loans to individual customers, fuelled primarily by the housing loan segment.
- Securities carried on the assets side of the balance sheet, excluding securities purchased under resale agreements, stood at EUR 139.3 billion at December 31, 2003, up 19.9% on year-end 2002. This increase was notably due to the combined effect of growth in the trading portfolio (EUR +23.7 billion), investments in non-consolidated subsidiaries and affiliates (EUR +3.1 billion) and a drop in the long-term investment portfolio (EUR - 5.9 billion, including a negative EUR/USD exchange rate effect of EUR - 2 billion).
- Customer deposits rose by EUR 1.2 billion (+1%) in relation to December 31, 2002 to stand at EUR 118.8 billion at December 31, 2003. This growth essentially reflected the increase in sight deposits (EUR +6.2 billion) and special savings account deposits (EUR +2.5 billion), and the decrease in the term deposits of financial institutions (EUR - 6.5 billion).
- The increase in securities carried on the liabilities side of the balance sheet, which totaled EUR 73.3 billion at December 31, 2003 (+14.4%), principally stemmed from the rise in short sales of securities (EUR +10 billion).

Summary income statement of Société Générale

in millions of euros at December 31	2003						2002		
	France	03/02 (%)	International	03/02 (%)	Société Générale	03/02 (%)	France	International	Société Générale
Net banking income	**5,998**	**- 7.0**	**1,707**	**17.5**	**7,705**	**- 2.5**	**6,451**	**1,453**	**7,904**
Operating expenses	(4,811)	6.2	(914)	- 0.1	(5,725)	5.1	(4,530)	(915)	(5,445)
Gross operating income	**1,187**	**- 38.2**	**793**	**47.4**	**1,980**	**- 19.5**	**1,921**	**538**	**2,459**
Cost of risk	(613)	26.4	(109)	- 64.2	(722)	- 8.4	(485)	(303)	(788)
Operating income	**574**	**- 60.0**	**684**	**191.2**	**1,258**	**- 24.7**	**1,436**	**235**	**1,671**
Net income from long-term investments	70	- 120.2	20-	- 57.5	90	- 129.8	(347)	46	(301)
Operating income before tax	**644**	**- 40.8**	**704**	**150.5**	**1,348**	**- 1.6**	**1,089**	**281**	**1,370**
Exceptional items	43	NM	-	- 100.0	43	NM	(9)	(2)	(11)
Income tax	212	- 36.3	(115)	NM	97	- 72.3	333	17	350
Net reversal from general reserve for banking risks	(104)	- 165.4	-	NM	(104)	NM	159	-	159
Net income	**795**	**- 49.4**	**589**	**99.0**	**1,384**	**- 25.9**	**1,572**	**296**	**1,868**

Parent company net income for the 2003 financial year stood at EUR 1,384 million, down 25.9% on 2002. The breakdown of results for Société Générale in France and abroad is given in the above table.

The principal changes in the income statement were as follows:

- Gross operating income came out at EUR 1,980 million, representing a drop of 19.5% in relation to the previous year:
  - Net banking income amounted to EUR 7,705 million, down 2.5% on 2002, reflecting mixed results:
    - The French Networks turned in another excellent sales performance, marked by:
      - an increase in the average volume of savings under management as a result of the steady rise in customer deposits (+4.2% in individual customer deposits),
      - renewed growth in assets invested in life insurance and mutual fund products due to more bullish markets (+1.5% compared with -0.8% in 2002),
      - record levels of new loans (notably with a 12% rise in outstanding mortgage loans),
      - significant growth in service commissions (+9%).
    - Corporate and Investment Banking saw a pick-up in revenues, due primarily to the improvement in the fixed-income activities and, to a lesser extent, to the transfer of SG Securities London's business to the London branch. In contrast, revenues generated by the treasury business in New York were down compared with 2002;
    - refinancing costs rose sharply on the back of growth in capital transactions.
  - Operating expenses totaled EUR 5,725 million, up 5.1% on 2002. The rise was seen in both the French Networks and Corporate and Investment Banking:
    - the rise in the operating expenses of the French Networks was essentially linked to growth in activity, the implementation of the French law on financial security and the continuing roll-out of the multi-channel banking platform;
    - Corporate and Investment Banking saw an increase in performance-linked pay.
- The cost of risk stood at EUR 722 million in 2003 compared with EUR 788 million in 2002. The fall in risk provisioning was essentially due to the drop of nearly EUR 300 million in US risk, which was offset by the recognition of EUR 285 million in sectoral provisions over the financial year.
- Net income from long-term investments came out at EUR 90 million in 2003. It included a EUR 52 million reversal of provisions previously booked on the equity investment in Boursorama.

  As a reminder, this item in 2002 income included an additional depreciation expense booked on the equity investment in SG Americas in the amount of EUR 244 million.
- Exceptional items corresponded to the capital gain of EUR 43 million from the merger of SCAPT with Société Générale.
- Income tax in 2003 represented a tax gain of EUR 97 million, compared with a gain of EUR 350 million in 2002.
- Changes in the general reserve for banking risks:
  - a reversal in the amount of EUR 46 million was made to cover the various costs and provisions related to a fraud that concerned the former private client brokerage division of Cowen, a subsidiary of SG Americas. This activity, which was acquired with Cowen & Company in 1998, was sold in 2000;
  - an additional allocation was made in the amount of EUR 150 million.

Balance sheet

Assets

(in millions of euros at December 31)	2003	2002	2001
Cash, due from central banks and post office accounts	2,468	1,546	3,191
Due from banks	88,619	70,842	73,985
Customer loans	152,784	143,883*	125,606
Lease financing and similar agreements	135	110	130
Treasury notes and similar securities	23,532	22,592	28,939
Bonds and other debt securities	51,490	48,192*	50,358*
Shares and other equity securities	39,401	23,968	24,927
Affiliates and other long-term securities	775	875	728
Investments in subsidiaries	22,954	19,821	15,371
Tangible and intangible fixed assets	1,193	1,258	1,286
Treasury stock	1,141	783	1,005
Accruals, other accounts receivable and other assets	55,714	52,862*	86,998
Total	**440,206**	**386,732**	**412,524**

Liabilities and shareholders' equity

(in millions of euros at December 31)	2003	2002	2001
Due to central banks and post office accounts	424	698	1,241
Due to banks	124,352	92,665*	81,987
Customer deposits	143,720	149,218*	140,262
Securitized debt payables	51,734	40,963*	58,396*
Accruals, other accounts payable and other liabilities	88,565	74,174*	103,181*
Provisions for general risks and commitments	3,955	2,908*	2,840*
Subordinated debt and notes	11,979	11,575	10,792
General reserve for banking risks	312	207	366
Shareholders' equity			
Common stock	548	538	539
Additional paid-in capital	5,698	5,388	5,518
Retained earnings	7,535	6,530	5,395
Net income	1,384	1,868	2,007
Sub-total	**15,165**	**14,324**	**13,459**
Total	**440,206**	**386,732**	**412,524**

Off-balance sheet items

(in millions of euros at December 31)	2003	2002	2001
Commitments received			
Loan commitments received from banks	2,246	1,496	1,937
Guarantee commitments received from banks	28,178	29,419	29,598
Commitments received on securities	7,663	2,717	4,402
Foreign exchange transactions	284,774	313,651	315,471
Commitments granted			
Loan commitments	77,520	76,872	83,054
Guarantee commitments	98,967	84,361*	67,637*
Commitments made on securities	9,195	3,594	3,345
Foreign exchange transactions	283,485	311,134	314,103
Forward financial instrument commitments	5,713,518	5,291,600	5,796,794

** Amounts restated in relation to those given in the 2001 and 2002 annual reports.*

Parent Company financial statements

Income statement

(In millions of euros at December 31)	2003	2002	2001
Net interest income from:			
Transactions with banks	(571)	(448)	(902)
Transactions with customers	2,349	2,216	1,649
Bonds and other debt securities	304	551	508
Other interest and similar revenues	257	21	590
Net income from lease financing and similar agreements	6	8	9
Sub-total	**2,345**	**2,348**	**1,854**
Dividend income	1,050	1,292	1,153
Net interest and similar income	**3,395**	**3,640**	**3,007**
Net fee income	**2,188**	**2,029**	**2,073**
Net income from financial transactions	**2,067**	**2,112**	**2,985**
Other net operating income	**55**	**123**	**106**
Net banking income	**7,705**	**7,904**	**8,171**
Personnel expenses	(3,587)	(3,305)	(3,222)
Other operating expenses	(1,839)	(1,834)	(1,912)
Depreciation and amortization	(299)	(306)	(257)
Total operating expenses	**(5,725)**	**(5,445)**	**(5,391)**
Gross operating income	**1,980**	**2,459**	**2,780**
Cost of risk	(722)	(788)	(583)
Operating income	**1,258**	**1,671**	**2,197**
Net income from long-term investments	90	(301)	(292)
Operating income before tax	**1,348**	**1,370**	**1,905**
Exceptional items	43	(11)	(17)
Income tax (loss)	97	350	119
Net allocation to the General reserve for banking risks	(104)	159	
Net income	**1,384**	**1,868**	**2,007**

(The accompanying notes are an integral part of the Parent Company financial statements).

Changes in shareholders' equity

(in millions of euros)	Capital stock	Additional paid-in capital	Reserves unappropriated retained earnings	Net worth	General reserve for banking risks	Shareholders' equity
At December 31, 2001	**539**	**5,518**	**7,402**	**13,459**	**366**	**13,825**
Increase in capital stock	(1)	(130)		(131)	-	(131)
Net income for the period	-		1,868	1,868	-	1,868
Dividends paid (1)	-		(872)	(872)	-	(872)
Other movements (2)	-			-	(159)	(159)
At December 31, 2002	**538**	**5,388**	**8,398**	**14,324**	**207**	**14,531**
Increase in capital stock	10	310		320	-	320
Net income for the period	-		1,384	1,384	-	1,384
Dividends paid (3)	-		(864)	(864)	-	(864)
Other movements (2)	-		1	1	105	106
At December 31, 2003	**548**	**5,698**	**8,919**	**15,165**	**312**	**15,477**

(1) After elimination of treasury stock dividend: EUR 19.8 million.
(2) Reversals in the amount of EUR 159 million in 2002 and EUR 45.6 million in 2003 were made from the general reserve for banking risks to cover charges and allowances linked to a fraud affecting Cowen's former private client brokerage division.
In addition, EUR 150 million was allocated to the general reserve for banking risks in 2003.
(3) After elimination of treasury stock dividend: EUR 39.4 million.

Five-year financial summary of Société Générale

	2003	2002	2001	2000	1999*
Financial position at year-end					
Capital stock (in millions of euros) (1)	548	538	539	529	522
Number of outstanding shares (2)	438,434,749	430,170,265	431,538,522	423,248,418	104,330,621
Results of operations (in millions of euros)					
Gross banking and other income (3)	18,943	21,261	23,251	23,874	20,875
Earnings before tax, depreciation, amortization, provisions employee profit sharing and general reserve for banking risks	2,667	3,298	3,210	2,485	2,106
Employee profit sharing	15	(1)	1	52	5
Income tax	(97)	(350)	(119)	253	68
Net income	1,384	1,868	2,007	2,266	1,645
Total dividends paid	1,096	903	891**	889	647
Earnings per share (in euros)					
Earnings after tax but before depreciation, amortization and provisions	6.27	8.48	7.71	5.15 ***	19.54
Net income	3.16	4.34	4.65	5.35 ***	15.77
Dividend paid per share	2.50	2.10	2.10	2.10 ***	6.20
Personnel					
Number of employees	39,102	39,713	38,989	37,323	36,220
Total payroll (in millions of euros)	2,436	2,270	2,266	2,289	1,925
Employee benefits (Social Security and other) (in millions of euros)	1,055	970	931	928	833

*After impact of the SG Paribas operation.
** After impact of the cancellation of 7,200,000 shares decided by the Board of Directors at its meeting of February 20, 2002.
*** After the four-for-one stock split, the number of shares increased fourfold.

(1) In 2003, Société Générale increased its capital stock by EUR 10.3 million, with EUR 310.4 million of additional paid-in capital, as follows:
- EUR 9.2 million, with EUR 282.9 million of additional paid-in capital, was the result of employees subscribing for shares under the Employee Share Ownership Plan.
- EUR 1.1 million, with EUR 27.6 million of additional paid-up capital, resulted from employees exercising options granted by the Board of Directors.
(2) At December 31, 2003, Société Générale's common stock comprised 438,434,749 shares with a nominal value of EUR 1.25 per share.
(3) Gross banking and other income is made up of interest income, dividend income, fee income, income from financial transactions and other operating income.

List of subsidiaries and affiliates

(in thousands of euros or local currencies)

Company/Head Office		Registered capital (local currency)	Shareholders' equity other than capital (local currency)	Share of capital held (%)	Book value of shares held Gross (in EUR)	Book value of shares held Net (in EUR)
I - Information on investments with a book value in excess of 1% of Société Générale's capital						
A) Subsidiaries (more than 50% owned by Société Générale)						
SG Americas Inc. 1221, Avenue of the Americas - New York 10020 - USA	USD	-	3,183,423	100.00	2,598,617	1,963,143
Généval 29, boulevard Haussmann, 75009 Paris - France	EUR	538,630	1,272,388	100.00	1,910,368	1,910,368
Généfinance 29, boulevard Haussmann, 75009 Paris - France	EUR	1,600,000	243,268	100.00	1,736,024	1,736,024
SG Asset Management 17, cours Valmy, 92800 Puteaux - France	EUR	293,439	1,250,029	100.00	1,540,066	1,540,066
Ipersoc 12, rue de la Mare à Guillaume, 94210 Fontenay-sous-Bois - France	EUR	52	1,829,999	100.00	1,448,971	1,448,971
Généfitec 29, boulevard Haussmann, 75009 Paris - France	EUR	745,845	54,585	100.00	1,203,563	1,203,563
Linden 17, cours Valmy, 92800 Puteaux - France	EUR	1,001,040	-	100.00	1,001,040	1,001,040
Généfimmo 29, boulevard Haussmann, 75009 Paris - France	EUR	392,340	31,072	100.00	651,732	636,491
SG Hambros Ltd. Exchange House - Primrose St. - London EC2A 2HT - United Kingdom	GBP	282,185	26,883	100.00	409,565	409,565
SG Ariki Inc. Corporation Trust Center, 1209 Orange street, Wilmington - New Castel - Delaware - USA	USD	344,158	2,142	100.00	272,781	272,781
Soginfo 29, boulevard Haussmann, 75009 Paris - France	EUR	232,303	34,360	100.00	265,797	265,797
Valminvest 29, boulevard Haussmann, 75009 Paris - France	EUR	248,877	(33,402)	100.00	249,426	249,426
Nofirec 17, cours Valmy, 92800 Puteaux - France	EUR	202,929	20,659	100.00	223,227	223,227
Fiditalia SPA Via G. Ciardi, 9 - 20148 - Milan - Italy	EUR	63,278	116,814	100.00	224,318	217,528
SG Securities North Pacific Ark Mori Building - 13-32 Akasaka 1 - Chome, Minato+Ku - 107-6015 Tokyo - Japan	JPY	14,203,000	2,111,000	100.00	215,445	215,445
Génégis I 29, boulevard Haussmann, 75009 Paris - France	EUR	192,900	2,423	100.00	196,055	196,055
Société Générale Canada Montréal Quebec H3B 3A7 - Canada	CAD	250,772	31,444	100.00	172,403	172,403
Société Immobilière 29 Haussmann 29, boulevard Haussmann, 75009 Paris - France	EUR	114,413	1,077	100.00	114,375	114,375
Orpavimob SA 29, boulevard Haussmann, 75009 Paris - France	EUR	104,700	2,193	100.00	104,700	104,700
Fimat Banque SA 50, boulevard Haussman, 75009 Paris - France	EUR	98,553	28,666	100.00	103,752	103,752
SG Securities Asia Intl Hold Ltd. 80, Robinson Road, 21-00 - 068898 Singapore	USD	96,990	78,574	100.00	95,356	95,356
Compagnie Foncière de la Méditerranée 29, boulevard Haussmann, 75009 Paris - France	EUR	76,627	2,092	100.00	155,837	80,589
Fontanor 17, cours Valmy, 92800 Puteaux - France	EUR	40	91,568	100.00	79,342	79,342
Société Générale Finance (Ireland) Ltd. 31/32 Morisson Chambers, Nassau Street, Dublin 2 - Ireland	EUR	77,454	9,463	100.00	78,318	78,318
Ezepart 17, cours Valmy, 92800 Puteaux - France	EUR	45,040	7,243	100.00	45,057	45,057
SG Asia Ltd. 42/F Edinburgh Tower - 15 Queen's Road Central, Hong Kong	HKD	400,000	225,653	100.00	40,611	40,611

Unreimbursed loans and advances made by the Company (in EUR)	Guarantees given by the Company (in EUR)	Revenue for the last fiscal year (local currency)	Net income (loss) for the last fiscal year (local currency)	Dividends received by the Company during the year (in EUR)	Remarks/ revaluation difference
-	-	1,837,388 (1)	55,078	-	Capital = USD 1 EUR 1 = USD 1.263
-	-	148,820	175,428	-	
4,151,569	-	366,308	152,267	126,000	
-	-	606,013	148,816	164,544	
-	-	0	(2)	-	
2,556,810	-	109,467	20,501	103,184	
-	-	16,837	14,271	-	
97,371	111	34,352	34,339	-	
-	-	112,919	6,560	9,923	EUR 1 = GBP 0.7048
-	-	194,890	13,949	-	EUR 1 = USD 1.263
-	2,000	26,410	752	7,840	
-	-	6,053	368	-	
-	-	35	9,412	5,953	Of which 2003 interim dividend of 5,953
-	-	362,227	15,872	-	
-	-	5,792,000	3,646,000	-	EUR 1 = JPY 135.05
-	-	163,881	1,292	-	
-	-	1,124,752	8,774	6,641	EUR 1 = CAD 1.6234
-	-	7,168	622	2,101	
-	-	3,974	4,116	-	
-	-	20,042	15,970	15,187	
71,990	-	13,336	61,597	-	EUR 1 = USD 1.263
-	-	6,123	1,924	2,691	
-	-	3,813	6,554	-	
-	-	10,599	5,728	5,900	
-	-	917	591	516	
-	-	193,650	120,703	-	EUR 1 = HKD 9.8049

Liste of subsidiaries and affiliates

(in thousands of euros or local currencies) Company/Head Office		Registered capital (local currency)	Shareholders' equity other than capital (local currency)	Share of capital held (%)	Book value of shares held Gross (in EUR)	Net (in EUR)
Eléaparts 29, boulevard Haussmann, 75009 Paris - France	EUR	42,040	(9,396)	100.00	48,070	35,944
SG Wertpapierhandelsgesellschaft mbH Mainze Landstrasse 36 - D60325 Frankfurt am Main - Germany	EUR	55	(76,838)	100.00	31,590	31,590
Banco SG Brazil Rua Verbo Divino 1207, Châcara Santo Antonio, São Paulo CEP 04719-002, Brazil	BRL	125,110	(23,185)	100.00	60,641	24,232
Patriges Gracechurch 29, boulevard Haussmann, 75009 Paris - France	EUR	27,479	2,748	100.00	27,479	23,613
Société Générale Australia Holding Ltd. 350, George Street - Sydney NSW 3000 - Australia	AUD	21,500	178,405	100.00	22,789	22,789
Géninfo Les Miroirs, Bt. C, 18, avenue d'Alsace, 92400 Courbevoie - France	EUR	18,524	12,298	100.00	20,477	20,477
Inora Life Ltd. (ex Lyxor Life Ltd.) 6, Exchange Place, International Financial Services Center, Dublin 1 - Ireland	EUR	15,000	(1,183)	100.00	15,000	15,000
SG Energie 17, cours Valmy, 92800 Puteaux - France	EUR	13 000	1,026	100.00	14,785	14,785
Sogé Colline Sud 29, boulevard Haussmann, 75009 Paris - France	EUR	14,250	256	100.00	14,483	14,483
SG Yugoslav Bank STR Vladimira Popovica 3 Belgrade - Serbia - Montenegro	CSD	624,854	257,223	100.00	10,131	10,131
Intersogé Talstrasse 66, BP 671, CH-8039 Zurich - Switzerland	CHF	11,320	17,832	100.00	10,111	10,111
Pt Bank SG Indonesia Nugra Santana building, 6th floor, J1 Jenderal Sudirman Kav. 7-8, Jakarta 10220 - Indonesia	IDR	114,500,000	(19,479,895)	100.00	26,857	9,501
Société Générale Bank Nederland N.V. Museumplein 17 1071 DJ Amsterdam - The Netherlands	EUR	7,714	-	100.00	8,042	8,042
Soge Périval IV 29, boulevard Haussmann, 75009 Paris - France	EUR	6,405	672	100.00	6,704	6,704
Société de la rue Edouard-VII 29, boulevard Haussmann, 75009 Paris - France	EUR	11,396	729	99.87	59,612	12,321
SG Financial Inc. Corporation Trust Center, 1209 Orange Street, Wilmington - New Castel - Delaware - USA	USD	2,030,000	(3,134)	99.70	1,602,534	1,602,534
Sogéfontenay 17, cours Valmy, 92800 Puteaux - France	EUR	4,200	462	99.00	9,055	9,055
Société Générale Investments (UK) Ltd. SG House, 41 Tower Hill, EC3N 4SG London - United Kingdom	GBP	157,883	(4,155)	98.96	226,194	226,194
SG Expressbank 92, Bld Vl Varnentchik, 9000 Varna - Bulgaria	BGN	28,530	49,667	97.95	34,256	34,256
SKB Banka Adjovscina,4 - 1513 Ljubljana - Slovenia	SIT	12,649,200	43,512,893	97.43	219,593	219,593
SG Vostok 5, Nikitsky Pereulok, 103009 Moscow - Russia	RUB	478,000	1,216,328	95.35	43,470	43,470
Soge Périval I 29, boulevard Haussmann, 75009 Paris - France	EUR	7,701	714	94.99	7,313	7,313
Soge Périval III 29, boulevard Haussmann, 75009 Paris - France	EUR	7,473	806	94.83	7,095	7,095
Soge Périval II 29, boulevard Haussmann, 75009 Paris - France	EUR	7,816	761	94.75	7,402	7,402
Banque de Polynésie Bd Pomare, BP 530, Papeete, Tahiti - French Polynesia	XPF	1,380,000	3,991,586	80.00	12,560	12,560
Crédit du Nord 28, place Rihour, 59800 Lille - France	EUR	740,263	247,228	79.99	584,255	584,255
Boursorama 11, rue de Prony, 75848 Paris - France	EUR	27,308	122,405	71.01	298,985	234,154

Unreimbursed loans and advances made by the Company (in EUR)	Guarantees given by the Company (in EUR)	Revenue for the last fiscal year (local currency)	Net income (loss) for the last fiscal year (local currency)	Dividends received by the Company during the year (in EUR)	Remarks/ revaluation difference
-	-	1,786	3,230	-	
-	-	261,509	14,991	-	
-	-	256,715	(31,539)	-	EUR 1 = BRL 3.664594
-	-	768	(6,596)	1,082	
-	897,768	733,152	68,381	-	EUR 1 = AUD 1.6802
-	-	956	20,569	-	
-	-	188,801	(1,643)	-	
-	-	77,473	4,278	-	
-	-	1,989	225	190	
-	-	676,326	(175,416)	-	EUR 1 = CSD 69.0068
-	-	37	(33)	-	Difference = 2,311 EUR 1 = CHF 1.5579
-	-	16 ,494,965	5,120,586	431	EUR 1 = IDR 10,637.6175
-	38,503	105,571	1,445	4,818	
3,171	-	1,603	138	-	
-	-	383	236	260	Difference = 16,509
-	-	790,844	9,047	82,916	
10,633	-	1,793	179	-	
-	913,774	41,194	29,817	-	EUR 1 = GBP 0.7048
-	-	64,200	18,851	3,529	EUR 1 = BGN 1.9557
-	14,903	35,181,602	3,737,143	-	EUR 1 = SIT 236.7
-	6,913	418,433	(87,599)	-	EUR 1 = RUB 36.936435
3,293	-	1,756	169	-	
3,171	-	1,736	186	-	
3,171	-	1,757	186	-	
-	85,576	8,763,659	1,693,899	8,126	Difference = 45 EUR 1 = XFP 119.33174
-	-	1,393,331	157,284	82,903	
-	-	67,856	(16,907)	-	

Liste of subsidiaries and affiliates

Company/Head Office *(in thousands of euros or local currencies)*		Registered capital (local currency)	Shareholders' equity other than capital (local currency)	Share of capital held (%)	Book value of shares held Gross (in EUR)	Book value of shares held Net (in EUR)
BFV - SG 14, Lalana Jeneraly Rabehevitra, BP 196, Antananarivo 101 - Madagascar	MGF	70,000,000	12,012,356	70.00	7,614	7,614
Sogessur 2, rue Jacques-Daguerre, 92565 Rueil-Malmaison - France	EUR	25,500	(5,743)	65.00	65,769	8,707
Komercni Banka Centrala Na Prokope 33 - Postovni Prihradka 839 - 114 07 Praha 1 - Czech Republic	CZK	19,004,926	7,481,704	60.35	1,181,319	1,181,319
Makatéa Inc. 1221, Avenue of the Americas, New York, NY 10020 - USA	USD	1,502,000	2,606	60.00	791,766	791,766
AIG Sorbier 50, Danbury Road, Wiltom - USA	USD	1,500,000	-	60.00	634,204	634,204
Sogéparts 29, boulevard Haussmann, 75009 Paris - France	EUR	17,600	4,677	60.00	11,253	11,253
Société Générale de Banques au Cameroun Rue Joss - Douala - Cameroon	XAF	6,250,000	17,276,536	58.08	16,940	16,940
Société Générale de Banques au Sénégal 19, avenue Léopold Sédar Senghor, Dakar - Senegal	XAF	4,527,600	19,291,339	57.72	5,855	5,855
Généfim 29, boulevard Haussmann, 75009 Paris - France	EUR	72,779	116,054	57.62	89,846	89,846
Société Générale de Banques en Côte d'Ivoire 5 & 7, avenue J. Anoma, 01 BP 1355, Abidjan 01 - Côte d'Ivoire	XAF	15,333,335	37,522,355	56.63	20,820	20,820
National Société Générale Bank 5, rue Champollion - Cairo - Egypt	EGP	500,000	182,234	54.33	14,997	14,997
Union Internationale de Banque 65, avenue Habib Bourguiba, 1000A Tunis - Tunisia	TND	70,000	55,243	52.00	75,516	75,516
Société Générale Marocaine de Banques 55, boulevard Abdelmoumen, Casablanca - Morocco	MAD	1,170,000	1,071,331	51.91	71,866	71,866
Méhétia Inc. 1105, North Market Street Wilmington - De 19 890, Delaware - USA	USD	2,559,917	4,466	51.00	1,187,777	1,187,777
Banque Roumaine de Développement A, Doamnei street, 70016 Bucarest 3 - Romania	ROL	4,181,408,000	8,706,867,000	51.00	170,226	170,226
Socgen Real Estate Company 1221, avenue of the Americas, New York, NY 10020 - USA	USD	800,000	5,999	50.31	810,222	810,222
B) Affiliates (10 to 50% owned by Société Générale)						
Société Générale Calédonienne de Banque 56, rue de la Victoire, Noumea, New Caledonia	XPF	1,068,375	6,274,136	30.50	18,220	18,220
Banca SAI Corso Galilei,12 - 10126 Turin - Italy	EUR	36,890	1,000	30.00	11,067	11,067
United Arab Bank Po Box 3562 Abu Dhabi - United Arab Emirates	AED	302,600	132,718	20.00	11,801	11,801
Sophia 68, avenue des Champs-Elysées, 75008 Paris - France	EUR	399,858	951,205	16.45	184,806	184,806
Crédit Logement 50, boulevard Sébastopol, 75003 Paris - France	EUR	1,123,980	58,424	13.50	153,485	153,485
Bank Muscat (S.A.O.G.) Po Box 134, Ruwi, Post Code 112 - Oman	OMR	51,489	94,508	11.15	24,321	24,321

Unreimbursed loans and advances made by the Company (in EUR)	Guarantees given by the Company (in EUR)	Revenue for the last fiscal year (local currency)	Net income (loss) for the last fiscal year (local currency)	Dividends received by the Company during the year (in EUR)	Remarks/ revaluation difference
-	15,877	138,818,918	37,115,964	1,357	EUR 1 = MGF 7,085.58
-	-	52,598	(9,798)	-	
-	169,201	28,804,781	6,975,134	25,477	EUR 1 = CZK 32.41 of which 2003 interim dividend of 49,610
-	-	91,390	59,383	49,610	EUR 1 = USD 1.263 of which 2003 interim dividend of 27,403
-	-	54,790	35,572	27,403	EUR 1 = USD 1.263
-	-	5,838	5,990	739	
-	70,562	30,975,437	7,011,460	376	Difference = 1,675 EUR 1 = XAF 655.957
-	-	36,099,904	7,262,183	2,868	Difference = 1,447 EUR 1 = XAF 655.957
-	7,332	6,801	31,348	15,150	
-	60,367	51,266,958	3,878,728	117	Difference = 5,166 EUR 1 = XOF 655.957
-	16,156	953,058	272,233	3,901	EUR 1 = EGP 7.78008
-	-	133,207	7,798	1,188	EUR 1 = TND 1.531514
-	-	2,062,311	385,319	7,543	Difference = 1,142 EUR 1 = MAD 11.075626 of which 2003 interim dividend of 77,372
-	-	143,775	93,295	77,372	EUR 1 = USD 1.263
-	-	8,568,449,000	1,808,071,000	14,585	EUR 1 = ROL 41,158
-	-	69,312	(980)	-	EUR 1 = USD 1.263
-	43,344	8,093,876	2,009,654	3,642	EUR 1 = XPF 119.33174
-	-	NA	(5,167)	-	
-	-	150,733	77,734	2,738	Difference = 81 EUR 1 = AED 4.639126
-	-	324,523	65,556	9,956	
564,095	-	157,335	75,636	5,701	
-	-	NA	NA	2,475	EUR 1 = OMR 0.46153

List of subsidiaries and affiliates (continued)

In thousands of euros	Book value of shares held Gross	Book value of shares held Net	Unreimbursed loans and advances made by the Company	Guarantees given by the Company	Dividends received by the Company during the year	Remarks
II - Information concerning other subsidiaries and affiliates						
A) Subsidiaries not included in 1						
1) French subsidiaries	32,284	21,116	6,560,123	707,452	80,517	Revaluation difference: –
2) Foreign subsidiaries	228,048	57,388	-	26 697	14,025	Revaluation difference: –
B) Affiliates not included in 1						
1) French companies	21,876	4,724	–	-	270	Revaluation difference: –
2) Foreign companies	80,564	12,690	121,822	-	2,296	Revaluation difference: –

Report of the Statutory Auditors on the annual accounts

(Free translation of the French original)

Year ended December 31, 2003

This is a free translation into English of the statutory auditors' reports issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes for the information of the reader, as required under French law in any auditor's report, whether qualified of not, explanatory paragraphs separate from and presented below the audit opinion discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account caption or on information taken outside of the financial statements. Such report, together with the statutory auditors report addressing financial reporting in management's report on internal control, should be read in conjunction and construed in accordance with French law and French auditing professional standards.

To the Shareholders of Société Générale,

In our capacity as statutory auditors, appointed by your shareholders' meeting, we present below our report on:

- the audit of the accompanying annual accounts of Société Générale, and
- the specific procedures and disclosures prescribed by law for the year ended December 31, 2003.

These annual accounts have been prepared by the Company's management. Our responsibility is to express an opinion on these annual accounts based on our audit.

Opinion on the annual accounts

We conducted our audit in accordance with French professional standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall annual account presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the annual accounts present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and the results of its operations for the year then ended, in accordance with French accounting principles.

Without qualifying our opinion, we draw attention to Note 1 to the annual accounts with respect to the changes in the accounting principles coming from the application of the regulation CRC-2002-03 related to the accounting treatment of the credit risk and of the regulation CRC-2002-10 related to asset amortization and depreciation.

Justification of our assessments

In accordance with the requirements of article L.225-235 of the French Code de Commerce relating to the justification of our assessments, which came into effect for the first time this year, we bring to your attention the following matters:

- As detailed in Note 1 to the notes, your Company records provision to cover the credit risks inherent to its activities. We have reviewed the procedures implemented by the Management for identifying and assessing these risks and determining the amount of provisions considered as necessary.
- As detailed in Note 1 to the notes, your Company uses internal models to value financial instruments that are not listed on organised markets. As such, we have reviewed the control procedures related to the models dedicated to the determination of the parameters used and the inclusion of the risks associated to these instruments.
- In its current year-end process, significant accounting estimates are performed by the Group related in particular to the value of the investments in subsidiaries, the recovery of deferred tax assets and the evaluation of pension and retirement liabilities. We have reviewed the underlying assumptions and verified that these accounting estimates are based on documented methods in accordance with the accounting principles described in Note 1.

On this basis, we have assessed the reasonableness of these estimates.

Our assessment on these matters were made in the context of the performance of our audit of the annual financial statements taken as a whole and therefore contributed to the development of the unqualified opinion expressed in the first part of this report.

Specific procedures and disclosures prescribed by law

We have also carried out, in accordance with French professional standards, the specific procedures prescribed by French law.

We have nothing to report with respect to the fairness of information contained in Board of Directors' Report and its consistency with the annual accounts and other information presented to shareholders concerning the financial position and annual accounts.

In accordance with French law, we have ensured that the required information concerning the purchase of investments and controlling interests and the names and voting rights of the principal shareholders has been properly disclosed in the Board of Directors' Report.

Neuilly-sur-Seine and Courbevoie, March 12, 2004

The Statutory Auditors

DELOITTE TOUCHE TOHMATSU

José-Luis Garcia

ERNST & YOUNG AUDIT

Christian Mouillon

Information on common stock

Three-year breakdown of capital and voting rights (1)

	At December 31, 2003		At December 31, 2002		At December 31, 2001	
	% of capital	% of voting rights	% of capital	% of voting rights	% of capital	% of voting rights
Employees and former employees via the Group employee share ownership plan	8.46%	14.21%	7.63%	13.11%	7.78%	12.93%
Groupama	3.02%	2.89%	3.08%	2.82%	(3)	(3)
Meiji Life	2.52%	4.68%	2.97%	5.28%	3.19%	5.63%
CDC (2)	1.97%	3.14%	1.88%	2.94%	2.52%	3.39%
Fondazione CRT	1.68%	1.61%	(3)	(3)	(3)	(3)
Aviva	1.37%	1.33%	4.14%	4.51%	6.69%	8.20%
Dexia	1.31%	1.26%	1.40%	1.28%	1.32%	1.17%
PSA	0.80%	1.38%	1.66%	3.00%	2.10%	3.47%
Pernod Ricard	(3)	(3)	0.69%	1.26%	1.16%	2.06%
AGF	(3)	(3)	(3)	(3)	2.50%	3.94%
SCH	(3)	(3)	(3)	(3)	1.50%	1.33%
Free float	72.01%	69.50%	70.80%	65.80%	65.03%	57.88%
Treasury stock	4.81%	0.00%	3.46%	0.00%	4.12%	0.00%
Buybacks	2.05%	0.00%	2.09%	0.00%	2.08%	0.00%
Total	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**
Number of outstanding shares	**438,434,749**	**457,086,131**	**430,170,265**	**469,480,478**	**431,538,522**	**488,787,663**

To the best of Société Générale's knowledge, no other shareholders hold more than 1% of the capital or voting rights, excluding undertakings for collective investment in transferable securities (UCITS).
(1) Including double voting rights (Article 14 of the Company's by-laws).
(2) CDC (general section only), excluding CDC IXIS Capital Markets.
(3) Shareholders holding less than 1% of the capital or voting rights.

At June 30, 2003, on the basis of a study of identifiable bearer securities (TPI), the Société Générale Group had some 326,000 individual shareholders (representing 7.6% of the capital, excluding the employee share ownership plans).

No registered shareholder with 0.10% or more of the capital has pledged Société Générale shares as collateral.

Amount of common stock

At December 31, 2003, Société Générale's paid-up common stock amounted to EUR 548,043,436.25 and comprised 438,434,749 shares with a nominal value of EUR 1.25 per share, all eligible for dividends paid out of income earned from January 1, 2003.

If all vested stock options were to be exercised, 4,836,225 shares would be issued, representing a maximum potential dilution of 1.10%. The Group's common stock would then amount to EUR 553,131,617.50, divided into 442,505,294 shares.

As part of the Group's capital market activities, transactions may be carried out involving indexes or underlying assets with a Société Générale share component. These transactions do not have an impact on the Group's future capital.

Changes in common stock

Description of operation	Date of record or completion	Change in number of shares	Total number of shares after operation	Common stock	Change in common stock resulting from operation (%)
				(nominal value: EUR 5)	
Conversion of capital into euros	Jan. 27, 1999		102,183,148	510,915,740	
Incorporation of reserves: EUR 43,584,125.27					
Increase through 1999 Company Savings Plan	June. 24, 1999	1,697,190	103,880,338	519,401,650	1.66
Exercise of stock options (1st half 1999)	Jul. 29, 1999	79,368	103,959,706	519,798,530	0.08
Exercise of stock options (2nd half 1999)	Aug. 6, 1999	16,425	103,976,131	519,880,655	0.02
	Jan. 24, 2000	354,490	104,330,621	521,653,105	0.34
Exercise of stock options (1st half 2000) up to May 10, 2000	May 10, 2000	33,590	104,364,211	521,821,055	0.03
				(nominal value: EUR 1.25)	
Four-for-one stock split	May 17, 2000		417,456,844	521,821,055	0.03
Exercise of stock options (1st half until June 30, 2000)	Jul. 20, 2000	152,860	417,609,704	522,012,130	0.04
Increase through 2000 Company Savings Plan	Aug. 2, 2000	5,389,594	422,999,298	528,749,122.50	1.29
Exercise of stock options (2nd half 2000)	Jan. 16, 2001	249,120	423,248,418	529,060,522.50	0.06
Increase through contribution of assets by Sogénal	May 4, 2001	2,685,156	425,933,574	532,416,967.50	0.63
Increase through 2001 Company Savings Plan	May 16, 2001	4,747,048	430,680,622	538,350,777.50	1.11
Exercise of stock options (1st half 2001)	Jul. 16, 2001	286,060	430,966,682	538,708,352.50	0.07
Exercise of stock options (2nd half 2001)	Jan. 11, 2002	571,840	431,538,522	539,423,152.50	0.13
Cancellation of shares	Feb. 20, 2002	7,200,000	424,338,522	530,423,152.50	1.67
Exercise of stock options (1st half 2002)	Aug. 1, 2002	566,080	429,791,220	537,239,025.00	1.28
Increase through 2002 Company Savings Plan		4,886,618			
Exercise of stock options (2nd half 2002)	Jan. 28, 2003	379,045	430,170,265	537,712,831.25	0.09
Exercise of stock options (1st half 2003)		152,130			
Increase through 2003 Company Savings Plan	Jul. 16, 2003	7,346,674	437,669,069	547,086,336.25	1.71
Exercise of stock options (2nd half 2003)	Jan 26, 2004	765,680	438,434,749	548,043,436.25	0.17

Under the authorization granted to it by the Extraordinary General Meeting of May 13, 1997, the Board of Directors, during its meetings of June 25, 1997, June 24, 1998, and January 12, 2001 granted stock subscription options to certain employees and officers of the Company. Moreover, following a recommendation by the Compensation Committee, the Board of Directors granted additional stock options on September 8, 1999, August 2, 2000 and January 16, 2002.

Under the authorization granted to it by the Extraordinary General Meeting of April 23, 2002, the Board of Directors granted stock purchase options during its meeting of April 22, 2003.

At December 31, 2003, there were 4,836,225 subscription options outstanding, which could result in the issuance of 5,924,235 new shares representing additional nominal common stock of EUR 6.05 million (see "Stock Options" on page 24).

The Joint General Meeting of April 23, 2002 authorized the Board of Directors to carry out capital increases up to a maximum nominal amount of EUR 100 million for a period of five years, reserved for:

- Société Générale employees and former employees who are retired or on early retirement, and are members of the Company Savings Plan,
- employees and former employees of Société Générale and other affiliated companies or groups of companies under the regulations in force, who are retired or on early retirement and who are members of the Company or Group Savings Plans that provide the opportunity to participate in Société Générale capital increases reserved for employees, in accordance with the provisions of articles L. 225-129 and L. 225-138 of the French Commercial Code and L. 443-1 *et seq.* of the French Labor Code.

The purpose of this authorization is to enable qualifying employees to subscribe for new Société Générale shares, either directly or indirectly through one or more mutual funds, at a price defined in accordance with the provisions of article L. 443-5 of the French Labor Code.

A first operation was carried out under this authorization in 2003 for a nominal amount of EUR 9.2 million.

Information on common stock

Authorization to carry out stock market dealings in own shares

The Joint General Meeting of April 22, 2003 authorized the Company to buy or sell its own shares on the stock market with a view to canceling bought-back shares, enabling the introduction of an employee incentive scheme or transactions reserved for employees, allowing acquisitions of all types, managing shareholders' equity and regulating the Company share price, under the conditions and limits set by article L. 225-209 *et seq.* of the French Commercial Code, and within the following limits:

- maximum purchase price: EUR 97;
- minimum selling price: EUR 39;
- maximum number of shares that may be purchased: 10% of total common stock.

Duration of authorization

Eighteen months. The next Shareholders' Meeting will be asked to renew this authorization under the terms defined in the tenth resolution (see page 220).

Identification of holders of bearer shares (article 6 of the by-laws)

The Company may, at any time, in accordance with current laws and regulations, request that the organization in charge of clearing transactions in its shares provide information regarding those shares and other securities that confer on their owners an immediate or deferred voting right at shareholders' meetings and the holders of such shares and securities.

Information on the portion of capital held by employees under the Company and Group Savings Plans

In accordance with article L. 225-102 of the French Commercial Code, it is hereby declared that at December 31, 2003, employees of Société Générale and Crédit du Nord and its subsidiaries held a total of 37,030,380 of Société Générale's shares, representing 8.4% of common stock, through the mutual fund created under the Société Générale Company and Group Savings Plans.

Shareholder agreements

1. On June 27, 1997, Société Générale signed an agreement with Pernod Ricard, which was later amended on December 18, 2002, whereby Santa Lina (a company within the Pernod Ricard Group) granted Société Générale a pre-emptive right to those Société Générale shares it held.

The clauses of this agreement relating to the pre-emptive right were rescinded on August 1, 2003. This information was published by the *Conseil des marchés financiers* (French Financial Markets Council) in Decision No. 203C1265 dated August 12, 2003.

2. On July 24, 2000, Société Générale signed an agreement with Santander Central Hispano concerning the management of the two parties' cross-holdings. Under the terms of this agreement, Société Générale and Santander Central Hispano each grant the other party a pre-emptive right to the shares held directly or via a subsidiary by each of the parties in the capital of the other, with this right not applying in the event of a public offer made by a third party for the shares of one or other of the parties.

The agreement was initially concluded for a period of three years from the date of signing and is subsequently renewable for two-year periods.

This pre-emptive clause was published by the French Financial Markets Council in Decision No. 201C1417 dated November 30, 2001. This agreement was still in place at December 31, 2003. However, at this date, Santander Central Hispano no longer held any shares in Société Générale.

Capital increase reserved for employees

Supplementary report of the Board of Directors

(Article 155-2 of the decree of March 23, 1967)

I - Decision to carry out a capital increase reserved for employees

Under the authorization granted by the Joint General Meeting of April 23, 2002 allowing it to increase the capital stock up to a nominal amount of EUR 100 million, the Board of Directors decided the following at its meeting of February 12, 2003:

- to carry out a further capital increase through the issue of shares to be subscribed for in cash, in accordance with the terms of article L. 443-5 of the French Labor Code, and reserved for:
  - those Société Générale employees and former employees who are retired or on early retirement, and who are members of the Company Savings Plan;
  - those employees and former employees of Crédit du Nord and its subsidiaries, who are retired or on early retirement, and are members of their respective Company Savings Plan;
  - those employees of companies that have signed up for the new Group Savings Plan and the International Group Savings Plan described in Appendices 1 and 2 respectively;
- that the subscribed shares, which will be eligible for dividends as of January 1, 2003, shall be fully paid up at the time of subscription;
- that this capital increase shall be carried out through mutual funds created under these plans, except in the case of the International Group Savings Plan where it shall be carried out through direct share ownership;
- to delegate to the Chairman all necessary powers to carry out the capital increase and to postpone it, partially or in full, in accordance with the decisions of the Board of Directors, and notably to:
  - set, in accordance with the legal provisions in force, by decision taken between April 1, 2003 and April 17, 2003 inclusive, the date of subscription, that is the start date and duration of the subscription period;
  - set the subscription price further to this decision.

The Chairman used these delegated powers on April 8, 2003.

The transaction notice was registered with the *Commission des opérations de Bourse* (French Securities and Exchange Commission) under number 03-292 on April 18, 2003.

It is hereby noted that a transaction was carried out:

- in 1999, in the nominal amount of EUR 8.5 million, representing 1,697,190 shares,
- in 2000, in the nominal amount of EUR 6.7 million, representing 5,389,594 shares with a nominal value of EUR 1.25,
- in 2001, in the nominal amount of EUR 5.9 million, representing 4,747,048 shares, and
- in 2002, in the nominal amount of EUR 6.1 million, representing 4,886,618 shares.

II - Amount of the increase

The Board has set the total amount of the increase at EUR 18.75 million in nominal value, bearing in mind the special regulations applicable to capital increases reserved for employees, which require that the capital stock be increased only up to the amount effectively subscribed for.

The final amount of the capital increase will be known only when all the subscriptions have been counted. The period for collecting subscription forms from employees runs from 10 .00 a.m. (Central European Time) on April 23, to 12.00 a.m. (CET) on May 7, 2003 inclusive.

The Board has decided that this increase will be carried out in four tranches:

First tranche

The maximum nominal amount of the first tranche is set at EUR 11.25 million, representing 9,000,000 new shares with a nominal value of EUR 1.25 per share.

The first tranche shall be reserved for Société Générale employees and former employees who are retired or on early retirement.

Second tranche

The maximum nominal amount of the second tranche is set at EUR 1.875 million, representing 1,500,000 new shares with a nominal value of EUR 1.25 per share.

The second tranche shall be reserved for employees and former employees of Crédit du Nord and its subsidiaries, who are retired or on early retirement.

Third tranche

The maximum nominal amount of the third tranche is set at EUR 1.875 million, representing 1,500,000 new shares with a nominal value of EUR 1.25 per share.

The third tranche shall be reserved for employees and former employees of companies within the Société Générale Group having their Head Office either in mainland France or in the French overseas departments.

Fourth tranche

The maximum nominal amount of the fourth tranche is set at EUR 3.75 million, representing 3,000,000 new shares with a nominal value of EUR 1.25 per share.

The fourth tranche is reserved for employees of:

(i) companies within the Société Générale Group having their Head Office outside France or in the French overseas territories, and

(i) branches of the Société Générale Group located outside France or in the French overseas territories.

III - Decision to open the subscription period

On April 8, 2003, the Chairman decided under the powers delegated to him by the Board of Directors at its meeting of February 12, 2003, that the subscription period would begin at 10.00 a.m. (CET) on Wednesday April 23, 2003 and end at midnight (CET) on Wednesday May 7, 2003.

IV - Subscription price

Within the limits set by article L 443.5 of the French Labor Code and by the decisions of the Joint General Meeting of April 23, 2002, the Board of Directors decided that:

- the subscription price for Société Générale shares may not exceed the average opening price quoted on the Premier Marché of Euronext Paris SA over the twenty (20) trading days preceding the date of the Chairman's decision setting the opening date of the subscription period,
- notwithstanding the provisions outlined hereafter, a discount of 20% shall be offered on this average price,

bearing in mind that in the case of beneficiaries of the International Group Savings Plan, the method used to calculate the subscription price for Société Générale shares and the discount may be modified in exceptional cases, to comply with local laws and/or regulations, but that in all cases, the provisions of French law (minimum and maximum price) shall be respected.

As a result, under the powers delegated to him by the Board of Directors, and on the basis of the average opening price quoted for Société Générale shares on the Premier Marché of Euronext Paris SA over the twenty (20) trading days prior to the Chairman's decision of April 8, 2003, the Chairman set the subscription price at EUR 49.47 (hereafter referred to as the reference price).

(i) for the first three (3) tranches of the reserved capital increase which will be subscribed for via the "Société Générale Fonds E (Actions SG)", "Fonds G" and "FCPE France (Actions SG)" mutual funds and, where necessary for technical reasons, via relay funds:

- for individual investments up to EUR 20,000 the subscription price was set at EUR 39.58, equivalent to the reference price less the 20% discount,
- for individual investments of between EUR 20,001 and EUR 40,000, the subscription price was set at EUR 49.47, equivalent to the reference price;

(ii) for the fourth (4th) tranche of the reserved capital increase, the price was set at EUR 39.58, equivalent to the reference price less the 20% discount, except for employees who are residents of the State of California, for whom the subscription price was set at EUR 42.05, equivalent to the reference price less a 15% discount.

V - Impact of the capital increase

Theoretical impact on net assets per share

Based on the financial statements at December 31, 2002, after appropriation of net income for the year, net assets per Société Générale share amounted to EUR 31.27.

If this issue were fully subscribed for the maximum nominal amount of EUR 18.75 million (or 15,000,000 new shares), at the discounted price of EUR 39.58 per share, a total of EUR 593.7 million would be raised. Net assets per share would then be EUR 31.55.

Theoretical impact on the market price

This effect depends on the evolution of the share price in relation to its current level, and on the success of the issue.

If the maximum limit were reached and if the market price remained unchanged from the average opening price over the twenty trading days preceding April 8, 2003 of EUR 49.47, and if all new shares were issued at the discounted price of EUR 39.58 per share, market capitalization would be increased to EUR 21,874.2 million, for a total number of shares increased to 445,170,265. The theoretical impact of the increase would therefore be a fall of 0.67%, with the theoretical market price of the share being equal to 99.33% of its pre-issuance level.

It should be noted that the above measure of the potential dilutive effect of the issue is theoretical, and will be altered by the profitability of the funds received.

Supplementary report of the statutory auditors on the capital increase reserved for employees

(Free translation of the French original)

Year ended December 31, 2003

To the Shareholders of Société Générale,

In our capacity as statutory auditors of your Company, and in compliance with Article 155-2 of the Decree of March 23, 1967, we present below a supplementary report to our special report dated March 6, 2002 on the issue of shares reserved for employees and approved by the Extraordinary Shareholders' Meeting of April 23, 2002.

May we remind you that, in accordance with Article L.225-129 VII of French Code de Commerce, this increase in capital is reserved for the employees of Société Générale and affiliated companies under the current company savings plan or to be implemented.

The shareholders empowered your Board of Directors to proceed with, and determine the final conditions.

Exercising this empowerment, on February 12, 2003, your Board of Directors decided to empower your Chairman to proceed with an increase in capital of EUR 18.75 maximum million, through the issue of shares to be subscribed in cash in four tranches:

- the first tranche, for an amount of EUR 11.25 million, is reserved for Société Générale employees and former retired or on early retirement employees who are members of the company Savings Plan of June 28, 2002 and who will subscribe indirectly to the operation through the company mutual fund "Société Générale Fonds E (Actions SG)",
- the second tranche, for an amount of EUR 1.875 million, is reserved for employees and former retired or on early retirement employees of Crédit du Nord and its subsidiaries who are members of their respective company Savings Plan and who will subscribe indirectly to the operation through the company mutual fund "Fonds G",
- the third tranche, for an amount of EUR 1.875 million, is reserved for employees of Société Générale subsidiaries having their Head Office either in mainland France or in French Overseas Departments and who are members of a new Group Savings Plan and who will subscribe indirectly to the operation through the company mutual fund "FCPE France (Actions SG)",
- the fourth tranche, for an amount of EUR 3.75 million, is reserved for employees of Group Société Générale subsidiaries having their Head Office outside France or French Overseas Departments, and employees of branches of Group Société Générale located either outside France or French Overseas Territories who are members of the International Group Savings Plan and who will subscribe directly to the reserved operation.

Your Chairman has exercised this empowerment on April 8, 2003.

We conducted our work in accordance with French professional standards. These standards require that we perform the necessary procedures to verify:

- the financial information taken from the annual accounts, prepared by the Board of Directors. We performed an audit of these annual accounts in accordance with French professional standards,
- the compliance with the terms of the operation as authorized by the shareholders' meeting and the fairness of the information provided in the Board of Director's supplementary report on the choice of constituent elements used for calculating the issue price and on its amount.

We have nothing to report on:

- the fairness of the financial information taken from the Company's accounts and included in the Board of Directors' supplementary report,
- the compliance with the terms of the operation as authorized by the shareholders' meeting on April 23, 2002 and the information provided,
- the proposed cancellation of the preferential subscription rights, upon which you have voted, the choice of constituent elements used for calculating the issue price and its final amount,
- the presentation of the effect of the issuance on the shareholder's financial situation as expressed in relation to shareholders' equity and on the market value of the shares.

Neuilly-sur-Seine and Paris, April 22, 2003

The Statutory Auditors

DELOITTE TOUCHE TOHMATSU

José-Luis Garcia

ERNST & YOUNG AUDIT

Christian Mouillon

Major changes in the investment portfolio in 2003

In 2003, the following transactions affected Société Générale's investment portfolio:

Outside France

Acquisition of interest in
MTS SpA following the takeover of EuroMTS Ltd.

Increase of interest in
SKB Banka – Société Générale de Banques in Equatorial Guinea.

Subscription to capital increases
Banco SG Brasil – SG Ariki – United Arab Bank (Pda) – Sorbier Aig – Bank Muscat International (Pda) – Bank SG Vostok – SG Americas.

Disposal of total interest in

– Outside Group

Eberco High Tech I – Eberco High Tech II – SG Finance Praha – EuroMTS Ltd. following the takeover by MTS SpA – Muang Ek Golf Co., Ltd. – Shanghai Associated Finance Co., Ltd. (SAFCO) – Al Meezan Investment Bank Ltd.

– Intercompany

SGAM UK – SG North America following the transfer to SG Americas – Unicredito Italiano Spa.

Reduction of interest in
Swift – Werbrow Holding – SG Asia (Singapore) Ltd.

In France

Acquisition of interest in
Linden SAS – Fontanor – Ipersoc SAS.

Increase of interest in
Boursorama – Crédit de Refinancement de l'Habitat (CRH) – SAS Carte Bleue - Sofaris.

Subscription to capital increases
Crédit Logement – Sogessur – Épargne Service Entreprise (ESE) – Linden SAS – BMS Développement – BMS Exploitation – Orpavimob – Société Générale Asset Management (SGAM) – Ezepart – Fontanor – Ipersoc SAS.

Disposal of total interest in
Patriges Eta – Club Kyriel Snc – Silic– Gecina – Soguefi – Société de Gestion Foncière et Financière (SGFF) – Cerip France – Snc Framont – Varipart – SCI Les Acacias – Barfin – Siparex Croissance.

– Dissolution of company by absorption of assets

Crédit Immobilier Général (CIG) – Nabab – Société du Centre d'Affaires Paris Trocadéro (SCAPT) – Patriges Raspail – 5, boulevard de la Madeleine.

Reduction of interest in
Garages Haussmann-Mogador.

In accordance with Article L.233.6 of the French Commercial Code, the following table summarizes the significant changes in Société Générale's investment portfolio in 2003.

Increase

Declaration threshold	Company	% of capital Dec. 31, 2003	previously
5%			
10%			
20%			
33%	Société Générale de Banques in Equatorial Guinea	45.79%	32.44%
50%	Ipersoc SAS	100.00%	-
	Linden SAS	100.00%	-
	Fontanor	100.00%	-
	Sorbier Aig	60.00%	-

Decrease

Declaration threshold	Company	% of capital Dec. 31, 2003	previously
5%	SCI Les Acacias	-	10.00%
	Eberco High Tech II	-	9.49%
	Al Meezan Investment Bank Ltd.	-	6.80%
	Soguefi	-	6.19%
10%	Soginnove	8.56%	18.88%
	Snc Framont	-	15.00%
	Société de Gestion Foncière et Financière (SGFF)	-	13.00%
	Garages Haussmann Mogador	5.72%	12.97%
	Eberco High Tech I	-	11.98%
20%	SGAM UK		30.00%
33%	Shanghai Associated Finance Co., Ltd. (SAFCO)	-	50.00%
	SNC Club Kyriel	-	50.00%
	Cerip France	-	33.96%
50%	Credit Immobilier Général (CIG)	-	100.00%
	SG North America	-	100.00%
	Société du Centre d'Affaires Paris Trocadéro (SCAPT)	-	100.00%
	Patriges Eta	-	100.00%
	Patriges Raspail	-	100.00%
	Nabab	-	100.00%
	SG Finance Praha	-	100.00%
	Varipart	-	99.96%
	5 Boulevard de la Madeleine	-	99.92%
	Barfin	-	99.88%

Activities of principal subsidiaries and affiliates

Amounts in millions of euros (Company accounts of subsidiaries prepared in accordance with local accounting standards before consolidation restatements).

Company name and location	Activities	Year end	% interest	Total assets	Shareholders' equity (1)
RETAIL BANKING NETWORKS and affiliates					
France					
Crédit du Nord Group France	French Networks	Dec. 31, 2002 Dec. 31, 2003	80.0% 80.0%	23,660.6 26,869.9	1,188.0 1,274.4
Banque de Polynésie (BDP) Polynesia	Retail banking outside France	Dec. 31, 2002 Dec. 31, 2003	80.0% 80.0%	870.0 937.8	56.0 59.7
Société Générale Calédonienne de Banques (SGCB) New Caledonia	Retail banking outside France	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	776.0 775.0	72.0 77.0
Société Générale de Banques aux Antilles (SGBA) – French West Indies	Retail banking outside France	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	299.0 295.0	10.0 12.0
Banque Française Commerciale "Océan Indien" (BFCOI*) Réunion	Retail banking outside France	Dec. 31, 2002 Dec. 31, 2003	0.0% 50.0%	N/A 749.1	N/A 51.8
Central and Eastern Europe					
Komercni Banka (KB) Group Czech Republic	Retail banking outside France	Dec. 31, 2002 Dec. 31, 2003	60.4% 60.4%	13,937.4 13,746.0	1,073.9 1,241.0
Romanian Bank for Development (BRD) Romania	Retail banking outside France	Dec. 31, 2002 Dec. 31, 2003	51.0% 51.0%	1,825.0 1,941.7	270.0 256.6
SKB Banka Slovenia	Retail banking outside France	Dec. 31, 2002 Dec. 31, 2003	99.3% 99.6%	1,564.0 1,654.8	124.0 120.9
SG Express Bank Bulgaria	Retail banking outside France	Dec. 31, 2002 Dec. 31, 2003	98.0% 98.0%	307.0 339.0	43.0 48.0
Middle East and Africa					
Société Générale Marocaine de Banques (SGMB) Morocco	Retail banking outside France	Dec. 31, 2002 Dec. 31, 2003	52.0% 52.0%	2,324.0 2,439.0	227.0 237.0
Société Générale de Banques au Liban (SGBL) Lebanon	Retail banking outside France	Dec. 31, 2002 Dec. 31, 2003	50.0% 50.0%	2,200.0 1,967.0	111.0 91.0
National Société Générale Bank (NSGB) Egypt	Retail banking outside France	Dec. 31, 2002 Dec. 31, 2003	54.3% 54.3%	1,823.0 1,563.0	157.0 140.0
Union Internationale de Banques (UIB) Tunisia	Retail banking outside France	Dec. 31, 2002 Dec. 31, 2003	52.0% 52.0%	1,247.0 1,115.0	90.0 82.0
Société Générale de Banques en Côte-d'Ivoire (SGBCI) – Côte d'Ivoire	Retail banking outside France	Dec. 31, 2002 Dec. 31, 2003	56.6% 56.6%	727.0 638.0	72.0 78.0
Société Générale de Banques au Sénégal (SGBS) Senegal	Retail banking outside France	Dec. 31, 2002 Dec. 31, 2003	57.7% 57.7%	490.0 525.0	44.0 52.0
Société Générale de Banques au Cameroun Cameroon	Retail banking outside France	Dec. 31, 2002 Dec. 31, 2003	58.1% 58.1%	445.0 460.0	41.8 46.6
SSB Bank Ltd.* Ghana	Retail banking outside France	Dec. 31, 2002 Dec. 31, 2003	0.0% 51.0%	N/A 188.1	N/A 32.8
Americas					
Banco SG SA Argentina	Retail banking outside France	Dec. 31, 2002 Dec. 31, 2003	99.5% 99.7%	341.0 312.0	62.0 38.0

**Company acquired in 2003.*

Customer deposits	Customer loans	Mathematical/ technical reserves (2)	Sales (3)	Net banking income	Net income after corporate tax	Employees
13,846.3	14,976.4	-	-	1,162.9	175.7	8,007
14,292.6	17,291.8	-	-	1,234.4	190.4	7,904
720.0	683.0	-	-	55.0	15.0	290
787.5	754.2	-	-	57.5	11.5	290
598.0	589.0	-	-	53.0	16.0	284
664.0	601.0	-	-	55.0	18.0	284
154.0	169.0	-	-	16.0	- 1.0	134
153.0	218.0	-	-	16.2	- 1.0	141
N/A	N/A	N/A	N/A	N/A	N/A	N/A
577.1	512.6	-	-	47.9	6.4	381
10,632.8	3,834.0	-	-	715.1	282.9	8,704
10,300.0	4,020.0	-	-	672.0	284.0	8,233
1,408.0	853.0	-	-	179.0	64.0	4,365
1,508.7	1,188.9	-	-	195.0	63.9	4,258
1,089.0	752.0	-	-	72.0	0.0	1,052
1,114.3	800.2	-	-	78.7	0.4	1,024
250.0	145.0	-	-	24.0	8.0	806
263.0	214.0	-	-	27.0	8.0	840
1,659.0	1,355.0	-	-	143.0	37.0	2,061
1,661.0	1,416.0	-	-	152.0	35.0	2,062
1,653.0	693.0	-	-	80.0	10.0	1,013
1,507.0	560.0	-	-	68.0	1.0	1,010
1,536.0	1,073.0	-	-	83.0	38.0	808
1,343.0	827.0	-	-	83.0	40.0	886
915.0	832.0	-	-	46.0	4.0	1,463
804.0	795.0	-	-	39.0	2.0	1,459
553.0	484.0	-	-	63.0	1.0	983
495.0	381.0	-	-	60.0	6.0	748
357.0	312.0	-	-	42.0	9.0	445
429.0	365.0	-	-	42.0	9.0	480
387.7	253.3	-	-	33,1	5.8	550
389.2	273.0	-	-	34,4	10.7	545
N/A	N/A	N/A	N/A	N/A	N/A	N/A
113.8	67.2	-	-	32.1	7.1	689
230.0	153.0	-	-	32.0	- 36.0	963
223.0	137.0	-	-	15.0	- 22.0	957

Activities of principal subsidiaries and affiliates

Amounts in millions of euros (Company accounts of subsidiaries prepared in accordance with local accounting standards before consolidation restatements).

Company name and location	Activities	Year end	% interest	Total assets	Shareholders' equity (1)
Affiliates					
Sogébail France	Real estate lease finance	Dec. 31, 2002 Dec. 31, 2003	46.1% 44.3%	1,706.6 1,575.0	227.8 201.7
Sogéfimur France	Real estate lease finance	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	882.9 988.7	66.1 67.1
Sogelease France France	Real estâte lease finance	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	1,449.9 1,752.8	57.7 251.4
Compagnie Générale d'Affacturage (CGA) France	Factoring	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	1,402.1 1,859.4	26.9 26.7
Parel France	Securities clearing	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	1,516.0 932.8	23.6 21.5
FINANCIAL SERVICES					
GEFA – Gesellschaft für Absatzfinanzierung GmbH Germany	Equipment finance	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	5,256.3 5,005.7	541.1 498.1
GEFA Leasing GmbH Germany	Equipment finance	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	1,706.6 1,682.4	51.1 51.1
Franfinance Group France	Specialized finance	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	4,639.8 4,589.2	302.9 322.1
Fiditalia Spa Italy	Consumer credit	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	2,525.0 3,018.0	180.1 196.0
ALD International GmbH Group Germany	Vehicle leasing and finance	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	1,638.5 1,763.0	165.1 172.7
Temsys France	Vehicle leasing and finance	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	1,178.0 1,134.0	66.4 69.3
Compagnie Générale de Location d'Équipements (CGL-CGI) – France	Vehicle finance	Dec. 31, 2002 Dec. 31, 2003	84.6% 99.7%	2,394.0 2,555.0	132.0 156.0
Eqdom Morocco	Consumer credit	Dec. 31, 2002 Dec. 31, 2003	53.6% 53.6%	369.9 440.5	85.7 89.6
Sogécap France	Life insurance	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	35,836.9 41,034.1	810.6 935.4
Sogessur France	Property insurance	Dec. 31, 2002 Dec. 31, 2003	65.0% 65.0%	79.8 102.4	12.0 10.0
Europe Computer Systèmes (Groupe ECS) France	IT asset-leasing and management	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	618.1 654.1	94.4 105.8
CORPORATE AND INVESTMENT BANKING					
Société Générale Holding Australia Ltd. (SGHAL) Australia	Corporate and investment banking	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	10,034.5 7,755.7	115.5 159.9
Société Générale Canada Canada	Corporate and investment banking	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	3,354.7 4,048.6	177.5 178.7
Banco Société Générale Brasil SA Brazil	Corporate and investment banking	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	122.1 103.6	17.2 20.6

Customer deposits	Customer loans	Mathematical/ technical reserves (2)	Sales (3)	Net banking income	Net income after corporate tax	Employees
-	1,531.2	-	-	28.1	15.0	-
-	1,404.7	-	-	25.7	12.8	-
-	734.9	-	-	7.8	3.1	-
-	855.9	-	-	10.0	4.0	-
-	1,376.8	-	-	18.6	1.3	-
-	1,519.4	-	-	17.3	3.7	-
-	1,388.7	-	62.9	35.8	6.5	171
-	1,806.1	-	68.2	41.7	8.1	187
		-	17.2	19.5	4.6	57
		-	14.8	15.8	2.6	56
21.2	5,181.7	-	-	261.7	183.9	723
34.6	4,934.9	-	-	223.3	100.9	740
43.1	1,450.7	-	-	732.6	-	-
58.9	1,542.3	-	-	671.9	-	-
-	4,440.4	-	-	221.3	46.2	1,113
-	4,411.9	-	-	240.9	59.5	1,234
-	2,243.9	-	-	140.7	8.0	620
-	2,634.7	-	-	166.9	15.1	640
-	-	-	412.2	82.4	61.5	498
-	-	-	391.2	94.1	10.7	601
8.4	975.3	-	479.7	45.7	5.3	475
6.9	919.8	-	518.1	57.5	1.4	597
41.0	1,514.0	-	-	108.0	25.0	529
39.0	1,606.0	-	-	129.0	27.0	533
-	414.3	-	-	23.6	6.4	229
-	479.5	-	-	43.0	10.8	299
-	-	32,717.7	4,765,3	166.5	65.4	366
-	-	37,292.2	5,667,2	226.0	102.9	374
-	-	17.9	19,9	-	- 11.1	200
-	-	34.2	44,2	-	- 9.8	210
-	-	-	1,888,3	147.6	24.6	975
		-	1,827,0	150.4	27.5	972
180.5	1,388.1	-	-	107.1	- 7.6	255
198.5	1,320.8	-	-	111.1	38.5	264
1,282.0	1,166.7	-	-	48.2	6.6	120
1,052.1	2,651.4	-	-	40.7	5.4	122
60.3	11.0	-	-	18.5	- 2.5	82
38.4	4.2	-	-	5.2	- 9.0	76

Activities of principal subsidiaries and affiliates

Amounts in millions of euros (Company accounts of subsidiaries prepared in accordance with local accounting standards before consolidation restatements).

Company name and location	Activities	Year end	% interest	Total assets	Shareholders' equity (1)
Korean French Banking Corporation-Sogéko South Korea	Corporate and investment banking	Dec. 31, 2002 Dec. 31, 2003	41.4% 41.4%	294.4 161.6	24.8 19.0
Genefim France	Real estate lease finance	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	1,116.4 1,184.8	167.5 153.1
Société Générale Asia Limited Hong Kong	Corporate and investment banking	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	176.1 243.2	82.6 75.8
SG Cowen Securities Corporation United States	Corporate and investment banking	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	10,913.8 17,354.8	684.3 411.7
Fimat Group France	Derivatives brokerage	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	8,724.0 12,600.0	759.4 202.0
SG Securities London Ltd. (SGSL) United Kingdom	Securities brokerage	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	2,207.0 293.4	145.6 135.2
Société Générale Securities Paris France	Securities brokerage	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	278.5 112.2	18.5 18.5
Société Générale Securities (North Pacific) Ltd. **Tokyo Branch** – Japan	Securities brokerage	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	791.3 2,199.2	131.2 147.8
SG Securities Asia International Holdings Ltd. Hong Kong	Securities brokerage	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	283.3 341.4	119.7 138.7
Boursorama France	Online brokerage	Dec. 31, 2002 Dec. 31, 2003	67.4% 71.0%	410.1 816.6	148.4 107.5
Banque de Réescompte et de Placement (BAREP) – France	Alternative management	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	7,388.4 4,985.9	50.5 49.3
GLOBAL INVESTMENT MANAGEMENT					
SG Asset Management (SGAM) France	Asset management	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	1,984.5 1,973.5	1,728.8 1,690.1
Trust Company of the West (TCW) United States	Asset management	Dec. 31, 2002 Dec. 31, 2003	55.0% 60.9%	343.9 317.4	177.0 183.9
Société Générale Bank & Trust (SGBT) Luxembourg	Private banking	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	11,309.1 16,737.8	1,015.3 1,147.8
Société Générale Hambros Bank & Trust Ltd. (SGHBT) – United Kingdom	Private banking	Dec. 31, 2002 Dec. 31, 2003	100.0% 100.0%	3,203.7 3,372.9	481.7 446.8
SG Banque De Maertelaere (SGBDM) Belgium	Private banking	Dec. 31, 2002 Dec. 31, 2003	95.5% 95.5%	308.5 389.0	32.1 38.1
SG Private Banking (Suisse) SA* Switzerland	Private banking	Dec. 31, 2002 Dec. 31, 2003	0.0% 77.6%	N/A 1,656.9	N/A 166.3

**Company acquired in 2003.*
(1) Shareholders' equity including results for the fiscal year.
(2) For insurance companies.
(3) For stockholders. Insurance and service companies to which this notion applies.

Subsidiaries for which no staff numbers are given do not have any dedicated employees.

ALD International GmbH

As of the end of February 2003, the ALD Group included the activities acquired from Hertz Lease (operational leasing and fleet management).

SG Securities London Ltd.

In order to simplify the Group's structure, all SG Securities London's activities were transferred to the Group's London branch at the beginning of June 2003.

Customer deposits	Customer loans	Mathematical/ technical reserves (2)	Sales (3)	Net banking income	Net income after corporate tax	Employees
90.5	166.1	-	-	14.6	- 28.5	74
37.2	98.8	-	-	4.9	1.5	73
-	1,034.1	-	-	39.0	26.3	43
-	1,117.0	-	-	29.0	14.9	42
-	21.4	-	-	33.8	8.7	72
-	17.9	-	-	28.5	13.3	64
14.6	6.1	-	-	508.6	- 294.9	716
29.8	35.9	-	-	470.2	- 174.8	637
7,563.0	549.9	-	-	271.2	37.8	1,101
6,650.0	337.0	-	-	402.0	64.0	1,175
-	-	-	-	70.9	- 45.4	358
-	-	-	-	37.4	- 3.8	16
-	-	-	117.5	68.8	1.2	132
-	-	-	60.5	37.8	- 0.0	118
86.1	94.4	-	-	84.1	15.7	240
312.0	759.2	-	-	140.1	27.8	183
-	-	-	124.8	129.7	25.2	156
	-	-	94.8	97.2	54.6	95
174.4	3.0	-	53.5	40.3	- 6.0	236
374.7	18.9	-	88.9	66.8	- 7.7	376
1,517.8	1,955.3	-	-	29.8	11.1	87
1,421.2	848.7	-	-	29.1	9.9	83
-	-	-	562.6	-	186.7	704
-	-	-	499.2	-	146.6	736
-	-	-	314.3	-	14.8	588
-	-	-	280.6	-	21.1	587
5,021.5	4,467.8	-	-	229.5	102.7	658
6,169.6	6,301.1	-	-	370.6	166.7	909
2,662.9	401.1	-	113.5	89.6	27.8	487
2,794.8	463.3	-	94.6	77.3	20.2	434
227.7	3.6	-	-	25.4	5.8	164
311.8	11.3	-	-	26.7	5.9	174
N/A	N/A	N/A	N/A	N/A	N/A	N/A
12,321.3	975.3	-	-	77.2	2.7	395

Société Générale Bank & Trust Luxembourg

The figures for this subsidiary include the impact of the acquisition in July 2003 of Compagnie Bancaire Genève, which merged with SG Rüegg Bank in November 2003 to form SG Private Banking (Suisse) SA.

SG Private Banking (Suisse) SA

This subsidiary was created by the merger of Compagnie Bancaire Genève and SG Rüegg Bank in November 2003. The data comprise SG Rüegg's figures over a 12-month period and Compagnie Bancaire Genève's figures for the 6 months since its acquisition in July 2003.

Legal Information 2003

Reports and resolutions submitted to the General Meeting

Report of the Board of Directors on resolutions submitted to the General Meeting

We have called this General Meeting today to submit eighteen resolutions for your approval. The purpose of the resolutions is detailed and commented upon below.

Report of the Board of Directors on the resolutions to be considered by the Meeting as an Ordinary Meeting

I - Approval of the 2003 financial statements, dividend payment and related party agreements

The *first* and *second resolutions* concern the approval of the parent company financial statements for 2003 and the allocation of income. Detailed comments on the parent company financial statements are included in the annual report.

The dividend per share is set at EUR 2.50, with a tax credit equal to 50% of the dividend for certain taxpayers.

The share will be traded ex-dividend as of May 18, 2004 and the dividend will be payable in cash as of that date.

The *third resolution* seeks your approval of the consolidated financial statements. Comments on the consolidated financial statements are also included in the annual report.

The *fourth resolution* concerns related party agreements covered by article L. 225-38 of the French Commercial Code, which are covered in the special report of the Statutory Auditors. No new related party agreements were concluded during 2003.

II - Board of Directors - ratification of the co-option of a Director; renewal of mandates and appointment of Directors

The proposals submitted by the Board of Directors concerning the directors aim to reconcile continuity with the process of gradual renewal introduced following the amendment to the Company's by-laws in 2000. This amendment reduced the term of directors' mandates to four years with one-quarter of all mandates coming up for renewal each year. Furthermore, these proposals are intended to ensure that the Board features a well-balanced and diversified mix of competencies and experience, and that at least 50% of directors are independent in accordance with the guidelines of the AFEP-MEDEF report on corporate governance.

If these proposals are adopted, the Board of Directors will comprise 9 independent Directors out of a total of 17 members. Of the nine independent Directors, seven have significant experience managing large industrial, financial or service companies, while the other two have an academic or consultancy background. The remaining non-executive Directors are the heads or former heads of financial institutions.

The *fifth resolution* asks you to ratify the co-option to the Board of Mr Jean Azéma, as decided by the Board of Directors at its meeting of September 24, 2003, as a replacement for Mr Pierre Bilger, who resigned his seat on the Board on August 6, 2003, This mandate would expire in 2005. Mr Jean Azéma is Chief Executive Officer of Groupama, which holds a 3.02% stake in Société Générale's capital, and is put forward as an independent Director.

The *sixth, seventh* and *eighth resolutions* propose to renew the mandates of Messrs Euan Baird, Philippe Citerne and Antoine Jeancourt Galignani, each for a period of four years.

Mr Euan Baird, Chairman of Rolls Royce, has been an independent Director since 2001. He sits on both the Nomination Committee and the Compensation Committee.

Mr Philippe Citerne is Chief Executive Officer and has been a Director since 2001.

Mr Antoine Jeancourt Galignani, Chairman of Gecina, is an independent Director and chairs the Nomination Committee and the Compensation Committee. He has sat on the Board of Directors since 1994.

The *ninth resolution* proposes to appoint Mr Michel Cicurel, Chairman of the Management Board of Compagnie financière Edmond de Rothschild, as Director for a period of four years, to replace Mr Jacques Calvet. Mr Michel Cicurel is put forward as an independent Director.

III - Authorization to buy back Société Générale shares

The *tenth resolution* concerns the renewal of the authorization for the Company to buy back its own shares which was granted to the Board of Directors at the General Meeting of April 22, 2003.

As under the previous authorization, the number of shares thus bought may not exceed the legal limit of 10% of the Company's issued capital stock at the time of purchase, and the number of shares held by the Company after these purchases may not exceed 10% of the capital stock. This authorization is valid for a period of eighteen months.

It is submitted for approval for the same reasons as those given in the past.

As such, these share buybacks may be used to actively manage shareholders' equity, implement an employee and senior manager incentive scheme tied to Group targets, make any acquisitions, regulate the Company's share price by systematically acting against the prevailing market trend, or buy and sell shares according to opportunities on the market.

The buybacks may also be carried out in order to cancel shares and thereby improve the return on equity and earnings per share. As such, the Meeting is also requested under the seventeenth resolution to renew the authorization to reduce the Company's capital, as required for this type of cancellation.

The buying, selling or transfer of these shares may be carried out by any means, at any time, and on one or more occasions, including in the event of public offers, in compliance with the laws in force. The shares may be bought, sold or otherwise transferred over-the-counter, in blocks, or in the form of options or derivatives.

The maximum buying price is set at EUR 103, i.e. around 2.5 times the net assets per share, and the minimum selling price is set at EUR 41, approximately equal to the net assets per share as at December 31, 2003.

An information notice duly registered with the *Autorité des marchés financiers* (French Securities Regulator) was drawn up prior to this General Meeting.

In accordance with the legal requirements in force, previous share buyback programs that have been carried out are detailed hereunder.

During 2003, 9,062,764 shares were bought back at an average price of EUR 53.53 and 2,782,382 shares were sold at an average price of EUR 54.54 under your previous authorizations. In addition, 3,891,579 shares were allocated following the exercise of stock options at a strike price of EUR 52. These transactions were carried out with a view to actively managing shareholders' equity and vesting stock options. Total trading costs including taxes amounted to EUR 482,897,93.

At December 31, 2003 the Company held 21,078,708 of its own shares (4.81% of capital), with a nominal value of EUR 1.25 per share, valued at cost at EUR 1,140,652,603.

Under the share buyback programs authorized by the previous General Meetings, 42,097,976 shares were bought back prior to the 2003 financial year.

These buybacks were notably used to:

- implement stock option plans in 1999, 2000, 2002, 2003 and 2004;
- pay for the acquisition of a 61% stake in TCW in shares;
- cancel 7,200,000 shares on February 20, 2002.

In light of shares purchased since the close of the financial year and the use made of buybacks, the Company held 21,047,884 shares at February 11, 2004.

Report of the Board of Directors on the resolutions to be considered by the Meeting as an Extraordinary Meeting

IV - Amendments to the Company's by-laws to comply with the law on financial security

The *eleventh resolution* proposes that you amend articles 8 and 9 of the Company's by-laws to comply with law No. 2003-706 on financial security, which has changed the provisions on supplying directors with information and has removed the sentence in article L. 225-51 of the French Commercial Code whereby the Chairman acted as representative of the Board of Directors.

V - Renewal of financial authorizations

You are asked to renew in 2004 all financial authorizations that may have an impact on the Company's capital stock, and this for a period of 26 months.

A - Authorization to increase capital stock up to a maximum overall limit

The *twelfth* and *thirteenth resolutions* concern the renewal of the authorization granted by the General Meeting of April 23, 2002 for a period of 26 months to increase the capital stock, up to a maximum overall limit, by issuing securities with an immediate or deferred equity component, with or without preemptive subscription rights, or by incorporating reserves, retained earnings or additional paid-in capital.

The Board has not used this authorization.

However, the Board deems it necessary to renew this authorization in order to reinforce the Group's development and funding resources, notably with a view to possible future acquisitions.

In this respect, on the basis of article L. 225-129 of the French Commercial Code:

- the *twelfth resolution* concerns the authorization granted to the Board of Directors to increase capital stock by a maximum of EUR 900 million, through the issuance of securities (excluding preferred shares, non-voting preferred-dividend shares and investment certificates), and by a maximum of EUR 1.2 billion through the incorporation of reserves, retained earning or additional paid-in capital;
- the *thirteenth resolution* sets the limit for the capital increase that can be carried out without preemptive subscription rights at EUR 300 million, with the corresponding authorization notably applying to the exchange of shares under a public offer.

These authorizations, which are valid for a twenty-six month period, cancel those granted in 2002 for the remaining term of the same.

In accordance with the legal requirements in force, the transactions covered by the *fifteenth* and *sixteenth resolutions* submitted for approval by shareholders remain outside the scope of these resolutions.

Moreover, the following comments apply to the *twelfth* and *thirteenth resolutions:*

a) Maximum limits set for capital increases

- The *twelfth resolution,* which authorizes the issuance of securities with preemptive subscription rights, sets the maximum nominal amount of the capital increase resulting from the issuance of securities with an equity component giving access to Société Générale's capital at EUR 900 million.

  This amount is subject to additional capital increases arising from the adjustment of the rights of holders of certain securities in the event of the issuance of new securities, where applicable.

  Any immediate, deferred or potential capital increases corresponding to issues with preemptive subscription rights or, under the *thirteenth resolution,* without preemptive subscription rights are subject to this limit.

  A special limit is nevertheless applied to capital increases through the incorporation of reserves, retained earnings, additional paid-in capital or any other item that may be incorporated into capital. This limit is set at EUR 1.2 billion and is added, where applicable, to the previous limit.

  These transactions may be carried out either by allocating bonus shares to shareholders or by increasing the nominal value of existing shares. They are not the same as issues of capital stock as they do not alter the amount of the Company's shareholders' equity.

  Furthermore, the resolution stipulates that the maximum nominal amount of issues of debt securities with an equity component may not exceed EUR 6 billion.

  The authorization submitted for approval entails shareholders' express waiver of their preemptive subscription rights to any other securities with an equity component to which the securities issued may grant entitlement via subscription, exchange, issuance of a certificate or any other means.

- As required by law, the *thirteenth resolution* defines separately the maximum limit applicable to transactions that may be carried out without preemptive subscription rights. This authorization is necessary to afford the Board of Directors the possibility of reducing formalities and shortening the regulatory timeframe required to carry out an issue by placement on either the French market or international markets, or both simultaneously, in line with market conditions. This placement method is a means of broadening the Company's shareholder base and hence strengthening its reputation, as well as optimizing the gathering of shareholders' equity.

  The *thirteenth resolution* proposes that the limit for this type of issue be set at EUR 300 million, which is significantly lower than the limit set under the existing authorization granted by the General Meeting (the previous limit was set at EUR 600 million).

  In the event of an issue within the aforementioned limit, the Board will have the option to reserve a priority subscription period during which shareholders may subscribe for the issued securities before the offer is opened to the public.

The maximum nominal amount of issues of debt securities with an equity component is set at the same amount as that given in the *twelfth resolution*, i.e. EUR 6 billion.

In all cases, the transactions that may be carried out under this resolution must comply with the unused portion of the overall limits defined in the previous resolution, since any amount used within the framework of either resolution must be deducted from these limits.

b) Means of determining and justifying the issue price

Direct or deferred issues without preemptive subscription rights are governed by the legal principle whereby third parties who are not already shareholders may not subscribe for or be allocated shares at a price below the minimum set by law. This minimum price is currently the average price of the share on the Paris Bourse over ten consecutive days chosen from the twenty days preceding the launch of the issue.

The Board shall set an issue price for the securities that serves the best interests of the Company and its shareholders, and complies with all requirements stipulated by the law in force at the time of the issue and financial market practices.

c) Securities liable to be issued and timeframe during which share allocation rights may be exercised

Under these overall authorizations, all categories of securities with an equity component may be issued (except preferred shares, non-voting preferred-dividend shares and investment certificates). This includes shares, convertible bonds or bonds redeemable in shares, warrants, composite securities and, more generally, any authorized securities that give, directly or indirectly, an immediate or deferred access to the Company's capital.

The share allocation rights attached to these securities and the timeframe during which they may be exercised shall be set at the time of issuance in accordance with the regulations applicable to the securities in question.

The period after which the corresponding shares may be created thus varies in length, depending on the type and structure of the securities issued at the outset, and may even extend beyond the expiry of this authorization.

In any case, the Board commits itself to ensuring that the period during which shares may be allocated does not exceed 15 years from the date of this Meeting, irrespective of whether the shares attached to the securities are issued by the Company itself or by a company in which it directly or indirectly holds the majority stake.

B - Limitation of the authorization to increase capital stock during a public purchase or exchange offer for the Company's shares

Following the publication of the second report of the Committee on Corporate Governance in 1999, the Board proposed limiting the scope of this authorization, which in any case cannot extend to capital increases reserved for named beneficiaries.

Consequently, the General Meetings of 2001, 2002 and 2003 only authorized the Board to increase the Company's capital during a public offer where the capital increase was required to complete acquisitions presented to the Board prior to the launch of the offer.

This year, the Board proposes that you further restrict this authorization as follows: under the *fourteenth resolution*, capital increases shall only be authorized during a public offer in order to carry out transactions that have been approved in principle by the Board of Directors and that have been announced to the market prior to the launch of the offer.

In any event, the Board may under no circumstances use this authorization for defensive purposes.

This decision will remain in force until the next General Meeting called to approve the financial statements for the preceding fiscal year.

C – The global employee share ownership plan (authorization to issue shares reserved for employees)

In April 2002, the Extraordinary General Meeting authorized the Board of Directors to carry out capital increases reserved for employees of the Group up to a nominal amount of EUR 100 million for a period of five years.

Under this authorization, the Company's nominal capital was increased by EUR 9,185 million. The capital increase for the 2004 global employee share ownership plan, which was approved by the Board on February 11, 2004 and will be deducted from this authorization limit, will not exceed EUR 15 million.

Under the *fifteenth resolution*, shareholders are asked to renew this authorization, which will replace that granted on April 23, 2002, and to limit the nominal increase in capital to EUR 25 million over a 26-month period.

This resolution would authorize the Board of Directors to increase the Company's capital, if necessary in separate tranches, by issuing shares or other securities with an equity component reserved for subscribers to a Company or Group savings plan of Société

Générale and of affiliated companies under the terms of article L 225-180 of the French Commercial Code and article L 443-3 of the French Labor Code, in accordance with the legal provisions in force.

It would entail the waiving, in favor of said employees, of shareholders' preemptive subscription rights to shares or other securities with an equity component and any other securities to which the issued securities may grant entitlement.

The subscription price would be the average price quoted over the twenty trading days preceding the date of the Board's decision to open the offer up to subscriptions, less a discount of 20%. However, the Board of Directors would remain entitled to convert all or part of the discount into an allocation of bonus shares or other securities with an equity component, or to reduce or refuse to grant the discount, subject to the legal and regulatory provisions in force.

Furthermore, the Board would be entitled to allocate bonus shares or other securities with an equity component in place of the employer's matching contribution, within the limits set by legal or regulatory provisions, especially article L. 443-5 of the French Labor Code.

Lastly, in accordance with the legal provisions in force, the date of the subscription offer can be fixed either by the Board of Directors or by those persons duly authorized to do so.

If this authorization is used, shareholders will be informed of the definitive terms of any transactions carried out and their impact in the supplementary reports of the Board of Directors and the Statutory Auditors, in accordance with the provisions in force.

D - Authorization to allocate share subscription or purchase options

The *sixteenth resolution* is intended to renew the possibility of granting share subscription or purchase options to certain employees and senior officers of Société Générale and the companies or economic interest groupings that are directly or indirectly affiliated to it under the terms of article L 225-180 of the French Commercial Code.

In 2002, the General Meeting authorized the Board of Directors to allocate stock options granting entitlement to subscribe for or purchase shares equivalent to no more than 10% of Société Générale's capital stock. The subscription or selling price could be set in accordance with the legal provisions in force, that is incorporating a discount of 20%.

The *sixteenth resolution* proposes that this authorization be renewed, but for a reduced number of options and with a reduced discount.

Consequently, the Board would be entitled to grant options entitling holders to subscribe for or purchase a total number of shares representing no more than 5% of the Company's capital stock at the date of this Meeting, and these options would be valid for a maximum of 10 years from the date on which they are vested.

The subscription price would not be less than 95% of the average price during the twenty trading days prior to the allocation date and the selling price would not be less than 95% of the average purchase price of shares held.

Since 1998, the Board has only granted discounts on the average subscription price in exceptional cases, In addition to this practice, the Board undertakes to apply the recommendations of the AFEP-MEDEF consolidated report of October 2003, notably by applying no discount other than a rounding-off calculation to options awarded to the chief executive officers of Société Générale, and not to award options when the share price is exceptionally low.

Furthermore, in accordance with current laws, options may not be vested:

- during the ten trading days before or after the date of publication of the consolidated financial statements;
- between the date on which the Company's management bodies receive information that, if made public, could have a significant impact on the Company's share price, and ten trading days after the said information is made public;
- less than twenty trading days after the shares are traded ex-dividend or after a capital increase.

Lastly, for a number of years, the Board has endeavored to limit the number of options vested each year to less than 1% of capital stock and to prioritize the allocation of purchase options in order to limit the dilutive effect for existing shareholders.

This authorization, which entails shareholders' express waiver of their preemptive subscription rights to any securities to be issued when the options are exercised, would be valid for twenty-six months as of the date of the General Meeting and would cancel that granted on April 23, 2002 for the remaining term of the same.

The Board will inform the General Meeting of transactions carried out under this authorization each year.

VI - Authorization to reduce capital stock through the cancellation of shares

The *seventeenth resolution* concerns the renewal, for a period of twenty-six months, of the authorization granted to the Board of Directors on April 23, 2002, and not yet used, to cancel shares bought back by the Company under the authorizations granted by the General Meeting as part of the buyback programs, up to the legal limit of 10% of capital stock per 24-month period.

In application of the regulations governing credit institutions, the share cancellation would be carried out with the authorization of the *Comité des établissements de crédit et des entreprises d'investissement* (Credit Institution Council of the Banque de France).

VII - Delegation of authority

As in the past, the *eighteenth resolution* delegates general authority for completing formalities.

Resolutions

For consideration by the Meeting as an Ordinary Meeting

First resolution

Approval of the parent company financial statements

The General Meeting, under the conditions required for Ordinary Meetings as to quorum and majority, having been informed of the Board of Directors' and Statutory Auditors' reports, approves the parent company financial statements at December 31, 2003, as well as the transactions reflected in these statements and described in the reports.

The General Meeting approves net income after taxes of EUR 1,384,434,978.87 for the 2003 financial year.

Second resolution

Allocation of income and dividend payment

The General Meeting, under the conditions required for Ordinary Meetings as to quorum and majority, resolves to allocate EUR 862,028.38 of net income after taxes for 2003 of EUR 1,384,434,978.87 to the legal reserve.

The General Meeting resolves to appropriate the remaining net income of EUR 1,383,572,950.49, together with the retained earnings from the previous year of EUR 3,456,442,358.51, representing a total amount of EUR 4,840,015,309.00 available for distribution, as follows:

- allocation of EUR 287,486,077.99 to retained earnings;
- allocation to common shares of total dividends of EUR 1,096,086,872.50. The dividend per share with a nominal value of EUR 1.25 is EUR 2.50 plus a tax credit of EUR 1.25 for natural persons.

Shares will be traded ex-dividend as of May 18, 2004 and dividends will be payable from this date.

Following these appropriations:

- reserves are increased from a total of EUR 9,449,486,432.52 following the allocation of earnings in 2002 to EUR 9,761,180,538.34 in view of the additional paid-in capital on capital increases and capital gains from mergers during 2003;
- retained earnings stand at EUR 3,743,928,436.50, compared with EUR 3,456,442,358.51 after the allocation made in 2002. Retained earnings may be increased by the dividends on any Société Générale shares held by the Company as treasury stock at the time of the dividend payment for the 2003 financial year.

The General Meeting notes, in accordance with the law, that the dividend paid on each share for the three preceding fiscal years was as follows:

	2000	2001	2002
Net dividend, in euros (1)	2.10	2.10	2.10

(1) Certain shareholders liable for tax are entitled to a tax credit equal to 50% of the amount of the dividend.

Third resolution

Approval of the consolidated financial statements

The General Meeting, under the conditions required for Ordinary Meetings as to quorum and majority, having been informed of the Board of Directors' and Statutory Auditors' reports, approves the consolidated financial statements at December 31, 2003.

Fourth resolution

Approval of the report on agreements covered by article L. 225-38 of the French Commercial Code

The General Meeting, under the conditions required for Ordinary Meetings as to quorum and majority, having been informed of the special report of the Statutory Auditors on the absence of related party agreements covered by article L. 225-38 of the French Commercial Code signed during 2003, and on the performance of such an agreement that had previously been concluded and authorized by the General Meeting, approves the transactions described in the said report.

Fifth resolution

Ratification of the co-option of Mr Jean Azéma to the Board of Directors

The General Meeting, under the conditions required for Ordinary Meetings as to quorum and majority, ratifies the co-option to the Board of Directors of Mr Jean Azéma, as decided by the Board of Directors at its meeting on September 24, 2003, as a replacement for Mr Pierre Bilger, who resigned his seat on the Board on August 6, 2003.

This mandate is granted for the remaining term of the mandate of Mr Pierre Bilger and will expire following the General Meeting to be held in 2005 to approve the financial statements of the preceding fiscal year.

Sixth resolution

Renewal of the Director's mandate of Mr Philippe Citerne

The General Meeting, under the conditions required for Ordinary Meetings as to quorum and majority, renews the Director's mandate of Mr Philippe Citerne.

This mandate is granted for a period of four years and will expire following the General Meeting to be held in 2008 to approve the financial statements for the preceding fiscal year.

Seventh resolution

Renewal of the Director's mandate of Mr Antoine Jeancourt Galignani

The General Meeting, under the conditions required for Ordinary Meetings as to quorum and majority, renews the Director's mandate of Mr Antoine Jeancourt Galignani.

This mandate is granted for a period of four years and will expire following the General Meeting to be held in 2008 to approve the financial statements for the preceding fiscal year.

Eighth resolution

Renewal of the Director's mandate of Mr Euan Baird

The General Meeting, under the conditions required for Ordinary Meetings as to quorum and majority, renews the Director's mandate of Mr Euan Baird.

This mandate is granted for a period of four years and will expire following the General Meeting to be held in 2008 to approve the financial statements for the preceding fiscal year.

Ninth resolution

Appointment of Mr Michel Cicurel as a Director

The General Meeting, under the conditions required for Ordinary Meetings as to quorum and majority, appoints Mr Michel Cicurel as a Director.

This mandate is granted for a period of four years and will expire following the General Meeting to be held in 2008 to approve the financial statements for the preceding fiscal year.

Tenth resolution

Authorization to buy and sell Société Générale shares

The General Meeting, under the conditions required for Ordinary Meetings as to quorum and majority, having been informed of the report of the Board of Directors and the information notice approved by the *Autorité des marchés financiers* (French Securities Regulator), authorizes the Board of Directors to purchase Société Générale shares, in accordance with articles L. 225-209 *et seq.* of the French Commercial Code.

The buying, selling or transfer of these shares may be carried out by any means, at any time, and on one or more occasions, including in the event of public offers, in compliance with the laws in force. The shares may be bought, sold or otherwise transferred over-the-counter, in blocks, or in the form of options or derivatives.

The maximum buying price is set at EUR 103 per share and the minimum selling price is set at EUR 41 per share. These shares may be allocated as bonus shares, under the conditions provided for by law, in particular articles L. 443-1 *et seq*, of the French Labor Code.

The number of shares thus bought may not, on the date of the purchases, exceed 10% of the Company's issued capital stock and the number of shares held by the Company following these purchases may not exceed 10% of the capital stock.

On the basis of the capital stock at January 31, 2004, and without taking into account shares already held by the Company, a maximum theoretical number of 43,860,053 shares could be bought, for a maximum theoretical amount of EUR 4,517,585,459.

This authorization is intended to allow the following operations:

- holding, selling or otherwise transferring the shares with a view to actively managing the shareholders' equity of the Company;
- using shares as part of an employee and senior manager incentive scheme tied to Group targets, notably:
  - offering employees of the Company or affiliated companies under articles L. 225-180 and L. 233-16 of the French Commercial Code the possibility to purchase shares, either directly or through a company investment fund, under the conditions stipulated by law, in particular articles L. 443-1 *et seq.* of the French Labor Code;
  - granting stock options to employees or senior officers of the Company or affiliated companies under article L. 225-180 of the French Commercial Code;

- using shares with a view to acquiring new companies through an exchange offer or any other means liable to improve the conditions of such a transaction;
- buying or selling shares according to opportunities on the market;
- regulating the Company share price by systematically acting against the prevailing market trend;
- canceling shares in order to increase the return on equity and earnings per share.

Shares purchased may be held, sold or transferred, or may be cancelled in accordance with the authorization granted under the *seventeenth resolution* of this General Meeting.

Full powers are granted to the Board of Directors, with the option of delegating all the necessary powers to the Chairman or a Chief Executive Officer or any member of General Management, to use this authorization for the following:

- to effectively carry out transactions, complete formalities and make any necessary declarations;
- to adjust the buying or selling price of the shares, as well as the maximum number stipulated above, in the event of a change in the nominal share value, an increase in the capital stock through the incorporation of reserves or allocation of bonus shares, a stock split or reverse split, a reduction in the capital stock, a distribution of reserves or other assets, or any other transaction on the capital stock, according to the impact of these financial operations on the value and number of outstanding shares.

This authorization is valid for an eighteen-month period.

This authorization will replace, as of the date on which the Board of Directors decides to use it, that granted by the Joint Shareholders' Meeting of April 22, 2003 under the *fourteenth resolution*, for the remaining term of the same.

For consideration by the Meeting as an Extraordinary Meeting

Eleventh resolution

Amendments to the Company's by-laws to comply with law No. 2003-706 of August 1, 2003 on financial security

The General Meeting, under the conditions required for Extraordinary Meetings as to quorum and majority, having been informed of the Board of Directors' report, decides to amend the Company's by-laws to comply with the provisions of law No. 2003-706 on financial security.

As a result, it resolves to amend articles 8 and 9 of the by-laws as follows:

Article 8

The following paragraph shall be added to article 8:

"It carries out any controls and verifications deemed appropriate. The Chairman or Chief Executive Officer is bound to supply each of the Directors with all documents and information required to carry out their function."

Article 9

The first two sentences of the third paragraph shall be replaced with the following:

"The Chairman organizes and manages the work of the Board of Directors, and reports to the General Meeting."

Twelfth resolution

Authorization granted to the Board of Directors to increase capital stock, up to a maximum overall limit, by issuing securities with an immediate or deferred equity component, or by incorporating reserves, retained earnings or additional paid-in capital

The General Meeting, under the conditions required for Extraordinary Meetings as to quorum and majority, having been informed of the report of the Board of Directors and the special report of the Statutory Auditors:

1. Authorizes the Board of Directors to carry out a capital increase on one or more occasions:

a) through the issuance of any securities, including stand-alone warrants, with an immediate or deferred equity component, except preferred shares, non-voting preferred-dividend shares and investment certificates;

b) and/or by incorporation of reserves, retained earnings, additional paid-in capital or any other item that may be incorporated into capital by the allocation of bonus shares or an increase in the nominal value of existing shares;

2. fixes the limits for the operations authorized above as follows:

- the maximum total increase in nominal capital that may result from the issuance of securities authorized under 1.a) above is EUR 900 million;
- the maximum total increase in nominal capital that may result from the incorporation of reserves authorized under 1.b) above is EUR 1.2 billion, which is added to the overall limit set in the previous paragraph;
- the above is subject to the amount of capital increases resulting from the adjustment of the rights of holders of certain categories of capital stock in the event of new financial transactions, where applicable.

Moreover, the maximum nominal amount of issues of debt securities with an equity component is EUR 6 billion.

3. decides that:

- the securities provided for above may be denominated in euros or in foreign currencies or in any other monetary unit established by reference to several currencies, up to the maximum authorized amount in euros or its equivalent at the date of issue;
- in the case of issues with preemptive subscription rights, the securities not subscribed for by shareholders in proportion to their existing shareholding, or under the priority right granted to them to subscribe for shares not taken up by other shareholders if the Board has provided for such a right in connection with the issue, may be offered to the public.

This authorization entails shareholders' express waiver of their preemptive rights to subscribe for any other securities to which the issued securities may grant entitlement.

4. grants full powers to the Board of Directors, which retains the right to sub-delegate said powers in accordance with the law, to:

- carry out these issues within a period of twenty-six months from the date of this General Meeting, to decide on the amount(s) of the issue(s), the terms and conditions of the same, and, in particular, the type, form and characteristics of the securities to be created, together with their issue price and their payment method;
- fix the terms and conditions for exercising the rights attached to the securities, notably, the date from which the created shares will bear dividends, even retroactively, it being stipulated that in the case of the issuance of bonds with share subscription warrants, the strike price of the share subscription right may not be less than the minimum amount set by law;
- decide, where applicable, that the holders of shares issued through the incorporation of reserves, retained earnings and additional paid-in capital, will not be allowed to sell or otherwise transfer their rights, or that they will not be allowed to sell their rights to fractions of shares and that the corresponding shares will be sold;
- limit the amount of each capital increase to the total amount of subscriptions received;
- charge, if deemed appropriate, the issuance costs to the corresponding additional paid-in capital, and deduct the necessary amount from this total to increase the legal reserve to one tenth of the new capital;
- certify that the capital increase has been completed and modify the by-laws accordingly;
- conclude all agreements that may be useful for the successful completion of the issue, the listing and the servicing of the securities;
- generally, take all measures that are appropriate in accordance with the laws and regulations in force at the time of the issue(s).

5. decides that this authorization will replace that granted by the General Meeting of April 23, 2002 under the *twelfth resolution*, for the remaining term of the same.

Thirteenth resolution

Limit applicable to capital increases carried out under the *twelfth resolution* through the issuance of securities without preemptive subscription rights

The General Meeting, under the conditions required for Extraordinary Meetings as to quorum and majority, having been informed of the report of the Board of Directors and the special report of the Statutory Auditors:

1. authorizes the Board of Directors to increase the capital stock on one or more occasions, through the issuance of any securities without preemptive subscription rights, including stand-alone warrants, with an immediate or deferred equity component, as authorized under paragraph 1. a) of the *twelfth resolution*, these securities being issued:

- in compensation for securities that may be tendered to Société Générale in response to a public exchange offer;

- following the issuance of securities with an equity component giving access to Société Générale's stock by a company in which Société Générale directly or indirectly holds a majority stake;

2. fixes the following limits:

- the maximum total increase in nominal capital which may result from the issuance of securities without preemptive subscription rights is EUR 300 million;
- the maximum amount of issues of debt securities with an equity component is EUR 6 billion;
- the above within the limit of the unused portion of the maximum amounts set in the twelfth resolution.

3. decides that:

- the securities provided for above may be denominated in euros, or in foreign currencies or in any other monetary unit established by reference to several currencies, up to the maximum authorized amount in euros or its equivalent at the date of issue;
- preemptive subscription rights to the securities covered by this resolution is cancelled, though the Board of Directors will have the option of reserving a priority subscription period, the length and terms of which it shall set, during which shareholders may subscribe for securities issued, in proportion to their holding, without this giving rise to the creation of rights that can be sold or transferred.

This authorization entails shareholders' express waiver of their preemptive rights to subscribe for any other securities with an equity component to which the issued securities grant entitlement;

4. grants to the Board of Directors the same powers as those defined under the *twelfth resolution* to carry out these issues within a period of twenty-six months from the date of this General Meeting.

Moreover, the amount the company receives for each share issued without preemptive subscription rights may not be less than the minimum amount set by law and, in the event of the issuance of securities for a public exchange offer, the Board shall set the exchange parity and, where applicable, the balance payable in cash;

5. decides that this authorization will replace that granted by the General Meeting of April 23, 2002 under the thirteenth resolution, for the remaining term of the same.

Fourteenth resolution

Limitation of the authorization to increase capital stock in the event of a public purchase or exchange offer for the Company's shares

The General Meeting, under the conditions required for Extraordinary Meetings as to quorum and majority, decides that, during a public purchase or exchange offer for the Company shares, the Board of Directors may not use the authorizations granted by the General Meeting to carry out capital increases, except for transactions that have been approved in principle by the Board and have been announced to the market prior to the launch of the offer. The capital increase shall in no event be reserved for named beneficiaries.

This decision will remain in force until the next General Meeting called to approve the financial statements for the preceding fiscal year.

Fifteenth resolution

Authorization of capital increase reserved for subscribers to a Company or Group savings plan

The General Meeting, under the conditions required for Extraordinary Meetings as to quorum and majority, having been informed of the report of the Board of Directors and the special report of the Statutory Auditors, under the provisions of articles L. 443-1 *et seq.* of the French Labor Code and L. 225-138 IV of the French Commercial Code and in compliance with article L. 225-129 VII of the latter code:

- authorizes the Board of Directors to increase the Company's capital on one or more occasions, at its own discretion and, where necessary, in separate stages, up to a maximum nominal amount of EUR 25,000,000, by issuing shares or other securities with an equity component reserved for subscribers to a Company or Group savings plan of Société Générale and of affiliated companies under the terms of article L. 225-180 of the French Commercial Code and article L. 443-3 of the French Labor Code;
- decides to cancel shareholders' preemptive rights to subscribe for shares and securities with an equity component, and for any securities to which the securities issued under this resolution grant entitlement, in favor of subscribers to the savings plans;
- sets the discount applied to securities offered under the savings plan at 20% of the average opening price quoted for Société Générale shares on Euronext Paris over the twenty trading days

preceding the date of the decision to open the offer up to subscriptions. However, the Board of Directors remains entitled to convert all or part of the discount into an allocation of bonus shares or other securities with an equity component, or to reduce or refuse to grant the discount, subject to legal and regulatory provisions;

- authorizes the Board of Directors to allocate bonus shares or securities with an equity component as the employer's matching contribution, within the limits set by article L 443-5 of the French Labor Code;
- authorizes the Board of Directors to determine the characteristics of all other securities with an equity component, under the conditions stipulated in the applicable regulations;
- resolves that this authorization is valid for twenty six months, and replaces that previously granted for its remaining term, except in the case of the capital increase reserved for employees subscribing to savings plans, as decided on by the Board of Directors at its meeting on February 11, 2004.

The General Meeting grants full powers to the Board of Directors, subject to the aforementioned conditions, and with the option of delegating all powers in accordance with the law, to:

- determine the terms and conditions of the transaction(s) to be carried out, and notably to:
  - determine the scope of the issues carried out under the terms of this authorization;
  - fix the characteristics of the securities to be issued, the number of securities to be offered for subscription, the dates, terms and conditions of subscription, together with the issue price, the conditions for settlement and delivery, the date on which the securities will bear dividends and, in general, the overall terms of each issue;
  - charge after each capital increase, at its discretion, the cost of the increase to the corresponding additional paid-in capital, and deduct the necessary amount from this total to increase the legal reserve to one tenth of the new capital;
- complete all acts and formalities required to carry out the capital increase(s) under this authorization and to record the increase(s), amend the by-laws accordingly and, more generally, to take all necessary measures relating to the transaction.

Sixteenth resolution

Authorization to allocate share subscription or purchase options

The General Meeting, under the conditions required for Extraordinary Meetings as to quorum and majority, having been informed of the report of the Board of Directors and the special report of the Statutory Auditors, and in accordance with the applicable laws, especially articles L 225-177 to L 225-185 and L 225-209 of the French Commercial Code:

- authorizes the Board of Directors to grant, on one or more occasions, options to subscribe for new Société Générale shares, or options to purchase existing Société Générale shares;
- decides that the Board of Directors shall choose the beneficiaries of these options among the employees and senior officers defined by law, from both Société Générale and companies and economic interest groupings that are directly or indirectly related to it under the terms of article L 225-180 of the French Commercial Code;
- notes that this authorization entails shareholders' express waiver of their preemptive subscription rights to any shares to be issued when the options are exercised;
- stipulates that the total number of options thus granted may not give rise to the subscription or purchase of shares representing more than 5% of Société Générale's capital stock at the date on which they are granted and that the options shall be valid for a maximum of 10 years as of this date;
- resolves that in the case of share subscription options, the strike price will be determined on the day the options are allocated by the Board of Directors and must be at least equal to 95% of the average opening price quoted over the preceding twenty trading days;
- resolves that in the case of share purchase options, the strike price will be determined on the day the options are allocated by the Board of Directors and must be at least equal to 95% of the average opening price quoted over the preceding twenty trading days, or 95% of the average purchase price of the treasury stock held by the Company;
- resolves that this authorization is valid for a period of twenty six months and replaces that granted by the Joint Shareholders' Meeting of April 23, 2002, for the remaining term of the same.

The General Meeting grants full powers to the Board of Directors to use this authorization, with the option to delegate these powers in accordance with the law, to:

- set the terms and conditions for the attribution of the options;
- determine the conditions under which the price and number of shares that can be subscribed for or purchased may be adjusted, in the event of a financial transaction by the Company;
- complete all acts and formalities to record the capital increase(s) carried out under this authorization, to amend the by-laws accordingly and, more generally, take all measures relating to the transaction.

Seventeenth resolution

Authorization to reduce capital stock through the cancellation of treasury stock held by the Company

The General Meeting, under the conditions required for Extraordinary Meetings as to quorum and majority, having been informed of the Board of Directors' and Statutory Auditors' reports, and in accordance with article L. 225-209 of the French Commercial Code, authorizes the Board of Directors to:

- cancel on one or more occasions and at its own discretion, all or part of the Société Générale shares held by the Company as treasury stock following share buybacks authorized by the General Meeting, up to a maximum per 24-month period of 10% of the total number of shares, and charge the difference between the purchase price of the cancelled shares and their nominal value to additional paid-in capital and available reserves, and to deduct up to 10% of the total capital cancelled from the legal reserve;
- record the capital write-down(s) carried out, modify the Company's by-laws accordingly, and carry out all necessary formalities relating to the transaction;
- delegate all necessary powers to implement its decisions, in accordance with the legal provisions in force at the time this authorization is exercised.

This authorization is valid for a period of twenty six months as of this day and replaces that granted by the Joint Shareholders' Meeting of April 23, 2002 for the remaining term of the same.

Eighteenth resolution

Delegation of authority

Full powers are granted to holders of a copy or extract of the minutes of this Meeting to carry out all formalities and make all publications related to the resolutions above.

Special report of the statutory auditors on certain related party transactions

(Free translation of the French original)

Year ended December 31, 2003

To the Shareholders of Société Générale,

In our capacity as statutory auditors of your Company, we are required to report on certain contractual agreements with certain related parties.

We are not required to ascertain whether any contractual agreements exist but to inform you, on the basis of the information provided to us, of the terms and conditions of agreements indicated to us. It is not our role to comment as to whether they are beneficial or appropriate. It is your responsibility, under the terms of Article 92 of the March 23, 1967 Decree, to evaluate the benefits resulting from these agreements prior to their approval.

We hereby inform you that we have not been advised of any agreements concluded during the year ended December 31, 2003 which would be covered by Article L. 225-38 of French Company Law *(Code de Commerce)*.

In accordance with the March 23, 1967 Decree, we have been advised that the following agreement, approved in prior years, remained effective in the year ended December 31, 2003.

Agreement with Société Foncière Sophia and AGF

On August 2, 2000, the Board of Directors of your Company approved an agreement concerning a partnership with Société Foncière Sophia including the partial disposal of the property development business of Société Générale that has occurred in 2001, via the sale of 30% of the share capital of Sogeprom to Sophia and of 10% of AGF. This sale is subjected to a supplementary transaction amount based on the net results for the financial years 2001 and 2002. A supplementary amount of EUR 5,333,944.26 has been paid in respect of this transaction for the 2003 financial year.

We conducted our work in accordance with professional standards. These standards require that we perform the necessary procedures to verify that the information provided to us is consistent with the documentation from which it has been extracted.

Neuilly-sur-Seine and Courbevoie, March 12, 2004

The Statutory Auditors

DELOITTE TOUCHE TOHMATSU

José-Luis Garcia

ERNST & YOUNG AUDIT

Christian Mouillon

Report of the statutory auditors on the issue of marketable securities

(Free translation of the French original)

Extraordinary General Meeting

To the Shareholders of Société Générale,

In our capacity as statutory auditors of your Company and in compliance with Articles L. 225-135, L. 228-92 and L. 228-95 of French Code du Commerce, we hereby report on the proposed issue of securities, with or without preferential subscription rights, upon which you are called to vote under Resolution 12 and 13 respectively.

Your Board of Directors proposes that, on the basis of its report, it be empowered for a period of 26 months to determine the conditions of these operations and requests that you waive any preferential subscription rights as set out in Resolution 13. This empowerment would replace the one granted at the Extraordinary General Meeting of April 23, 2002 as described in its Resolutions 12 and 13. The maximum total which may result from the issues of securities with preferential subscription rights would be EUR 900 million. The maximum increase in nominal capital resulting from the issues of securities without preferential subscription rights would be EUR 300 million. The maximum amount of debt resulting from the issues will be EUR 6 billion.

We conducted our work in accordance with French professional standards. These standards require that we perform the necessary procedures to verify the methods used for determining the issue price.

Subject to a further review of the conditions for the proposed issues of securities, we have nothing to report on the methods used for determining the issue price as described in the Board of Directors' report.

As the issue price has not yet been determined, we do not express an opinion on the final conditions for the issues of securities, and, consequently, on the proposed cancellation of preferential subscription rights, the principal of which is, however, inherent to the operation submitted for your approval.

In accordance with Article 155-2 of the March 23, 1967 decree, we will issue a supplementary report when the issues of securities have been performed by your Board of Directors.

Neuilly-sur-Seine and Courbevoie, March 12, 2004

The Statutory Auditors

DELOITTE TOUCHE TOHMATSU

José-Luis Garcia

ERNST & YOUNG AUDIT

Christian Mouillon

Report of the statutory auditors on the proposed reduction in capital through the cancellation of own shares purchased or to be purchased by the company

(Free translation of the French original)

Extraordinary General Meeting

To the Shareholders of Société Générale,

In our capacity as statutory auditors of your Company and in compliance with Articles L. 225-209, paragraph 4 of French Code du Commerce in respect of the cancellation of a company's own shares previously repurchased, we hereby report on our assessment on the proposed reduction in capital, upon which you are called to vote under Resolution 17.

We conducted our work in accordance with French professional standards. These standards require that we perform the necessary procedures to examine whether the terms and conditions for the proposed reduction in capital are fair.

This operation involves the repurchase by your Company of its own shares, representing an amount not in excess of 10% of its total capital, in accordance with conditions stipulated by article L 225-209 of French Company Law. Moreover, this purchase authorization is proposed to your Extraordinary General Meeting for approval and would be given for a period of 18 months.

Your Board of Directors proposes that it be empowered for a period of 26 months, to proceed with the cancellation of own shares purchased by the Company under the authorization granted to repurchase its own shares within a limit of 10% of its total capital for each period of 24 months. This authorization would cancel the one granted at the Extraordinary General Meeting of April 23, 2002 under Resolution 17.

We have nothing to report on the conditions of the proposed capital reduction, which can be performed only after your Extraordinary General Meeting has given prior approval for the Company to repurchase its own shares as described in Resolution 10.

Neuilly-sur-Seine and Courbevoie, March 12, 2004

The Statutory Auditors

DELOITTE TOUCHE TOHMATSU

José-Luis Garcia

ERNST & YOUNG AUDIT

Christian Mouillon

Report of the statutory auditors on the stock option subscription or purchase plan

(Free translation of the French original)

Extraordinary General Meeting

To the Shareholders of Société Générale,

In our capacity as statutory auditors of your Company and in compliance with Article L 225-177 of French Code du Commerce and Article 174-19 of the Decree of March 23, 1967, we hereby report on the employee stock option subscription or purchase plan reserved for the employees and directors of Société Générale and affiliated companies, upon which you are called to vote under Resolution 16.

Your Board of Directors proposed that it be empowered for a period of 26 months to grant share subscription or purchase options. This empowerment would cancel the one granted at the Extraordinary General Meeting of April 23, 2002 under Resolution 16.

The total number of options thus granted would entitle holders to subscribe for or purchase a total number of shares representing no more than 5% of the Société Générale's share capital and these options would be valid for a maximum of 10 years from the date on which they are vested. In the case of share subscription options, the subscription price will be fixed at the date the options are granted by the Board of Directors and would not be less than 95% of the average price quoted over the twenty trading days prior to the allocation date. In the case of share purchase options, the strike price will be determined on the day the options are allocated by the Board of Directors and would be at least equal to 95% of the average price quoted over the preceding twenty trading days, or 95% of the average purchase price of the treasury stock held by the Company.

The report on the reasons for the stock option plan and the proposed conditions for the determination of share subscription or purchase price is the responsibility of the Board of Directors. Our responsibility is to express an opinion on the proposed conditions for the determination of the subscription or purchase price.

We conducted our work in accordance with French professional standards. These standards require that we perform the necessary procedures to verify that the methods proposed for the determination of the subscription or purchase price are included in the Board of Directors'report, are in accordance with the legal requirements, are of information to the shareholders and do not appear manifestly inappropriate.

We have nothing to report on the proposed conditions.

Neuilly-sur-Seine and Courbevoie, March 12, 2004

The Statutory Auditors

DELOITTE TOUCHE TOHMATSU

José-Luis Garcia

ERNST & YOUNG AUDIT

Christian Mouillon

Rapport des Commissaires aux comptes sur l'augmentation de capital avec suppression du droit préférentiel de souscription réservée aux salariés adhérents à un Plan d'épargne d'entreprise ou de Groupe

Assemblée générale extraordinaire

Mesdames et Messieurs les Actionnaires de la Société Générale.

En notre qualité de Commissaires aux comptes de votre Société. et en exécution de la mission prévue par l'article L. 225-135 du Code de commerce. nous vous présentons notre rapport sur le projet d'augmentation de capital d'un montant maximal de 25 M EUR par l'émission d'actions ou d'autres titres donnant accès au capital de la Société Générale. réservées aux adhérents à un Plan d'épargne d'entreprise ou de Groupe de la Société Générale ainsi que des entreprises qui lui sont liées. opération sur laquelle vous êtes appelés à vous prononcer au titre de la quinzième résolution.

Votre Conseil d'administration vous propose. sur la base de son rapport. de lui déléguer pour une période de 26 mois le soin d'arrêter les modalités de cette opération et vous propose de supprimer votre droit préférentiel de souscription. Cette autorisation annulerait celle donnée par l'Assemblée générale extraordinaire du 23 avril 2002 à l'exception de l'augmentation de capital dont le principe a été arrêté par le Conseil d'administration du 11 février 2004.

L'augmentation de capital est soumise à votre approbation en application des dispositions de l'article L. 225-129 VII du Code de commerce et L. 443-5 du Code du travail. Le prix d'émission de ces nouvelles actions serait égal à la moyenne des premiers cours cotés de l'action de la Société Générale sur Euronext Paris lors des vingt séances de bourse précédant le jour de la décision du Conseil d'administration fixant la date d'ouverture des souscriptions. avec une réduction n'excédant pas 20 %. Cette décote pourra être convertie en tout ou partie en une attribution. à titre gratuit. d'actions ou d'autres titres donnant accès au capital de la Société Générale.

Nous avons effectué nos travaux selon les normes professionnelles applicables en France. Ces normes requièrent la mise en œuvre de diligences destinées à vérifier les modalités de détermination du prix d'émission.

Sous réserve de l'examen ultérieur des conditions de l'augmentation de capital proposée. nous n'avons pas d'observation à formuler sur les modalités de détermination du prix d'émission données dans le rapport du Conseil d'administration.

Le montant du prix d'émission n'étant pas fixé. nous n'exprimons pas d'avis sur les conditions définitives dans lesquelles l'augmentation de capital sera réalisée et. par voie de conséquence. sur la proposition de suppression du droit préférentiel de souscription qui vous est faite dont le principe entre cependant dans la logique de l'opération soumise à votre approbation.

Conformément à l'article 155-2 du décret du 23 mars 1967. nous établirons un rapport complémentaire lors de la réalisation des émissions par votre Conseil d'administration.

Neuilly-sur-Seine et Courbevoie. le 12 mars 2004

Les Commissaires aux comptes

DELOITTE TOUCHE TOHMATSU

José-Luis Garcia

ERNST & YOUNG AUDIT

Christian Mouillon

Corporate Governance

By-laws

(if approved by the Extraordinary General Meeting of April 2004)

Type of company – Name Registered office – Purpose

Article 1

The Company, named Société Générale, is a joint-stock company incorporated by deed approved by the Decree of May 4, 1864, and is approved as a bank.

The duration of Société Générale, previously fixed at 50 years with effect from January 1, 1899, was then extended by 99 years with effect from January 1, 1949.

Under the legislative and regulatory provisions relating to credit institutions, notably the articles of the Monetary and Financial Code that apply to them, the Company is subject to commercial laws, in particular articles 210-1 and following of the French Commercial Code, as well as by the current by-laws.

Article 2

Société Générale's registered office is at 29, boulevard Haussmann, Paris 9.

In accordance with current legal and statutory provisions it may be transferred to any other location.

Article 3

The purpose of Société Générale is, under the conditions determined by the laws and regulations applicable to credit institutions, to carry out with individuals or corporate entities, in France or abroad:

- all banking transactions;
- all transactions related to banking operations, including in particular investment related services or allied services as listed by articles L321-1 and L321-2 of the Monetary and Financial Code;
- all acquisitions of interests in other companies.

Société Générale may also on a regular basis, as defined in the conditions set by the French Banking Regulation Committee, engage in all transactions other than those mentioned above, including in particular insurance brokerage.

Generally, Société Générale may also carry out, on its own behalf, on behalf of a third party or jointly, all financial, commercial, industrial or agricultural personalty or realty transactions, directly or indirectly related to the above-mentioned activities or likely to facilitate the accomplishment of such activities.

Capital - Shares

Article 4

The share capital amounts to EUR 548,043,436.25 euros. It is divided into 438,434,749 shares of EUR 1.25 par value, each fully paid up.

The capital may be increased, reduced or divided into shares of different par value on decision of the competent meeting or meetings of shareholders.

Article 5

Each share gives right, in the ownership of the Company's assets and in the liquidating surplus, to a percentage equal to that fraction of the registered capital that it represents.

All shares which make up or which will make up the registered capital will be given equal rank as regards taxes. Consequently, all taxes which for whatever reason may become payable on account of capital reimbursement for certain of them only, either during the life of the Company or during its liquidation, shall be divided between all the shares making up the capital during such reimbursement so that, while allowing for the par and non-amortized value of the shares and for their respective rights, all present or future shares shall carry entitlement for their owners to the same effective advantages and to the right to receive the same net sum.

Whenever it is necessary to possess a certain number of shares in order to exercise a right, it is incumbent on shareholders who own fewer shares than the total number required to assemble the necessary number of shares.

Article 6

Shares may, in accordance with the holder's wishes, be registered or bearer shares. Such shares shall be freely negotiable unless otherwise stipulated by law.

Any shareholder acting on his own or jointly, who comes to hold directly or indirectly at least 0.5% of the capital or voting rights or a multiple thereof, must inform the Company within fifteen days of the time at which he exceeds each of these thresholds, and must also indicate in his declaration the number of any securities he holds which may give rise to his holding capital stock in the future. Mutual fund management companies must provide this information based on the total number of shares held in the Company by the funds they manage.

Failure to comply with this requirement will be penalized in accordance with legal provisions on this matter, at the request of one or more shareholders with at least a 5% holding in the Company's capital or voting rights. The said request will be duly recorded in the minutes of the General Meeting.

Any shareholder acting on his own or jointly, is also required to inform the Company within fifteen days if the percentage of his capital or voting rights falls below each of the thresholds described in paragraph 2 above.

The Company can at any time, in accordance with current statutory and regulatory provisions, request that the organization responsible for securities clearing provide information relating to the shares giving the right to vote in its General Meetings, either immediately or over the long term, as well as to holders of the said shares.

The rights of shareholders shall comply with applicable statutory and regulatory provisions.

Board of Directors

Article 7

I - Directors

The Company is administered by a Board of Directors made up of two categories of Directors:

1. **Directors appointed by the Shareholders' Ordinary General Meeting**

   There are at least nine of these Directors, and fifteen at the most.

   The functions of directors appointed by the Ordinary General Meeting shall expire four years after the approval of the current article. This provisions does not apply to Directors in office at the time of this approval.

   However, the Ordinary General Meeting shall be able to set a term of between two and four years for the mandates of Directors it will appoint on expiry of current mandates of Directors, in order that a sufficient number of mandates of Directors appointed by this meeting will be renewed each year to enable the full renewal of all mandates in four years' time.

   When, in application of current legal and statutory provisions, a Director is appointed to replace another, then his term of office shall not exceed that term of office remaining to be served by his predecessor.

2. **Directors elected by personnel**

   The status and methods of electing these Directors are laid down by Articles L225-27 to L225-34 of the French Commercial Code, as well as by these by-laws.

   There are three elected Directors, with one of these three representing the executives and the other two representing other personnel.

   In any event, their number may not exceed one-third of the Directors appointed by the General Meeting.

   Their term of office is three years.

Regardless of the appointment procedure, the duties of a Director cease at the end of the Ordinary General Meeting called to approve the financial statements of the previous fiscal year and held during the year in which his term of office expires.

Directors may be re-elected, as long as they meet the legal provisions, particularly with regard to age.

Each Director must hold at least two hundred shares.

II - Methods of electing Directors elected by personnel

For each seat to be filled, the voting procedure is that set forth by law.

The first Directors elected by the staff will begin their term of office during the Board of Directors' Meeting held after publication of the full results of the first elections.

Subsequent Directors shall take up office on expiration of the out-going Directors' terms of office.

If, in any circumstances and for any reason whatsoever, there shall remain in office less than three Directors before the normal end of the term of office of such Directors, vacant seats shall remain vacant until the end of such term of office and the Board shall continue to meet and take decisions validly until that date.

Elections shall be organized every three years so that a second vote may take place at the latest fifteen days before the normal end of the term of office of out-going Directors.

For both the first and second ballot, the following deadlines should be adhered to:

- posting of the date of the election at least eight weeks before the date of polling;
- posting of the lists of the electors at least six weeks before the date of polling;

- registration of candidates at least five weeks before the date of polling;
- posting of lists of candidates at least four weeks before the date of polling;
- sending of documents required for absentee voting at least three weeks before the date of polling.

The candidatures or lists of candidates other than those entered by a representative trade union should be accompanied by a document including the names and signatures of one hundred employees presenting the candidates.

Polling takes place the same day, at the work place, and during working hours. Nevertheless, the following may enter absentee votes:

- employees not present on the day of polling;
- employees working abroad;
- employees of a department or office, or seconded to a subsidiary in France not having a polling station, or who cannot vote in another office.

Each polling station consists of three elective members, with the Chairman being the oldest one among them. The Chairman is responsible for seeing that voting operations proceed correctly.

Votes are counted in each polling station, and immediately after closing of the polls; the report is drawn up as soon as the counting has been completed.

Results are immediately sent to the Head Office of Société Générale, where a centralized results station will be set up with a view to drafting the summary report and announcing the results.

Methods of polling not specified by Articles L225-27 to L225-34 of the French Commercial Code or these articles of incorporation, are decreed by the General Management after consulting with representative trade unions.

III – Non-voting directors "Censeurs"

On the proposal of the Chairman, the Board of Directors may appoint one or two non-voting directors "Censeurs".

"Censeurs" are convened and attend Board of Directors' meetings in a consultative capacity.

They are appointed for a period not exceeding four years and the Board can renew their term of office or put an end to it at any time.

They may be selected from among the shareholders or non-shareholders, and receive an annual remuneration determined by the Board of Directors.

Article 8

The Board of Directors determines the Company's strategy and ensures its implementation. Subject to the powers expressly attributed to the General Meeting and within the scope provided for in the corporate purpose, it considers all matters that affect the Company's operations and settles by its decisions matters which concern it.

*It carries out all the controls and verifications it deems appropriate. The Chairman or Chief Executive Officer is required to furnish each Director with all documents required to carry out their function**.

Article 9

The Board of Directors elects a Chairman from among its natural person members, determines his remuneration and sets the duration of his term of office, which may not exceed that of his term of office as Director.

No member of 70 years of age or more shall be appointed Chairman. If the Chairman in office reaches the age of 70, his duties shall cease after the next Ordinary General Meeting called to approve the financial statements of the preceding fiscal year.

*The Chairman organizes and manages the work of the Board of Directors and reports on its activities to the General Meeting**. He ensures the Company's bodies operate correctly and in particular ensures that the Directors are able to fulfill their functions.

Article 10

The Board of Directors meets as often as is required by the interests of the Company, upon convocation by the Chairman, either at the registered office or in any other place indicated in the convocation. The Board examines the questions placed on the agenda.

It will meet when at least one third of Board members or the Chief Executive Officer submits a request for a meeting with a specific agenda to the Chairman.

If the Chairman is unable to attend, the Board of Directors can be convened either by one third of its members, or the Chief Executive Officer or a Chief Executive Officer "délégué", provided they are a member of the Board.

Apart from where specifically provided for, Directors are called to meetings by letter or by any other means. In any event, the Board may always deliberate validly if all its members are present or represented.

* *Amendments submitted to the General Meeting of April 2004.*

Article 11

Board meetings are chaired by the Chairman of the Board of Directors or, in his absence, by a Director designated for this purpose at the beginning of the meeting.

Every Director may give his proxy to another Director, but a Director may act as proxy for only one other Director and a proxy can only be given for one specific meeting of the Board.

In all cases, deliberations of the Board are valid only if at least half the members are present.

The Chief Executive Officer attends meetings of the Board.

One or several delegates of the Central Works Council attend Board meetings, under conditions laid down by the legislation in force.

At the request of the Chairman of the Board of Directors, members of General Management, the Statutory Auditors or other persons from outside the Company with specific expertise with respect to the items on the agenda may attend all or part of a Board meeting.

Resolutions are adopted by a majority vote of the Directors present or represented. In the event of a tie, the Chairman holds a casting vote.

A member of management staff named by the Chairman serves as Secretary of the Board.

Minutes are prepared and copies or extracts certified and delivered in accordance with the law.

Article 12

Members of the Board may receive Director's fees in the form of a global sum set by the General Meeting distributed by the Board among its members as it sees fit.

General Management

Article 13

The General Management of the Company is the responsibility of either the Chairman of the Board of Directors, or any other individual appointed by the Board of Directors to act as Chief Executive Officer.

The Board of Directors may choose between the two general management structures, and its decision is only valid if:

- the agenda with respect to this choice is sent to members at least 15 days before the date of the Board meeting,
- at least two-thirds of Directors are present or represented.

Shareholders and third parties shall be informed of this decision in accordance with the regulations in force.

When the Chairman of the Board of Directors assumes responsibility for the general management of the Company, the provisions relating to the Chief Executive Officer shall be applicable to him.

The Chief Executive Officer shall be granted exhaustive powers to act on behalf of the Company in all matters. He shall exercise these powers within the scope of the Company's purpose and subject to those powers expressly assigned by law to meetings of shareholders and Boards of Directors. He shall represent the company vis-à-vis third parties.

The Board of Directors sets the remuneration and the duration of the Chief Executive Officer's term, which may not exceed that of the dissociation of the functions of Chairman and Chief Executive Office nor, where applicable, the term of his Directorship.

No person aged 70 or more shall be appointed Chief Executive Officer. If the Chief Executive Officer in office reaches the age of 70, his functions shall cease at the end of the next Ordinary General Meeting called to approve the financial statements of the preceding fiscal year.

On recommendation by the Chief Executive Officer, the Board of Directors can appoint up to five persons to assist the Chief Executive Officer, who shall have the title Chief Executive Officer "délégué".

In agreement with the Chief Executive Officer, the Board of Directors determines the extent and duration of the powers granted to Chief Executive Officers "délégués". The Board of Directors sets their remuneration. With respect to third parties, Chief Executive Officers "délégués" have the same powers as the Chief Executive Officer.

Shareholders' meeting

Article 14

The General Meeting is made up of all Société Générale shareholders.

It is called and deliberates as provided by legal provisions in force.

The Meeting may be publicly broadcast if decided by the Board of Directors and announced in the notice of meeting and/or convocation.

It meets at the Company's head office or in any other place in metropolitan France indicated in the convocation notice.

Such meetings are chaired by the Chairman of the Board or in his absence by a Director appointed for the purpose by the Chairman of the Board.

Regardless of the number of shares held, every shareholder has the right, upon proof of his identity, to participate in the General Meetings, by personally attending them, by returning his ballot by mail or by a representative, provided:

- in the case of holders of registered shares, that their names are entered in the Company registry;
- in the case of holders of bearer shares, that they have deposited at the place mentioned in the convocation notice, a certificate delivered by a qualified person stating that the shares in their account are unavailable until the date of the Meeting,
- and, where applicable, to provide the Company with proof of their identity, in line with the legal provisions in force.

These formalities must be completed at least two days, or a shorter period if mentioned in the Meeting notice, before the Meeting is held, unless the regulations in force shorten this period.

The registration and non-transferability of shares may only be revoked in accordance with the regulations in force.

Shareholders may participate in General Meetings by videoconference or any other means of telecommunication authorized by the law, subject to the conditions set by the law and when stipulated in the meeting notice.

As from January 1, 1993, double voting rights in relation to the share of capital stock they represent are allocated to all those shares which are fully paid up and which have been registered in the name of the same shareholder for two years. Double voting rights are also allocated to new registered shares that may be allocated freely to a shareholder in respect of the shares with double voting rights already held by him, on the occasion of an increase in capital stock by incorporation of reserves, unappropriated retained earnings, net income or additional paid-in capital.

The number of votes at General Meetings to be used by one shareholder, either individually or by proxy, may not exceed 15% of total voting rights at the date of the meeting.

This 15% limit does not apply to the Chairman or any other proxy with respect to the total number of voting rights they hold on a personal basis and in their capacity as proxy, provided each shareholder for which they act as proxy complies with the rule stipulated above.

For the purposes of applying these limits, shares held by a single shareholder include shares held indirectly or jointly in accordance with the conditions described in Articles L233-7 and following of the French Commercial Code.

This limit ceases to apply when a shareholder acquires – either directly or indirectly or jointly with another person – more than 50.01% of the company's voting rights following a public share exchange offer.

In all General Meetings of shareholders the voting right attached to shares which entail an usufructuary right, is exercised by the usufructuary.

Special meetings

Article 15

When there exist different categories of shares, special meetings must be convened for the holders of shares in such categories to discuss and vote in the conditions provided for by the regulations in force.

They meet at the head office or in any other place within metropolitan France indicated on the convocation notice.

They are chaired in the same manner as the General Meetings and the right to vote at these meetings is exercised under the same terms.

Auditors

Article 16

Auditors are appointed and discharged of their duties according to the applicable statutory and regulatory provisions.

Annual accounts

Article 17

The fiscal year is the calendar year.

The Board prepares the financial statements for the year under the conditions fixed by the applicable laws and regulations.

All other documents prescribed by the applicable laws and regulations are also drawn up.

Article 18

The results of the year are determined in accordance with applicable regulatory and statutory provisions.

A deduction is made from the profits of the year reduced by any previous losses, of at least 5% to constitute the reserve fund prescribed by law until the said fund reaches 10% of the capital.

Net income available after this transfer, increased by net income brought forward, if any, constitutes income available for distribution, to be successively allocated to ordinary, extraordinary or special reserves or to be carried forward in those amounts which the General Meeting may deem useful, upon the recommendation of the Board of Directors.

The balance is then distributed to shareholders in proportion to their shareholding.

The Shareholders' General Meeting approving the annual accounts may, with regard to the whole or part of the dividend or interim dividend, grant each shareholder the option to choose between payment of the dividend or interim dividend in cash or payment in shares, in accordance with the conditions set by the laws in force. The shareholder will have to exercise his option on the whole dividend or interim dividend attached to his shares.

Other than cases of reduction of capital, no distribution may be made to shareholders if the capital of the Company is or may subsequently become less than the sum of capital and reserves that the law or the by-laws do not allow to be distributed.

Dissolution

Article 19

In the event Société Générale is wound up and unless otherwise provided by law, the General Meeting determines the method of liquidation, appoints the liquidators on proposal by the Board of Directors and continues to exercise its assigned powers during said liquidation until completion thereof.

The net assets remaining after repayment of the par value of the shares are distributed among the shareholders, in proportion to their share of the capital.

Board's internal rules*

(adopted by the Board of Directors on January 15, 2003)

Preamble

The Board of Directors of Société Générale functions in accordance with the corporate governance principles set out in the 1995, 1999 and 2002 AFEP-MEDEF reports on corporate governance. The Board's organisation and operating procedures are defined in these Internal Rules, a copy of which is included in the Company's annual report.

Article 1 – Powers

The Board shall deliberate on any question coming under its legal or regulatory functions.

Moreover, the Board:

a) shall approve the Group's strategic direction and review the Group's strategy at least once a year;

b) shall approve strategic investment projects and all transactions, notably acquisitions or disposals, liable to have a material impact on the Group's earnings, its balance sheet structure or its risk profile.

Except where precluded by justified reasons of urgency, this prior approval process concerns:

- organic growth where this represents a unit amount exceeding EUR 250 million and is not already approved within the framework of the annual budget or the strategic plan;
- acquisitions for an amount exceeding EUR 400 million, or exceeding EUR 250 million where the acquisition does not fit in with the development priorities approved in the strategic plan;
- disposals for an amount exceeding EUR 250 million;
- partnerships involving a cash payment exceeding EUR 250 million;
- transactions that would result in a substantial deterioration of the Group's risk profile.

If it is impossible to convoke a meeting of the Board to deliberate on a transaction that falls under the aforementioned provisions for reasons of urgency, the Chairman shall do his utmost to obtain the opinion of all Directors before taking a decision.

The Chairman assesses on a case-by-case basis the appropriateness of convoking the Board to deliberate on a transaction that does not fall under the aforementioned categories.

During each Board meeting, the Chairman shall give a report on the transactions concluded since the previous meeting, as well as on the main projects in progress that are liable to be concluded before the next Board meeting.

The Board shall receive copies of all press releases relating to acquisition or disposals prior to their release to the press, save where justified by reasons of urgency:

c) shall deliberate on modifications to the Group's management structures prior to their occurrence and shall be informed of the principal changes to its organisation;

d) shall deliberate on the Company's exposure to all types of risk at least once a year;

e) shall approve the report of the Board and the Board committees to be included in the Company's annual report;

f) shall approve the presentation of the Directors to be included in the annual report, including the list of independent Directors and the criteria used, based on the proposal made by the Nomination Committee;

g) shall set the compensation of the Chairman and the Company's Chief Executive Officers based on the proposal made by the Compensation Committee;

h) shall approve the management report, as well as those sections of the annual report dealing with corporate governance and presenting the Company's compensation and stock options policy.

Article 2 – Meetings

The Board shall meet at least five times a year. At least, once a year, it shall devote an item of its agenda to an evaluation of the Board's performance.

The Directors participating in the Board meeting via videoconferencing shall be considered present for calculating a quorum and the majority. The nature and conditions of such videoconferencing applications shall be as determined by a "*décret en Conseil d'Etat*".

This provision is not valid for the following decisions:

- establishment and closure of annual and consolidated corporate accounts and of the management report;
- election or removal of the Chairman of the Board;
- nomination or dismissal of the CEO;
- nomination or dismissal of the delegated General Managers.

Any notices to attend Board meetings issued by the Secretary of the Board or the Corporate Secretary may be sent by letter, telex, telegram, fax of electronic mail, or be given verbally.

* *This document does not form part of Société Générale's by-laws. It is not enforceable against third parties. It may not be cited by third parties or shareholders as evidence against Société Générale or its chief executive officers.*

Article 3 – Information about the Board of Directors

Each Director shall receive all information necessary for him to complete his mission and may request that all documents he deems useful be provided to him.

The Board meetings are preceded by sending, in due time, a file addressing the agenda items needing special analysis and prior reflection, whenever confidentiality rules allow.

Moreover, the Directors shall receive, between meetings, any pertinent information, including criticism, about significant events or transactions for the company. In particular, they shall receive copies of all press releases issued by the company.

The Board shall be informed at least once a year, and shall discuss from time to time, the general direction of the Group's policies regarding human resources, information systems and organization.

Article 4 – Training of Directors

Each Director may benefit, either at the time of his appointment or during the term of his mandate, from any training that he deems necessary for the exercise of his duties.

This training shall be organised and proposed by the Company, which shall bear its cost.

Article 5 – The Board's Committees

For certain fields, the Board's resolutions are prepared by specialized Committees composed of Directors appointed by the Board, who examine the issues within their competencies and submit their advice and proposals to the Board.

There are three permanent committees:

- the Audit Committee;
- the Compensation Committee;
- the Nomination Committee.

The Board may create one or more *ad hoc* Committees.

The committees shall be chaired by a Director appointed by the Board of Directors based on a proposal made by the Nomination Committee.

The secretarial functions for each committee shall be provided by a person appointed by the Chairman of the Committee.

Article 6 – The Compensation Committee

The Compensation Committee:

a) proposes to the Board the criteria for determining the compensation of the Company's Chief Executive Officers *(mandataires sociaux)*, as well as the amount of this compensation, including benefits in kind, welfare benefits or retirement benefits, and any compensation received from Group companies; the Committee ensures that these criteria are correctly applied, in particular as regards the calculation of the variable component;

b) prepares the annual performance appraisal of the Chairman and the Company's Chief Executive Officers; and convokes the outside Directors to deliberate on the same;

c) submits a proposal to the Board of Directors for the stock options policy and formulates an opinion on the list of beneficiaries;

d) prepares the decisions of the Board relating to the employee savings plan;

e) is informed of the Group's compensation policy, in particular with respect to senior managers;

f) gives the Board of Directors its opinion on the section of the annual report dealing with these issues;

g) produces an annual report submitted for the approval of the Board and intended for inclusion in the Company's annual report.

It is made up of at least three Directors, of whom at least two-thirds shall be independent as per the definition given in the Company's corporate governance rules. The Chairman and the Company's Chief Executive Officers or Directors linked to the Company or one of its subsidiaries by an employment contract may not sit on this committee.

The Chairman and the Company's Chief Executive Officers may be present during meetings on issues that do not concern them.

Article 7 – Nomination Committee

This Committee is assigned the task of proposing, to the Board Directors for nomination, as well as for the succession of the Chairman and the Chief Executive Officers especially in the instance of an unforeseeable opening.

The Committee carries out preparatory work for the examination by the Board of Directors of corporate governance issues. It is responsible for conducting the evaluation of the performance of the Board of Directors, which shall be carried out at least once every three years.

It submits a proposal to the Board of Directors for the presentation of the Board of Directors to be included in the annual report and notably the list of independent Directors.

It recommends candidates to the Board for Board membership, after carrying out any necessary inquiries.

It produces an annual report submitted for the approval of the Board and intended for inclusion in the Company's annual report.

The Nomination Committee is informed prior to the appointment of any member of the Group's Executive Committee and any head of a corporate department who does not sit on this committee. It is informed of the plan for replacing these senior managers.

It is composed of the members of the compensation Committee and the Chairman of the Board. Its chairman is the Chairman of the Compensation Committee.

Article 8 – The Audit Committee

This Committee's mission is:

- to examine the drafts of the accounts to be submitted to the Board, with a view to verifying how they have been drawn up and to ensuring the pertinence and permanence of the principles and methods of accounting applied;
- to examine the choice of account consolidation principles;
- to examine the consolidation scope of Group companies and the corresponding justification;
- to examine the consistency of the mechanisms set in place for internal control of the procedures, risks, and ethics;
- to manage the procedure for selecting the Statutory Auditors and provide the Board of Directors with an opinion on the appointment of the Statutory Auditors, as well as on their remuneration;
- to verify the independence of the Statutory Auditors, in particular by analysing the breakdown of fees paid by the Group to the Statutory Auditors, as well as to the network to which they belong, and by approving prior to commencement all assignments that do not fall within the strict framework of statutory audit work but which are a consequence or corollary of the same, with all other assignments being prohibited;
- to examine the work program of the Statutory Auditors;
- to examine the Group's internal audit program and the annual report on internal control drawn up in accordance with banking regulations, and to formulate an opinion on the organisation and functioning of the internal control departments;
- to examine the follow-up letters sent by the *Commission bancaire* (French Banking Commission) and formulate an opinion on draft responses to these letters;
- to examine the risk management policy and the policy for monitoring off-balance sheet commitments, notably in view of the memos produced to this end by the Finance Department, the Risk Department and the Statutory Auditors.

To this end, it may, as it sees fit, consult with the Chairman and the Company's Chief Executive Officers, the Statutory Auditors and the executive staff in charge of preparing the accounts, internal control, risk management and ethical compliance. The Statutory Auditors shall attend meetings of the Audit Committee, unless the Committee decides otherwise.

The Chairman of the Committee reports on the Committee's work to the Board.

The Committee produces an annual report submitted for the approval of the Board and intended for inclusion in the Company's annual report.

The Audit Committee is made up of at least three Directors appointed by the Board of Directors, who may be neither the Company's Chief Executive Officers nor employees of the Group nor members of another committee. At least two-thirds of the members of the Committee shall be independent as per the definition given in the Company's corporate governance principles.

Article 9 – Conflicts of interest

Any Director in a conflict of interest situation, even a potential situation, especially when it deals with his responsibilities to another corporation, should inform the Board and abstain from voting on the corresponding resolution.

The Chairman may invite him to refrain from voting on the resolution.

Article 10 – *Directors' fees*

Half of the total director's fees are equally split between each of the Directors; the members of the Audit Committee each receive 2 portions, however.

The other half of the total directors' fees are split, at the end of the year, based on the number of Board or Committee meetings in which each Director will have participated.

For their participation at Board meetings, the Non-Voting Director *Censeur* compensation is equal to the directors'fees paid to the Directors who where not members of a Committee, according to the terms defined hereinabove.

Article 11 – Secrecy

Each Director or Non-Voting Director *Censeur* should consider himself as obligated by true professional secrecy for the confidential information that he receives in his capacity as Board member, as well as for the meaning of the opinions expressed by each one.

Director's charter*

(As modified by the Board of Directors on January 15, 2003)

Article 1 – Representation

The Board of Directors represents all shareholders and acts in the best interests of the Company. Each Director represents all the Company's shareholders, regardless of the manner of his appointment.

Article 2 – Mission

Each Director undertakes to improve his knowledge of the Company and its sector of activity on an ongoing basis. He assumes an obligation of vigilance, circumspection and confidentiality.

Each Director undertakes to preserve his independence of analysis, judgement, decision and action in all circumstances.

Each Director undertakes not to seek, nor to accept, any benefit liable to compromise his independence.

Article 3 – Knowledge of rights and obligations

When a new Director or Non-Voting Director *Censeur* is appointed, the Corporate Secretary provides him with a file containing the by-laws, the provisions enacted by the Board governing its functioning, and a presentation of the legal principles as regards the responsibilities of Directors.

Each Director or Non-Voting Director *Censeur* may consult with the Corporate Secretary, at any time, regarding the scope of these documents and his rights and obligations as Director or Non-Voting Director *Censeur*.

Article 4 – Personally-owned shares

It is preferable that each Director nominated by the General Meeting (be it as an individual or as a permanent representative of a corporation) holds the equivalent of at least 600 shares, directly or indirectly through the "E Fund" intermediary, for these who are entitled to the fund.

Article 5 – Insider trading rules

Each Director or Non-Voting Director *Censeur* shall refrain from carrying out transactions on the shares of companies where (and insofar as) he has access in his capacity as Board member to privileged information not yet publicly disclosed.

Article 6 – Actions taken regarding Société Générale's stock **

The Directors and Non-Voting Director *Censeur* shall abstain from acting on the stock market during the 30 calendar days prior to the publication of Société Générale's quarterly, biannual, and annual results.

The Directors and Non-Voting Director *Censeur* shall abstain from carrying out speculative transactions or those with a leverage effect on the stocks and to that end:

- shall conserve the acquired stocks for at least two months from their date of purchase;
- shall abstain from using financial instruments likely to allow them to carry out speculative transactions. This specifically applies to put and call transaction, except when they correspond to hedging.

The Directors and Non-Voting Director *Censeur* shall bring any difficulty in enforcing this provision that they might encounter, to the attention of the Corporate Secretary.

Article 7 – Transparency

The Directors of Société Générale abides by Recommendation N° 2002.01 of the *Commission des Opérations de Bourse* (French Securities and Exchange Commission).

Consequently, the Director shall register all new Société Générale securities they acquire on or after June 1, 2003; it is recommended that they register any Société Générale securities held previously.

The Directors shall inform the Secretariat of the Board of any subscription, purchase or sale transactions involving Société Générale shares (except when stock options are exercised), involving subscription warrants or securities convertible into Société Générale shares, involving forward financial instruments based on the Société Générale share or involving shares in mutual funds invested in Société Générale securities. They shall declare such transactions when carried out by themselves, by their minor children whose assets they manage or by a spouse not in separation, and also when entered into through an authorised intermediary or through a company or entity under their control. However, Directors that are legal entities do not declare transactions carried out within their Group.

* *This document does not form part of Société Générale's by-laws. It is not enforceable against third parties. It may not be cited by third parties or shareholders as evidence against Société Générale.*

** *Stocks means: on the one hand, securities giving the buyer the right, however this right may be exercised, to buy or sell Société Générale shares or to receive a sum calculated by referral to the current share price upon exercising this right; on the other hand, assets composed primarily of Société Générale shares or related stocks for example, units in "E Fund" (Société Générale's employee share ownership plan).*

Each transaction gives rise to a declaration to the Secretary of the Board of Directors.

Declarations are filed at the Corporate Secretariat.

No later than two months following the end of each six-month period, this information is submitted on an aggregate and anonymous basis to the *Commission des Opérations de Bourse* (French Securities and Exchange Commission), after verification with each Director that the information is correct.

Article 8 – Conflict of interests

Each Director or Non-Voting Director *Censeur* shall inform the Board of any real or potential conflict of interest to which he may be directly of indirectly exposed. He shall refrain from participating in any discussion and voting on such matters.

Article 9 – Regular attendance

Each Director or Non-Voting Director *Censeur* shall dedicate the necessary time to fulfil his duties. In the event that a Director or Non-Voting Director *Censeur* accepts a new Directorship or changes his professional responsibilities, he shall inform the chairman of the Nomination Committee of the same.

The annual report shall indicate the rate of attendance of Directors at Board meetings and meetings of the Board Committees on which they sit.

Each Director shall strive to attend the Annual General Meeting of Shareholders.

Sustainable development

Sustainable development cross-reference index

Reference documents Areas	GRI	Global Compact	UNEP-FI	NRE	Pages in this report
VISION AND STRATEGY					
Vision and strategy of the organization regarding its contribution to sustainable development	1.1				pp. 61-63
Statement by a member of the Executive Committee	1.2				p. 61
COMPANY PROFILE					
Key economic and organizational characteristics	2.1 à 2.8				pp. 1 / 4-5
Qualified description of stakeholders	2.9				p. 63
Report scope	2.10 à 2.22				p. 61
GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS					
Structure and governance	3.1 à 3.7 / LA 11	N° 6			pp. 10-24
Commitments (including towards stakeholders)	3.8 à 3.12		3.3		pp. 62-64 / 70 / 78 / 80-81
Precautionary principle	3.13	N° 7	2.1		pp. 61 / 76-77
Management procedures and systems	3.14 à 3.20		2.3		pp. 65 / 67-69
DIRECT AND INDIRECT ECONOMIC IMPACTS					
Customers	EC1/EC2/AM3		3.2		pp. 26-30 / 34 / 36 / 39 / 42-44 / 48 / 50-52 / 65 / 78-80
Community	EC10 / SO02 / SO02.2				pp. 61 / 86-88
Employees	EC5				pp. 61 / 70-75 / remuneration p. 173
Product and service suppliers	EC3		3.2		pp. 61 / 70 / 80
Providers of capital	EC6 / EC7				pp. 61 / 81-83
Public sector	EC8 / EC13				pp. 61 / 86
ENVIRONMENT					
Environmental policy	CSR1	N° 8	2.4	Art. 2 - 6° & 9°	pp. 84-85
Incorporation of environmental criteria into financing and investment decisions	AM1 / IB1		2.2		pp. 79 / 84
Certification/evaluation	SO4		2.3 & 2.6	Art. 2 - 3°	p. 85 / NRE appendix
Biodiversity	EN6 / EN7	N° 8		Art. 2 - 2°	NRE appendix
Water	EN5	N° 8	2.4	Art. 2 - 1°	p. 85 / NRE appendix
Emissions, effluents and waste	EN11 / EN31	N° 8	2.4	Art. 2 - 1°	p. 85 / NRE appendix
Energy	EN3 / EN 17	N° 8	2.4		p. 85 / NRE appendix
Suppliers	EN33	N° 9	2.4		p. 80
Materials	EN1 / EN2	N° 8			p. 80 / NRE appendix
Products and services	EN14	N° 9	2.7		pp. 84-85
Compliance with agreements and with national and international regulations	EN16	N° 8	2.2	Art. 2 - 4°	pp. 61 / 64 / 85 / NRE appendix
Transport	EN34	N° 8			p. 80 / NRE appendix
Total environmental expenditures	EN35			Art. 2 - 5° / 7° & 8°	NRE appendix
HUMAN RIGHTS					
Human rights policy	HR1	N° 1 / N° 2			p. 64
Incorporation of human rights criteria into financing and investment decisions	HR2	N° 1 / N° 2			p. 84
Rights of indigenous and minority populations	HR12 / HR13 / HR14	N° 1			p.87
Staff training	HR8				p. 64
Suppliers	HR2/HR3	N° 1 / N° 2			p. 80
Freedom of Association and Collective Bargaining	HR5	N° 1 / N° 3			p. 75
Training for security staff	HR11				N.C.
Disciplinary practices	HR9 / HR10				pp. 76-77
Compliance with agreements and with national and international regulations	HR1 / SO2 / CSR5	N° 2			p. 64
Child labor	HR6	N° 5			p. 64
Forced and compulsory labor	HR7	N° 4			p. 64
LABOR PRACTICES AND DECENT WORK					
Social policy	INT1				p. 70
Incorporation of social criteria into financing and investment decisions	AM3 / IB3				p. 79
Decent living conditions in countries that do not offer the strict minimum (housing, healthcare, etc.)	SO1 / LA12	N° 1			p. 74
Diversity and opportunity	LA10 / LA11 / INT4 / INT6	N° 6			pp. 21-24 / 70-71
Employment (including disabled workers)	LA1 / LA2			Art. 1 - 1°-a / 7°	pp. 71 / 73 / NRE appendix
Outsourcing	LA1			Art. 1 - 9° & Al. 4	NRE appendix
Job protection, reclassification, support measures	LA2 / LA16			Art. 1 - 1°-b	pp. 72-73
Working hours				Art. 1 - 2°	NRE appendix
Training	LA9 / LA17			Art. 1 - 6°	pp. 72-73
Non-discrimination	LA 10 / LA11	N° 1 / N° 6		Art. 1 - 3°	pp. 10-18 / 70-72
Community actions	LA12			Art. 1 - 8°	p. 75
Social relations	LA3 / LA4 / LA13			Art. 1 - 4°	p. 75
Health and safety	LA5 / LA6 / LA7 /LA7 / LA15	N° 1		Art. 1 - 5°	p. 74
PRODUCT RESPONSIBILITY					
Products and services	PR2 / PR8 / INS3				pp. 78-79
Advertising	PR9				pp. 78-79
Respect for privacy	PR3				pp. 76-77
Consumer health and safety	PR6				pp. 78-79
COMMUNITY					
Corporate citizenship	SO1 / RB3	N° 1		Art. 1 - Al. 2, 3 & 5	pp. 86-88
Competition and pricing	SO7				p. 79
Bribery and corruption	SO2 / SO3 / SO5				pp. 76-77

GRI (Global Reporting Initiative): 2002 guidelines and indicators, 2002 financial sector supplement; Global Compact: reference to the 9 principles set out on p. 64 ; UNEP-FI: UNEP (United Nations Environmental Programme) Statement by Financial Institutions on the Environment and Sustainable Development; NRE (French new economic regulations law): articles 1 and 2 of decree 2002-221 of February 20, 2002 enacting article L. 225-102-1 of the French Commercial Code. N/A: not available.

2003 NRE appendix

Social section

(Scope: parent company unless otherwise indicated)

Article 1 of decree 2002-221 of February 20, 2002 enacting article L. 225-102-1 of the French Commercial Code

1° a)	Total headcount	Employees on Group payroll at September 30, 2003: 87,933 (including 2,560 on fixed-term contracts). Employees on Société Générale payroll at September 30, 2003: 35,849.
1° a)	Employees hired on fixed-term contracts	1,729 (Group figure)
1° a)	Employees hired on open-ended contracts	4,502 (Group figure)
1° a)	Possible recruitment difficulties	Société Générale's attractiveness as an employer enables it to hire people with the desired profiles. See Human Resources/An active staff management policy to accompany change/Sustained recruitment.
1° a)	*Number of redundancies*	*Number of economic redundancies at September 30, 2003 (Group figure): 2,173*
1° a)	Reasons for redundancies	Economic redundancies (outside France). Other reasons: professional inadequacy, dismissal during trial period, dismissal for professional misconduct (France and abroad).
1° a)	Overtime	At September 30, 2003 (first 9 months of financial year): 41,131 hours (for full-time staff) and 3,906 hours *(for part-time staff).*
1° a)	Outside contractors	The use of outside contractors remains limited and principally concerns the outsourcing of specialized activities such as information systems, security, armored transport, catering, building maintenance. Monthly average number of service providers over the first nine months of 2003: 4,732. Monthly average number of temporary workers over the first nine months of 2003: 534.
1° b)	Information on severance and job safeguard plans, reclassification initiatives, rehiring and support measures	See Human Resources/Adapting to changes in our business. Over and above its legal obligations, the Société Générale Group looks to provide its staff with additional support measures during the implementation of severance plans in its various entities (reclassification, (use of outplacement firms, etc.).
2°	Organization of working time	See Human Resources/Ensuring adequate social protection/ Favorable working conditions. An agreement on the reduction and organization of the working week was signed in October 2000 and implemented as of 2001. It provides for two systems for the organization of working time: - a 39-hour working week with 56 days of paid leave in addition to normal days off per week; - a working week of 37 hours 22 minutes spread over 4.5 days, with 47 days of paid leave in addition to normal days off per week. Employees may benefit from schemes reducing the number of hours worked to 80%, 60%, 50% or even 40% of the standard week. Several French subsidiaries of the Group have signed special agreements, as have numerous foreign entities.
2°	Weekly working hours for full-time staff	In France, 39 hours a week (see above).
2°	Weekly working hours for part-time staff	In France, in proportion to the part-time option chosen (for example, 31.2 hours a week for an employee working an 80% week).
2°	Absenteeism and reasons	Rate of absenteeism (number of days absent/total number of days paid, as %) over the first nine months of the year: 4.52%. Main reasons: illness (2.76%) and maternity leave (1.35%). *Absenteeism is monitored in all Group entities.*
3°	Employee compensation	Average annual basic salary in 2002: EUR 34,001, versus EUR 33,307 in 2001 (see 2002 Social Audit). Average annual basic salary at end-September 2003: EUR 34,508.
3°	Social security charges	All entities in the Société Générale Group comply with their obligations in terms of social security charges levied on employee salaries and benefits (see Note 32, page 173).

3°	Application of provisions of section IV, book IV of the French Labor Code (employee profit sharing and incentives)	See Human Resources/Adequate levels of remuneration/Global employee share ownership plan.
3°	Sexual equality in the workplace	Women make up 52% of total staff and new staff recruited by the Group. They are gradually occupying important positions across the Group's various entities both in France and abroad. The salary differential between male and female staff is low: the basic salary of a female employee averages out at 97% that of a male employee.
4°	Professional relations	See Human Resources/Ensuring adequate social protection/Sustained social dialogue.
4°	Collective labor agreements	See Human Resources/Ensuring adequate social protection/Sustained social dialogue.
5°	Health and safety conditions	See Human Resources/Ensuring adequate social protection/High level of employee protection. Over the course of many years, Société Générale has developed a health and safety policy that covers a number of areas of its activities. For example: – post-trauma psychological and medical counseling for the victims or witnesses of attacks; – monitoring of food hygiene in the company catering facilities; – management of employee health (annual medical checkup, permanent medical service at Head Office, special follow-up of expatriate staff, etc.); – information and screening linked to public health programs (tobacco, insomnia, etc.). At the same time, it permanently monitors risks that may affect the health of its staff around the world (recent example: SARS).
6°	Training	See Human Resources/Getting the best from our staff/Development individual skills.
7°	Employment and the integration of disabled people	See Integration of handicapped workers, page 73.
8°	Community actions	See social audits.
9°	Outsourcing	See 1a: Outside contractors.
	The way in which the Company takes into account the regional impact of its activities in terms of employment and development	See sections on "Human Resources" and "Community".
	Relations maintained with integration associations, training bodies, environmental protection associations, consumer associations and local residents.	See sections on "Human Resources" and "Community".
	Importance of outsourcing and how the Company promotes the provisions of International Labor Organization (ILO) agreements amongst its subcontractors and ensures they are complied with by its subsidiaries	The Group's purchasing officers include references to Société Générale's sustainable development commitments (UNEP Statement by Financial Institutions on the Environment and Sustainable Development, Global Compact) in all invitations to tender and in any new contracts, as well as to the corresponding reference documents: the Universal Declaration of Human Rights and the ILO's core agreements. Group suppliers undertake to comply with these texts.
	The way in which the foreign subsidiaries of the company take into account the impact of their activities on regional development and local populations	See sections on "Human Resources" and "Community".

To obtain a full set of figures for the parent company at end-December 2003, please consult the 2003 Social Audit report to be published in June 2004.

Environmental section

Article 2 of decree 2002-221 of February 20, 2002 enacting article L. 225-102-1 of the French Commercial Code

1°	Water consumption	Water: 467,343 m3 at the parent company (survey limited to 23,059 people, as it is physically impossible to itemize consumption on many sites, particularly those subject to co-ownership). Over an extended sample group including the main French subsidiaries and 3 major foreign subsidiaries, consumption stands at 547,710 m^3 for 29,416 people. 70% of buildings are air-conditioned (69% of branches and 97% of head-office buildings).
1°	Raw materials consumption	This item principally concerns the use of paper: – in 2003, internal print-runs intended for the French distribution network were reduced by 18% (down 13 million pages on the 70 million pages printed in previous years); – consumption of reams of paper stood at 3,750 tons for the parent company; the internal use of recycled paper has been extended throughout the company.
1°	Energy consumption	Electricity: 206,627 MWh at the parent company (40,179 people); 282,651 MWh for 55,727 people (parent company, main French subsidiaries and 4 major foreign subsidiaries). Gas: 32,080 MWh at the parent company; 89,240 MWh over an extended sample group including the main French and foreign subsidiaries. Fuel and steam: 27,073 MWh at the parent company; 30,545 MWh for the extended sample group. *Renewable energy sources: see below.* 70% of buildings are air-conditioned (69% of branches and 97% of head-office buildings).
1°	Measures taken to improve energy efficiency	All head-office buildings and network branches in France have automatic regulation systems (notably heating regulation). – At the head office since 1995: limited temperature adjustment, automatic closure of blinds, switching-off of lights at set times, etc. – All the branches are equipped with a system for switching off the lighting and putting the workstations into standby mode outside working hours. The lighting of elements on the front of the buildings (signs, etc.) is also controlled by automatic timers, which leave only a minimum amount of equipment powered up at each outlet after a specified time, set in accordance with the environment (usually 10.00 pm). During branch renovations, priority is given to installing reversible air conditioning systems in order to save energy. Systems for recovering the heat given off by some of our refrigeration installations have been installed. Consequently, the use of recovered heat met 92% of the energy requirements for heating Tour Société Générale at La Défense in 2003. Moreover, the Group's IT center near Paris has been fitted since 1995 with a system for recovering waste heat generated by the computers. This system enables the center to cover 95% of its heating requirements, with the annual gains estimated at approximately EUR 200,000.
1°	Use of renewable energy sources	An "eco-friendly" contract was signed with EDF in November 2003 to meet 15% of electricity requirements using renewable sources in all eligible buildings, namely Tour Société Générale at La Défense. Thus, 9 GWh out of the total annual consumption of some 60 GWh now comes from renewable sources.
1°	Ground use conditions	Not meaningful in the Company's activity.
1°	Air, water and ground pollution	Greenhouse Gas Emissions Audit scheduled in 2004 for head-office buildings.
1°	Sound and olfactory pollution	Not meaningful in the Company's activity.
1°	Waste treatment	Waste production stood at some 8,600 tons in 2003 at the parent company (down 18% on 2002). Waste is broken down into 16 categories, which are each treated accordingly. Agreements with service providers have been implemented for collecting, sorting and recycling all waste.
2°	Measures taken to limit any harm to the ecological balance, natural environment, and protected animal and plant species	– Asbestos: Société Générale commissioned a certified body to check for the presence of asbestos in its buildings, in accordance with decree 96-97 of February 7, 1996 and decree 97-855 of September 12, 1997 on the protection of the public against health risks associated with exposure to asbestos in buildings. These controls were performed on the buildings concerned in 1997 and 1998, and were followed up by steps to remove asbestos and protect the public where necessary. Those buildings qualifying as IGH (high-rise buildings) and ERP (public buildings) in accordance with the decree of 2000 were checked by the independent control body Véritas. No specific work is required in this area. – Almost all the air-conditioning installations are dry systems (99.3% of branches in the Société Générale network). – The use of recycled paper internally was extended throughout the company in 2003. – *Transport: the location for the head office was notably decided on the basis of its proximity to a public* transport hub (La Défense/Val-de-Fontenay). The use of audio and videoconferencing is encouraged to limit the need for business travel.

3°	Steps taken to obtain environmental assessment or certification	Certification by the Statutory Auditors of the 2003 annual report in terms of processes and organization (see next document).
4°	Any measures taken to anticipate the impact of legislative and regulatory provisions in this area on the Company's activity	The departments in charge of managing Group buildings (see 6°) are responsible for applying the necessary legal and regulatory provisions in those areas that come under their scope of responsibility.
5°	Expenditure to prevent the Company's activity causing any environmental damage	Spending not itemized in the entities' operating budgets.
6°	Existence of internal environmental management departments within the Company	Société Générale has adopted a decentralized organization in this area. There is a department in charge of managing the head-office buildings and dedicated departments in each French or foreign branch and subsidiary. The environment forms an integral part of their mission brief. The creation of a Group property committee in 2003 should help to improve the pooling of these initiatives.
6°	Staff training and information	40,000 copies of a brochure intended to raise awareness – "Let's protect our planet" – were distributed during the Sustainable Development week in June 2003. Regular displays indicating best practices in terms of environmentally friendly behavior are organized within our buildings. An intranet site for head-office users sets out all the rules concerning the buildings (including best environmental practices).
6°	Resources assigned to reduce environmental risks, as well as the organization put in place to handle accidental pollution with consequences outside the Company's entities	The nature of our activities does not intrinsically generate any particular sources of pollution. Obviously, we apply the standard health and safety rules, which are particularly detailed for high-rise buildings.
7°	Total provisions and guarantees for environmental risks, unless this information is liable to prejudice the Company seriously in a lawsuit in progress	None
8°	Total compensation paid during the period pursuant to a court decision related to the environment and the legal proceedings taken to obtain damages	None
9°	Full details of the objectives that the Company sets its subsidiaries outside France with regard to points 1° to 6° above	The environmental policy applies to all Group entities.

Independent verification statement on information relating to sustainable development

We have performed the agreed procedures described below in order to review the consistency of Société Générale's 2003 annual report in accordance with our work completed regarding two subjects:

- the governance structure established to manage sustainable development activities,
- the assessment of environmental and social risks in financing operations.

The information provided in this 2003 annual report was prepared under the responsibility of Société Générale's management. Our responsibility is to report our findings concerning the two abovementioned subjects in accordance with the terms agreed.

Nature and scope of our work

We have completed the following agreed procedures:

- We have conducted interviews with the manager of the quality and sustainability department, as well as with the main sustainability correspondents within the company's functional and operational departments.
- We have looked, on a test basis, for underlying evidence to support the main 2003 achievements related to the two subjects reviewed. We met with persons involved in such actions and reviewed documents attesting to their existence, such as minutes of meetings, attendance sheets, internal documents, etc.

There are currently no internationally recognized assurance standards for sustainability activities. We have therefore undertaken the agreed procedures outlined above to provide a basis on which to challenge the 2003 annual report regarding the two subjects reviewed. Although our performed procedures were insufficient to constitute an audit in accordance with the International Standards on Assurance Engagements, they nevertheless allow us to report our findings and observations.

Findings and observations

- Société Générale's current organization demonstrates its willingness to deploy its sustainable development program. A dedicated team coordinates the group of sustainability correspondents from the various operational and functional divisions of the company.
- The Group's credit risk management policy has incorporated environmental risk criteria since July 2001. Environmental engineers from the risk management department may under request analyse the nature and extent of any environmental risks inherent in loan applications submitted to the company. Additionally, action has been taken to establish guidelines for each of the various divisions that aims to integrate the analysis of environmental and social risks in financing decisions in a more structured and systematic manner.

Neuilly-sur-Seine, March 15, 2004.

Ernst & Young Audit

Christian Mouillon

Éric Duvaud
Environment and Sustainability

Additional information

General information

Corporate name

Société Générale

Head office

29, boulevard Haussmann, 75009 Paris

Administrative office

17, cours Valmy, 92972 Paris-La Défense

Legal form

Société Générale is a limited liability corporation *(Société Anonyme)* established under French law and having the status of a bank.

Governing law

Subject to the legal and regulatory provisions relating to credit institutions, notably the applicable articles of the *Code monétaire et financier* (French Monetary and Financial Code), the Company is governed by commercial legislation, in particular articles 210-1 *et seq.* of the *Code de commerce* (French Commercial Code).

Société Générale is a credit institution authorized to act as a bank. As such, it can carry out all banking transactions. It is notably authorized to provide all investment services or related services described in articles L. 321-1 and L. 321-2 of the French Monetary and Financial Code. In its capacity as an investment services provider, Société Générale is subject to regulations applicable to the same. It must notably comply with a number of prudential rules and is subject to the controls carried out by the *Commission bancaire* (French Banking Commission). Its management and all employees are bound by rules governing professional secrecy, violation of which is punishable by law. Société Générale also acts as an insurance broker.

Date of formation and duration

Société Générale was incorporated by deed approved by the decree of May 4, 1864. The company will expire on December 31, 2047, unless it is wound up or its duration extended.

Corporate purpose (article 3 of the by-laws)

The purpose of Société Générale is, under the conditions determined by the laws and regulations applicable to credit institutions, to carry out with individuals and corporate entities, in France and abroad:

- all banking transactions;
- all banking-related transactions, including in particular investment services or related services as listed in articles L. 321-1 and L. 321-2 of the French Monetary and Financial Code;
- all acquisitions of interests in other companies.

Société Générale may also engage on a regular basis in all transactions other than those listed above, including in particular insurance brokerage, under the conditions set by the *Comité de la réglementation bancaire et financière* (French Banking and Financial Regulations Committee).

Generally, Société Générale may also carry out, on its own account, on behalf of third parties or in a joint venture, all financial, commercial, industrial or agricultural personalty and realty transactions, directly or indirectly related to the above-mentioned activities or likely to facilitate the accomplishment of such activities.

Registration number

Société Générale is registered in the *Registre du Commerce* (Commercial Register) under number: 552 120 222 RCS Paris.

ISIN code (International Securities Identification Number): FR 0000130809.

APE code (business activity code): 651C.

Company reports and documents

All Société Générale's reports and documents, including in particular its by-laws, financial statements and reports submitted to shareholders' meetings by the Board of Directors and the Statutory Auditors, may be inspected at the Company's administrative offices at Tour Société Générale, 17, cours Valmy, 92972 Paris-La-Défense Cedex, France.

The current version of the by-laws has been registered with public notaries "Thibierge, Pône, Pecheteau, Fremeaux, Palud et Sarrazin" in Paris, France.

Additional information

Fiscal year

The fiscal year starts on January 1 and ends on December 31.

Allocation and distribution of income (article 18 of the by-laws)

Net income for the year is determined in accordance with currently applicable laws and regulations.

At least 5% of net income for the year, less any previous losses, must be set aside by law to form a legal reserve until the said reserve reaches one-tenth of total capital stock.

Net income available after this transfer, increased by any net income brought forward, constitutes income available for distribution to be carried forward or allocated to ordinary, extraordinary or special reserves in those amounts which the General Meeting may deem useful, upon the recommendation of the Board of Directors. The remaining balance is then paid out to shareholders in proportion to their shareholding.

The General Meeting called to approve the financial statements for the year may, in respect of all or part of final or interim dividends proposed for distribution, offer each shareholder the option to receive payment of the final or interim dividend in cash or in shares, under the conditions laid down by current regulations. Shareholders who exercise this option must do so for all the final or interim dividends attributable to their shareholding.

Except in cases of a reduction in capital stock, no distribution to shareholders may take place if shareholders' equity is, or will be as a result of such distribution, less than an amount equal to the sum of capital stock and those reserves that cannot be distributed by law or under the Company's by-laws.

Convocation of, admission to and organization of shareholders' meetings (from article 14 of the by-laws)

The General Meeting is made up of all Société Générale shareholders.

It is called and deliberates as provided for by legal provisions in force.

The Meeting may be publicly broadcast if decided by the Board of Directors and announced in the notice of meeting and/or convocation.

It meets at the Company's head office or in any other place in metropolitan France indicated in the convocation notice.

Such meetings are chaired by the Chairman of the Board or in his absence by a Director appointed for the purpose by the Chairman of the Board.

Regardless of the number of shares held, all shareholders have the right, upon proof of their identity, to participate in the General Meetings, by personally attending them, by returning their ballot by mail or by a representative, provided that:

- in the case of holders of registered shares, their names are entered in the Company registry;
- in the case of holders of bearer shares, they have deposited at the place mentioned in the convocation notice, a certificate delivered by a qualified person stating that the shares in their account are unavailable for sale up to the date of the Meeting;
- where applicable, they provide the Company with proof of their identity, in line with the legal provisions in force.

These formalities must be completed at least two days, or a shorter period if mentioned in the convocation notice, before the Meeting is held, unless the regulations in force shorten this period.

The registration and non-transferability of shares may only be revoked in accordance with the regulations in force.

Shareholders may participate in General Meetings by videoconference or any other means of telecommunication authorized by the law, subject to the conditions set by the law and when stipulated in the meeting notice.

In all General Meetings of Shareholders, the voting right attached to shares that entail an usufructuary right is exercised by the usufructuary.

Double voting rights
(from article 14 of the by-laws)

As from January 1, 1993, double voting rights in relation to the share of capital stock they represent are allocated to all those shares that are fully paid up and that have been registered in the name of the same shareholder for at least two years. Double voting rights are also allocated to new registered shares that may be allocated freely to a shareholder in respect of the shares with double voting rights already held by him, on the occasion of an increase in capital stock by incorporation of reserves, unappropriated retained earnings, net income or additional paid-in capital.

(legal provisions)

These double voting rights are rendered null and void *ipso jure* if the shares are converted into bearer form or if ownership of the shares is transferred. Nevertheless, transfers through inheritance, the liquidation of marital assets, or transfers to a spouse or direct parent do not result in the loss of rights and do not affect the minimum two-year holding period.

Limitation of voting rights
(from article 14 of the by-laws)

The number of votes at General Meetings to be used by one shareholder, either individually or by proxy, may not exceed 15% of total voting rights at the date of the meeting. This 15% limit does not apply to the Chairman or any other proxy with respect to the total number of voting rights they hold on a personal basis and in their capacity as proxy, provided each shareholder for whom they act as proxy complies with the rule stipulated above. For the purposes of applying these limits, shares held by a single shareholder include shares held indirectly or jointly in accordance with the conditions described in Articles L. 233-7 *et seq.* of the French Commercial Code. This limit ceases to apply when a shareholder acquires – either directly, indirectly or jointly with another person – more than 50.01% of the Company's voting rights following a public offer.

Declaration thresholds laid down in the by-laws
(article 6 of the by-laws)

Any shareholder who, acting alone or jointly with others, holds directly or indirectly at least 0.5% of the capital or the voting rights of the Company or a multiple of such percentage must disclose this situation to the Company within a period of fifteen days from the date of reaching this threshold. He must also indicate the number of securities he owns which give access to capital stock at a future date. Similarly, mutual fund management companies must provide this information on the total number of shares held in the Company by the funds they manage.

Non-compliance with this obligation is sanctioned as provided for by law, at the request, entered into the minutes of the General Meeting, of one or more shareholders holding at least 5% of the capital or the voting rights of the Company.

Any shareholder, acting alone or jointly with others, must also inform the Company within a period of fifteen days when the percentage of the capital or the voting rights he holds falls below any of the thresholds described above.

Additional information

Business of Société Générale

History

Société Générale was founded in 1864 by public subscription. It rapidly became involved in the financing of industrial and infrastructure investments through lending, equity investments and bond issues.

Société Générale progressively built up a nationwide network, with 1,500 branches in 1940, compared with 32 in 1870. This network still remains the core of its business.

After the Franco-Prussian war in 1870, the Alsace-Moselle branches were transferred to a German law subsidiary, Société Générale Alsacienne de Banque (Sogénal).

After opening its first foreign office in London in 1871, Société Générale rapidly developed an international network through the extension of Sogénal's network into central Europe (Germany, Austria, Switzerland and Luxembourg), and by establishing branches in North Africa in 1909-1911 and later in the United States (1940).

Société Générale was nationalized in 1945, and it played an active role in financing post-war reconstruction and meeting the needs born of the thirty years of rapid economic growth that followed the Second World War. It contributed to the spread of new financing techniques (such as medium-term discountable credit, off-balance sheet operations and lease finance).

Following the liberalization of the French banking system in 1966, Société Générale diversified its activities and reached out to new categories of customers. In particular, it expanded its clientele of individual customers.

Wholly owned by the French state after its second nationalization in 1982, Société Générale was returned to the private sector when it was privatized in July 1987.

The acquisition of Crédit du Nord in 1997 confirmed the Société Générale Group's commitment to take full advantage of the restructuring and concentration within the French banking system.

Société Générale has expanded considerably since 1997, notably extending its international presence via acquisitions in its different businesses.

The Group has developed its retail banking network outside France with acquisitions in Romania, Madagascar, Chad, Slovenia, the Czech Republic, Tunisia, and in particular acquired Hambros and Compagnie Bancaire Genève in Private Banking, Cowen in Investment Banking, GEFA-ALD in Specialized Financial Services, and Yamaichi and TCW in Asset Management.

Person responsible for the reference document and persons responsible for the audit of the financial statements

Person responsible for the reference document

Mr Daniel Bouton

Chairman of the Board of Directors of Société Générale.

Certification of the person responsible for the reference document

To the best of my knowledge, the information set out in the reference document is true and includes all the information needed by investors to form an opinion regarding Société Générale's assets and liabilities, business, financial position, results and prospects. There are no omissions that could impair its meaning.

Chairman and Chief Executive Officer
Daniel Bouton

Persons responsible for the audit of the financial statements

Statutory Auditors

Name: Ernst & Young Audit represented by Christian Mouillon
Address: 4, rue Auber, 75009 Paris, France
Date of first appointment: April 18, 2000
Term of mandate: six fiscal years
End of current mandate: at the close of the Shareholders' General Meeting which will approve the financial statements for the year ended December 31, 2005.

Name: Société Deloitte Touche Tohmatsu represented by Mr José-Luis Garcia.
Address: 185, avenue Charles-de-Gaulle, 92200 Neuilly-sur-Seine, France
Date of first appointment: April 18, 2003
Term of mandate: six fiscal years
End of current mandate: at the close of the Shareholders' General Meeting which will approve the financial statements for the year ended December 31, 2005.

Substitute Statutory Auditors

Gabriel Galet
Alain Pons

Report of the Statutory Auditors on the reference document

(Free translation of the French original)

Year ended December 31, 2003

To the shareholders of Société Générale,

In our capacity as statutory auditors of Société Générale and in compliance with the COB Regulation n° 98-01, we have verified, in accordance with French professional standards, the information relating to the financial position and historic financial statements of Société Générale provided in the accompanying Reference Document (Document de Référence).

This Reference Document is the responsibility of the Chairman of the Board of Directors. Our responsibility is to issue an opinion on the fairness of the information contained therein with respect to the financial position and financial statements.

We conducted our review in accordance with French professional standards. This review consisted in assessing the fairness of the information on the financial position and financial statements and to verify their consistency with the audited accounts. We also reviewed other financial information contained in the Reference Document in order to identify any significant inconsistency with information in respect of the financial position and financial statements and to bring to your attention any obvious misstatements we noted based on our general understanding of the company gained through our audit. The forecasts provided in the Document are the application of the expectations and intentions of Management's strategy and not individual projected items of information obtained through a formalized process.

Ernst & Young Audit and Barbier Frinault & Autres have performed an audit of the annual and consolidated financial statements for the years ended December 31, 2001 and December 31, 2002 drawn up by the Board of Directors, in accordance with French professional standards. Their reports were unqualified but contained an emphasis of matters for the consolidated financial statements as at December 31, 2001 in respect of the first application of the regulation CRC 2000-5 relating to the consolidation of entities governed by the Insurance Code.

We have performed an audit of the annual and consolidated financial statements for the year ended December 31, 2003 drawn up by the Board of Directors, in accordance with French professional standards. Our report is unqualified but contained an emphasis of matters on the changes in accounting principles coming from the application of the regulation CRC-2002-03 related to the accounting treatment of the credit risk and of the regulation CRC-2002-10 related to asset amortization and depreciation. In accordance with the requirements of article L225-235 of the French Code de Commerce relating to the justification of our assessments, which came into effect for the first time this year, we have mentioned in our reports on the annual and consolidated financial statements the following justification of our assessments :

- As detailed in note 1 to the notes, your company records provision to cover the credit risks inherent to its activities. We have reviewed the procedures implemented by the Management for identifying and assessing these risks and determining the amount of provisions considered as necessary.
- As detailed in note 1 to the notes, your Company uses internal models to value financial instruments that are not listed on organised markets. As such, we have reviewed the control procedures related to the models dedicated to the determination of the parameters used and the inclusion of the risks associated to these instruments.
- In its current year-end process for the annual and consolidated financial statements, significant accounting estimates are performed by the Group related in particular to the value of the investments in subsidiaries, the recovery of deferred tax assets and the evaluation of pension and retirement liabilities, and also for the consolidated financial statements to the evaluation of goodwills. We have reviewed the underlying assumptions and verified that these accounting estimates are based on documented methods in accordance with the accounting principles described in note 1 to the notes.

On this basis, we have assessed the reasonableness of these estimates.

Our assessment on these matters were made in the context of the performance of our audit of the financial statements taken as a whole and therefore contributed to the development of the unqualified opinion expressed in the first part of this report.

We have nothing to report with respect to the fairness of the information on the financial position and financial statements contained in the Reference Document.

Neuilly-sur-Seine and Courbevoie, March 22, 2004

The Statutory Auditors

DELOITTE TOUCHE TOHMATSU

José-Luis Garcia

ERNST & YOUNG AUDIT

Christian Mouillon

Reference document cross-reference index

Internet: **www.socgen.com**

Investor Relations

Didier Valet
Tel.: +33 (0) 1 42 14 01 97

Valérie Bompard
Tel.: +33 (0) 1 42 14 36 93

Press Relations

Jérôme Fourré
Tel.: +33 (0) 1 42 14 25 00
E-mail: jerome.fourre@socgen.com

Stéphanie Carson-Parker
Tel.: +33 (0) 1 42 14 95 77
E-mail: stephanie.carson-parker@socgen.com

Tel.: +33 (0) 1 42 14 49 48
Fax.: +33 (0) 1 42 14 28 98

Communications Department

Tour Société Générale
92972 Paris – La Défense Cedex

Société Générale

Head Office:
29, Boulevard Haussmann
75009 – Paris
Tel.: +33 (0) 1 42 14 20 00
A French corporation
founded in 1864
Common stock: EUR 548,043,436.25
552 120 222 RCS Paris

Translation

Willemetz Consultants

Design

W PRINTEL – Christophe Syren

Production

W PRINTEL – Communication and Publishing Consultants

Photos and illustrations

Front cover and page 9: photos by Stéphane Ouzounoff
Back cover: photo by Ed Wheeler/ Corbis
Pages 1, 50, 60: photos by Marie-Noëlle Robert
Pages 2 and 3, 19 and 20: photos by Véronique Vedrenne
Pages 25, 28, 42 and 82: photos by Philippe Zamora
Page 35, poster: nouveleldorado design agency - Illustration: Voutch
Page 37: KLEM EURO RSCG
Page 46: Harrison & Wolf – W.Bibikow/Getty Images
Page 59: photo by Richard Overstreet
Page 65: design by Lowe Zoa
Page 87: illustration by Dan Benesch
Page 88: photo by I. Picarel

Société Générale Group



Harmonious growth across three core businesses

- **Retail Banking and Financial Services:**
  15 million retail customers
- **Asset Management and Private Banking:**
  EUR 284 billion of assets under management
- **Corporate and Investment Banking:**
  third largest bank in the euro zone

GENERALE

GROUP

RETAIL BANKING & FINANCIAL SERVICES ▪ ASSET MANAGEMENT & PRIVATE BANKING ▪ CORPORATE & INVESTMENT BANKING

Paris, November 9th 2004

PRESS RELEASE

THIRD QUARTER 2004 RESULTS:

- **Robust revenue momentum**
- **Tight cost control**
- **Gross operating income: +7.9 %* vs. Q3 03**
- **Operating income: +35.7%* with very low risk provisioning**
- **Net attributable income: EUR 739 million (+ 10.3 % vs. Q3 03)**

9 MONTH 2004 RESULTS:

- **Net income: EUR 2,289 million (+23.9 % vs. 9 months 2003)**
- **Group ROE after tax: 18.6%**

In EUR million	Q3 04	Change vs. Q3 03	9M 04	Change vs. 9M 03
Net banking income	4,077	+5.6%	12,096	+3.2%
*On a like-for-like basis**		*+5.2%*		*+4.7%*
Operating expenses	-2,737	+5.4%	-8,098	+4.3%
*On a like-for-like basis**		*+3.9%*		*+3.4%*
Gross operating income	1,340	+5.8%	3,998	+1.2%
*On a like-for-like basis**		*+7.9%*		*+7.6%*
Operating income	1,227	+32.2%	3,561	+22.6%
*On a like-for-like basis**		*+35.7%*		*+33.4%*
Net income	739	+10.3%	2,289	+23.9%

	Q3 04	Q3 03	9M 04	9M 03
Group ROE after tax	17.7%	17.3%	18.6%	16.2%
Business line ROE after tax	27.7%	24.4%	27.1%	23.2%

** When adjusted for changes in Group structure, at constant exchange rates and, with respect to the comparison of nine-month figures, excluding the capital gain of EUR 187 million on the disposal of property booked under NBI in Q1 03*

As of this quarter the Group's results are presented in accordance with the new management structure arising from the establishment of the securities business (SG GSSI). All historical data for the business lines have been adjusted accordingly.

CONTACTS

SOCIETE GENERALE
Jérôme FOURRÉ
+33(0)1 42 14 25 00
Hélène AGABRIEL
+33(0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33(0)1 42 14 95 77

COMM/PRS
Tour Société Générale
92972 Paris-La Défense cedex
France
Fax +33(0)1 42 14 28 98
www.socgen.com
www.ir.socgen.com

SOCIETE GENERALE
Société Anonyme au capital de 555 617 206,25 EUR
552 120 222 RCS PARIS

At the meeting of the Board of Directors of Société Générale on November 8th 2004, chaired by Daniel Bouton, the Board closed the Group's consolidated accounts for the third quarter of 2004. Commenting on these results, Daniel Bouton emphasised the Group's strong performance over the quarter, particularly the sustained growth in Retail Banking outside France, Financial Services and Global Investment Management & Services, together with the excellent results achieved by the Corporate & Investment Banking arm. The Group has yet again demonstrated its capacity to deliver consistent, profitable growth despite continued economic uncertainty.

1. GROUP CONSOLIDATED RESULTS

The third quarter saw an uncertain economic environment, hesitant equity markets and downward revision to forecasts regarding interest rate increases. The volume of deals by European corporates remained limited on both the equity and debt capital markets, while the credit risk environment remained highly favourable.

In this context the Group recorded strong results. Gross operating income for the quarter stood at EUR 1,340 million, up 7.9% when adjusted for changes in Group structure and at constant exchange rates, compared to the third quarter of 2003, while net income rose by 10.3% to EUR 739 million.

Net banking income

Net banking income for the quarter amounted to EUR 4,077 million. In relation to the third quarter of 2003, this represented a 5.6% increase in absolute terms (up 5.2% when adjusted for changes in Group structure and at constant exchange rates). Individual customers' activity in the equity markets declined due to the lack of clear market trends over the quarter. This particularly affected the increase in commissions in the French Networks and Private Banking. However the Group's growth drivers (Retail Banking outside France, Financial Services and Global Investment Management & Services) recorded strong results. Notwithstanding the uncertain economic climate, all the activities of the Corporate & Investment Banking arm made a very strong contribution.

In the first nine months of 2004, net banking income stood at EUR 12,096 million, up 4.7 % [1] (3.2 % in absolute terms).

These results underscored the Group's ability to deliver strong growth throughout the business cycle, thanks to its well-balanced business mix and the dynamic contribution made by its growth drivers.

[1] When adjusted for changes in Group structure, at constant exchange rates and excluding the capital gain of EUR 187 million on the disposal of property booked under NBI in Q1 03.

Operating expenses

Operating expenses rose by 3.9% when adjusted for changes in Group structure and at constant exchange rates, compared to the third quarter of 2003. This increase reflects continued emphasis on investment and tight control over operating expenses. The increase stood at 5.4% in absolute terms, including acquisitions (integration of General Bank of Greece and, in the last quarter, the equipment financing and factoring business of Elcon Finans).

The Group's cost / income ratio for nine months 2004 stood at 66.9%, compared to 67.6% for the full-year 2003.

Operating income

Gross operating income rose by 7.9% compared to the third quarter of 2003 when adjusted for changes in Group structure and at constant exchange rates. Gross operating income for nine months 2004 rose by 7.6% [1] to stand at just under EUR 4 billion.

Risk provisioning remained low for the fourth quarter running. In the French Networks, the cost of risk stood at 31bps of risk-weighted assets, thereby confirming the trend of previous quarters and the Group's conservative lending policy. For the third quarter running over the past year, Corporate & Investment Banking booked a net write-back of EUR 37 million in the third quarter (net write-back of EUR 23 million over nine months). Few provisions were booked for new loans, while the conservative provisioning policy implemented by the Group in the past and the favourable credit risk environment enabled write-backs of specific provisions.

Overall, the Group posted very satisfactory quarterly operating income of EUR 1,227 million, up 35.7% on the third quarter of 2003 when adjusted for changes in Group structure and at constant exchange rates (+32.2% in absolute terms).

Operating income for nine months 2004 stood at EUR 3,561 million, up sharply by 33.4%[2] on the same period in 2003 (+22.6% in absolute terms).

Net income

In a lacklustre stock market environment in France, net income from long-term investments stood at EUR -33 million over the quarter. After goodwill amortisation,

[1] When adjusted for changes in Group structure, at constant exchange rates and excluding the capital gain of EUR 187 million on the disposal of property booked under NBI in Q1 03.

corporate income tax (effective tax rate of 28.9% for the period) and minority interests, net income totalled EUR 739 million for the quarter, up 10.3% on the third quarter of 2003. Group ROE after tax stood at 17.7% in the third quarter, compared to 17.3% for the same period in 2003.

Net income for nine months 2004 was up 23.9% at almost EUR 2,300 million. Group ROE after tax came out at 18.6%, up sharply over the first nine months of 2003 (16.2%).

2. CAPITAL BASE

Group shareholders' equity stood at EUR 17.9 billion at September 30th 2004, representing a book value per share of EUR 44.0. The Tier-1 ratio was 8.53% at September 30th 2004. Risk-weighted assets increased by 7.3% over one year.

As part of its share buy-back policy mainly aimed at cancelling out the dilutive impact of capital increases reserved for employees and stock option plans, Société Générale bought back 4.1 million shares (net of disposals) over the quarter at an average price of EUR 66.0. At September 30th 2004, the Group held 39.8 million of its own shares (excluding those held as part of its trading activities), representing 9.0% of its total share capital.

The Group ranks amongst the highest rated banking groups in the euro zone (Standard & Poor's: AA-, Moody's: Aa3 (with positive outlook), Fitch: AA-). Moody's put the Group's rating on credit watch in August, pending an upgrade.

3. RETAIL BANKING AND FINANCIAL SERVICES

French Networks

In EUR million	Q3 04	Change vs. Q3 03	9M 04	Change vs. 9M 03
Net banking income	1,449	+2.1%	4,350	+4.0%
Operating expenses	-991	+2.0%	-3,015	+3.1%
Gross operating income	458	+2.5%	1,335	+6.3%
Net allocation to provisions	-69	-22.5%	-216	-6.5%
Operating income	389	+8.7%	1,119	+9.2%
Net income	245	+8.9%	701	+9.2%

	Q3 04	Q3 03	9M 04	9M 03
ROE after tax	20.4%	19.8%	19.8%	19.3%

The commercial activity of the Société Générale and Crédit du Nord networks, which together form the leading non-mutual retail banking group in France, continued to turn in steady performance in the third quarter. Notwithstanding stiff competition on lending conditions the two companies pursued a strategy of reasonable growth and consolidated their market share in the three main businesses (individual customers, self-employed professionals and businesses).

Regarding **individual customers**, the franchise continued to grow steadily, with a net increase of +111,300 in the number of current accounts between September 30th 2003 and September 30th 2004, of which +48,300 in the third quarter. Young people in the under 25 bracket accounted for over 40% of new accounts opened in the year to date, thereby strengthening the Group's growth potential.

Inflows in savings and investment products remained strong, particularly in life insurance and structured products (1,600 million euros). Over 50,000 PERP retirement savings accounts were opened by the end of September, with emphasis on quality in terms of production (initial deposit in excess of EUR 400).

In terms of credit activities, mortgage loan issuance continued to increase (+10% vs.. the high benchmark of the third quarter of 2003). This increase is below the market rate, reflecting the emphasis on lending terms. The increase in outstanding loans stood at +14.1% over one year, slightly above that of the market.

The use of remote channels and access continues to grow: Société Générale's Logitel Net service rose above the one million user threshold in September, and 600,000 clients on average now use the Messalia service provided by SMS.

This dynamic performance was also seen on the **business customer** segment, even though the reduced draw-downs on short-term corporate credit facilities weighed on the growth of outstanding credits (+ 3.8% vs. the third quarter of 2003).

The two domestic networks recorded a +4% increase in NBI compared to the first nine months of 2003 and +2.1% compared to the third quarter of 2003. Moderate growth over the quarter mainly reflects stability in interest margins. As in the last quarter, the positive impact of growth in sight deposit outstandings was offset by the erosion of the margin on sight deposits, reflecting the structural decline in long-term interest rates. Furthermore the decline in the number of executed stock market orders (-22% vs. Q3 03) weighed on financial commissions (+7.9% vs. Q3 03, compared with +16.5% over the first half 2004). Finally, growth in service commissions (+4.6% compared to Q3 03) slowed on account of a limited price effect - both Société Générale and Crédit du Nord are seeking to maintain the competitive fee structure widely recognised in public surveys – and the lack of non-recurring deals with business customers.

Given the current interest rate climate, the moderate increase in net interest income should continue until the second half of 2005.

Growth in operating expenses was limited to +2% compared to the third quarter 2003, notwithstanding the continued implementation of regional middle and back-office platforms in the Société Générale network. The increase over nine months stood at 3.1%, in line with the Group's forecasts. The cost/income ratio declined to 69.3%, vs. 70.0% for the first nine months of 2003.

Gross quarterly operating income stood at EUR 458 million, up by +2.5% in relation to the third quarter of 2003.

The cost of risk continued to decline and stood at a low 31 basis points in relation to outstanding credits.

Net income stood at EUR 245 million, up 8.9% over the previous quarter. It stood at EUR 701 million in the first nine months of 2004, up +9.2%.

ROE after tax stood at 20.4%, versus 19.8% one year ago. It stood at 19.8% over 9 months, versus 19.3% for the first nine months of 2003.

Retail Banking outside France

In EUR million	Q3 04	Change vs. Q3 03	9M 04	Change vs. 9M 03
Net banking income	**511**	**+18.6%**	**1,439**	**+14.9%**
On a like-for-like basis & at constant exchange rates		*+8.7%*		*+7.6%*
Gross operating income	**200**	**+13.6%**	**557**	**+14.1%**
On a like-for-like basis & at constant exchange rates		*+15.3%*		*+14.3%*
Net allocation to provisions	**-36**	**-16.3%**	**-120**	**+0.0%**
Operating income	**164**	**+23.3%**	**437**	**+18.8%**
Net income	**73**	**+28.1%**	**191**	**+20.1%**

	Q3 04	Q3 03	9M 04	9M 03
ROE after tax	**34.9%**	**34.9%**	**32.0%**	**31.7%**

Retail Banking outside France is one of Société Générale's strategic development priorities. This business turned in an excellent commercial and financial performance, while continuing to invest in order to ensure its future growth.

The Group pursued the implementation of ambitious organic growth plans, mainly in member states of the European Union (Czech Republic) or in the acceding countries (Romania and Bulgaria). Investment programmes are also underway in Russia and Egypt. Restructuring is being implemented at General Bank of Greece.

Furthermore, disposal of the retail banking business in Argentina, a non-strategic market for the Group, was announced on November 3 and should take effect early next year.

The business line continued to notch up sustained growth in its franchises, attracting a net 449,000 new individual customers since September 30th 2003 when adjusted for changes in Group structure (+10%). Over the same period, customer deposits and outstanding loans rose by 6.5% and 9% respectively when adjusted for changes in Group structure and at constant exchange rates.

This growth was underpinned by recognised quality of service: Komercni Banka was awarded the "Bank of the Year" Award at the MasterCard Bank of the Year contest for providing the best financial services to individual customers in the Czech Republic.

Revenues rose sharply by 8.7% compared to the third quarter of 2003, when adjusted for changes in Group structure and at constant exchange rates, and by 18.6% in absolute terms. Quarterly net banking income stood at EUR 511 million, representing 12.5% of total Group revenues.

Over nine months, net banking income rose by 7.6% when adjusted for changes in Group structure and at constant exchange rates, and by 14.9% in absolute terms. It stood at EUR 1,439 million, of which 54% are generated in member states of the

European Union and 15% in acceding countries. The "Retail Banking Outside France" arm, whose business at inception was concentrated in the emerging markets, has significantly transformed its business model within a few years.

Operating expenses rose by 4.3% when adjusted for changes in Group structure and at constant exchange rates, i.e. well below the increase in revenues, despite increased business spending.

Risk provisioning was very low at EUR 36 million for the quarter, down by 16.3% compared to the third quarter of 2003.

Operating income rose sharply by 23.3% over the quarter (+26.0% when adjusted for changes in Group structure and at constant exchange rates) for a high ROE after tax of 34.9%.

Over nine months, operating income rose by 18.8% (+18.1% when adjusted for changes in Group structure and at constant exchange rates). The ROE after tax came out at 31.9%.

Financial Services

In EUR million	Q3 04	Change vs. Q3 03	9M 04	Change vs. 9M 03
Net banking income	**454**	**+16.4%**	**1,329**	**+14.5%**
On a like-for-like basis & at constant exchange rates		*+9.0%*		*+10.7%*
Gross operating income	**184**	**+15.7%**	**540**	**+22.7%**
On a like-for-like basis & at constant exchange rates		*+11.3%*		*+20.0%*
Net allocation to provisions	**-32**	**-17.9%**	**-106**	**-4.5%**
Operating income	**152**	**+26.7%**	**434**	**+31.9%**
Net income	**95**	**+23.4%**	**272**	**+30.8%**

	Q3 04	Q3 03	9M 04	9M 03
ROE after tax	**15.7%**	**14.3%**	**15.1%**	**13.4%**

The Group's Financial Services activities mainly comprise two business lines: Specialised Financing and Life Insurance.

The **Specialised Financing** arm confirmed its position as one of the Group's growth drivers through its continued development in Europe.

In the consumer credit business, new loan issuance was strong (up 9% on the third quarter of 2003), with solid performances in Germany and Italy. Furthermore the Group announced on November 2nd that it is holding exclusive discussions with

Otto, the German mail order company, in order to take a 75% stake in its banking subsidiary Hanseatik Bank, the fourth largest player in the German consumer credit market .

Regarding the vendor and equipment finance business, the production of SG Equipment Finance fell compared to the third quarter of 2003 in Western Europe but remained buoyant in Eastern Europe; interest margins held up well and the risk environment is favourable. In August 2004 the equipment financing and factoring activities of Elcon, the leading Norwegian player in this market, were consolidated; SGEF has thus completed its structure in Scandinavia and is confirming its position as market leader in this area in Europe.

In operational vehicle leasing and fleet management, ALD Automotive continued to expand its international network, with the launch of its activities in Switzerland and Russia. The size of the fleet managed rose by 8% over one year.

ECS, the Group's IT asset leasing and management subsidiary, posted a 5% rise in the number of new contracts compared to the third quarter of 2003.

Overall, revenues generated by the **Specialised Financing** business line rose by 6.2% in relation to the third quarter of 2003 when adjusted for changes in Group structure and at constant exchange rates. The ROE after tax stood at 17.7% for the quarter and 18.1% for the first nine months.

In the **Life Insurance** business, SOGECAP recorded premium income slightly above that of the third quarter 2003, which represented a high base. Over 9 months, premium income rose by 24% compared to last year, outstripping growth in the bancassurance market as a whole (+18%).

Overall, the **Financial Services arm** notched up 25.0% growth in operating income when adjusted for changes in group structure and at constant exchange rates, confirming its capacity for profitable growth. Its ROE after tax stood at 15.7% for the quarter, vs. 14.3% in Q3-O3.

Over 9 months, the arm's operating income rose by 30.4% when adjusted for changes in Group structure and at constant exchange rates, while the ROE after tax came out at 15.1%, versus 13.4% over 9 months 2003.

4. GLOBAL INVESTMENT MANAGEMENT & SERVICES

In EUR million	Q3 04	Change vs. Q3 03	9M 04	Change vs. 9M 03
Net banking income	**541**	**+8.0%**	**1,637**	**+15.4%**
On a like-for-like basis & at constant exchange rates		*+10.4%*		*+16.1%*
Operating expenses	**-397**	**+2.8%**	**-1,190**	**+7.3%**
On a like-for-like basis & at constant exchange rates		*+5.6%*		*+8.5%*
Operating income	**138**	**+20.0%**	**436**	**+43.9%**
On a like-for-like basis & at constant exchange rates		*+21.1%*		*+42.6%*
Net income	**82**	**+9.3%**	**275**	**+37.5%**

In EUR billion	Q3 04	Q3 03	9M 04	9M 03
Net new money over period	7.1	3.4	21.1	8.0
Assets under management (at end of period)	313	282	313	282

The Global Investment Management & Services arm includes asset management (SG AM), private banking (SG Private Banking), as well as securities businesses (SG GSSI) and on-line brokerage (Boursorama).

The arm displayed strong growth momentum: net inflows stood at a record level of - EUR 21,100 million since the beginning of the year, i.e. up by a factor of 2.6 compared with the first nine months of last year; at September 30th 2004, assets under management stood at EUR 313,000 million[1]. Assets under custody at the securities business stood at EUR 1,103 million, up 9% over the year. Volume handled by Fimat over 9 months 2004 stood at 455 million contracts (+25% compared to 9 months 2003).

The arm's financial results also showed a sharp improvement, with operating income up 21.1% when adjusted for changes in Group structure and at constant exchange rates on the third quarter of 2003 (+20.0% in absolute terms), and net income up 9.3% at EUR 82 million. Over nine months, net income rose 37.5% to stand at EUR 275 million.

---

[1] Excluding assets managed by Lyxor Asset Management (EUR 42 billion at September 30th 2004), whose results are consolidated in the Equity and Advisory business line, and the assets of customers managed directly by the French networks (approximately EUR 70 billion held by customers with investible assets exceeding EUR 150,000).

Asset Management

The business line pursued its growth strategy based on the development of an innovative offering (notably in alternative management and multi-management), cross-selling between platforms, and the harnessing of growth drivers in the form of partnerships.

Net inflows of new money for the quarter amounted to EUR 5.7 billion (representing 9% of assets under management on an annualised basis), with EUR 2.9 billion of this total invested in equity and balanced funds and EUR 1.1 billion invested in alternative management vehicles; TCW again made a strong contribution (EUR +2.4 billion). Cross-selling between the various platforms accounted for EUR 1.1 billion over the quarter. Valuation and foreign exchange effects contributed EUR -4.4 billion over the quarter.

Over 9 months, net inflows stood at EUR 17.1 billion (representing an annualised rate of 10% of assets under management).

Overall, assets under management at SGAM stood at more than EUR 264 billion at September 30th 2004, vs. EUR 237 billion at September 30th 2003.

Net banking income was up sharply by 17.1% compared with the third quarter of 2003 when adjusted for changes in Group structure and at constant exchange rates.

The rise in operating expenses compared to the third quarter 2003 (+13.8% when adjusted for changes in Group structure and at constant exchange rates) mainly reflects the rise in performance-linked pay related to growth in activity.

Operating income for the quarter rose by 16.7% compared to the third quarter of 2003 when adjusted for changes in Group structure and at constant exchange rates. Over 9 months the increase stood at 25.6% when adjusted for changes in Group structure and at constant exchange rates.

Private Banking

The business line continued its sustained sales drive with strong asset gathering over the period across all platforms: EUR +1.4 billion over the quarter (representing annualised growth in new money equivalent to 12% of assets under management). Valuation and foreign exchange effects contributed EUR -1.1 billion over the quarter.

Over 9 months, net inflows stood at EUR 4 billion (representing an annualised rate of 12% of assets under management).

Overall, assets under management stood at EUR 48.7 billion[1] at September 30th 2004, vs. EUR 44.5 billion at September 30th 2003.

[1] Excluding assets managed by the French Networks (approximately EUR 70 billion held by customers with investible assets exceeding EUR 150,000).

However the lack of clear-cut trends in the markets weighed on brokerage fees, thereby reducing the positive impact of inflows on the increase in the business line's net banking income (+6.9% compared to the third quarter of 2003 when adjusted for changes in Group structure and at constant exchange rates).

The increase in operating expenses (+9.5% when adjusted for changes in Group structure and at constant exchange rates compared to the third quarter of 2003) mainly reflects the bolstering of the sales teams and the cost of back-office projects.

Operating income for the quarter posted a 7.1% decline when adjusted for changes in Group structure and at constant exchange rates compared to the third quarter of 2003. Over 9 months, the increase in operating income remains strong (+37.0% compared to 9 months 2003 when adjusted for changes in Group structure and at constant exchange rates).

SG GSSI and Boursorama

Together with SG AM and SG Private Banking, SG GSSI and Boursorama represent the third business line of Global Investment Management & Services, regrouping:

- the activities of FIMAT, the Group's brokerage arm specialising in listed derivatives markets, previously booked under the Corporate Banking arm;
- all the securities services provided to institutional investor clients, investment management companies, investment banks, market intermediaries and individual customers, together with the securities and employee savings services provided to corporate customers, all of which were previously booked under the Financial Services arm.

Despite the relatively unfavourable market environment, client-driven activity was encouraging on the whole. Volume handled by the **brokerage arm of SG GSSI** stood at 150 million contracts over the quarter (+23% compared to the third quarter of 2003). Assets in custody with the **Investor arm of SG GSSI** stood at EUR 1,103 million at September 30th 2004, up 9% over one year; SG GSSI was ranked best "Global custodian" in 2004 by the Global Custodian magazine. The number of orders handled over the quarter by **Boursorama** fell 29% compared to the third quarter of 2003, reflecting the wait-and-see attitude of individual customers in a market environment without clear-cut trends.

Net banking income rose by 4.1% when adjusted for changes in Group structure and at constant exchange rates compared to the third quarter of 2003.

Operating expenses were down (-3.0% when adjusted for changes in Group structure and at constant exchange rates compared to the third quarter of 2003), mainly as a result of cost cutting measures implemented by Boursorama.

Operating income increased by a multiple of 2.6 when adjusted for changes in Group structure and at constant exchange rates compared to the third quarter of 2003. Over 9 months, operating income increased by a factor of 2.7 when adjusted for changes in Group structure and at constant exchange rates.

5. CORPORATE & INVESTMENT BANKING

In EUR million	Q3 04	Change vs. Q3 03	9M 04	Change vs. 9M 03
Net banking income	1,203	-1.1%	3,481	-5.2%
On a like-for-like basis & at constant exchange rates		*+1.7%*		*-3.0%*
Operating expenses	-755	+3.3%	-2,141	-1.3%
On a like-for-like basis & at constant exchange rates		*+5.4%*		*+0.8%*
Gross operating income	448	-7.6%	1,340	-10.8%
On a like-for-like basis & at constant exchange rates		*-4.1%*		*-8.5%*
Net allocation to provisions	37	NM	23	NM
Operating income	485	+40.2%	1,363	+39.7%
On a like-for-like basis & at constant exchange rates		*+46.1%*		*+44.3%*
Net income	374	+36.5%	1,048	+35.4%

	Q3 04	Q3 03	9M 04	9M 03
ROE after tax	41.3%	30.4%	39.2%	28.6%

The contribution of the Corporate & Investment Banking arm to the Group's net income increased sharply to EUR 374 million (+36.5% compared to the third quarter of 2003). Over 9 months, net income increased by 35.4% to EUR 1,048 million.

The Corporate & Investment Banking arm posted profitability in excess of 30% for the sixth consecutive quarter: ROE after tax came out at 41.3% over the quarter, vs. 30.4% for the third quarter 2003. Over 9 months, ROE after tax stood at 39.2%, versus 28.6% over 9 months 2003.

All the activities made a strong contribution over the quarter.

The quarterly revenue of the **Corporate and Fixed Income** business was up 9% over the last quarter.

When compared to the third quarter 2003, representing a high base, revenues were down slightly in a more challenging market environment (-6.2% when adjusted for changes in Group structure and at constant exchange rates), particularly in terms of fixed income and corporate bond issuance where volumes were down. Treasury and structured credit issuance businesses (asset backed securities, CDOs) delivered strong performance, while structured finance activities held up well, underpinned by the commodity and leveraged finance businesses. Relative value trading activity in the United States suffered from less favourable market conditions.

The results of the **Equity and Advisory** arm were up compared to the third quarter of 2003 (+12.8% when adjusted for changes in Group structure and at constant exchange rates) and second quarter of 2004. The Equity Derivatives business delivered excellent performance, particularly in arbitrage activities and continued development of client-driven business, in particular flow products. Cash Equity and Advisory business was also very good in the primary market: the Group was appointed lead manager for the two largest deals in France for the quarter (placement of France Télécom shares and convertibles, placement of Total shares previously held by EDF).

Overall, the net banking income of the **Corporate & Investment Banking** arm remained stable (-1.1% compared to the third quarter of 2003 in absolute terms, +1.7% when adjusted for changes in Group structure and at constant exchange rates). Over 9 months, net banking income posted a limited decline (–3.0% compared to the first 9 months 2003).

The division's operating expenses increased by 3.3% compared to the third quarter of 2003 in absolute terms, reflecting continued investment in targeted product and client segments, aimed at establishing diversified growth drivers and bolstering our market share in high potential growth areas in which the Group is a recognised player.

The cost/income ratio came out at a low level of 62.8% over the quarter and 61.5% over 9 months.

Overall, gross operating income held up very well (-4.1% compared to the third quarter of 2003 when adjusted for changes in Group structure and at constant exchange rates).

In a very favourable credit risk environment, the Corporate & Investment Banking arm booked a net write-back of provisions of EUR 37 million in the third quarter (net write-back of EUR 23 million over 9 months): very few provisions were booked on new loans, while the conservative provisioning policy implemented in the past and the favourable credit risk environment enabled the write-back of specific provisions, either due to favourable developments in counterparties' financial position, or because the credit was repaid or sold under the bank's policy of actively managing its loan book.

A tight rein was kept on market risks: average VaR remained relatively low at EUR 26 million, vs. EUR 23.6 million in the second quarter. This slight increase was due to a lower offsetting effect at Group level.

6. CORPORATE CENTRE

The Corporate Centre made a negative contribution of EUR 130 million in the third quarter, after recognising a goodwill amortisation charge of EUR 39 million.

The continued trimming of the industrial equity portfolio reduced the portfolio's net book value to EUR 1.6 billion at September 30th 2004 (compared to EUR 2.6 billion at September 30th 2003), representing an unrealised capital gain of EUR 0.2 billion.

SUPPLEMENTS

CONSOLIDATED INCOME STATEMENT (in millions of euros)	Third quarter 2004	Third quarter 2003	Change Q3/Q3		9 months 2004	9 months 2003	Change 9M/9M	
Net banking income	4,077	3,862	+5.6%	+5.2% (*)	12,096	11,717	3.2%	3.0% (*)
Operating expenses	(2,737)	(2,596)	+5.4%	+3.9% (*)	(8,098)	(7,767)	4.3%	3.4% (*)
Gross operating income	**1,340**	**1,266**	**+5.8%**	**+7.9% (*)**	**3,998**	**3,950**	**1.2%**	**2.3% (*)**
Net allocation to provisions	(113)	(338)	-66.6%	-67.5% (*)	(437)	(1,045)	-58.2%	-58.3% (*)
Operating income	**1,227**	**928**	**+32.2%**	**+35.7%(*)**	**3,561**	**2,905**	**22.6%**	**24.5% (*)**
Net income from long-term investments	(33)	145	N/S		146	272	-46.3%	
Net income from companies accounted for by the equity method	10	6	+66.7%		27	28	-3.6%	
Exceptional items	0	0	N/S		(20)	(150)	-86.7%	
Amortisation of goodwill	(39)	(45)	-13.3%		(143)	(145)	-1.4%	
Income tax	(345)	(296)	+16.6%		(1,043)	(873)	19.5%	
Net income before minority interests	**820**	**738**	**+11.1%**		**2,528**	**2,037**	**24.1%**	
Minority interests	(81)	(68)	+19.1%		(239)	(189)	26.5%	
Net income	**739**	**670**	**+10.3%**		**2,289**	**1,848**	**23.9%**	
Annualised Group ROE after tax (%)	17.7%	17.3%			18.6%	16.2%		
Tier-one ratio at end of period	8.5%	8.1%			8.5%	8.1%		

(*) When adjusted for changes in Group structure and at constant exchange rates.

NET INCOME AFTER TAX BY CORE BUSINESS (in millions of euros)	Third quarter 2004	Third quarter 2003	Change Q3/Q3	9 months 2004	9 months 2003	Change 9M/9M
Retail Banking & Financial Services	**413**	**359**	**+15.0%**	**1,164**	**1,009**	**15.4%**
o.w. French Networks	245	225	+8.9%	701	642	9.2%
o.w. Financial Services	95	77	+23.4%	272	208	30.8%
o.w. Retail Banking outside France	73	57	+28.1%	191	159	20.1%
Global Investment Management	**82**	**75**	**+9.3%**	**275**	**200**	**37.5%**
o.w. Asset Management	51	47	+8.5%	151	127	18.9%
o.w. Private Banking	18	21	-14.3%	71	48	47.9%
o.w. GSSI + Boursorama	13	7	+85.7%	53	25	112.0%
Corporate & Investment Banking	**374**	**274**	**+36.5%**	**1,048**	**774**	**35.4%**
o.w. Equity & Advisory	150	117	+28.2%	371	338	9.8%
o.w. Corporate Banking & Fixed Income	224	157	+42.7%	677	436	55.3%
CORE BUSINESSES	**869**	**708**	**+22.7%**	**2,487**	**1,983**	**25.4%**
Corporate Centre	**(130)**	**(38)**	**N/S**	**(198)**	**(135)**	**46.7%**
GROUP	**739**	**670**	**+10.3%**	**2,289**	**1,848**	**23.9%**

QUARTERLY RESULTS BY CORE BUSINESS

(in millions of euros)	2002 Q1	2002 Q2	2002 Q3	2002 Q4	2003 Q1	2003 Q2	2003 Q3	2003 Q4	2004 Q1	2004 Q2	2004 Q3
Retail Banking & Financial Services											
Net banking income	2,116	2,051	2,086	2,194	2,113	2,241	2,240	2,386	2,277	2,427	2,414
Operating expenses	-1,435	-1,422	-1,392	-1,443	-1,465	-1,487	-1,458	-1,573	-1,519	-1,595	-1,572
Gross operating income	*681*	*629*	*694*	*751*	*648*	*754*	*782*	*813*	*758*	*832*	*842*
Net allocation to provisions	-165	-151	-149	-184	-134	-157	-171	-185	-151	-154	-137
Operating income	*516*	*478*	*545*	*567*	*514*	*597*	*611*	*628*	*607*	*678*	*705*
Net income from long-term investments	1	-7	29	-2	-2	3	2	3	27	-3	4
Net income from companies accounted for by the equity method	3	7	4	0	4	4	3	2	2	2	1
Income tax	-177	-161	-192	-193	-175	-205	-209	-216	-218	-233	-241
Net income before minority interests	*343*	*317*	*386*	*372*	*341*	*399*	*407*	*417*	*418*	*444*	*469*
Minority interests	-42	-40	-52	-41	-44	-46	-48	-49	-53	-58	-56
Net income	*301*	*277*	*334*	*331*	*297*	*353*	*359*	*368*	*365*	*386*	*413*
Average allocated capital	6,779	6,752	6,782	6,817	7,120	7,229	7,354	7,388	7,619	7,885	8,073
o.w. French networks											
Net banking income	1,321	1,358	1,335	1,400	1,349	1,413	1,419	1,464	1,436	1,465	1,449
Operating expenses	-947	-961	-943	-955	-971	-982	-972	-990	-1,006	-1,018	-991
Gross operating income	*374*	*397*	*392*	*445*	*378*	*431*	*447*	*474*	*430*	*447*	*458*
Net allocation to provisions	-64	-73	-72	-88	-66	-76	-89	-100	-71	-76	-69
Operating income	*310*	*324*	*320*	*357*	*312*	*355*	*358*	*374*	*359*	*371*	*389*
Net income from long-term investments	0	0	7	5	1	4	0	4	7	-2	4
Net income from companies accounted for by the equity method	0	1	1	0	1	1	0	1	1	0	0
Income tax	-107	-115	-109	-127	-109	-126	-125	-133	-128	-130	-137
Net income before minority interests	*203*	*210*	*219*	*235*	*205*	*234*	*233*	*246*	*239*	*239*	*256*
Minority interests	-12	-10	-9	-9	-11	-11	-8	-10	-12	-10	-11
Net income	*191*	*200*	*210*	*226*	*194*	*223*	*225*	*236*	*227*	*229*	*245*
Average allocated capital	4,292	4,275	4,264	4,285	4,368	4,463	4,548	4,568	4,649	4,747	4,812
o.w. Financial Services											
Net banking income	353	301	342	362	376	395	390	472	423	452	454
Operating expenses	-220	-221	-207	-233	-244	-246	-231	-308	-254	-265	-270
Gross operating income	*133*	*80*	*135*	*129*	*132*	*149*	*159*	*164*	*169*	*187*	*184*
Net allocation to provisions	-38	-31	-30	-36	-33	-39	-39	-44	-37	-37	-32
Operating income	*95*	*49*	*105*	*93*	*99*	*110*	*120*	*120*	*132*	*150*	*152*
Net income from long-term investments	0	0	19	0	0	0	0	-1	0	0	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0
Income tax	-36	-17	-46	-33	-36	-40	-43	-43	-48	-54	-54
Net income before minority interests	*59*	*32*	*78*	*60*	*63*	*70*	*77*	*76*	*84*	*96*	*98*
Minority interests	1	-2	0	-2	-3	1	0	1	-1	-2	-3
Net income	*60*	*30*	*78*	*58*	*60*	*71*	*77*	*77*	*83*	*94*	*95*
Average allocated capital	1,844	1,851	1,896	1,907	2,086	2,118	2,153	2,153	2,294	2,335	2,425
o.w. Retail Banking outside France											
Net banking income	442	392	409	432	388	433	431	450	418	510	511
Operating expenses	-268	-240	-242	-255	-250	-259	-255	-275	-259	-312	-311
Gross operating income	*174*	*152*	*167*	*177*	*138*	*174*	*176*	*175*	*159*	*198*	*200*
Net allocation to provisions	-63	-47	-47	-60	-35	-42	-43	-41	-43	-41	-36
Operating income	*111*	*105*	*120*	*117*	*103*	*132*	*133*	*134*	*116*	*157*	*164*
Net income from long-term investments	1	-7	3	-7	-3	-1	2	0	20	-1	0
Net income from companies accounted for by the equity method	3	6	3	0	3	3	3	1	1	2	1
Income tax	-34	-29	-37	-33	-30	-39	-41	-40	-42	-49	-50
Net income before minority interests	*81*	*75*	*89*	*77*	*73*	*95*	*97*	*95*	*95*	*109*	*115*
Minority interests	-31	-28	-43	-30	-30	-36	-40	-40	-40	-46	-42
Net income	*50*	*47*	*46*	*47*	*43*	*59*	*57*	*55*	*55*	*63*	*73*
Average allocated capital	643	626	622	625	666	648	653	667	676	803	836

	2002				2003				2004		
	Q1	*Q2*	*Q3*	*Q4*	*Q1*	*Q2*	*Q3*	*Q4*	*Q1*	*Q2*	*Q3*
Global Investment Management & Services											
Net banking income	498	510	470	503	439	478	501	565	545	551	541
Operating expenses	-374	-383	-361	-363	-355	-368	-386	-402	-394	-399	-397
Gross operating income	*124*	*127*	*109*	*140*	*84*	*110*	*115*	*163*	*151*	*152*	*144*
Net allocation to provisions	-1	0	-1	-13	0	-6	0	-7	0	-5	-6
Operating income	*123*	*127*	*108*	*127*	*84*	*104*	*115*	*156*	*151*	*147*	*138*
Net income from long-term investments	0	0	-1	-8	-1	0	-1	-8	0	1	-2
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0
Income tax	-40	-40	-36	-37	-25	-33	-34	-46	-45	-44	-43
Net income before minority interests	*83*	*87*	*71*	*82*	*58*	*71*	*80*	*102*	*106*	*104*	*93*
Minority interests	-5	-4	-2	-2	1	-5	-5	-12	-10	-7	-11
Net income	*78*	*83*	*69*	*80*	*59*	*66*	*75*	*90*	*96*	*97*	*82*
Average allocated capital	495	565	558	540	552	607	659	685	718	806	858
o.w. Asset Management											
Net banking income	254	253	220	260	200	211	222	278	230	239	253
Operating expenses	-166	-169	-151	-156	-140	-139	-143	-161	-148	-152	-157
Gross operating income	*88*	*84*	*69*	*104*	*60*	*72*	*79*	*117*	*82*	*87*	*96*
Net allocation to provisions	0	0	0	-8	0	0	0	-2	0	0	-5
Operating income	*88*	*84*	*69*	*96*	*60*	*72*	*79*	*115*	*82*	*87*	*91*
Net income from long-term investments	-1	0	-1	-8	-1	0	-1	-9	0	1	-1
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0
Income tax	-30	-28	-23	-30	-20	-25	-26	-36	-28	-30	-30
Net income before minority interests	*57*	*56*	*45*	*58*	*39*	*47*	*52*	*70*	*54*	*58*	*60*
Minority interests	-6	-5	-2	-2	-1	-5	-5	-9	-6	-6	-9
Net income	*51*	*51*	*43*	*56*	*38*	*42*	*47*	*61*	*48*	*52*	*51*
Average allocated capital	195	234	227	227	224	226	248	250	264	329	370
o.w. Private Banking											
Net banking income	86	85	81	85	80	80	103	112	122	114	109
Operating expenses	-66	-68	-65	-70	-63	-65	-75	-87	-82	-81	-81
Gross operating income	*20*	*17*	*16*	*15*	*17*	*15*	*28*	*25*	*40*	*33*	*28*
Net allocation to provisions	0	0	-5	-3	0	0	0	0	0	-4	-2
Operating income	*20*	*17*	*11*	*12*	*17*	*15*	*28*	*25*	*40*	*29*	*26*
Net income from long-term investments	0	0	0	0	0	0	0	0	0	0	-1
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0
Income tax	-4	-3	-3	-1	-3	-2	-5	-4	-8	-5	-5
Net income before minority interests	*16*	*14*	*8*	*11*	*14*	*13*	*23*	*21*	*32*	*24*	*20*
Minority interests	0	0	0	0	0	0	-2	-2	-2	-1	-2
Net income	*16*	*14*	*8*	*11*	*14*	*13*	*21*	*19*	*30*	*23*	*18*
Average allocated capital	150	151	154	151	157	164	182	219	232	250	265
o.w. GSSI & Boursorama											
Net banking income	158	172	169	158	159	187	176	175	193	198	179
Operating expenses	-142	-146	-145	-137	-152	-164	-168	-154	-164	-166	-159
Gross operating income	*16*	*26*	*24*	*21*	*7*	*23*	*8*	*21*	*29*	*32*	*20*
Net allocation to provisions	-1	0	4	-2	0	-6	0	-5	0	-1	1
Operating income	*15*	*26*	*28*	*19*	*7*	*17*	*8*	*16*	*29*	*31*	*21*
Net income from long-term investments	1	0	0	0	0	0	0	1	0	0	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0
Income tax	-6	-9	-10	-6	-2	-6	-3	-6	-9	-9	-8
Net income before minority interests	*10*	*17*	*18*	*13*	*5*	*11*	*5*	*11*	*20*	*22*	*13*
Minority interests	1	1	0	0	2	0	2	-1	-2	0	0
Net income	*11*	*18*	*18*	*13*	*7*	*11*	*7*	*10*	*18*	*22*	*13*
Average allocated capital	150	180	177	162	171	217	229	216	222	227	223

	2002				2003				2004		
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Corporate and Investment Banking											
Net banking income	1,171	1,263	883	1,047	1,091	1,364	1,216	1,063	1,174	1,104	1,203
Operating expenses	-812	-845	-669	-813	-675	-763	-731	-744	-705	-681	-755
Gross operating income	*359*	*418*	*214*	*234*	*416*	*601*	*485*	*319*	*469*	*423*	*448*
Net allocation to provisions	-154	-164	-191	-211	-186	-201	-139	16	-48	34	37
Operating income	*205*	*254*	*23*	*23*	*230*	*400*	*346*	*335*	*421*	*457*	*485*
Net income from long-term investments	-2	-25	3	48	0	1	2	24	2	-1	2
Net income from companies accounted for by the equity method	0	6	0	12	1	6	2	8	1	10	3
Income tax	-42	-53	39	-1	-39	-95	-74	-87	-102	-111	-114
Net income before minority interests	*161*	*182*	*65*	*82*	*192*	*312*	*276*	*280*	*322*	*355*	*376*
Minority interests	-3	-6	-6	-5	-1	-3	-2	-2	-2	-1	-2
Net income	*158*	*176*	*59*	*77*	*191*	*309*	*274*	*278*	*320*	*354*	*374*
Average allocated capital	3,634	3,590	3,646	3,698	3,605	3,612	3,609	3,529	3,524	3,581	3,620
o.w. Equity and Advisory											
Net banking income	491	524	226	341	369	562	505	428	435	511	555
Operating expenses	-411	-422	-288	-397	-281	-342	-358	-348	-306	-320	-364
Gross operating income	*80*	*102*	*-62*	*-56*	*88*	*220*	*147*	*80*	*129*	*191*	*191*
Net allocation to provisions	0	0	-5	-13	0	-10	0	-27	-31	0	-1
Operating income	*80*	*102*	*-67*	*-69*	*88*	*210*	*147*	*53*	*98*	*191*	*190*
Net income from long-term investments	0	-12	0	-4	-2	0	0	0	0	-2	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0
Income tax	-24	-27	37	47	-16	-59	-30	-17	-19	-47	-40
Net income before minority interests	*56*	*63*	*-30*	*-26*	*70*	*151*	*117*	*36*	*79*	*142*	*150*
Minority interests	0	0	0	0	0	0	0	0	0	0	0
Net income	*56*	*63*	*-30*	*-26*	*70*	*151*	*117*	*36*	*79*	*142*	*150*
Average allocated capital	492	483	466	426	407	407	403	404	428	445	434
o.w. Corporate Banking and Fixed Income											
Net banking income	680	739	657	706	722	802	711	635	739	593	648
Operating expenses	-401	-423	-381	-416	-394	-421	-373	-396	-399	-361	-391
Gross operating income	*279*	*316*	*276*	*290*	*328*	*381*	*338*	*239*	*340*	*232*	*257*
Net allocation to provisions	-154	-164	-186	-198	-186	-191	-139	43	-17	34	38
Operating income	*125*	*152*	*90*	*92*	*142*	*190*	*199*	*282*	*323*	*266*	*295*
Net income from long-term investments	-2	-13	3	52	2	1	2	24	2	1	2
Net income from companies accounted for by the equity method	0	6	0	12	1	6	2	8	1	10	3
Income tax	-18	-26	2	-48	-23	-36	-44	-70	-83	-64	-74
Net income before minority interests	*105*	*119*	*95*	*108*	*122*	*161*	*159*	*244*	*243*	*213*	*226*
Minority interests	-3	-6	-6	-5	-1	-3	-2	-2	-2	-1	-2
Net income	*102*	*113*	*89*	*103*	*121*	*158*	*157*	*242*	*241*	*212*	*224*
Average allocated capital	3,142	3,107	3,180	3,272	3,198	3,205	3,206	3,125	3,096	3,136	3,186
Corporate Centre											
Net banking income	-81	28	-118	-48	106	23	-95	-94	-38	-21	-81
Operating expenses	-45	-69	-21	-79	-24	-34	-21	-82	-38	-30	-13
Gross operating income	*-126*	*-41*	*-139*	*-127*	*82*	*-11*	*-116*	*-176*	*-76*	*-51*	*-94*
Net allocation to provisions	34	28	16	5	-10	-13	-28	-5	1	-1	-7
Operating income	*-92*	*-13*	*-123*	*-122*	*72*	*-24*	*-144*	*-181*	*-75*	*-52*	*-101*
Net income from long-term investments	68	-99	-268	-36	-109	235	142	106	166	-13	-37
Net income from companies accounted for by the equity method	-4	-10	19	11	5	2	1	5	1	1	6
Exceptional items	-2	-2	-4	-3	0	-150	0	0	-20	0	0
Amortisation of goodwill	-39	-62	-45	-38	-40	-60	-45	-72	-41	-63	-39
Income tax	53	56	101	74	20	-25	21	61	-1	56	53
Net income before minority interests	*-16*	*-130*	*-320*	*-114*	*-52*	*-22*	*-25*	*-81*	*30*	*-71*	*-118*
Minority interests	-10	-30	4	-10	-12	-11	-13	-11	-10	-17	-12
Net income	*-26*	*-160*	*-316*	*-124*	*-64*	*-33*	*-38*	*-92*	*20*	*-88*	*-130*
Average allocated capital	4,186	4,408	4,330	4,001	3,501	3,561	3,833	4,111	4,183	4,116	4,193

	2002				2003				2004		
	Q1	*Q2*	*Q3*	*Q4*	*Q1*	*Q2*	*Q3*	*Q4*	*Q1*	*Q2*	*Q3*
GROUP											
Net banking income	3,704	3,852	3,321	3,696	3,749	4,106	3,862	3,920	3,958	4,061	4,077
Operating expenses	-2,666	-2,719	-2,443	-2,698	-2,519	-2,652	-2,596	-2,801	-2,656	-2,705	-2,737
Gross operating income	*1,038*	*1,133*	*878*	*998*	*1,230*	*1,454*	*1,266*	*1,119*	*1,302*	*1,356*	*1,340*
Net allocation to provisions	*-286*	*-287*	*-325*	*-403*	*-330*	*-377*	*-338*	*-181*	*-198*	*-126*	*-113*
Operating income	*752*	*846*	*553*	*595*	*900*	*1,077*	*928*	*938*	*1,104*	*1,230*	*1,227*
Net income from long-term investments	*67*	*-131*	*-237*	*2*	*-112*	*239*	*145*	*125*	*195*	*-16*	*-33*
Net income from companies accounted for by the equity method	*-1*	*3*	*23*	*23*	*10*	*12*	*6*	*15*	*4*	*13*	*10*
Exceptional items	*-2*	*-2*	*-4*	*-3*	*0*	*-150*	*0*	*0*	*-20*	*0*	*0*
Amortisation of goodwill	*-39*	*-62*	*-45*	*-38*	*-40*	*-60*	*-45*	*-72*	*-41*	*-63*	*-39*
Income tax	*-206*	*-198*	*-88*	*-157*	*-219*	*-358*	*-296*	*-288*	*-366*	*-332*	*-345*
Net income before minority interests	*571*	*456*	*202*	*422*	*539*	*760*	*738*	*718*	*876*	*832*	*820*
Minority interests	*-60*	*-80*	*-56*	*-58*	*-56*	*-65*	*-68*	*-74*	*-75*	*-83*	*-81*
Net income	*511*	*376*	*146*	*364*	*483*	*695*	*670*	*644*	*801*	*749*	*739*
Average allocated capital	15,094	15,315	15,316	15,056	14,778	15,009	15,455	15,713	16,044	16,388	16,744

QUARTERLY NET INCOME BY CORE BUSINESS

	2002				2003				2004		
(in millions of euros)	*Q1*	*Q2*	*Q3*	*Q4*	*Q1*	*Q2*	*Q3*	*Q4*	*Q1*	*Q2*	*Q3*
Retail banking & Financial Services	**301**	**277**	**334**	**331**	**297**	**353**	**359**	**368**	**365**	**386**	**413**
French Networks	191	200	210	226	194	223	225	236	227	229	245
Financial Services	60	30	78	58	60	71	77	77	83	94	95
Retail Banking outside France	50	47	46	47	43	59	57	55	55	63	73
GIMS	**78**	**83**	**69**	**80**	**59**	**66**	**75**	**90**	**96**	**97**	**82**
Asset Management	51	51	43	56	38	42	47	61	48	52	51
Private Banking	16	14	8	11	14	13	21	19	30	23	18
GSSI + Boursorama	11	18	18	13	7	11	7	10	18	22	13
Corporate & Investment Banking	**158**	**176**	**59**	**77**	**191**	**309**	**274**	**278**	**320**	**354**	**374**
Equity & Advisory	56	63	-30	-26	70	151	117	36	79	142	150
Corporate Banking & Fixed Income	102	113	89	103	121	158	157	242	241	212	224
CORE BUSINESSES	**537**	**536**	**462**	**488**	**547**	**728**	**708**	**736**	**781**	**837**	**869**
Corporate Centre	**-26**	**-160**	**-316**	**-124**	**-64**	**-33**	**-38**	**-92**	**20**	**-88**	**-130**
GROUP	**511**	**376**	**146**	**364**	**483**	**695**	**670**	**644**	**801**	**749**	**739**

QUARTERLY ROE AFTER TAX BY CORE BUSINESS

(%)	2002 Q1	2002 Q2	2002 Q3	2002 Q4	2003 Q1	2003 Q2	2003 Q3	2003 Q4	2004 Q1	2004 Q2	2004 Q3
Retail Banking & Financial Services	**17.8%**	**16.4%**	**19.7%**	**19.4%**	**16.7%**	**19.5%**	**19.5%**	**19.9%**	**19.2%**	**19.6%**	**20.5%**
French Networks	17.8%	18.7%	19.7%	21.1%	17.8%	20.0%	19.8%	20.7%	19.5%	19.3%	20.4%
Financial Services	13.0%	6.5%	16.5%	12.2%	11.5%	13.4%	14.3%	14.3%	14.5%	16.1%	15.7%
Retail Banking outside France	31.1%	30.0%	29.6%	30.1%	25.8%	36.4%	34.9%	33.0%	32.5%	31.4%	34.9%
GIMS	**63.0%**	**58.8%**	**49.5%**	**59.3%**	**42.8%**	**43.5%**	**45.5%**	**52.6%**	**53.5%**	**48.1%**	**38.2%**
Asset Management	104.6%	87.2%	75.8%	98.7%	67.9%	74.3%	75.8%	97.6%	72.7%	63.2%	55.1%
Private Banking	42.7%	37.1%	20.8%	29.1%	35.7%	31.7%	46.2%	34.5%	51.6%	37.0%	27.2%
GSSI + Boursorama	29.3%	40.0%	40.7%	32.1%	16.4%	20.3%	12.2%	18.5%	32.4%	38.8%	23.3%
Corporate & Investment Banking	**17.4%**	**19.6%**	**6.5%**	**8.3%**	**21.2%**	**34.2%**	**30.4%**	**31.5%**	**36.3%**	**39.5%**	**41.3%**
Equity & Advisory	45.5%	52.2%	-25.8%	-24.4%	68.8%	148.4%	116.1%	35.6%	73.8%	127.6%	138.2%
Corporate Banking & Fixed Income	13.0%	14.5%	11.2%	12.6%	15.1%	19.7%	19.6%	31.0%	31.1%	27.0%	28.1%
CORE BUSINESSES	**19.7%**	**19.7%**	**16.8%**	**17.7%**	**19.4%**	**25.4%**	**24.4%**	**25.4%**	**26.3%**	**27.3%**	**27.7%**
GROUP	**13.5%**	**9.8%**	**3.8%**	**9.7%**	**13.1%**	**18.5%**	**17.3%**	**16.4%**	**20.0%**	**18.3%**	**17.7%**

RECEIVED

Paris, July 30th 2004

2004 DEC -8 P 3: 25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

GOOD RESULTS

SECOND QUARTER 2004:

- **Robust growth in franchises and sound revenues**
- **Tight cost control**
- **Low risk provisioning**

- **Record level of operating income: EUR 1,230 million (+13.4% vs. Q2 03 on a like-for-like basis*)**
- **Net income: EUR 749 million (+7.8% vs. Q2 03)**

FIRST HALF 2004:

- **Sharp increase in operating income: +32.4%* vs. H1 03**
- **ROE after tax: 19.1% (vs. 15.6% in H1 03)**
- **EPS: EUR 3.79 (+31.8% vs. H1 03)**

In EUR million	Q2 04	Change vs. Q2 03	H1 04	Change vs. H1 03
Net banking income	4,061	-1.1%	8,019	+2.1%
*On a like-for-like basis**		*-2.5%*		*+4.6%*
Operating expenses	(2,705)	+2.0%	(5,361)	+3.7%
*On a like-for-like basis**		*+0.1%*		*+3.2%*
Gross operating income	1,356	-6.7%	2,658	-1.0%
*On a like-for-like basis**		*-7.4%*		*+7.6%*
Operating income	1,230	+14.2%	2,334	+18.1%
*On a like-for-like basis**		*+13.4%*		*+32.4%*
Net income	749	+7.8%	1,550	+31.6%

	Q2 04	Q2 03	H1 04	H1 03
Group ROE after tax	18.3%	18.5%	19.1%	15.6%
Business line ROE after tax	27.2%	25.4%	26.7%	22.6%

* When adjusted for changes in Group structure, at constant exchange rates and, with respect to the comparison of first-half figures, excluding the exceptional capital gain on property disposal in the amount of EUR 187 million booked under net banking income in the first quarter of 2003.

CONTACTS

SOCIÉTÉ GÉNÉRALE
Jérôme FOURRÉ
+33 (0)1 42 14 25 00
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 17
Hélène AGABRIEL
+33 (0)1 41 45 97 13

COMM/PRS
Tour Société Générale
92972 Paris-La Défense Cedex
France

www.socgen.com
www.ir.socgen.com

SOCIÉTÉ GÉNÉRALE
A French corporation with share capital
of EUR 555 617 206.25
552 120 222 RCS PARIS

SOCIETE GENERALE
GROUP

RETAIL BANKING & FINANCIAL SERVICES - ASSET MANAGEMENT, PRIVATE BANKING & SECURITIES SERVICES - CORPORATE & INVESTMENT BANKING

At the meeting of the Board of Directors of Société Générale on July 29th 2004, chaired by Daniel Bouton, the Board closed the Group's consolidated accounts for the second quarter of 2004. Commenting on these results, Daniel Bouton said:

"The Group turned in solid performances in the second quarter of 2004, in line with previous quarters. The Retail Banking & Financial Services and Global Investment Management businesses continued to grow profitably. The Corporate & Investment Banking arm notched up a further increase in client-driven revenues while at the same time registering a decline in revenues from trading. At a favourable stage in the credit cycle, risk provisioning was very low, without any change to the Group's prudent provisioning policy. Operating income came out at a record level."

1. GROUP CONSOLIDATED RESULTS

The second quarter saw a gradual recovery take root in European economies, while the US economic environment proved more favourable. The financial markets were marked by rising interest rates, hesitant equity markets and low volatility. The volume of deals by European corporates volumes remained modest on both the equity and debt capital markets, while the credit environment remained highly favourable.

The Group produced strong performances over the period. Operating income came out at a record level of EUR 1,230 million, up 13.4% on the second quarter of 2003 when adjusted for changes in Group structure and at constant exchange rates, while net income rose by 7.8% in relation to the same period to stand at EUR 749 million.

Net income for the first half of the year totalled EUR 1,550 million, up 31.6% on the first half of 2003.

Net banking income

Net banking income for the quarter amounted to just under EUR 4.1 billion. In relation to the second quarter of 2003, which was a high benchmark for Corporate & Investment Banking, this represented a slight drop of 1.1% in absolute terms (down 2.5% when adjusted for changes in Group structure and at constant exchange rates). Trading revenues fell against a backdrop of rising interest rates, while net banking income rose for the other Group businesses.

Net banking income for the first half exceeded EUR 8 billion, up 4.6%* (+2.1% in absolute terms).

These performances underscored the Group's ability to deliver strong growth throughout the business cycle, thanks to its well-balanced business mix and the dynamic contribution made by its growth drivers.

* When adjusted for changes in Group structure, at constant exchange rates and excluding the exceptional capital gain on property disposal in the amount of EUR 187 million booked under net banking income in the first quarter of 2003.

Operating expenses

Operating expenses remained stable when adjusted for changes in Group structure and at constant exchange rates (+2.0% in absolute terms taking into account the acquisitions made over the past 12 months, notably Compagnie Bancaire Genève and General Bank of Greece).

The cost/income ratio for the second quarter was 66.6% compared with 64.6% in the second quarter of 2003, which marked a low point.

The cost/income ratio continued to improve over the first half of 2004 (down by over 4 points in two years). In line with targets, it came out at 66.9%, compared with 67.6% for the full-year 2003.

Operating income

The Group recorded an excellent operating performance in its Retail Banking & Financial Services and Global Investment Management businesses. Gross operating income declined in Corporate & Investment Banking on the back of the drop in trading revenues. Overall, the drop in the Group's gross operating income in relation to the exceptional level booked in the second quarter of 2003 was limited to 7.4% when adjusted for changes in Group structure and at constant exchange rates. Gross operating income for the first half was up 7.6%* on the same period in 2003.

The net allocation to provisions remained low for the third quarter running. In the French Networks, the cost of risk was stable at 34 bp of risk-weighted assets. Corporate & Investment Banking booked a net write-back of EUR 34 million in the second quarter (net allocation of EUR 14 million over the first half). There was little increase in the volume of doubtful loans, while the conservative provisioning policy implemented by the Group in the past and the favourable credit environment enabled write-backs of specific provisions. However, there was no draw-down of the general credit risk reserve (excluding country risk reserves), which stood at EUR 0.6 billion at June 30th 2004.

Overall, the Group posted a record quarterly operating income of EUR 1,230 million, up 13.4% on the second quarter of 2003 when adjusted for changes in Group structure and at constant exchange rates (+14.2% in absolute terms).

Operating income for the first half came out at EUR 2.3 billion, up 32.4%* on the same period in 2003 (+18.1% in absolute terms).

* When adjusted for changes in Group structure, at constant exchange rates and excluding the exceptional capital gain on property disposal in the amount of EUR 187 million booked under net banking income in the first quarter of 2003.

Net income

In a lacklustre stock market environment in France, net income from long-term investments was close to break-even over the quarter. After goodwill amortisation, corporate income tax (effective tax rate of 27.3% for the period) and minority interests, attributable net income totalled EUR 749 million for the quarter, up 7.8% on the second quarter of 2003. Group ROE after tax was 18.3% in the second quarter, compared with 18.5% for the same period in 2003.

Net income for the first half was up 31.6% at over EUR 1.5 billion. Group ROE after tax came out at 19.1% for the first half, against 15.6% for the first half of 2003.

Earnings per share amounted to EUR 3.79 for the first six months of the year, up 31.8% on the first half of 2003.

2. CAPITAL BASE

Group shareholders' equity stood at EUR 17.2 billion at June 30th 2004, representing a book value per share of EUR 42.4. The Tier-1 ratio was 8.52% at June 30th 2004 (compared with 8.64% at March 31st 2004). Risk-weighted assets increased by 6.6% in relation to June 30th 2003.

As part of its share buy-back policy principally aimed at cancelling out the dilutive impact of capital increases reserved for employees and stock options plans, Société Générale bought back 2.4 million shares over the quarter at an average price of EUR 68.0. At June 30th 2004, the Group held 36.3 million of its own shares (excluding those held as part of its trading activities), representing 8.3% of its total share capital.

The Group ranks amongst the highest rated banking groups in the euro zone (Standard & Poor's: AA-, Moody's: Aa3, Fitch: AA-).

3. RETAIL BANKING & FINANCIAL SERVICES

French Networks

In EUR million	Q2 04	Change vs. Q2 03	H1 04	Change vs. H1 03
Net banking income	**1,465**	**+3.7%**	**2,901**	**+5.0%**
Operating expenses	**(1,018)**	**+3.7%**	**(2,024)**	**+3.6%**
Gross operating income	**447**	**+3.7%**	**877**	**+8.4%**
Net allocation to provisions	**(76)**	**+0.0%**	**(147)**	**+3.5%**
Operating income	**371**	**+4.5%**	**730**	**+9.4%**
Net income	**229**	**+2.7%**	**456**	**+9.4%**

	Q2 04	Q2 03	H1 04	H1 03
ROE after tax	**19.3%**	**20.0%**	**19.4%**	**19.0%**

The Société Générale and Crédit du Nord networks, which together form the leading non-mutual retail banking group in France, continued to turn in sound performances.

These performances were underpinned by the quality of the networks' products and services, as well as by customer satisfaction levels. The retirement savings offering launched during the second quarter upon implementation of the French pension reform was ranked the best on the market by the financial press. The competitive prices of services for individual customers was also singled out in several surveys carried out in recent months. The latest image and customer satisfaction surveys confirm the strong position enjoyed by both networks* on the individual and business customer segments.

The business registered sustained growth in activity, with an expansion of the franchise and an increase in the number of products per personal current account. For the tenth year in succession, the net annual increase in the number of current accounts exceeded 100,000 (+121,000 between June 30th 2003 and June 30th 2004), with 29,000 accounts opened over the quarter (+2.2% year-on-year). Inflows into savings and investment products remained robust, particularly in life insurance and structured products (EUR 1.9 billion over the quarter). Mortgage loan issuance continued to increase, rising 9.7% in relation to the second quarter of 2003, which was itself a high benchmark.

This dynamic performance was also seen on the business customer segment, with sharp increases in investment loans to self-employed professionals (+9.3%) and SMEs (+12.1%). In contrast, draw-downs of short-term credit facilities declined (outstanding credits down 6.6%), reflecting the improvement in companies' cash position.

* Société Générale: the non-mutual retail bank named by the non-customers as their first choice if they had to change bank (source: *Efficience 3* survey, January 2004). Crédit du Nord and Société Générale ranked 1st and joint 2nd respectively amongst all retail banking networks in terms of image and satisfaction levels on the SME customer segment (source: CFI, April 2004).

The two domestic retail banking networks generated record revenues of EUR 1,465 million, up 3.7% on the second quarter of 2003, which was itself a high benchmark. Net banking income rose sharply over the first half of the year (+5.0% in relation to the same period in 2003).

This top-line growth benefited from the sharp increase in fee and commission income (+8.4%). The 15.2% rise in financial commissions was notably fuelled by inflows into life insurance products, while the growth in service fees (+6.3%) was driven primarily by volumes.

Net interest income (+0.4% in relation to the second quarter of 2003) reflected the sharp increase in customer deposits and loans (+4.4% and +12.8% respectively in relation to the second quarter of 2003 on the individual customer segment), but continued to be weighed on by the decline in interest rates seen in previous quarters.

Growth in operating expenses remained measured (+3.7% versus the second quarter of 2003). It remained primarily linked to an increase in costs directly associated with business volumes and to investments in the restructuring of the Société Générale network, notably the creation of regional middle and back-office platforms. A tight rein was kept on personnel expenses.

Gross operating income for the two French networks amounted to EUR 447 million, up 3.7% on the second quarter of 2003.

The cost of risk was stable at 34bp.

Net income rose 2.7% to EUR 229 million, while the ROE after tax was 19.3% for the quarter.

Over the first half of the year, net income amounted to EUR 456 million, up 9.4% on the first half of 2003. The first-half ROE after tax came out at 19.4%, compared with 19.0% a year earlier.

Retail Banking outside France

In EUR million	Q2 04	Change vs. Q2 03	H1 04	Change vs. H1 03
Net banking income	510	+17.8%	928	+13.0%
On a like-for-like basis & at constant exchange rates		*+7.4%*		*+7.6%*
Gross operating income	198	+13.8%	357	+14.4%
On a like-for-like basis & at constant exchange rates		*+13.1%*		*+16.3%*
Net allocation to provisions	(41)	-2.4%	(84)	+9.1%
Operating income	157	+18.9%	273	+16.2%
Net income	63	+6.8%	118	+15.7%

	Q2 04	Q2 03	H1 04	H1 03
ROE after tax	31.4%	36.4%	30.8%	30.7%

Retail Banking outside France is one of Société Générale's strategic development priorities. This business turned in an excellent commercial and financial performance, while continuing to invest in its future growth.

The Group consolidated General Bank of Greece for the first time in the second quarter, following its acquisition of a majority stake in the bank in March 2004 aimed at reinforcing its position in the Balkans. With 300,000 customers, a 2.5% market share in loans and a 2% market share in deposits, General Bank of Greece is the country's 7th largest bank.

The Group pursued its ambitious organic growth plans, notably in the Czech Republic, Russia, Serbia, Bulgaria and Egypt, which was reflected in major investments in marketing, the branch networks (an additional 43 branches opened since June 30th 2003) and information systems.

The business line continued to notch up sustained growth in its franchises, attracting 365,000 new individual customers between end-June 2003 and end-June 2004 across the various platforms when adjusted for changes in Group structure (+8%). Over the same period, customer deposits and outstanding loans rose by 9% and 6% respectively when adjusted for changes in Group structure and at constant exchange rates. A particularly strong performance was seen on the personal loan segment, where growth stood at 25%, clearly marking the shift towards a more retail-oriented business model.

Despite low interest rates, revenues rose by 7.4% compared with the second quarter of 2003 when adjusted for changes in Group structure and at constant exchange rates (+17.8% in absolute terms). Quarterly net banking income broke through the EUR 500 million mark for the first time to stand at EUR 510 million, representing 13% of total Group revenues.

Over the first six months of the year, net banking income was up 7.6% when adjusted for changes in Group structure and at constant exchange rates (+13.0% in absolute terms).

The rise in operating expenses remained modest (+3.6% in relation to the second quarter of 2003 when adjusted for changes in Group structure and at constant exchange rates), despite the pick-up in investments.

Risk provisioning was low at EUR 41 million for the quarter, stable against the second quarter of 2003.

Operating income was up 18.9% over the quarter (+16.4% when adjusted for changes in Group structure and at constant exchange rates) for an ROE after tax of 31.4%.

Over the first half, operating income rose by 16.2% (+17.1% when adjusted for changes in Group structure and at constant exchange rates). The ROE after tax came out at 30.8% over the first six months of the year.

Financial Services

In EUR million	Q2 04	Change vs. Q2 03	H1 04	Change vs. H1 03
Net banking income	**520**	**+14.0%**	**1,006**	**+13.8%**
On a like-for-like basis & at constant exchange rates		***+12.3%***		***+12.1%***
Gross operating income	**201**	**+25.6%**	**381**	**+29.6%**
On a like-for-like basis & at constant exchange rates		***+24.4%***		***+27.9%***
Net allocation to provisions	**(38)**	**-5.0%**	**(75)**	**+4.2%**
Operating income	**163**	**+35.8%**	**306**	**+37.8%**
Net income	**102**	**+34.2%**	**192**	**+38.1%**

	Q2 04	Q2 03	H1 04	H1 03
ROE after tax	**16.7%**	**13.6%**	**15.6%**	**12.5%**

The Group's Financial Services activities comprise three business lines: Specialised Financing, Life Insurance, and Securities and Banking Services.

The **Specialised Financing** arm confirmed its position as one of the Group's growth drivers through its continued development in Europe.

In the consumer credit business, new loan issuance was strong (up 11% on the second quarter of 2003), with solid performances in France (+9%) and Italy (+13%).

Revenues generated by SG Equipment Finance, which brings together the Group's full offering in vendor and equipment finance, were up on the second quarter of 2003.

In operational vehicle leasing, ALD Automotive continued to expand its international network, starting up operations in Switzerland, Ukraine, Romania, the Baltic States and Egypt. ALD Automotive now manages a fleet of 541,000 vehicles (up 9% on June 30th 2003) after winning a number of contracts.

ECS, the Group's IT asset leasing and management subsidiary, posted a strong rise in the number of new contracts (+25% compared with the second quarter of 2003).

Overall, revenues generated by the **Specialised Financing** business line rose by 8.3% in relation to the second quarter of 2003 when adjusted for changes in Group structure and at constant exchange rates. The ROE after tax stood at 20.3% for the quarter and 18.7% for the first half of the year (16.8% in the first half of 2003).

In the **Life Insurance** business, SOGECAP registered record premium income, up 31% in relation to the second quarter of 2003, outstripping growth in the French bancassurance market as a whole (+19%). Consequently, its market share stood at 14.8% as measured by insurance premiums.

The **Securities and Banking Services** arm recorded a 7% increase in revenues, mirroring the growth in assets under custody and transaction volumes.

Overall, **the Financial Services** arm notched up 35% growth in operating income compared with the second quarter of 2003 when adjusted for changes in group structure and at constant exchange rates, confirming its capacity for profitable growth. Its ROE after tax stood at 16.7% for the quarter.

The arm's first-half operating income rose by 36.5% when adjusted for changes in Group structure and at constant exchange rates, while the ROE after tax came out at 15.6%, versus 12.5% in the first half of 2003.

4. GLOBAL INVESTMENT MANAGEMENT

In EUR million	Q2 04	Change vs. Q2 03	H1 04	Change vs. H1 03
Net banking income	**353**	**+21.3%**	**705**	**+23.5%**
On a like-for-like basis & at constant exchange rates		*+16.5%*		*+20.0%*
Operating expenses	**(233)**	**+14.2%**	**(463)**	**+13.8%**
On a like-for-like basis & at constant exchange rates		*+11.1%*		*+12.1%*
Operating income	**116**	**+33.4%**	**238**	**+45.1%**
On a like-for-like basis & at constant exchange rates		*+24.3%*		*+36.4%*
Net income	**75**	**+36.5%**	**153**	**+43.0%**
o/w Asset Management	52	*+23.8%*	100	*+25.0%*
o/w Private Banking	23	*+77.7%*	53	*+96.3%*

In EUR billion	Q2 04	Q2 03	H1 04	H1 03
Net new money over period	7.8	1.7	14.0	4.6
Assets under management (at end of period)	311	273	311	273

The Global Investment Management arm turned in a very satisfactory commercial performance: the net inflow of new money over the period totalled EUR 7.8 billion, representing annualised growth in new money equivalent to over 10% of assets under management. Since the start of 2004, net new money has totalled EUR 14 billion. Assets under management stood at EUR 311 billion* at June 30th 2004, up by over EUR 11 billion quarter-on-quarter.

The arm's financial results also showed a sharp improvement, with net banking income up 21.3% on the second quarter of 2003 (+16.5% when adjusted for changes in Group structure and at constant exchange rates), and net income up 36.5% at EUR 75 million. Over the first half, net income rose 43.0% to stand at EUR 153 million.

Asset Management

The business line pursued its growth strategy based on the development of an innovative offering (notably in alternative management and multi-management), cross-selling between platforms, and the harnessing of growth drivers in the form of partnerships. In Asia, SG AM reinforced its presence with the full consolidation of Resona AM, the asset management subsidiary acquired from Japan's 5th largest banking group in April 2004. Furthermore, SG AM signed a joint venture agreement with State Bank of India, the leading Indian banking group with 105 million customers

* Excluding assets managed by Lyxor Asset Management (EUR 41 billion at June 30th 2004), whose results are consolidated in the Equity and Advisory business line, and the assets of customers managed directly by the French networks (EUR 67 billion held by customers with investible assets exceeding EUR 150,000).

and 13,000 branches. SG AM has thus gained access to 325 million potential new customers in Asia.

The net inflow of new money for the quarter amounted to EUR 6.5 billion, with EUR 3.0 billion of this total invested in alternative management products and EUR 2.8 billion in equity and diversified funds. Cross-selling between the platforms contributed EUR 1.9 billion over the period. Assets managed by SG AM thus rose sharply to stand at EUR 263 billion at June 30th 2004.

Net banking income was up sharply by 15.5% compared with the second quarter of 2003 when adjusted for changes in Group structure and at constant exchange rates.

The rise in operating expenses remained well below that in revenues (+11.8% compared with the second quarter of 2003 when adjusted for changes in Group structure and at constant exchange rates), notably due to the rise in performance-linked pay related to growth in activity.

Net income for the quarter was up 23.8% on the second quarter of 2003. Net income for the first half of 2003 rose by 25.0% in relation to the same period of the previous year.

Private Banking

The business line continued its sustained sales drive with strong asset gathering over the period. Net new money totalled EUR 1.3 billion in the second quarter (representing annualised growth in new money equivalent to over 11% of assets under management) and EUR 2.6 billion over the first half, bringing total assets under management at June 30th 2004 to EUR 48.3 billion* compared with EUR 36.8 billion at June 30th 2003. This performance includes assets managed by Compagnie Bancaire Genève, which was consolidated in the third quarter of 2003 with EUR 7.9 billion under management. It also reflects the sound level of activity in France and Europe. The business line's development in Asia has met with considerable success, with Société Générale emerging as one of the top five global players in this region in the space of a few years.

The sustained level of asset gathering drove net banking income up 19.2% compared with the second quarter of 2003 when adjusted for changes in Group structure and at constant exchange rates.

With a tight rein kept on costs, net income came out at EUR 23 million, up 29.3% versus the second quarter of 2003 when adjusted for changes in Group structure and at constant exchange rates.

Net income for the first half stood at EUR 53 million, up 56% on the same period in 2003 when adjusted for changes in Group structure and at constant exchange rates.

* Excluding the assets of customers managed directly by the French networks (EUR 67 billion held by customers with investible assets exceeding EUR 150,000).

5. CORPORATE & INVESTMENT BANKING

In EUR million	Q2 04	Change vs. Q2 03	H1 04	Change vs. H1 03
Net banking income	1,216	-17.3%	2,497	-6.2%
On a like-for-like basis & at constant exchange rates		*-17.1%*		*-3.9%*
Operating expenses	(778)	-9.4%	(1,576)	-3.0%
On a like-for-like basis & at constant exchange rates		*-8.7%*		*-0.5%*
Gross operating income	438	-28.4%	921	-11.2%
On a like-for-like basis & at constant exchange rates		*-28.8%*		*-9.3%*
Net allocation to provisions	34	NM	(14)	-96.4%
Operating income	472	+16.3%	907	+40.4%
On a like-for-like basis & at constant exchange rates		*+16.0%*		*+44.7%*
Net income	364	+16.3%	693	+35.6%

	Q2 04	Q2 03	H1 04	H1 03
ROE after tax	39.5%	33.8%	38.7%	28.0%

The Group's Corporate & Investment Banking arm posted a net income of EUR 364 million in the second quarter of 2004, up 16.3% on the second quarter of the previous year. The business thus turned in its second-best quarterly performance after the first quarter of 2000, which was marked by exceptional market conditions.

Over the first half of the year, net income totalled EUR 693 million, representing an increase of 35.6% in relation to the same period in 2003.

In a less favourable market environment, trading revenues were down on the second quarter of 2003, which was an exceptional quarter across the board. In contrast, client-driven revenues were up sharply. Overall, net banking income declined by 17.3% in relation to the second quarter of 2003.

Over the first half of the year, the decrease in revenues was limited to 6.2% compared with the same period in 2003.

SG Corporate & Investment Banking reaped the rewards of the investments made over the last three years: *Euromoney* named the Group "Most Improved Debt House – Western Europe" and the Group's pan-European equity research team took the top spot for French equities in the *Thomson Extel* survey. The Group's global leadership in export and commodity finance was once again confirmed by the magazine *Trade Finance*.

Revenues over the quarter in the **Corporate Banking and Fixed Income** business were affected by a more difficult interest rate environment. In Fixed Income, strong sales activity was seen in currency and credit derivatives. The structured finance activities registered growth in activity despite the sluggish recovery in corporate investment, while FIMAT generated record revenues.

In **Equity and Advisory**, the Equity Derivatives business maintained its dynamic commercial performance, particularly in structured products aimed at both distribution networks and institutional clients. This performance was up on the already high level seen in the second quarter of 2003 and was significantly higher than that registered in the first quarter of 2004. The Cash Equity and Advisory business was affected by the low volume of primary market deals, particularly in France.

The division's operating expenses were down 9.4% in relation to the second quarter of 2003, thanks to the reduction in bonuses and continued cost control. The cost/income ratio came out at 64.0% for the quarter and 63.1% for the half-year, compared with 63.7% over the full-year 2003. The Corporate & Investment Banking arm intends to pursue its policy of selective investment in a few high-potential product and client segments, notably equity derivatives, fixed income and financial institutions, in order to bolster growth in client-driven revenues.

The Corporate & Investment Banking arm booked a net write-back of provisions of EUR 34 million in the second quarter, with net provisioning of EUR 14 million over the first half of 2004. Only a few loans required provisioning, while the conservative provisioning policy implemented in the past and the favourable credit environment enabled the write-back of specific provisions, either due to a favourable evolution of counterparties' financial position, or because the credit was repaid or sold under the bank's policy of actively managing its loan book.

A tight rein was kept on market risks: the average VaR was low at EUR 23.6 million for the quarter compared with EUR 27.2 million in the first quarter of 2004.

Overall, the business posted a high level of profitability, with an ROE after tax of 39.5% for the quarter, compared with 33.8% in the second quarter of 2003.

The ROE after tax for the first half came out at 38.7%, versus 28.0% for the same period in 2003.

6. CORPORATE CENTRE

The Corporate Centre made a negative contribution of EUR 84 million in the second quarter, after recognising a goodwill amortisation charge of EUR 63 million.

The announced trimming of the equity portfolio (excluding stakes in banks) continued in the second quarter, with the disposal of the Group's stake in Société Foncière Lyonnaise*. At June 30th 2004, the net book value of the industrial equity portfolio was EUR 1.8 billion, representing an unrealised capital gain of EUR 0.2 billion, compared with a net book value of EUR 2.8 billion at June 30th 2003.

This document contains a number of forecasts and comments relating to the targets and strategies of the Société Générale Group.

These forecasts are based on a series of assumptions, both general and specific. As a result, there is a risk that these projections will not be met. Readers are therefore advised not to rely on these figures more than is justified as the Group's future results are liable to be affected by a number of factors and may therefore differ from current estimates.

Readers are advised to take into account factors of uncertainty and risk when basing their investment decisions on information provided in this document.

As of the third quarter of 2004, the Group will publish its results according to its new structure, that is taking into account the recently created securities division (GSSI).

2004 publications and events

September 27th 2004	Investors' Day (Paris)
November 9th 2004	Third quarter 2004 results
February 10th 2005	Fourth quarter and full year 2004 results

* As a reminder, the Group booked a capital gain of EUR 242 million on the sale of its stake in Crédit Lyonnais in the second quarter of 2003.

SUPPLEMENTS

CONSOLIDATED INCOME STATEMENT (in millions of euros)	Second quarter 2004	Second quarter 2003[1]	Change Q2/Q2		First half 2004	First half 2003	Change H1/H1	
Net banking income	4,061	4,106	-1.1%	-2.5% (*)	8,019	7,855	+2.1%	+4.6% (*)
Operating expenses	(2,705)	(2,652)	+2.0%	+0.1% (*)	(5,361)	(5,171)	+3.7%	+3.2% (*)
Gross operating income	**1,356**	**1,454**	**-6.7%**	**-7.4% (*)**	**2,658**	**2,684**	**-1.0%**	**+7.6% (*)**
Net allocation to provisions	(126)	(377)	-66.6%	-66.5% (*)	(324)	(707)	-54.2%	-53.9% (*)
Operating income	**1,230**	**1,077**	**+14.2%**	**+13.4% (*)**	**2,334**	**1,977**	**+18.1%**	**+32.4% (*)**
Net income from long-term investments	(16)	239	NM		179	127	+40.9%	
Net income from companies accounted for by the equity method	13	12	+8.3%		17	22	-22.7%	
Exceptional items	0	(150)	-100.0%		(20)	(150)	-86.7%	
Amortisation of goodwill	(63)	(60)	+5.0%		(104)	(100)	+4.0%	
Income tax	(332)	(358)	-7.3%		(698)	(577)	+21.0%	
Net income before minority interests	**832**	**760**	**+9.5%**		**1,708**	**1,299**	**+31.5%**	
Minority interests	(83)	(65)	+27.7%		(158)	(121)	+30.6%	
Net income	**749**	**695**	**+7.8%**		**1,550**	**1,178**	**+31.6%**	
Annualised Group ROE after tax (%)	18.3%	18.5%			19.1%	15.6%		
Tier-one ratio at end of period	8.5%	8.1%			8.5%	8.1%		

(*) When adjusted for changes in Group structure and at constant exchange rates.

(1) After reclassification of part of SG Bank and Trust Luxembourg's treasury activities from Financial Services to Private Banking.

NET INCOME AFTER TAX BY CORE BUSINESS (in millions of euros)	Second quarter 2004	Second quarter 2003[1]	Change Q2/Q2	First half 2004	First half 2003	Change H1/H1
Retail Banking & Financial Services	**394**	**358**	**+10.1%**	**766**	**658**	**+16.4%**
o.w. French Networks	229	223	+2.7%	456	417	+9.4%
o.w. Financial Services	102	76	+34.2%	192	139	+38.1%
o.w. Retail Banking outside France	63	59	+6.8%	118	102	+15.7%
Global Investment Management	**75**	**55**	**+36.5%**	**153**	**107**	**+43.0%**
o.w. Asset Management	52	42	+23.8%	100	80	+25.0%
o.w. Private Banking	23	13	+77.7%	53	27	+96.3%
Corporate & Investment Banking	**364**	**313**	**+16.3%**	**693**	**511**	**+35.6%**
o.w. Equity & Advisory	142	151	-6.0%	221	221	+0.0%
o.w. Corporate Banking & Fixed Income	222	162	+37.0%	472	290	+62.8%
CORE BUSINESSES	**833**	**726**	**+14.8%**	**1,612**	**1,276**	**+26.3%**
Corporate Centre	**(84)**	**(31)**	**NM**	**(62)**	**(98)**	**-36.7%**
GROUP	**749**	**695**	**+7.8%**	**1,550**	**1,178**	**+31.6%**

QUARTERLY RESULTS BY CORE BUSINESS

	2002(1)				2003(1)				2004	
(in millions of euros)	*Q1*	*Q2*	*Q3*	*Q4*	*Q1*	*Q2*	*Q3*	*Q4*	*Q1*	*Q2*
Retail Banking & Financial Services										
Net banking income	2,168	2,112	2,140	2,244	2,165	2,302	2,296	2,443	2,340	2,495
Operating expenses	(1,480)	(1,468)	(1,437)	(1,482)	(1,515)	(1,537)	(1,512)	(1,627)	(1,571)	(1,649)
Gross operating income	*688*	*644*	*703*	*762*	*650*	*765*	*784*	*816*	*769*	*846*
Net allocation to provisions	(165)	(151)	(150)	(185)	(133)	(158)	(171)	(186)	(151)	(155)
Operating income	*523*	*493*	*553*	*577*	*517*	*607*	*613*	*630*	*618*	*691*
Net income from long-term investments	1	(7)	29	(2)	(2)	3	2	2	27	(3)
Net income from companies accounted for by the equity method	3	7	4	0	4	4	3	2	2	2
Income tax	(179)	(166)	(195)	(197)	(176)	(208)	(210)	(216)	(221)	(238)
Net income before minority interests	*348*	*327*	*391*	*378*	*343*	*406*	*408*	*418*	*426*	*452*
Minority interests	(42)	(40)	(52)	(41)	(43)	(48)	(48)	(48)	(54)	(58)
Net income	*306*	*287*	*339*	*337*	*300*	*358*	*360*	*370*	*372*	*394*
o.w. French Networks										
Net banking income	1,321	1,358	1,335	1,400	1,349	1,413	1,419	1,464	1,436	1,465
Operating expenses	(947)	(961)	(943)	(955)	(971)	(982)	(972)	(990)	(1,006)	(1,018)
Gross operating income	*374*	*397*	*392*	*445*	*378*	*431*	*447*	*474*	*430*	*447*
Net allocation to provisions	(64)	(73)	(72)	(88)	(66)	(76)	(89)	(100)	(71)	(76)
Operating income	*310*	*324*	*320*	*357*	*312*	*355*	*358*	*374*	*359*	*371*
Net income from long-term investments	0	0	7	5	1	4	0	4	7	(2)
Net income from companies accounted for by the equity method	0	1	1	0	1	1	0	1	1	0
Income tax	(107)	(115)	(109)	(127)	(109)	(126)	(125)	(133)	(128)	(130)
Net income before minority interests	*203*	*210*	*219*	*235*	*205*	*234*	*233*	*246*	*239*	*239*
Minority interests	(12)	(10)	(9)	(9)	(11)	(11)	(8)	(10)	(12)	(10)
Net income	*191*	*200*	*210*	*226*	*194*	*223*	*225*	*236*	*227*	*229*
o.w. Financial Services										
Net banking income	405	362	396	412	428	456	446	529	486	520
Operating expenses	(265)	(267)	(252)	(272)	(294)	(296)	(285)	(362)	(306)	(319)
Gross operating income	*140*	*95*	*144*	*140*	*134*	*160*	*161*	*167*	*180*	*201*
Net allocation to provisions	(38)	(31)	(31)	(37)	(32)	(40)	(39)	(45)	(37)	(38)
Operating income	*102*	*64*	*113*	*103*	*102*	*120*	*122*	*122*	*143*	*163*
Net income from long-term investments	0	0	19	0	0	0	0	(2)	0	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0
Income tax	(38)	(22)	(49)	(37)	(37)	(43)	(44)	(43)	(51)	(59)
Net income before minority interests	*64*	*42*	*83*	*66*	*65*	*77*	*78*	*77*	*92*	*104*
Minority interests	1	(2)	0	(2)	(2)	(1)	0	2	(2)	(2)
Net income	*65*	*40*	*83*	*64*	*63*	*76*	*78*	*79*	*90*	*102*
o.w. Retail Banking outside France										
Net banking income	442	392	409	432	388	433	431	450	418	510
Operating expenses	(268)	(240)	(242)	(255)	(250)	(259)	(255)	(275)	(259)	(312)
Gross operating income	*174*	*152*	*167*	*177*	*138*	*174*	*176*	*175*	*159*	*198*
Net allocation to provisions	(63)	(47)	(47)	(60)	(35)	(42)	(43)	(41)	(43)	(41)
Operating income	*111*	*105*	*120*	*117*	*103*	*132*	*133*	*134*	*116*	*157*
Net income from long-term investments	1	(7)	3	(7)	(3)	(1)	2	0	20	(1)
Net income from companies accounted for by the equity method	3	6	3	0	3	3	3	1	1	2
Income tax	(34)	(29)	(37)	(33)	(30)	(39)	(41)	(40)	(42)	(49)
Net income before minority interests	*81*	*75*	*89*	*77*	*73*	*95*	*97*	*95*	*95*	*109*
Minority interests	(31)	(28)	(43)	(30)	(30)	(36)	(40)	(40)	(40)	(46)
Net income	*50*	*47*	*46*	*47*	*43*	*59*	*57*	*55*	*55*	*63*

(1) After reclassification of part of SG Bank and Trust Luxembourg's treasury activities from Financial Services to Private Banking.

	2002[1]				2003[1]				2004	
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Global Investment Management										
Net banking income	340	338	301	345	280	291	325	390	352	353
Operating expenses	(232)	(237)	(216)	(226)	(203)	(204)	(218)	(248)	(230)	(233)
Gross operating income	*108*	*101*	*85*	*119*	*77*	*87*	*107*	*142*	*122*	*120*
Net allocation to provisions	0	0	(5)	(11)	0	0	0	(2)	(0)	(4)
Operating income	*108*	*101*	*80*	*108*	*77*	*87*	*107*	*140*	*122*	*116*
Net income from long-term investments	(1)	0	(1)	(8)	(1)	0	(1)	(9)	0	1
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0
Income tax	(34)	(31)	(26)	(31)	(23)	(27)	(31)	(40)	(36)	(35)
Net income before minority interests	*73*	*70*	*53*	*69*	*53*	*60*	*75*	*91*	*86*	*82*
Minority interests	(6)	(5)	(2)	(2)	(1)	(5)	(7)	(11)	(8)	(7)
Net income	*67*	*65*	*51*	*67*	*52*	*55*	*68*	*80*	*78*	*75*
o.w. Asset Management										
Net banking income	254	253	220	260	200	211	222	278	230	239
Operating expenses	(166)	(169)	(151)	(156)	(140)	(139)	(143)	(161)	(148)	(152)
Gross operating income	*88*	*84*	*69*	*104*	*60*	*72*	*79*	*117*	*82*	*87*
Net allocation to provisions	0	0	0	(8)	0	0	0	(2)	0	0
Operating income	*88*	*84*	*69*	*96*	*60*	*72*	*79*	*115*	*82*	*87*
Net income from long-term investments	(1)	0	(1)	(8)	(1)	0	(1)	(9)	0	1
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0
Income tax	(30)	(28)	(23)	(30)	(20)	(25)	(26)	(36)	(28)	(30)
Net income before minority interests	*57*	*56*	*45*	*58*	*39*	*47*	*52*	*70*	*54*	*58*
Minority interests	(6)	(5)	(2)	(2)	(1)	(5)	(5)	(9)	(6)	(6)
Net income	*51*	*51*	*43*	*56*	*38*	*42*	*47*	*61*	*48*	*52*
o.w. Private Banking										
Net banking income	86	85	81	85	80	80	103	112	122	114
Operating expenses	(66)	(68)	(65)	(70)	(63)	(65)	(75)	(87)	(82)	(81)
Gross operating income	*20*	*17*	*16*	*15*	*17*	*15*	*28*	*25*	*40*	*33*
Net allocation to provisions	0	0	(5)	(3)	0	0	0	0	0	(4)
Operating income	*20*	*17*	*11*	*12*	*17*	*15*	*28*	*25*	*40*	*29*
Net income from long-term investments	0	0	0	0	0	0	0	0	0	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0
Income tax	(4)	(3)	(3)	(1)	(3)	(2)	(5)	(4)	(8)	(5)
Net income before minority interests	*16*	*14*	*8*	*11*	*14*	*13*	*23*	*21*	*32*	*24*
Minority interests	0	0	0	0	0	0	(2)	(2)	(2)	(1)
Net income	*16*	*14*	*8*	*11*	*14*	*13*	*21*	*19*	*30*	*23*
Corporate and Investment Banking										
Net banking income	1,272	1,365	987	1,145	1,191	1,471	1,318	1,161	1,281	1,216
Operating expenses	(899)	(933)	(757)	(898)	(766)	(859)	(823)	(826)	(798)	(778)
Gross operating income	*373*	*432*	*230*	*247*	*425*	*612*	*495*	*335*	*483*	*438*
Net allocation to provisions	(155)	(165)	(186)	(211)	(185)	(206)	(139)	11	(48)	34
Operating income	*218*	*267*	*44*	*36*	*240*	*406*	*356*	*346*	*435*	*472*
Net income from long-term investments	(1)	(25)	2	48	0	1	2	26	2	(1)
Net income from companies accounted for by the equity method	0	6	0	12	1	6	2	8	1	10
Income tax	(47)	(57)	32	(6)	(42)	(97)	(77)	(91)	(107)	(116)
Net income before minority interests	*170*	*191*	*78*	*90*	*199*	*316*	*283*	*289*	*331*	*365*
Minority interests	(3)	(6)	(6)	(5)	(1)	(3)	(2)	(2)	(2)	(1)
Net income	*167*	*185*	*72*	*85*	*198*	*313*	*281*	*287*	*329*	*364*

(1) After reclassification of part of SG Bank and Trust Luxembourg's treasury activities from Financial Services to Private Banking.

	2002(1)				2003(1)				2004	
	Q1	*Q2*	*Q3*	*Q4*	*Q1*	*Q2*	*Q3*	*Q4*	*Q1*	*Q2*
o.w. Equity and Advisory										
Net banking income	491	524	226	341	369	562	505	428	435	511
Operating expenses	(411)	(422)	(288)	(397)	(281)	(342)	(358)	(348)	(306)	(320)
Gross operating income	*80*	*102*	*(62)*	*(56)*	*88*	*220*	*147*	*80*	*129*	*191*
Net allocation to provisions	0	0	(5)	(13)	0	(10)	0	(27)	(31)	0
Operating income	*80*	*102*	*(67)*	*(69)*	*88*	*210*	*147*	*53*	*98*	*191*
Net income from long-term investments	0	(12)	0	(4)	(2)	0	0	0	0	(2)
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0
Income tax	(24)	(27)	37	47	(16)	(59)	(30)	(17)	(19)	(47)
Net income before minority interests	*56*	*63*	*(30)*	*(26)*	*70*	*151*	*117*	*36*	*79*	*142*
Minority interests	0	0	0	0	0	0	0	0	0	0
Net income	*56*	*63*	*(30)*	*(26)*	*70*	*151*	*117*	*36*	*79*	*142*
o.w. Corporate Banking and Fixed Income										
Net banking income	781	841	761	804	822	909	813	733	846	705
Operating expenses	(488)	(511)	(469)	(501)	(485)	(517)	(465)	(478)	(492)	(458)
Gross operating income	*293*	*330*	*292*	*303*	*337*	*392*	*348*	*255*	*354*	*247*
Net allocation to provisions	(155)	(165)	(181)	(198)	(185)	(196)	(139)	38	(17)	34
Operating income	*138*	*165*	*111*	*105*	*152*	*196*	*209*	*293*	*337*	*281*
Net income from long-term investments	(1)	(13)	2	52	2	1	2	26	2	1
Net income from companies accounted for by the equity method	0	6	0	12	1	6	2	8	1	10
Income tax	(23)	(30)	(5)	(53)	(26)	(38)	(47)	(74)	(88)	(69)
Net income before minority interests	*114*	*128*	*108*	*116*	*129*	*165*	*166*	*253*	*252*	*223*
Minority interests	(3)	(6)	(6)	(5)	(1)	(3)	(2)	(2)	(2)	(1)
Net income	*111*	*122*	*102*	*111*	*128*	*162*	*164*	*251*	*250*	*222*
Corporate Centre										
Net banking income	(76)	37	(107)	(38)	113	42	(77)	(74)	(15)	(3)
Operating expenses	(55)	(81)	(33)	(92)	(35)	(52)	(43)	(100)	(57)	(45)
Gross operating income	*(131)*	*(44)*	*(140)*	*(130)*	*78*	*(10)*	*(120)*	*(174)*	*(72)*	*(48)*
Net allocation to provisions	34	29	16	4	(12)	(13)	(28)	(4)	1	(1)
Operating income	*(97)*	*(15)*	*(124)*	*(126)*	*66*	*(23)*	*(148)*	*(178)*	*(71)*	*(49)*
Net income from long-term investments	68	(99)	(267)	(36)	(109)	235	142	106	166	(13)
Net income from companies accounted for by the equity method	(4)	(10)	19	11	5	2	1	5	1	1
Exceptional items	(2)	(2)	(4)	(3)	0	(150)	0	0	(20)	0
Amortisation of goodwill	(39)	(62)	(45)	(38)	(40)	(60)	(45)	(72)	(41)	(63)
Income tax	54	56	101	77	22	(26)	22	59	(2)	57
Net income before minority interests	*(20)*	*(132)*	*(320)*	*(115)*	*(56)*	*(22)*	*(28)*	*(80)*	*33*	*(67)*
Minority interests	(9)	(29)	4	(10)	(11)	(9)	(11)	(13)	(11)	(17)
Net income	*(29)*	*(161)*	*(316)*	*(125)*	*(67)*	*(31)*	*(39)*	*(93)*	*22*	*(84)*
GROUP										
Net banking income	3,704	3,852	3,321	3,696	3,749	4,106	3,862	3,920	3,958	4,061
Operating expenses	(2,666)	(2,719)	(2,443)	(2,698)	(2,519)	(2,652)	(2,596)	(2,801)	(2,656)	(2,705)
Gross operating income	*1,038*	*1,133*	*878*	*998*	*1,230*	*1,454*	*1,266*	*1,119*	*1,302*	*1,356*
Net allocation to provisions	(286)	(287)	(325)	(403)	(330)	(377)	(338)	(181)	(198)	(126)
Operating income	*752*	*846*	*553*	*595*	*900*	*1,077*	*928*	*938*	*1,104*	*1,230*
Net income from long-term investments	67	(131)	(237)	2	(112)	239	145	125	195	(16)
Net income from companies accounted for by the equity method	(1)	3	23	23	10	12	6	15	4	13
Exceptional items	(2)	(2)	(4)	(3)	0	(150)	0	0	(20)	0
Amortisation of goodwill	(39)	(62)	(45)	(38)	(40)	(60)	(45)	(72)	(41)	(63)
Income tax	(206)	(198)	(88)	(157)	(219)	(358)	(296)	(288)	(366)	(332)
Net income before minority interests	*571*	*456*	*202*	*422*	*539*	*760*	*738*	*718*	*876*	*832*
Minority interests	(60)	(80)	(56)	(58)	(56)	(65)	(68)	(74)	(75)	(83)
Net income	*511*	*376*	*146*	*364*	*483*	*695*	*670*	*644*	*801*	*749*

(1) After reclassification of part of SG Bank and Trust Luxembourg's treasury activities from Financial Services to Private Banking.

QUARTERLY NET INCOME BY CORE BUSINESS

(in millions of euros)	2002[1]				2003[1]				2004	
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Retail Banking & Financial Services	**306**	**287**	**339**	**337**	**300**	**358**	**360**	**370**	**372**	**394**
French Networks	191	200	210	226	194	223	225	236	227	229
Financial Services	65	40	83	64	63	76	78	79	90	102
Retail Banking outside France	50	47	46	47	43	59	57	55	55	63
Global Investment Management	**67**	**65**	**51**	**67**	**52**	**55**	**68**	**80**	**78**	**75**
Asset Management	51	51	43	56	38	42	47	61	48	52
Private Banking	16	14	8	11	14	13	21	19	30	23
Corporate & Investment Banking	**167**	**185**	**72**	**85**	**198**	**313**	**281**	**287**	**329**	**364**
Equity & Advisory	56	63	(30)	(26)	70	151	117	36	79	142
Corporate Banking & Fixed Income	111	122	102	111	128	162	164	251	250	222
CORE BUSINESSES	**540**	**537**	**462**	**489**	**550**	**726**	**709**	**737**	**779**	**833**
Corporate Centre	**(29)**	**(161)**	**(316)**	**(125)**	**(67)**	**(31)**	**(39)**	**(93)**	**22**	**(84)**
GROUP	**511**	**376**	**146**	**364**	**483**	**695**	**670**	**644**	**801**	**749**

QUARTERLY ROE AFTER TAX BY CORE BUSINESS

(%)	2002[1]				2003[1]				2004	
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Retail Banking & Financial Services	**17.9%**	**16.8%**	**19.8%**	**19.6%**	**16.7%**	**19.5%**	**19.3%**	**19.8%**	**19.2%**	**19.7%**
French Networks	17.8%	18.7%	19.7%	21.1%	17.8%	20.0%	19.8%	20.7%	19.5%	19.3%
Financial Services	13.6%	8.3%	16.8%	12.9%	11.6%	13.6%	13.7%	14.0%	15.0%	16.7%
Retail Banking outside France	31.1%	30.0%	29.6%	30.1%	25.8%	36.4%	34.9%	33.0%	32.5%	31.4%
Global Investment Management	**77.7%**	**67.5%**	**53.5%**	**70.9%**	**54.6%**	**56.4%**	**63.3%**	**68.1%**	**62.8%**	**51.9%**
Asset Management	104.6%	87.2%	75.8%	98.7%	67.9%	74.3%	75.8%	97.6%	72.7%	63.2%
Private Banking	42.7%	37.1%	20.8%	29.1%	35.7%	31.7%	46.2%	34.5%	51.6%	37.0%
Corporate & Investment Banking	**18.0%**	**20.1%**	**7.7%**	**9.0%**	**21.5%**	**33.8%**	**30.3%**	**31.7%**	**36.3%**	**39.5%**
Equity & Advisory	45.5%	52.2%	-25.8%	-24.4%	68.8%	148.4%	116.1%	35.6%	73.8%	127.6%
Corporate Banking & Fixed Income	13.8%	15.3%	12.5%	13.2%	15.6%	19.6%	19.9%	31.2%	31.3%	27.4%
CORE BUSINESSES	**19.8%**	**19.7%**	**16.8%**	**17.7%**	**19.5%**	**25.4%**	**24.4%**	**25.4%**	**26.3%**	**27.2%**
GROUP	**13.6%**	**9.8%**	**3.8%**	**9.7%**	**13.1%**	**18.5%**	**17.3%**	**16.4%**	**20.0%**	**18.3%**

(1) After reclassification of part of SG Bank and Trust Luxembourg's treasury activities from Financial Services to Private Banking.

Paris, May 13th 2004

PRESS RELEASE

First quarter 2004 results

A strong start to the year

Financial results:

- Operating income up 61.5%* vs. Q1 03
- Net attributable income for the quarter: EUR 801 million, up 65.8% vs. Q1 03
- ROE after tax: 20.0%

Operational performances:

- Continued strong growth
- Increased operating efficiency in all businesses
- Low level of risk provisioning

In EUR million	Q1 04	Change vs. Q1 03	Change vs. Q4 03
Net banking income	3,958	+5.6%	+1.0%
*Like-for-like**		*+13.0%*	
Operating expenses	-2,656	+5.4%	-5.2%
*Like-for-like**		*+6.6%*	
Gross operating income	1,302	+5.9%	+16.4%
*Like-for-like**		*+28.8%*	
Operating income	1,104	+22.7%	+17.7%
*Like-for-like**		*+61.5%*	
Net income	801	+65.8%	+24.4%

	Q1 04	Q1 03	Q4 03
Group ROE after tax	20.0%	13.1%	16.4%
Business line ROE after tax	26.3%	19.5%	25.4%

* When adjusted for changes in Group structure, at constant exchange rates and excluding exceptional capital gain on property disposal of EUR 187 million booked under net banking income in the first quarter of 2003.

CONTACTS

SOCIETE GENERALE

Jérôme FOURRE
+33(0)1 42 14 25 00
Stéphanie CARSON-PARKER
+33(0)1 42 14 95 17
Hélène AGABRIEL
+33(0)1 41 45 97 13

COMM/PRS
Tour Société Générale
92972 Paris-La Défense
cedex
France

Fax +33(0)1 42 14 28 98

www.socgen.com

www.ir.socgen.com

SOCIÉTÉ GÉNÉRALE
A French corporation with share capital of
EUR 548,043,436.25
552 120 222 RCS PARIS

At the meeting of the Board of Directors of Société Générale on May 12th 2004, chaired by Daniel Bouton, the Board closed the Group's consolidated accounts for the period ending March 31st 2003. Commenting on these results, Daniel Bouton said:

"The Société Générale Group turned in a very good performance in the first quarter, with a return on equity after tax of 20%. All the core businesses registered revenue growth, while continuing to make further improvements in operating efficiency. Risk provisioning was low, remaining stable on the levels seen in the last quarter of 2003.

1. GROUP CONSOLIDATED RESULTS

In Europe, the quarter was marked by a persistently weak economic environment and low interest rates. The volume of business customer financial operations in the region remained sluggish on the equity and debt capital markets, and in financing. In the United States, the economic environment proved much more favourable and the strong business recovery was confirmed.

Against this mixed backdrop, the Group posted very good performances, with operating income up 61.5%* on the first quarter of 2003 (+22.7% in absolute terms) and net income of EUR 801 million, up 65.8% on the first quarter of 2003.

These strong performances were fuelled by sustained growth in all the core businesses, combined with continuing improvements in their operating efficiency. At the same time, risk provisioning remained low and the proprietary investment portfolios made a positive contribution to income.

Net banking income

Net banking income for the quarter was nearly EUR 4 billion, up 13%*. In absolute terms, the rise came out at 5.6%.

Net banking income was up 6.4% in the French Networks, 7.7% in Retail Banking outside France and 13.6% in Financial Services. Revenues for the Global Investment Management arm were up 25.7%, and +7.6% in Corporate and Investment Banking (+12.7% on a like-for-like basis and at constant exchange rates). These strong performances underline the growth potential of the businesses' existing franchises and their ability to take advantage of improvements in the economic environment.

* When adjusted for changes in Group structure, at constant exchange rates and excluding the exceptional capital gain on property disposal of EUR 187 million booked under net banking income in the first quarter of 2003.

Operating expenses

The rise in operating expenses (+6.6% on the first quarter of 2003 when adjusted for changes in Group structure and at constant exchange rates) was significantly lower than the growth in revenues. Operating expenses were down 5.2% on the fourth quarter of 2003. The cost/income ratio showed an improvement at 67.1% in the first quarter of 2004 compared with 70.7% in the same quarter of 2003 (excluding the exceptional capital gain on the property disposal).

The Group is registering improved operating efficiency in all its core businesses. In the French Networks, operating expenses rose by just over 3%, reflecting the increase in activity and the investments required for the ongoing restructuring of the network. The cost/income ratio for the French Networks was down 2 points over twelve months, to 70.1%. The other businesses also saw an improvement in their cost/income ratio. In Corporate and Investment Banking, it came out at a low of 62.3%.

Operating income

The Group put in a remarkable operating performance, with gross operating income of EUR 1.3 billion, up 28.8%*. In absolute terms, the increase came out at 5.9%.

The level of risk provisioning remained low, as in the last quarter of 2003. In the French Networks, the cost of risk was stable at 33 bp of risk–weighted assets. Risk provisioning in Corporate and Investment Banking remained very moderate at EUR 48 million over the quarter compared with a quarterly average of EUR 130 million in 2003. No write-backs were made from the general credit risk reserve over the quarter.

With this strong rise in gross operating income and particularly low level of risk provisioning, the Group posted its second highest quarterly operating income, at EUR 1.104 billion for the quarter, up 61.5%* on the first quarter of 2003, or +22.7% in absolute terms.

Net income

Net income from long-term investments made a positive contribution of EUR 195 million over the quarter, compared with a loss of EUR 112 million in the first quarter of 2003. This figure notably includes a EUR 127 million capital gain on the disposal of the stake in Sophia. The Group took advantage of the recovery in the equity market to continue the announced reduction of its industrial equity portfolio.

After amortisation of goodwill, corporate income tax and minority interests, Group net income totalled EUR 801 million for the quarter, up 65.8% on the first quarter of 2003.

---

* When adjusted for changes in Group structure, at constant exchange rates and excluding the exceptional capital gain on property disposal of EUR 187 million booked under net banking income in Q1 03.

Group ROE after tax was 20%, compared with 16.2% for the full year 2003.

2. CAPITAL BASE

Group shareholders' equity stood at EUR 17.6 billion at March 31st 2004, representing a book value per share of EUR 43.1. The Tier-1 ratio was stable at 8.64% at March 31st 2004 (compared with 8.66% at December 31st 2003). Risk-weighted assets increased by 3.2% over the quarter (EUR +6.4 billion).

In line with the Group's share buyback policy, intended to cancel out the dilutive impact of the capital increases reserved for employees, Société Générale bought back 3.9 million shares over the quarter at an average price of EUR 69.1. At March 31st 2004, the Group thus held 33.9 million of its own shares (excluding those held as part of its trading activities) representing 7.7% of its total capital stock.

Following the decision of the Shareholders' Meeting of April 29th 2004, the dividend of EUR 2.50 per share shall be payable as of May 18th 2004.

In terms of financial ratings (Standard & Poor's: AA-, Moody's: Aa3, Fitch: AA-), the Group ranks among the highest rated banking groups in the euro zone.

3. RETAIL BANKING AND FINANCIAL SERVICES

French Networks

In EUR million	Q1 04	Change vs. Q1 03	Change vs. Q4 03
Net banking income	1,436	+6.4%	-1.9%
Operating expenses	-1,006	+3.6%	1.6%
Gross operating income	430	+13.8%	-9.3%
Net allocation to provisions	-71	+7.6%	-29.0%
Operating income	359	+15.1%	-4.0%
Net income	227	+17.0%	-3.8%

	Q1 04	Q1 03	Q4 03
ROE after tax	19.5%	17.8%	20.7%

The Société Générale and Crédit du Nord networks together form France's leading non-mutual retail banking group. In the first quarter of 2004, they continued to post remarkable commercial and financial performances.

The net annual increase in the number of current accounts remained stable, in excess of 100,000 (+120,000 or +2.2% between March 31st 2003 and March 31st 2004). At the same time, the average number of products per personal current account continued to rise, reaching 7.5 at the end of March 2004 versus 7.2 a year earlier.

The division's commercial activity was particularly dynamic, notably in asset gathering for savings products, both deposits and investment products (deposits in passbook savings accounts rose 13.1% over a year). Gross inflows into life insurance products were up more than 46% compared with the first quarter of 2003.
New mortgage loans rose to a new high over the quarter (+6.5% compared with the first quarter of 2003 when the division had already reached a record level of issuance), while margins were kept at satisfactory levels.

The Networks continued to target the self-employed professionals and business customer segments, while maintaining their usual level of prudence with respect to loan commitments. Equipment loans rose over 13% for self-employed professionals, and 7% for SMEs. Conversely, there was a fall in draw-downs of short-term credit facilities by corporates, in line with trends in the market.

Despite low interest rates, net interest income rose 2.4% on the first quarter of 2003, thanks in particular to robust levels of customer deposits (sight deposits up 7.1% over the same period). Net banking income was boosted in particular by growth in commissions (+13% between the first quarter of 2003 and the first quarter of 2004).

The 11% rise in service commissions is attributable to the high levels of activity and the increasing number of products per customer, while the price effect was lower than inflation. The pick-up in financial commissions was confirmed (+18% compared with the first quarter of 2003).

Overall, growth in net banking income was healthy, at +6.4% in relation to the first quarter of 2003.

Growth in operating expenses was kept under control over the quarter (+3.6% versus the first quarter of 2003) and was primarily linked to an increase in costs directly associated with business volumes and to investments for the restructuring of the Société Générale network, notably the creation of regional middle and back-office platforms.

Gross operating income for the two French Networks in the first quarter of 2004 was EUR 430 million, up 13.8% on the first quarter of 2003, and the cost/income ratio improved by nearly 2 points, to come out at 70.1%.

The cost of risk remained stable at 33 bp of risk-weighted assets.

Net income rose 17% to EUR 227 million. The ROE after tax was 19.5%.

Retail Banking outside France

In EUR million	Q1 04	Change vs. Q1 03	Change vs. Q4 03
Net banking income	**418**	**+7.7%**	-7.1%
On a like-for-like basis & at constant exchange rates		*+7.9%*	
Gross operating income	**159**	**+15.2%**	-9.1%
On a like-for-like basis & at constant exchange rates		*+18.3%*	
Net allocation to provisions	**-43**	**+22.9%**	+4.9%
Operating income	**116**	**+12.6%**	-13.4%
Net income	**55**	**+27.9%**	+0.0%

	Q1 04	Q1 03	Q4 03
ROE after tax	**32.5%**	**25.8%**	33.0%

The Retail Banking network outside France confirmed the relevance of its economic model over the quarter and achieved its objective of providing a growth driver for the overall Group.

Thanks to sustained levels of commercial activity, the network's franchise continued to expand in nearly all 31 of its entities, with 416,000 new individual customers over a year.

Over the same period, outstanding loans increased 9% when adjusted for changes in Group structure and at constant exchange rates. The divergence in the levels of growth in loans to individual customers (+26%) and loans to businesses (+5%) was the result of a deliberate effort to take advantage of the potential of the different customer segments.

On March 5th 2004, the Group acquired 50.01% of the capital of General Bank of Greece and on May 11th 2004 launched a public share purchase offer for the remaining capital. General Bank of Greece is the country's 7th largest bank, with 250,000 individual customers and a 2% market share in deposits. The acquisition reinforces the Group's position in the Balkans.

Despite low interest rates, net banking income was up 7.7% compared with the first quarter of 2003 (+7.9% when adjusted for changes in Group structure and at constant exchange rates). The division's revenue growth was particularly strong in Romania and Egypt.

The rise in operating expenses remained modest (+3.6% in relation to the first quarter of 2003), as the cost of investments (opening of new branches, upgrade of the IT systems) were offset by continuing rationalisation programmes, notably in the Czech Republic.

The business line's level of risk provisioning was kept under control, and totalled EUR 43 million over the quarter, compared with EUR 35 million in the first quarter of 2003.

Operating income was up 12.6% over the period (+15.3% when adjusted for changes in group structure and at constant exchange rates). Net income was EUR 55 million, up 27.9%, and included a capital gain of EUR 20 million before tax and minority interests, on the disposal of a payment systems subsidiary of Komercni Banka.

The ROE after tax came out at 32.5% for the quarter.

Financial Services

In EUR million	Q1 04	Change vs. Q1 03	Change vs. Q4 03
Net banking income	486	+13.6%	-8.1%
On a like-for-like basis & at constant exchange rates		*+12.0%*	
Gross operating income	180	+34.3%	+7.8%
On a like-for-like basis & at constant exchange rates		*+33.1%*	
Net allocation to provisions	-37	+15.6%	-17.8%
Operating income	143	+40.2%	+17.2%
Net income	90	+42.9%	+13.9%

	Q1 04	Q1 03	Q4 03
ROE after tax	15.0%	11.6%	14.0%

The Group's Financial Services activities encompass three business lines: Specialised Financing, Life Insurance, and Securities and Banking Services.

The **Specialised Financing** activities, and in particular business finance, are one of Société Générale Group's key development axes in Europe.

The integration of the acquisitions is going well. At the end of the first quarter of 2004, the Group launched the "SG Equipment Finance" brand, which groups together the offering of all its entities in vendor and equipment finance, and notably that of Franfinance and Gefa.

Due to continuing uncertainty in the European environment, new and outstanding business financing remained stable with respect to the first quarter of 2003, but margin levels increased.
In operational vehicle leasing, the ALD Automotive brand continued to expand and now manages a fleet of over 508,000 vehicles (up 3% compared with March 31st 2003).
In the consumer credit business, new loan issuance was robust (+13% compared with the first quarter of 2003), with good performances in Italy (+15%) and France (+10%).

Overall, net banking income generated by the Specialised Financing activities was up 6% on the first quarter of 2003, when adjusted for changes in Group structure and at constant exchange rates, and the ROE before tax stood at 17.3% for the period.

In the **Life Insurance** business, premium income was up 41% on the first quarter of 2003, compared with +25% for the bancassurance market as a whole. Sogecap thus consolidated its position as the number 3 bancassurance player in the French market, registering a rise in its market share to 14.4%. Its operating income registered a strong rise.

The **Securities and Banking Services** activities benefited from the improvement in the stock market environment and also reaped the rewards of the recent mandates they have won. Revenues for the business were up 22% compared with the first quarter of 2003.

Overall, **the Financial Services arm** notched up a rise in operating income of nearly 40% compared with the first quarter of 2003, when adjusted for changes in group structure and at constant exchange rates. The ROE after tax was 15% for the quarter.

4. GLOBAL INVESTMENT MANAGEMENT

In EUR million	Q1 04	Change vs. Q1 03	Change vs. Q4 03
Net banking income	352	+25.7%	-9.7%
On a like-for-like basis & at constant exchange rates		*+23.8%*	
Operating expenses	-230	+13.3%	-7.3%
On a like-for-like basis & at constant exchange rates		*+14.3%*	
Operating income	122	+58.3%	-14.2%
On a like-for-like basis & at constant exchange rates		*+47.2%*	
Net income	78	+49.8%	-2.5%
o/w Asset Management	48	*+26.3%*	*-21.3%*
Private Banking	30	*+113.6%*	*+58.2%*

In EUR billion	Q1 04	Q1 03	Q4 03
Net new money over period	6.2	2.9	2.2
Assets under management (at end of period)	300.0	261.8	284.1

Assets under management in the Group's Global Investment Management arm stood at EUR 300 billion* at March 31st 2004, up nearly EUR 16 billion over the quarter. Net inflows totalled EUR 6.2 billion over the period, representing an annualised rate of asset inflows of 8%.
The division's financial results also showed significant rises, with net banking income up 25.7% on the first quarter of 2003 (+23.8% adjusted for changes in Group structure and at constant exchange rates), and net income up 49.8% at EUR 78 million.

Asset Management

The net inflow of new money over the quarter was strong, at EUR 4.9 billion, of which EUR 3.4 billion was invested in equity products. New money from cross-selling totalled a record EUR 1.8 billion. The weighting of equity products in the portfolio increased significantly, and margins rose to 37 bp compared with 35 bp in the first quarter of 2003. At March 31st 2004, 55% of total assets under management were

* Excluding the assets managed by Lyxor Asset Management (EUR 35 billion at March 31st 2004), whose results are consolidated in the Equity and Advisory business line, and EUR 65 billion of assets held by customers of the French Networks (investible assets exceeding EUR 150,000).

invested in equity and diversified funds and alternative management products. Total assets under management in these funds rose 7% over the quarter.

Net banking income thus rose sharply (+21.1% in relation to the first quarter of 2003 when adjusted for changes in Group structure and at constant exchange rates), confirming the recovery that began in the summer of 2003.

TCW's performances were particularly remarkable. Net inflows totalled USD 3 billion for the quarter, and margins were 42.7 bp (compared with 37 bp in the first quarter of 2003).

The business line also continued to develop its growth drivers in Asia, with the acquisition of the asset management subsidiary of Resona, the No. 5 banking group in Japan, and the creation of a joint venture with IBK, the No.4 bank in Korea in terms of balance sheet.

Against this backdrop, the rise in operating expenses was limited (+5.7% compared with the first quarter of 2003), and notably reflected the increase in variable remuneration linked to higher levels of activity.

Net income for the quarter was up 26.3% on the first quarter of 2003.

Private Banking

At March 31st 2004, assets under management in the Private Banking business totalled EUR 47.1 billion*. Net new money over the quarter totalled EUR 1.3 billion, up over 10% at an annualised rate. This performance reflects the quality of the business line's positioning in France, the commercial development in Asia and the effective integration of its most recent acquisitions (Compagnie Bancaire Genève in Switzerland, Banque de Martelaere in Belgium).

Sustained asset gathering and the upturn in transactions on managed portfolios drove net banking income up 52.5% compared with the first quarter of 2003 (+31% when adjusted for changes in Group structure and at constant exchange rates). Operating expenses were up 30.2% (+17% when adjusted for changes in Group structure and at constant exchange rates), and net income more than doubled between the first quarters of 2003 and 2004, to stand at EUR 30 million.

* Excluding EUR 65 billion of assets held by customers of the French Networks (investible assets exceeding EUR 150,000).

5. CORPORATE AND INVESTMENT BANKING

In EUR million	Q1 04	Change vs. Q1 03	Change vs. Q4 03
Net banking income	1,281	+7.6%	+10.3%
On a like-for-like basis & at constant exchange rates		*+12.7%*	
Operating expenses	-798	+4.2%	-3.4%
On a like-for-like basis & at constant exchange rates		*+8.8%*	
Gross operating income	483	+13.6%	+44.2%
On a like-for-like basis & at constant exchange rates		*+19.8%*	
Net allocation to provisions	-48	-74.1%	NM
Operating income	435	+81.3%	+25.7%
On a like-for-like basis & at constant exchange rates		*+95.9%*	
Net income	329	+66.2%	+14.6%

	Q1 04	Q1 03	Q4 03
ROE after tax	36.3%	21.5%	31.7%

The Group's Corporate and Investment Banking arm posted a very high level of profitability in the first quarter of 2004, with an ROE after tax of 36.3% against 21.5% in the first quarter of 2003 and 30.1% for the full-year 2003. With net income of EUR 329 million, the business registered its second best quarterly performance, after the level reached in the first quarter of 2000 in an exceptional market context.

Revenues continued to rise (+7.6% compared with the first quarter of 2003, in absolute terms, +12.7% when adjusted for changes in Group structure and at constant exchange rates).

In the Corporate Banking and Fixed Income business, treasury activities were buoyed by a highly favourable market environment and strong sales in credit and credit derivatives products, while structured finance activities got off to a slower start in a sluggish European market.

In Equity and Advisory, the Equity Derivatives business picked up, primarily on the back of a strong commercial performance in structured and listed products. While the Cash Equity and Advisory business was affected by the weakness in the French primary market, it put in a good performance in secondary market activities.

The proportion of client-driven transactions continued to account for two thirds of net banking income over the quarter in line with the announced objective, underlining the quality of the Corporate and Investment Banking division's business portfolio and franchise. Market risk exposure remained virtually stable with an average trading VaR of EUR 27.2 million over the quarter, against EUR 24.3 million in the fourth quarter of 2003.

The Corporate and Investment banking arm also confirmed its position as one of the top ten banks in the euro capital markets, and as a market leader in derivatives and structured finance, thanks notably to its capacity for innovation and ability to meet the increasingly complex demands of its clients. It structured the first synthetic securitisation of residential mortgage loan collateral in France and launched the first and only government bond tracker in the euro zone.

The arm kept a tight rein on its operating expenses over the quarter, which were down 3.4% on the fourth quarter of 2003. The cost/income ratio came in at a low level of 62.3%.

Risk provisioning remained very low, in line with the last quarter of 2003, standing at EUR 48 million in the first quarter of 2004 compared with a quarterly average of EUR 130 million in 2003. This fall reflects the continuing favourable environment in the US, and the policy of dynamic portfolio management introduced in 2001.

The Corporate and Investment Banking arm posted net income of EUR 329 million for the first quarter of 2004, up 66.2% on the same period in 2003, and 15% on the fourth quarter of 2003.

6. CORPORATE CENTRE

The Corporate Centre posted net income of EUR 22 million for the quarter, compared with a loss of EUR 67 million in the first quarter of 2003.

While the Group booked a capital gain of EUR 187 million on a property disposal under net banking income in the first quarter of 2003, in the first quarter of 2004 it booked a capital gain of EUR 127 million on the sale of shares in Sophia under income from long-term investments. The Group took advantage of the more favourable stock market environment to continue the reduction in its industrial equity portfolio, generating capital gains. It also made reversals from provisions for depreciation of the industrial equity portfolio. At March 31st 2004, the net book value of the portfolio was EUR 1.9 billion, representing an unrealised capital gain of EUR 0.2 billion. Disposals over the quarter totalled EUR 640 million in net book value, including the shares in Sophia.

The Group's effective tax rate stood at 28.6% for the quarter.

2004 shareholders' diary

May 18th 2004	Dividend payment
July 30th 2004	Second quarter 2004 results
September 27th 2004	Investors' Day (Paris)
November 9th 2004	Third quarter 2004 results

SUPPLEMENTARY DATA

CONSOLIDATED INCOME STATEMENT (in millions of euros)	First quarter 2004	First quarter 2003[1]	Change Q1/Q4	Change Q1/Q1	
Net banking income	3,958	3,749	1.0%	5.6%	7.2% (*)
Operating expenses	(2,656)	(2,519)	-5.2%	5.4%	6.6% (*)
Gross operating income	**1,302**	**1,230**	**16.4%**	**5.9%**	**8.4% (*)**
Net allocation to provisions	(198)	(330)	9.4%	-40.0%	-39.3% (*)
Operating income	**1,104**	**900**	**17.7%**	**22.7%**	**26.3% (*)**
Net income from long-term investments	195	(112)	56.0%	-274.1%	
Net income from companies accounted for by the equity method	4	10	-73.3%	-60.0%	
Exceptional items	(20)	0	NM	NM	
Amortisation of goodwill	(41)	(40)	-43.1%	2.5%	
Income tax	(366)	(219)	27.1%	67.1%	
Net income before minority interests	**876**	**539**	**22.0%**	**62.5%**	
Minority interests	(75)	(56)	1.4%	33.9%	
Net income	**801**	**483**	**24.4%**	**65.8%**	
Annualised Group ROE after tax (%)	20.0%	13.1%			
Tier-one ratio at end of period	8.6%	7.8%			

(*) when adjusted for changes in Group structure and at constant exchange rates

NET INCOME AFTER TAX BY CORE BUSINESS (in millions of euros)	First quarter 2004	First quarter 2003[1]	Change Q1/Q4	Change Q1/Q1
Retail Banking & Financial Services	**372**	**300**	**0.5%**	**24.0%**
o.w. French Networks	227	194	-3.8%	17.0%
o.w. Financial Services	90	63	13.9%	42.9%
o.w. Retail Banking outside France	55	43	0.0%	27.9%
Global Investment Management	**78**	**52**	**-2.5%**	**49.8%**
o.w. Asset Management	48	38	-21.3%	26.3%
o.w. Private Banking	30	14	58.2%	113.6%
Corporate & Investment Banking	**329**	**198**	**14.6%**	**66.2%**
o.w. Equity & Advisory	79	70	119.4%	12.9%
o.w. Corporate Banking & Fixed Income	250	128	-0.4%	95.3%
CORE BUSINESSES	**779**	**550**	**5.7%**	**41.6%**
Corporate Centre	**22**	**(67)**	**NM**	**NM**
GROUP	**801**	**483**	**24.4%**	**65.8%**

(1) After reclassification of part of SG Bank and Trust Luxembourg's treasury activities from Financial Services to Private Banking.

QUARTERLY RESULTS BY CORE BUSINESS

(in millions of euros)	2002(1)				2003(1)				2004
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Retail Banking & Financial Services									
Net banking income	2,168	2,112	2,140	2,244	2,165	2,302	2,296	2,443	2,340
Operating expenses	-1,480	-1,468	-1,437	-1,482	-1,515	-1,537	-1,512	-1,627	-1,571
Gross operating income	*688*	*644*	*703*	*762*	*650*	*765*	*784*	*816*	*769*
Net allocation to provisions	-165	-151	-150	-185	-133	-158	-171	-186	-151
Operating income	*523*	*493*	*553*	*577*	*517*	*607*	*613*	*630*	*618*
Net income from long-term investments	1	-7	29	-2	-2	3	2	2	27
Net income from companies accounted for by the equity method	3	7	4	0	4	4	3	2	2
Income tax	-179	-166	-195	-197	-176	-208	-210	-216	-221
Net income before minority interests	*348*	*327*	*391*	*378*	*343*	*406*	*408*	*418*	*426*
Minority interests	-42	-40	-52	-41	-43	-48	-48	-48	-54
Net income	*306*	*287*	*339*	*337*	*300*	*358*	*360*	*370*	*372*
o.w. French Networks									
Net banking income	1,321	1,358	1,335	1,400	1,349	1,413	1,419	1,464	1,436
Operating expenses	-947	-961	-943	-955	-971	-982	-972	-990	-1,006
Gross operating income	*374*	*397*	*392*	*445*	*378*	*431*	*447*	*474*	*430*
Net allocation to provisions	-64	-73	-72	-88	-66	-76	-89	-100	-71
Operating income	*310*	*324*	*320*	*357*	*312*	*355*	*358*	*374*	*359*
Net income from long-term investments	0	0	7	5	1	4	0	4	7
Net income from companies accounted for by the equity method	0	1	1	0	1	1	0	1	1
Income tax	-107	-115	-109	-127	-109	-126	-125	-133	-128
Net income before minority interests	*203*	*210*	*219*	*235*	*205*	*234*	*233*	*246*	*239*
Minority interests	-12	-10	-9	-9	-11	-11	-8	-10	-12
Net income	*191*	*200*	*210*	*226*	*194*	*223*	*225*	*236*	*227*
o.w. Financial Services									
Net banking income	405	362	396	412	428	456	446	529	486
Operating expenses	-265	-267	-252	-272	-294	-296	-285	-362	-306
Gross operating income	*140*	*95*	*144*	*140*	*134*	*160*	*161*	*167*	*180*
Net allocation to provisions	-38	-31	-31	-37	-32	-40	-39	-45	-37
Operating income	*102*	*64*	*113*	*103*	*102*	*120*	*122*	*122*	*143*
Net income from long-term investments	0	0	19	0	0	0	0	-2	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0
Income tax	-38	-22	-49	-37	-37	-43	-44	-43	-51
Net income before minority interests	*64*	*42*	*83*	*66*	*65*	*77*	*78*	*77*	*92*
Minority interests	1	-2	0	-2	-2	-1	0	2	-2
Net income	*65*	*40*	*83*	*64*	*63*	*76*	*78*	*79*	*90*
o.w. Retail Banking outside France									
Net banking income	442	392	409	432	388	433	431	450	418
Operating expenses	-268	-240	-242	-255	-250	-259	-255	-275	-259
Gross operating income	*174*	*152*	*167*	*177*	*138*	*174*	*176*	*175*	*159*
Net allocation to provisions	-63	-47	-47	-60	-35	-42	-43	-41	-43
Operating income	*111*	*105*	*120*	*117*	*103*	*132*	*133*	*134*	*116*
Net income from long-term investments	1	-7	3	-7	-3	-1	2	0	20
Net income from companies accounted for by the equity method	3	6	3	0	3	3	3	1	1
Income tax	-34	-29	-37	-33	-30	-39	-41	-40	-42
Net income before minority interests	*81*	*75*	*89*	*77*	*73*	*95*	*97*	*95*	*95*
Minority interests	-31	-28	-43	-30	-30	-36	-40	-40	-40
Net income	*50*	*47*	*46*	*47*	*43*	*59*	*57*	*55*	*55*

(1) After reclassification of part of SG Bank and Trust Luxembourg's treasury activities from Financial Services to Private Banking.

(in millions of euros)	2002(1) Q1	2002(1) Q2	2002(1) Q3	2002(1) Q4	2003(1) Q1	2003(1) Q2	2003(1) Q3	2003(1) Q4	2004 Q1
Global Investment Management									
Net banking income	340	338	301	345	280	291	325	390	352
Operating expenses	-232	-237	-216	-226	-203	-204	-218	-248	-230
Gross operating income	*108*	*101*	*85*	*119*	*77*	*87*	*107*	*142*	*122*
Net allocation to provisions	0	0	-5	-11	0	0	0	-2	0
Operating income	*108*	*101*	*80*	*108*	*77*	*87*	*107*	*140*	*122*
Net income from long-term investments	-1	0	-1	-8	-1	0	-1	-9	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0
Income tax	-34	-31	-26	-31	-23	-27	-31	-40	-36
Net income before minority interests	*73*	*70*	*53*	*69*	*53*	*60*	*75*	*91*	*86*
Minority interests	-6	-5	-2	-2	-1	-5	-7	-11	-8
Net income	*67*	*65*	*51*	*67*	*52*	*55*	*68*	*80*	*78*
o.w. Asset Management									
Net banking income	254	253	220	260	200	211	222	278	230
Operating expenses	-166	-169	-151	-156	-140	-139	-143	-161	-148
Gross operating income	*88*	*84*	*69*	*104*	*60*	*72*	*79*	*117*	*82*
Net allocation to provisions	0	0	0	-8	0	0	0	-2	0
Operating income	*88*	*84*	*69*	*96*	*60*	*72*	*79*	*115*	*82*
Net income from long-term investments	-1	0	-1	-8	-1	0	-1	-9	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0
Income tax	-30	-28	-23	-30	-20	-25	-26	-36	-28
Net income before minority interests	*57*	*56*	*45*	*58*	*39*	*47*	*52*	*70*	*54*
Minority interests	-6	-5	-2	-2	-1	-5	-5	-9	-6
Net income	*51*	*51*	*43*	*56*	*38*	*42*	*47*	*61*	*48*
o.w. Private Banking									
Net banking income	86	85	81	85	80	80	103	112	122
Operating expenses	-66	-68	-65	-70	-63	-65	-75	-87	-82
Gross operating income	*20*	*17*	*16*	*15*	*17*	*15*	*28*	*25*	*40*
Net allocation to provisions	0	0	-5	-3	0	0	0	0	0
Operating income	*20*	*17*	*11*	*12*	*17*	*15*	*28*	*25*	*40*
Net income from long-term investments	0	0	0	0	0	0	0	0	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0
Income tax	-4	-3	-3	-1	-3	-2	-5	-4	-8
Net income before minority interests	*16*	*14*	*8*	*11*	*14*	*13*	*23*	*21*	*32*
Minority interests	0	0	0	0	0	0	-2	-2	-2
Net income	*16*	*14*	*8*	*11*	*14*	*13*	*21*	*19*	*30*
Corporate and Investment Banking									
Net banking income	1,272	1,365	987	1,145	1,191	1,471	1,318	1,161	1,281
Operating expenses	-899	-933	-757	-898	-766	-859	-823	-826	-798
Gross operating income	*373*	*432*	*230*	*247*	*425*	*612*	*495*	*335*	*483*
Net allocation to provisions	-155	-165	-186	-211	-185	-206	-139	11	-48
Operating income	*218*	*267*	*44*	*36*	*240*	*406*	*356*	*346*	*435*
Net income from long-term investments	-1	-25	2	48	0	1	2	26	2
Net income from companies accounted for by the equity method	0	6	0	12	1	6	2	8	1
Income tax	-47	-57	32	-6	-42	-97	-77	-91	-107
Net income before minority interests	*170*	*191*	*78*	*90*	*199*	*316*	*283*	*289*	*331*
Minority interests	-3	-6	-6	-5	-1	-3	-2	-2	-2
Net income	*167*	*185*	*72*	*85*	*198*	*313*	*281*	*287*	*329*

(1) After reclassification of part of SG Bank and Trust Luxembourg's treasury activities from Financial Services to Private Banking.

(in millions of euros)	2002(1) Q1	2002(1) Q2	2002(1) Q3	2002(1) Q4	2003(1) Q1	2003(1) Q2	2003(1) Q3	2003(1) Q4	2004 Q1
o.w. Equity and Advisory									
Net banking income	491	524	226	341	369	562	505	428	435
Operating expenses	-411	-422	-288	-397	-281	-342	-358	-348	-306
Gross operating income	*80*	*102*	*-62*	*-56*	*88*	*220*	*147*	*80*	*129*
Net allocation to provisions	0	0	-5	-13	0	-10	0	-27	-31
Operating income	*80*	*102*	*-67*	*-69*	*88*	*210*	*147*	*53*	*98*
Net income from long-term investments	0	-12	0	-4	-2	0	0	0	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0
Income tax	-24	-27	37	47	-16	-59	-30	-17	-19
Net income before minority interests	*56*	*63*	*-30*	*-26*	*70*	*151*	*117*	*36*	*79*
Minority interests	0	0	0	0	0	0	0	0	0
Net income	*56*	*63*	*-30*	*-26*	*70*	*151*	*117*	*36*	*79*
o.w. Corporate Banking and Fixed Income									
Net banking income	781	841	761	804	822	909	813	733	846
Operating expenses	-488	-511	-469	-501	-485	-517	-465	-478	-492
Gross operating income	*293*	*330*	*292*	*303*	*337*	*392*	*348*	*255*	*354*
Net allocation to provisions	-155	-165	-181	-198	-185	-196	-139	38	-17
Operating income	*138*	*165*	*111*	*105*	*152*	*196*	*209*	*293*	*337*
Net income from long-term investments	-1	-13	2	52	2	1	2	26	2
Net income from companies accounted for by the equity method	0	6	0	12	1	6	2	8	1
Income tax	-23	-30	-5	-53	-26	-38	-47	-74	-88
Net income before minority interests	*114*	*128*	*108*	*116*	*129*	*165*	*166*	*253*	*252*
Minority interests	-3	-6	-6	-5	-1	-3	-2	-2	-2
Net income	*111*	*122*	*102*	*111*	*128*	*162*	*164*	*251*	*250*
Corporate Centre									
Net banking income	-76	37	-107	-38	113	42	-77	-74	-15
Operating expenses	-55	-81	-33	-92	-35	-52	-43	-100	-57
Gross operating income	*-131*	*-44*	*-140*	*-130*	*78*	*-10*	*-120*	*-174*	*-72*
Net allocation to provisions	34	29	16	4	-12	-13	-28	-4	1
Operating income	*-97*	*-15*	*-124*	*-126*	*66*	*-23*	*-148*	*-178*	*-71*
Net income from long-term investments	68	-99	-267	-36	-109	235	142	106	166
Net income from companies accounted for by the equity method	-4	-10	19	11	5	2	1	5	1
Exceptional items	-2	-2	-4	-3	0	-150	0	0	-20
Amortisation of goodwill	-39	-62	-45	-38	-40	-60	-45	-72	-41
Income tax	54	56	101	77	22	-26	22	59	-2
Net income before minority interests	*-20*	*-132*	*-320*	*-115*	*-56*	*-22*	*-28*	*-80*	*33*
Minority interests	-9	-29	4	-10	-11	-9	-11	-13	-11
Net income	*-29*	*-161*	*-316*	*-125*	*-67*	*-31*	*-39*	*-93*	*22*
GROUP									
Net banking income	3,704	3,852	3,321	3,696	3,749	4,106	3,862	3,920	3,958
Operating expenses	-2,666	-2,719	-2,443	-2,698	-2,519	-2,652	-2,596	-2,801	-2,656
Gross operating income	*1,038*	*1,133*	*878*	*998*	*1,230*	*1,454*	*1,266*	*1,119*	*1,302*
Net allocation to provisions	*-286*	*-287*	*-325*	*-403*	*-330*	*-377*	*-338*	*-181*	*-198*
Operating income	*752*	*846*	*553*	*595*	*900*	*1,077*	*928*	*938*	*1,104*
Net income from long-term investments	*67*	*-131*	*-237*	*2*	*-112*	*239*	*145*	*125*	*195*
Net income from companies accounted for by the equity method	*-1*	*3*	*23*	*23*	*10*	*12*	*6*	*15*	*4*
Exceptional items	*-2*	*-2*	*-4*	*-3*	*0*	*-150*	*0*	*0*	*-20*
Amortisation of goodwill	*-39*	*-62*	*-45*	*-38*	*-40*	*-60*	*-45*	*-72*	*-41*
Income tax	*-206*	*-198*	*-88*	*-157*	*-219*	*-358*	*-296*	*-288*	*-366*
Net income before minority interests	*571*	*456*	*202*	*422*	*539*	*760*	*738*	*718*	*876*
Minority interests	*-60*	*-80*	*-56*	*-58*	*-56*	*-65*	*-68*	*-74*	*-75*
Net income	*511*	*376*	*146*	*364*	*483*	*695*	*670*	*644*	*801*

(1) After reclassification of part of SG Bank and Trust Luxembourg's treasury activities from Financial Services to Private Banking.

QUARTERLY NET INCOME BY CORE BUSINESS

(in millions of euros)	2002(1) Q1	Q2	Q3	Q4	2003(1) Q1	Q2	Q3	Q4	2004 Q1
Retail Banking & Financial Services	**306**	**287**	**339**	**337**	**300**	**358**	**360**	**370**	**372**
French Networks	191	200	210	226	194	223	225	236	227
Financial Services	65	40	83	64	63	76	78	79	90
Retail Banking outside France	50	47	46	47	43	59	57	55	55
Global Investment Managment	**67**	**65**	**51**	**67**	**52**	**55**	**68**	**80**	**78**
Asset Management	51	51	43	56	38	42	47	61	48
Private Banking	16	14	8	11	14	13	21	19	30
Corporate & Investment Banking	**167**	**185**	**72**	**85**	**198**	**313**	**281**	**287**	**329**
o.w. Equity & Advisory	*56*	*63*	*-30*	*-26*	*70*	*151*	*117*	*36*	*79*
o.w. Corporate Banking and Fixed Income	*111*	*122*	*102*	*111*	*128*	*162*	*164*	*251*	*250*
CORE BUSINESSES	**540**	**537**	**462**	**489**	**550**	**726**	**709**	**737**	**779**
Corporate Centre	**-29**	**-161**	**-316**	**-125**	**-67**	**-31**	**-39**	**-93**	**22**
GROUP	**511**	**376**	**146**	**364**	**483**	**695**	**670**	**644**	**801**

QUARTERLY ROE BY CORE BUSINESS

(%)	2002(1) Q1	Q2	Q3	Q4	2003(1) Q1	Q2	Q3	Q4	2004 Q1
Retail Banking & Financial Services	**17.9%**	**16.8%**	**19.8%**	**19.6%**	**16.7%**	**19.5%**	**19.3%**	**19.8%**	**19.2%**
French Networks	17.8%	18.7%	19.7%	21.1%	17.8%	20.0%	19.8%	20.7%	19.5%
Financial Services	13.6%	8.3%	16.8%	12.9%	11.6%	13.6%	13.7%	14.0%	15.0%
Retail Banking outside France	31.1%	30.0%	29.6%	30.1%	25.8%	36.4%	34.9%	33.0%	32.5%
Global Investment Management	**77.7%**	**67.5%**	**53.5%**	**70.9%**	**54.6%**	**56.4%**	**63.3%**	**68.1%**	**62.8%**
Asset Management	104.6%	87.2%	75.8%	98.7%	67.9%	74.3%	75.8%	97.6%	72.7%
Private banking	42.7%	37.1%	20.8%	29.1%	35.7%	31.7%	46.2%	34.5%	51.6%
Corporate & Investment Banking	**18.0%**	**20.1%**	**7.7%**	**9.0%**	**21.5%**	**33.8%**	**30.3%**	**31.7%**	**36.3%**
o.w. Equity & Advisory	*45.5%*	*52.2%*	*-25.8%*	*-24.4%*	*68.8%*	*148.4%*	*116.1%*	*35.6%*	*73.8%*
o.w. Corporate Banking & Fixed Income	*13.8%*	*15.3%*	*12.5%*	*13.2%*	*15.6%*	*19.6%*	*19.9%*	*31.2%*	*31.3%*
CORE BUSINESSES	**19.8%**	**19.7%**	**16.8%**	**17.7%**	**19.5%**	**25.4%**	**24.4%**	**25.4%**	**26.3%**
GROUP	13.6%	9.8%	3.8%	9.7%	13.1%	18.5%	17.3%	16.4%	20.0%

(1) After reclassification of part of SG Bank and Trust Luxembourg's treasury activities from Financial Services to Private Banking.